MOL Plc.
Finance

17th December, 2004



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Molnár József
Group Chief Financial Officer

Enclosure

THIS IS AN UNOFFICIAL ENGLISH TRANSLATION ("TRANSLATION") OF THE POLISH ISSUE PROSPECTUS ("POLISH ISSUE PROSPECTUS") OF MOL Hungarian Oil and Gas Public Limited Company (the "Company").

The Company's Polish Issue Prospectus is the only binding offering document prepared by the Company. Neither the Company nor any of its advisors take any responsibility whatsoever for the Translation and its accuracy or content. The Translation has been prepared for information purposes only and does not constitute an issue prospectus within the meaning of the Polish Law on Public Trading in Securities of August 21, 1997, as amended ("Polish Securities Act"). The Translation does not constitute an offer or an invitation by or on behalf of the Company, our selling shareholders or the managers to subscribe for or purchase any of the Company's shares. Any investment decisions regarding the Company's shares shall be made only on the basis of the Company's Polish Issue Prospectus, which is effective only on the territory of the Republic of Poland and which is only an informational document on the territories of other countries.

PROSPECTUS

Prepared in connection with the introduction of Public trading Shares Series A of

MOL Hungarian Oil and Gas Public Limited Company



With its registered seat in Budapest, Hungary

Address: Október huszonharmadika utca 18, H-1117 Budapest, Hungary

www.mol.hu

110,361,617 ordinary registered series "A" shares (Series "A" Shares, Shares) in the Company of a nominal value 1,000 HUF each are introduced to public trading in Poland on the basis of this Prospectus, including 108,618,197 Shares already issued and 1,743,420 Shares, which consist of the conditional share capital of the Company established in connection with the issue of convertible bonds.

Currently Series "A" Shares in the amount of 108,226,817 are introduced to listing on the Budapest Stock Exchange (the BSE), the amount of 391,380 shall be introduced to listing on the BSE in the near future (expected on November 25, 2004) as a result of their registration by the register court on November 15, 2004 and in the amount up to 1,743,420 will be introduced successively following conversion of convertible bonds issued within the framework of the conditional share capital and registration of increased share capital after such conversion. The Shares are registered under the code HU0000068952 in Központi Elszámolóház és Értéktár Rt. (KELER), the Hungarian central securities deposit. The Company will use its best efforts to list the Shares on the main market of the WSE as soon as practically possible after completion of the introduction to public trading. MOL intends to introduce the Shares to quotations on the Warsaw Stock Exchange (WSE) on December 2004 at the latest. The transfer of Shares between the Polish and Hungarian securities markets will take place by using cooperation between KELER and KDPW. The description of the transfer of shares between the markets can be found in Chapter III, pt. 7.

The main risks for Investors in Shares Series A: fluctuations in crude oil and natural gas prices may have a negative effect on MOL's business; fluctuations in currency exchange rates could increase MOL's costs and reduce its margins; MOL significantly depends on Russian natural gas and crude oil imports; under MOL's natural gas contracts the Company is obligated to pay for specified volumes even if its actual usage is lower; estimates of MOL's crude oil and natural gas reserves are subject to uncertainties and the Company's total reserves may continue to decline; MOL is dependent on licenses and permits issued by the Hungarian and other governmental authorities to conduct its business; under most loan agreements of the Company, MOL may have to make prepayments in the event that the Hungarian government ceases to own the Special Share in the future; MOL's expansion strategy subjects it to additional risks; MOL is subject to general operational risks which may result in losses and additional expenditures' as an energy company, MOL may be subject to significant environmental liabilities; potential bankruptcy of Yukos; MOL is subject to general Hungarian political, economic and legal risks; international operations of the Company may prove more difficult or costly than domestic operations; rights and obligations of shareholders in MOL may be different from the rights and obligations of shareholders in Polish companies listed on the WSE; MOL faces significant competition, which may increase in the future; remaining regulatory risk in gas

business; limited information on INA - the Croatian national oil and gas company in which MOL holds a minority stake; the trading prices of the shares may fluctuate widely; risk of suspending the Shares listing on the WSE; risk of excluding the Shares from trading on Warsaw Stock Exchange; risk of excluding the Shares from public trading in Poland; the risk of the securities of the Company being excluded or withdrawn from official listing on Budapest Stock Exchange; the interests of the Hungarian State may differ from the interests of other shareholders; MOL's corporate disclosure may differ from the disclosure made by similar companies in other countries; possibility of share overhang from the possible sale of shares by both potential and current shareholders; risk of limitations on the exercise of voting rights that do not apply to depositaries and trustees; the risk that arises from application of the Hungarian and Polish regulations governing acquisition of significant blocks of shares; risk connected with the making of entries in the share register; risk connected with the inability of Polish shareholders to participate in the General Meeting of Shareholders' reconvened due to the lack of the required quorum at the first meeting; risk associated with the failure to admit to public trading in Poland the shares acquired as a result of the exercising of the right of subscription; risk of hindrances to the enforcement of claims against the Company and risk arising from the two different currencies of listing of MOL shares in Budapest and Warsaw. The risks are described in detail in Chapter 1 section 2 of the Prospectus.

Shares series A are introduced to public trading exclusively on the terms and by the rules set out in the Prospectus. This Prospectus is the only legally binding document containing information on the securities, their offering and the Company.

STATEMENT OF THE SECURITIES AND EXCHANGE COMMISSION

In the opinion of the Polish Securities and Exchange Commission, the documents submitted to it include all information and data required under the law. The Polish Securities and Exchange Commission bears no responsibility for the investment risk related to the purchase of the securities offered under this issue prospectus. By virtue of Decision No. DSP/E/4110/51/70/2004 dated 19 November 2004, the Polish Securities and Exchange Commission registered the securities described in this issue prospectus in public trading. On 25 November 2004 MOL Rt. submitted a motion to the Securities and Exchange Commission for the re-examination of the case concluded by the decision of 19 November 2004. On 30 November 2004 the Securities and Exchange Commission issued decision No. DSP/E/4110/51/79/2004 amending decision No. DSP/E/4110/51/70/2004 of 19 November 2004.

The Offering Agent of Shares series A in public trading is


DOM MAKLERSKI BANKU HANDLOWEGO SA
A member of citigroup

Dom Maklerski Banku Handlowego S.A. with its registered seat in Warsaw,
00-613 Warszawa, ul. Chałubińskiego 8.

This prospectus has been prepared in Budapest on 31 August 2004. The Information contained herein was updated as at 20 September 2004 unless the Prospectus' content provides otherwise. The validity of the Prospectus expires on the day of the first quotation of Shares on the WSE, but not later than on 31 December 2004.

The prospectus will be made available to the public at the latest on the 3rd business day before the day of the first quotation of Shares series A on the WSE at the registered seat of the Offering Agent (Warszawa, ul. Chałubińskiego 8), at the seat of Warsaw Stock Exchange (Warszawa ul. Książęca 4), at the Information Centre of the Polish Securities and Exchange Commission (Warszawa, Plac Powstańców Warszawy 1). Additionally, the Prospectus will be available on the Company's website: www.mol.hu.

This prospectus includes the financial statement for year 2003 which was published on April 29, 2004.

The abbreviated Prospectus will be published in the newspaper Gazeta Giełdy Parkiet.

Since the day the Prospectus has been made public, for the term of its validity, the Company shall inform the Securities and Exchange Commission and WSE of any alteration of data contained in the Prospectus within 24 hours of the event taking place or being known, and 20 minutes after passing this information to the Securities and Exchange Commission and WSE, the Company shall pass the information to the Polish Press Agency (PAP) as well. Where the alterations of data contained in the prospectus could have a substantial impact on the price or value of the Company's shares, the Company shall publish the alterations in the newspaper Gazeta Giełdy Parkiet, where the abbreviated Prospectus was published, within 7 days of the event is being known.

The Offering Agent is not planning to influence the stabilisation of the price of the Shares.

CHAPTER I - SUMMARY AND RISKS

1. Key information about the Company and the Company's capital group

1.1 Description of the Company and the Company's capital group, and the character of their operations

MOL Hungarian Oil and Gas Plc. ("the Company") is a leading integrated oil and gas company in Central Europe and the largest company in Hungary by sales revenues. The Company is primarily engaged in the exploration, and production of crude oil and natural gas, refining of crude oil, as well as wholesale and retail sales of refined petroleum products. MOL's Gas Subsidiaries are also active in natural gas wholesale, transmission and storage within Hungary. In addition to its own production, it purchases natural gas and crude oil from foreign sources.

MOL Group beyond MOL Plc. – the mother company – operates through a number of direct and indirect wholly or majority owned subsidiaries. Its operations are broadly divided among the following businesses:

- the Exploration and Production business is responsible for domestic and international oil and gas exploration, development and production activities;
- the Refining and Marketing business processes crude oil and other feedstock from domestic and imported sources, and is responsible for the wholesale marketing of refined products. Its Retail Marketing division is part of the Refining and Marketing segment and operates a network of retail filling stations and manages retail sales of petroleum products, as well as non-fuel (shop) products and services;
- the Natural Gas business through MOL Natural Gas Supply Plc., MOL Natural Gas Storage Plc. and MOL Natural Gas Transmission Plc. (collectively the "Gas Subsidiaries"), is responsible for the purchasing, transmission, wholesale supply and underground storage of natural gas; and
- the Petrochemicals business is responsible for the production and marketing of olefin and polyolefin products.

In addition, divisions reporting under "corporate and other" mainly include MOL's non-core business activities such as real estate management, but also general administration and management overhead costs and human resource administration-related expenditures.

MOL Group consists of many more legal entities than presented in point 1.1. A detailed list of the most important facts concerning the consolidated and associated companies in MOL Group as of June 30, 2004 is presented in Chapter IX in appendix 4.

The following table sets forth net sales revenues and operating profit for each of MOL's business segments in HUF millions and the same data as a percentage of its total net sales and operating profit, respectively.

	30 June 2004 (1)	%	30 June 2003 (1)	%	31 December 2003	%	31 December 2002	%
Results of individual businesses								
Net external sales[2]:								
Exploration and production	15,454	1.7%	7,036	1.0%	10,287	0.7%	4,486	0.4%
Refining and marketing [4]	487,426	55.2%	383,590	55.4%	890,639	59.2%	652,886	56.3%
Natural gas	279,531	31.6%	220,484	31.8%	430,162	28.6%	359,639	31.0%
Petrochemicals [3]	93,345	10.6%	80,284	11.6%	169,006	11.2%	123,510	10.7%
Corporate and other	7,631	0.9%	1,385	0.2%	3,944	0.3%	19,136	1.7%
Total net sales	**883,387**	**100.0%**	**692,779**	**100.0%**	**1,504,038**	**100.0%**	**1,159,657**	**100.0%**
Operating profit/ (loss):								
Exploration and production	24,840	-	29,156	-	43,201	-	51,355	-
Refining and marketing [4]	55,888	-	25,665	-	67,931	-	37,350	-
Natural gas	32,263	-	(11,975)	-	6,164	-	195	-
Petrochemicals [3]	7,132	-	4,821	-	1,271	-	3,108	-
Corporate and other	(15,827)	-	(17,192)	-	(35,614)	-	(35,149)	-
Inter-segment transfers [2]	3.822	-	(2,036)	-	(143)	-	310	-
Total operating profit/ (loss)	**108,118**	**-**	**28,439**	**-**	**82,810**	**-**	**57,169**	**-**

(1) *The half year data are based on the Company's unaudited interim reports.*

(2) *Net external sales revenues include only sales to third parties outside the Group. Total sales of the segments in 2003 were the following: Exploration and Production (HUF 151,457 million), Refining and Marketing (HUF 1,008,382 million), Natural Gas (HUF 439,104 million), Petrochemicals (HUF 197,068 million) and Corporate and other segment (HUF 25,060 million).The operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and gases to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices.*

(3) *With effect from January 2001, the Company's business is organized into four major operating business units, and an additional segment of corporate and other, and shows the effect of intersegment transfers on operating profit separately.*

(4) *Including the retail marketing business.*

The Company has made a number of strategic investments and alliances with other oil and gas companies. Details of the most important strategic investments and alliances of the Company are set forth below. All of the presented companies form a part of the MOL Group (except INA-Industrija Nafte d.d. which is not consolidated).

1.1.1 Slovnaft a.s.

MOL currently owns 98.4% of the shares of its consolidated subsidiary Slovnaft a.s. (the legal equivalent under Polish commercial law is a joint-stock company), the principal oil refining, wholesale and retail marketing enterprise in the Slovak Republic and one of the largest industrial enterprises in that country, based on sales. Slovnaft is engaged in processing crude oil into a broad range of petroleum products and petrochemicals, along with the marketing, transportation and distribution of those products. As a result of MOL's two acquisitions of shares in Slovnaft, which are listed on the Bratislava Stock Exchange, MOL was required to make a tender offer for the remaining Slovnaft shares. The tender was successfully closed in January 2004. Slovnaft a.s. registered address is Vlčie hrdlo 824 12 Bratislava, Slovak Republic.

1.1.2 TVK Rt. (Tiszai Vegyi Kombinát Rt.)

TVK Rt. (legal equivalent under Polish commercial law is a joint-stock company), is a leading Hungarian petrochemicals company and the only olefin and polyolefin producer in Hungary. It was the first significant chemical company in Central Europe to be privatized. In 1999 and 2000, MOL acquired 32.9% of TVK's shares and, in November 2001, MOL increased its stake through a public tender offer to 34.5%. MOL also held options to purchase an additional 17.9% of TVK's shares from two financial investors, of which it exercised 9.8%, in November 2003, owning 44.3% of TVK. In March 2004, the 100% owned subsidiary of MOL, Hermész Kft., exercised MOL's remaining opting in TVK of 8.0%, resulting in MOL's direct and indirect ownership in TVK equalling 52.3%. TVK has its registered seat at H-3581, TVK-Ipartelep, Gyári út,Tiszaújváros, Hungary.

1.1.3 Zapadno-Malobalyk Joint Venture (OOO ZMB)

On 19 December 2002, MOL signed a joint venture agreement with Yukos providing for the joint development and production of the Zapadno-Malobalyk field in Russia and established OOO ZMB company (the legal form equivalent under Polish commercial law is a limited liability company). The transaction was completed on 17 March 2003. In accordance with the joint venture agreement, the project has been implemented through a joint venture company, owned 50-50% by MOL and Yukos, and incorporated in Russia. The joint venture company is directed and supervised by a Board of Directors, consisting of three delegates from MOL and three delegates from Yukos. The total consideration paid for the 50% in the project by MOL was USD 100 million (HUF 22.7 billion). OOO ZMB has its registered seat at Nefteyugansk 11. mkr d. 26, Russia

1.1.4 INA-Industrija Nafte d.d.

MOL currently owns 25.0% plus one share of the share capital of INA. d.d. (legal form equivalent under Polish commercial law is joint-stock company), the principal oil and gas company in Croatia. MOL acquired its interest in INA pursuant to two agreements with the government of Croatia dated July 17, 2003: a Share Sale and Purchase Agreement and Shareholders Agreement. Simultaneously the Company concluded a Cooperation Agreement with INA. The transaction was completed on November 10, 2003. The total consideration paid by MOL for the shares of INA was USD 505 million (HUF 110 billion). A new supervisory board and management board has been established at INA. The Company has the right to appoint two members out of seven to the supervisory board and two members out of seven to the management board, including the chief financial officer and corporate service director of INA. INA has its registered seat at Avenija Veceslava Holjevca 10, p.p. 555, 10002 Zagreb, Croatia.

1.2 Key products, goods or services and markets

1.2.1 Exploration and Production

MOL and its predecessors have been engaged in the exploration of natural gas and crude oil since the 1930s. In Hungary, MOL Group pursues its exploration only through MOL Plc. The Company's reserves are primarily located in Hungary; however through joint ventures MOL Group also has an interest in reserves in Russia and Pakistan. As at December 31, 2003, MOL Group had the right to explore hydrocarbons in 32 blocks in Hungary, comprising a total area of approximately 33,573 square kilometres. In addition, MOL Group participates in the exploration of four international exploration blocks: in Pakistan as the operator of a consortium with three Pakistani companies OGDCL (Oil and Gas Development Company Ltd.), PPL (Pakistan Petroleum Ltd.), POL (Pakistan Oilfield Ltd.) and the Pakistani government in which MOL's interest amounts to 8.43%; in Yemen (MOL is the operator of two blocks and holds 85% and 87.5% interests respectively) and in Kazakhstan through 100% owned MOL Caspian Oil and Gas Ltd. (MOL's stake in the block amounts to 22.5%).

In 2003 MOL Group produced most of its crude oil and practically all of its natural gas in Hungary. Its production activities are carried out within 13 domestic operational units on 59 oil and 71 gas fields. Due to structural changes, since November 1, 2003 MOL has been conducting its operations using eight production units. Alongside its production activity, MOL's exploration and production business and MOL Natural Gas Storage Plc. operate five underground gas storage facilities and two gas processing plants.

1.2.2 Refining and Marketing

MOL Group's refining and marketing business segment is responsible for purchasing, processing, and the refining of crude oil and distribution, including wholesale distribution and retail of petroleum products. MOL Group pursues its refining and marketing operations through MOL Plc., and its domestic and international subsidiaries including Slovnaft and its subsidiaries.

MOL owns three refineries in Hungary - Duna, Tisza and Zala. However, it currently conducts crude distillation only at the Duna Refinery which has a distillation capacity of approximately 8.1 million tonnes per year. In addition, Slovnaft has one refinery in the Slovak Republic with a total nominal crude distillation capacity of approximately 5.4 million tonnes per year. In 2003 MOL Group (including Slovnaft which was consolidated in the company accounts on 1 April 2003) processed 10.5 million tonnes of crude oil and condensate.

MOL Group is the leading wholesaler of petroleum products in Hungary and the Slovak Republic, and its wholesale products include a wide-range of goods, including motor gasoline, diesel, heating and fuel oils, LPG, lubricants, naphtha and bitumen. In 2003 MOL Group refining and marketing operations sold approximately 9.9 million tonnes of refined petroleum products.

In September 2003, MOL acquired and reopened a fuel storage depot in one of its most important export markets, Austria, in Korneuburg near Vienna. This made it possible to supply local filling station networks and end-users directly. The fuel sold from Korneuburg is transported by barge from MOL Group's main refineries in Százhalombatta (Duna Refinery) and Bratislava.

MOL Group also supplies refined petroleum products to its network of filling stations. At the end of 2003 the Company had 764 filling stations in the region. That number included 348 MOL-branded retail filling stations in Hungary and 61 in neighbouring countries. In addition, Slovnaft had 298 stations in the Slovak Republic and 57 in neighbouring countries. Recently MOL Group has acquired 22 filling stations in Romania from Shell Romania S.r.l. After this transaction MOL Group conducts its retail sales business via the network of 786 filling stations (either company- or dealer owned). Additionally, on November 23, 2004 the Company announced that jointly with MOL Romania it has signed a Sale and Purchase Agreement with Shell Group for the acquisition of 100% of the shares of Shell Romania S.r.l. The deal includes a network of 59 retail service stations geographically spread across Romania and the Lubricants, Aviation and Commercial businesses. Through this transaction the total number of MOL-operated filling stations in Romania will exceed 130 stations. The sale is subject to relevant regulatory approvals and completion is expected to take place in early 2005.

1.2.3 Gas Business

The Gas Subsidiaries of MOL Group were founded in October 2000 and were dormant companies. During 2002–2003, MOL Group was analysing possible solutions and timing of outsourcing the different segments of the gas business. As the Gas Act was adopted in June 2003, the MOL's Board of Directors decided in July 2003 that the separation would be effective on 1 January 2004. For the time being the Company runs its gas operations through the following entities:

- MOL Natural Gas Transmission Plc. started its business activities on January 1, 2004 as a legal successor of MOL Plc. in respect to natural gas transmission activity. It owns and operates the gas delivery stations, the compressor stations and the high-pressure natural gas transmission pipeline network in Hungary. Its main functions are the transportation of natural gas through the transmission pipeline, transit of natural gas to markets outside of Hungary and the marketing of the transmission pipeline capacity.
- MOL Natural Gas Storage Plc. has a license for underground gas storage. Its activities are performed within the territory of Hungary with the use of five own underground gas storage sites. The scope of the activities include the satisfaction of Hungarian storage demands and toll storage in connection with gas transit.
- MOL Natural Gas Supply Plc. started its business activities on January 1, 2004 as a legal successor of MOL Plc. in respect of natural gas supply activity. Its main functions are the public utility wholesale and

competitive trading of natural gas. The company owns three main licences: public utility gas wholesale licence, gas trading licence and access to cross border pipeline licence. It is the sole public utility wholesaler of natural gas in Hungary.

Pursuant to article 85(4), the legal succession occurred by the operation of law (*ipso iure*) without the need to conclude any agreements between the Company and the Gas Subsidiaries. The Gas Subsidiaries had taken over all rights and duties of MOL, each in respect of the relevant segment of gas activity.

During 2002 and 2003, MOL Group was analysing possible solutions and timing of outsourcing the different segments of the gas business. These efforts resulted in successfully signing binding agreements on the partial sale and associated option agreements relating to MOL's stakes held in the Gas Subsidiaries between the Company and E.ON Ruhrgas International (ERI) on November 4, 2004. Under these agreements MOL divested 75.0% less one share of stakes held in MOL Natural Gas Storage Plc. and MOL Natural Gas Supply Plc. and 50% of Panrusgaz Magyar-Orosz Gázipari Plc. The transaction documents include a five-year put option agreement under which MOL can sell its remaining 25% plus one share stakes in Storage and Supply to ERI. MOL and ERI have also signed a binding put option agreement with respect to Natural Gas Transmission Plc. Under the terms of this agreement, MOL may, at its sole discretion, sell shares representing up to 75% less one share in Transmission to ERI over a two year period following closing, in one or two separate transactions. All these transactions are subject to regulatory approvals, including the Hungarian Energy Office and the relevant competition offices, with closing anticipated in the first half of 2005.

1.2.4 Petrochemicals

MOL Group Petrochemical segment, including TVK and Slovnaft's petrochemical businesses, is one of the most significant players in the fast growing Central European polyethylene and polypropylene markets. The segment utilizes its integrated production to produce monomers and polyolefins, including high-density polyethylene ("HDPE"), low-density polyethylene ("LDPE"), and polypropylene ("PP"), from a variety of hydrocarbon raw materials produced primarily by the MOL Group's refineries. The polymers produced are delivered via integrated sales channels primarily to end-users mainly in the domestic and European export markets.

1.3 Plans and forecasts with regard to crucial factors influencing future results of the Company

1.3.1 External factors

The Company believes that the following external factors are of strategic importance for the future development of its business:

- Economic growth in the region;
- Crude oil and natural gas prices;
- Trends in exchange rates between the U.S. dollar, the HUF and the SKK;
- Refining margin;
- Deregulation of gas business ;
- Competition;
- Accession to EU;
- Integrated petrochemical margin.

Detailed descriptions of these external factors influencing future results of the Company are presented in Chapter V Section 4.1 of the Prospectus.

1.3.2 Internal factors

The key internal factors that the Company believes may significantly influence its operations and future results are:

- Realisation of synergies from integration of Slovnaft and TVK's businesses and perspectives of INA's business;

- Restructuring of gas business;
- Quality requirements for oil products.

Detailed descriptions of these crucial internal factors influencing future results of the Company are presented in Chapter V Section 4.2 of the Prospectus.

1.4 Strategy and development of the Company and its capital group

MOL's goal is to strengthen its position as the leading oil and gas company in Central Europe. To achieve this goal, MOL intends to:

- ***Continue to focus on growth.*** MOL Group intends to focus on organic growth, as well as selectively seeking opportunities for growth, through acquisitions of existing assets and businesses. MOL Group's management believes that the current trend of consolidation in the oil and petrochemical industries will continue in Central Europe and that larger, geographically more diversified companies will be able to compete more effectively by capitalizing on potential synergies and economies of scale. MOL Group's growth strategy includes the following:
  - *Exploration and production.* To slow the natural decline in production of the mature Hungarian oil and gas fields, MOL Group intends to bring undeveloped reserves into production as rapidly as possible and to maximize recoveries from existing fields applying various improved/enhanced oil recovery techniques. MOL Group intends to seek international exploration and production opportunities, particularly in Russia, the former CIS countries, in the Middle-East and North Africa, primarily focusing on production opportunities with project partners. Pursuant to this strategy, MOL Group acquired a 50% interest in the ZMB joint venture with Yukos developing the Zapadno-Malobalyk oil field in Western Siberia, which according to MOL Group's estimates will produce up to 55,000 barrels of oil per day for the joint venture partners at its peak by the end of 2005. In addition MOL Group has recently acquired a 22.5 % interest in the Fedorovsky Block in Kazakhstan, which block is in the second exploration phase.
  - *Refining and wholesale marketing.* MOL Group intends to continue the selective upgrade of its refining assets to reduce sulphur content and to shift production towards higher-quality, higher-margin products. For instance, the addition of a delayed coker in the Duna Refinery in November 2001 has enabled the Company to upgrade the refinery's output to produce lighter, higher-value products. In line with its refining strategy, as discussed below, MOL Group is also investing in order to produce products, which will meet the anticipated regulatory requirements and demanding EU quality standards. Specifically at the Duna Refinery, the construction of a hydrogen plant, a gasoline and a gasoil desulphuriser is in progress, while at Bratislava, a gasoil desulphuriser is being built. Further, MOL Group is also seeking to maximize the utilization of its fixed assets by exploring opportunities to transport crude oil for third parties through its crude oil pipelines, which may involve the construction of additional pipelines, capacity increases along existing pipelines or additional connections with other pipeline systems.
  - *Retail marketing.* MOL Group will seek to expand its network of retail filling stations, both geographically and in terms of the total number of stations. During 2004 the Company further expands its network in the neighbouring countries (including 22 former Shell stations by acquisition in Romania and recent signing of Sale and Purchase Agreement with Shell Romania that concerns another 59 retail service stations). Through these transactions the total number of MOL-operated filling stations in Romania will exceed 130 stations. To the extent possible, MOL Group intends to rely on commissioned agents to operate its stations, which the Company believes lowers its overall costs and better incentivises the operator. MOL Group intends to focus on the continued improvement of its existing retail network to increase revenue per site and network efficiency. In particular, the Company has introduced the "Shop 24" retail forecourt to increase non-fuel sales. As at December 31, 2003, 53 of MOL Group's stations incorporated the Shop 24 concept. In 2004 MOL Group intends to introduce this concept to an additional 39 existing shops on the stations that operate in Hungary and the Slovak Republic. MOL Group has also introduced its first premium gasoline, Tempo 99 Evo, and will seek to increase sales of premium products in the future as the regional economy develops.

- *Natural gas.* MOL Group's natural gas business faces significant changes as a result of the liberalization of the Hungarian gas market, starting at the beginning of 2004. In compliance with the Gas Act MOL Group has unbundled its gas storage, gas transmission and wholesale marketing and trading activities. The Company is currently exploring opportunities to increase revenues in a deregulated environment and to limit the anticipated loss of market share from increased competition. MOL Group decided to dispose significant parts of its Gas Subsidiaries. On November 4, 2004 the Company signed with E.ON Ruhrgas International (ERI) binding agreements on the partial sale and associated option agreements relating to MOL Natural Gas Transmission Plc., MOL Natural Gas Storage Plc., MOL Natural Gas Supply Plc. and Panrusgaz Magyar-Orosz Gázipari Plc. The Company perceives these transactions as an opportunity to add value to these sub-segments by entering into co-operation with a prominent industry partner, as well as a chance to monetize a part of its investments and to re-invest the proceeds into other profitable initiatives. As part of MOL's strategy related to the gas business MOL also has been divesting its stakes in gas retail trading companies. As an example the Company completed the sale of its 35.46% holding in ÉGÁZ Rt. and its 27.18% holding in DÉGÁZ to Gaz de France on March 31, 2004.
- *Petrochemicals.* MOL Group believes that the targeted polyolefin market will continue to grow at a faster rate than the market for oil products. Accordingly, the Company will seek to increase its petrochemicals sales in the future to achieve a balance with its refineries' petrochemicals raw material production capabilities. To accomplish this, MOL Group is increasing capacities in TVK's ethylene cracker and polymerization units and constructing a new polimerisation unit in Slovnaft.

- ***Continue to integrate its recently acquired businesses and seek operational efficiencies.*** MOL Group has already integrated its operations with Slovnaft and TVK and continues to more closely coordinate INA's operation with its own. MOL Group believes that the integration of its newly acquired businesses has helped the Company to achieve operational efficiencies, including the harmonization of sales and marketing efforts and the closure of its older, less-efficient facilities.
- ***Continue to reduce costs.*** At the end of 2002, MOL Group launched its three year efficiency improvement program which included a plan to reduce staff level by 2,500 at MOL Plc by the end of 2005 and to achieve Group-level efficiency improvement of USD 260 million by 2005, including synergies with Slovnaft. As part of the program, in 2003 the Company reduced headcount by more than 800 persons. The Company estimates that from 2002 to date MOL Group has achieved approximately USD160 million synergy and efficiency improvement benefits.

1.5 Persons responsible for managing the Company and shareholders having at least 5% of votes at the General Meeting

1.5.1 Persons responsible for managing the Company

The members of the Executive Board are as follows:

Name	Current Title
Zsolt Hernádi	Chairman-Chief Executive Officer
György Mosonyi	Group Chief Executive Officer
Michel-Marc Delcommune	Group Chief Strategy Officer
József Molnár	Group Chief Financial Officer

1.5.2 Shareholders structure of MOL

Shareholders [1] of MOL holding, as of June 30, 2004, at least 5% of votes on General Meeting.

Name	Number of shares	Percent
Állami Privatizációs és Vagyonkezelö Reszvénytársaság Rt. (ÁPV) [2]	12,792,002	11.8%
OMV Aktiengessellschaft [3]	9,840,000	9.1%
Slovintegra a.s./Slovbena a.s.[4]	8,646,849	8.0%
Alliance Capital Management L.P.[5]	7,143,180	6,6%
Depositaries	7,801,586	7.2%
Capital Group Companies, Incorporated[6]	5,713,830	5,3%

(1) Detailed information on each of shareholders holding between 5% and 20% of total number of votes on General Meeting shares representing share capital of the Company is disclosed in Section 3.1 of Chapter IV.

(2) In addition, ÁPV owns the Special Share embodying special rights.

(3) On October 13, 2004 OMV announced that it has increased its holding to 10,865,000 Shares. Those Shares were registered in the Company's share register on October 22, 2004.

(4) Slovintegra a.s. and Slovbena a.s. together hold 8,646,849 Shares: (i) Slovintegra a.s. holds 7,814,808 "A" Series Shares and 24 "C" Series Shares representing 7,814,832,024 votes at the General Meeting and (ii) Slovbena a.s. holds 831,832 "A" Series Shares and 185 "C" Series Shares representing 832,017,185 votes at the General Meeting.

(5) On September 13, 2004 Alliance Capital Management announced that it has increased its holding up to 7,143,180 Shares. However such an increase has not been registered in the Company's share register.

(6) On September 13, 2004 Capital Group Companies announced that it has increased its holding up to 5,713,830 Shares. However such an increase has not been registered in the Company's share register.

Legal names and registered seats of MOL's major shareholders:

- ÁPV (Állami Privatizációs és Vagyonkezelő Részvénytársaság) : Pozsonyi u. 56., Budapest, HU 1133
- OMV AG (OMV Aktiengesellschaft) : Otto Wagner Platz 5., Viena, AT 1090
- Slovbena a.s. Vl. Clementisa 10., Bratislava, SL 82102
- Slovintegra a.s. Jasikova 2., Bratislava 29, SL 82103
- The Capital Group Companies, Incorporated.: 630 Fifth Avenue 36th Floor New York NY 10111 US
- Alliance Capital Management L.P.: 1345 Avenue of the Americas, New York, New York 10105 US

2. High risk factors for investors in Shares

2.1 Factors related to the Company's and the Company's capital group's business

2.1.1 Fluctuations in crude oil and natural gas prices may have a negative effect on MOL's business

As MOL purchases most of the crude oil it processes and the natural gas it sells, its business is significantly affected by changes in the market prices it pays for crude oil and natural gas. In 2003, the Company imported 86.0% of the crude oil it refined and 81.5% of natural gas it sold. MOL in line with other international oil and gas companies purchases all of its crude oil and natural gas pursuant to agreements priced in or by reference to spot world market prices. Such prices may fluctuate widely in response to changes in many factors over which MOL have no control, including but not limited to:

- economic and political developments in oil and gas producing regions, particularly the Middle East and Russia;
- global and regional supply and demand and expectations regarding future supply and demand;
- actions taken by oil and gas producing or consuming countries and by major suppliers of oil and natural gas;

- prices and availability of alternative fuels;
- global economic and political conditions; and
- weather conditions.

2.1.2 Fluctuations in currency exchange rates could increase MOL's costs and reduce its margins

The natural gas and crude oil that MOL purchases from external sources is priced in or by reference to U.S. dollars. However, a substantial amount of its sales of refined petroleum products and natural gas is denominated in Forint. Consequently, fluctuations in the value of the Forint against the U.S. dollar may impact the Company's results of operations. The Forint trades within an official exchange rate band determined by the National Bank of Hungary with reference to the trading price of the Euro. Accordingly, the value of the Forint fluctuates against other currencies, including the U.S. dollar, and there can be no assurance that exchange rates will remain stable in the future. A sudden or severe decline in the value of the Forint against foreign currencies, particularly the U.S. dollar, could reduce MOL's margins on sales of its products denominated in Forint to the extent that the Company is unable to increase its prices accordingly. Conversely, a sustained increase in the value of the Forint against foreign currencies may weaken MOL's margins on products denominated in such foreign currencies. Although the Company engages in currency hedge transactions and has generally been able to increase the price of its products in line with declines in the value of the Forint, MOL may not be successful in eliminating this currency risk. In addition, a sustained decline in the value of the Forint could have a material adverse effect on the macroeconomic position of Hungary and, in turn, MOL's business. Management of the Company cannot predict the currency policy to be followed by the National Bank of Hungary and the Hungarian government in the future. The Forint has been subject to significant devaluations by the National Bank of Hungary in recent years and may be subject to additional devaluations. Thus, fluctuations in the Forint/U.S. dollar exchange rate could materially adversely effect MOL's business, results of operations or financial condition.

MOL is also exposed to foreign exchange risk arising from loans denominated in foreign currencies, which were in the aggregate approximately HUF 388.5 billion as of June 30, 2004, Apart from loans denominated in HUF (HUF 42.7 billion) loans to the amount of HUF 153.6 billion were denominated in USD, to HUF 191.3 billion were denominated in EUR and HUF 0.9 billion were denominated in other foreign currencies (non-audited figures from flash report).

In addition, fluctuations in the value of the Forint against an investor's currency of investment may also affect the market value of the Series "A" shares listed on Warsaw Stock Exchange, expressed in Polish zloty. Such fluctuations may also affect the conversion into Polish zloty of cash dividends and other distributions paid in Forint on Shares.

2.1.3 MOL significantly depends on Russian natural gas and crude oil imports

MOL imports significant volumes of natural gas and crude oil from Russia in addition to its Hungarian production. In 2003, the Company purchased 83.6% of its natural gas import requirements from Russia (which accounted for 81.5% of MOL's total natural gas sales in 2003) and all of its imported crude oil from Russia. To secure a supply of natural gas, in November 1996 MOL entered into two long-term supply agreements with Panrusgáz Rt, a company having its registered office in Budapest at Alkotás ut 50 that sells natural gas in Hungary originated from Russia, pursuant to which Panrusgáz agreed to supply the Company with natural gas between October 1996 and December 2015. MOL and two Russian companies: Gazexport Ltd having its registered office in Moscow, 119435 Szavvinskaja nab. 25 and Interprocom Ltd having its registered office in Moscow, 119180, 10,3 -d Goluvinskli per. jointly own Panrusgáz Rt. Under these take-or-pay agreements, Panrusgáz supplies more than 80% of MOL's natural gas imports at prices which are determined in accordance with a pricing formula based on prevailing European market prices of competing fuels. Panrusgáz delivers natural gas to MOL through two pipelines: one is the Russian Brotherhood pipeline entering Hungary at the Hungarian-Ukrainian border, and the second is the HAG (Hungary-Austria Gasleitung) pipeline. MOL's remaining natural gas imports are supplied from Germany and France through the HAG pipeline, under "take-or-pay" contracts, under which the Company is required to purchase certain minimum volumes. MOL obtains most of its crude oil supplies from Russian crude oil suppliers, primarily from Yukos, through the Friendship pipeline which

runs from Russia through the Ukraine. The Company typically purchases Russian crude oil at a discount to the quoted Urals Blend price for similar-quality crude oil.

Although MOL has not experienced any significant disruption in Russian natural gas or crude oil supplies, any sustained disruption could have a material adverse effect on its business, results of operations and financial condition. In the event of any reduction in Russian crude oil and natural gas supplies, the Company may be forced to import crude oil through the Adria pipeline, which runs from the Adriatic Sea through Croatia into Hungary, and to import natural gas through the HAG pipeline. The Adria pipeline has the capacity to meet all of the Company's current import requirements, although there are currently discussions regarding a reversal of the crude oil flow of this pipeline to export Russian oil further west in Europe and to the United States. However, even if this reversal is accomplished, imports will have a priority in case of emergency.

In addition, the demand for natural gas in Hungary exceeds the volumes possible to be purchased from Western Europe via HAG pipeline. Accordingly, MOL may experience difficulty replacing Russian natural gas imports. Additionally, the importation of crude oil and natural gas through the Adria and HAG pipelines, respectively, is more expensive than the importation of Russian crude oil and natural gas through the Russian Friendship and Brotherhood pipelines. As a result, a significant reduction in Russian crude oil and natural gas supplies could increase MOL's costs and reduce its margins. Moreover, MOL cannot assure that future changes in the Russian oil and gas industry will not result in higher prices for Russian crude oil and natural gas. Any such increase may have a material adverse effect on MOL's business, results of operations and financial condition.

2.1.4 Under MOL's natural gas contracts the Company is obligated to pay for specified volumes even if its actual usage is lower

All of the contracts under which MOL purchases natural gas are take-or-pay agreements, that require the Company to purchase specified minimum volumes. Under the agreements, prior purchases in excess of the applicable minimum may be applied to current or future minimum purchase requirements. Under these take-or-pay agreements MOL may be required to make payments for these minimum volumes even if its actual importation of natural gas under the agreements is less than the specified minimum volumes. The Company generally plans for the maximum expected Hungarian usage of natural gas, which fluctuates and may be particularly affected by seasonal temperatures and the domestic and global economic environment.

To date, MOL has generally satisfied the minimum purchases under these contracts and it believes that there are a number of factors that may limit the Company's exposure under take-or-pay agreements. The new Gas Act contains provisions intended to limit take-or-pay risk by authorizing the re-negotiation of major contracts, through risk-sharing arrangements to be negotiated between the parties. Under the new Gas Act, beginning in 2004 the Company sells gas to eligible customers, including gas traders, who elect to purchase natural gas from MOL in the unregulated market; however, only a limited number of major industrial consumers have signalled their intention to leave the regulated public gas market. In addition MOL's obligation for the purchase of specified minimum volumes was defined when the consumption of Hungary was lower than for the time being, therefore should this higher demand be stabilised, which is the trend of last couple of years, the risk of MOL would decrease.

2.1.5 Estimates of MOL's crude oil and natural gas reserves are subject to uncertainties and the Company's total reserves may continue to decline

MOL's reserves of crude oil and natural gas are very important to its business. Part of the oil and gas that MOL sells comes from its own production, and the oil and gas that MOL exploits is generally significantly less expensive than the supplies purchased and imported from third parties. Accordingly, the Company's production and, indirectly, its profitability, is dependent upon the levels of its oil and natural gas reserves.

There are numerous uncertainties inherent in estimating quantities of proved reserves, projecting future rates of production and the timing of development expenditures, including many factors beyond the producer's control. This Prospectus includes MOL's unaudited domestic reserve data as well as the reserve data reviewed by Gaffney, Cline & Associates Ltd. - a reserve auditor with its seat in respect of Europe, Africa, FSU and the Middle East in Bentley

Hall, Blacknest Alton, Hampshire, United Kingdom. and unaudited data of MOL's international joint ventures, including ZMB. This data represents only estimates and should not be considered as exact quantities. Reserve estimation is a subjective process and estimates of different experts often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of any such estimate. Accordingly, reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered and, if recovered, the revenue therefrom and the costs related thereto could be more or less than the estimated amounts. Reserve estimates are also highly dependent upon the accuracy of the assumptions upon which they were based, the quality of the information available and the ability to verify such information against industry standards. For example, the assumed production rates, prices received for production and costs incurred in recovering reserves may vary from actual results due to government policies, particularly related to natural gas purchase price, and uncertainties of supply and demand.

MOL's domestic natural gas and crude oil reserves have gradually decreased over the past several years (with slight increases in 2000 and 2001) as the number of new Hungarian exploration and development opportunities declines. Accordingly, MOL is seeking selected opportunities to expand its production activities internationally and to purchase interests in hydrocarbon properties. MOL might not be successful in profitably expanding its international development activities or in locating, developing or purchasing hydrocarbon reserves.

2.1.6 MOL is dependent on licenses and permits issued by the Hungarian and other governmental authorities to conduct its business.

MOL holds exploration and production licenses from the Hungarian mining authorities. Each of the exploration licenses is granted for a period of not more than four years and each may be extended two times for up to an additional two-year period. The licenses require that, in order to maintain exclusivity, the Company must define the mining area, within a period of time specified in the license. However, the current Hungarian Mining Act permits MOL to apply for new exploration licenses. MOL's production licenses are generally granted for the production life of the relevant field. ZMB and its other international projects in Yemen, Pakistan and Kazakhstan, also hold exploration and/or production licenses in the countries in which they operate.

In accordance with the Gas Act as of 1 January 2004 MOL has unbundled its gas activity into three legal entities: the public service wholesale and the competitive trading is done by MOL Natural Gas Supply Plc., storage activities by MOL Natural Gas Storage Plc. and transmission by MOL Natural Gas Transmission Plc. each of three companies being a 100% owned subsidiary of MOL. MOL's gas subsidiaries also hold licenses relating to the access to the cross border pipelines, transmission, storage, public utility wholesale and trading of natural gas. The licenses were granted to the Gas Subsidiaries on 31 December 2003.

All of the Company's licenses can be suspended and/or terminated by the licensing authorities if the Company is deemed to have violated their terms, or repeatedly violated the applicable requirements of law. The termination, modification or failure, for any reason, to renew these licenses in a timely manner could have a material adverse effect on MOL's business, results of operations and financial condition as the Company will not be able to carry on some or all of its current activities. Within the last five years, there were no events of suspension or cancellation of concessions which had any significant impact on the Company's operations. Certain concessions have been terminated or renegotiated in the ordinary course of business within the last 5 years, e.g. as of January 1, 2004, as a result of the unbundling of gas business, all the concessions granted to MOL in each of these unbundled sectors have been granted to the relevant Gas Subsidiaries.

2.1.7 Under most loan agreements of the Company, MOL may have to make prepayments in the event that Hungary ceases to own the Special Share in the future

Most of the agreements relating to MOL's bank borrowings and guarantee facilities contain mandatory provisions that grant to each lender the right to require the prepayment of the debt or the cash collateralization of issued guarantees attributable to that lender in the event that Hungary ceases to own the Special Share during the term of the agreement. The European Union may require the Hungarian government to divest its Special Share in the future. If this occurs, MOL will seek to amend these loan agreements or seek to obtain waivers of these mandatory provisions from its lenders and/or seek to replace the relevant loans and guarantee facilities. However, MOL may not be successful in this regard and its lenders may seek prepayment or cash collateralization relating to all or a part of these loans. In the event of the occurrence of the situation described, there may be a risk of temporarily losing financial liquidity by the Company.

2.1.8 MOL's expansion strategy subjects it to additional risks

MOL has significant investments in oil and gas businesses and it may seek additional opportunities to further expand its operations in the future where appropriate. As part of this strategy, it is continuing to negotiate with oil and gas companies outside of Hungary regarding investment possibilities and will assess each investment based on extensive financial and market analysis, which may include certain assumptions.

The Company cannot assure investors that these assumptions will prove to be correct. Among the risks associated with this strategy, including, in particular, investment in INA which could materially adversely affect the Company's business, results of operations and financial condition, are the following:

- MOL may incur substantial costs, delays or other operational or financial problems in integrating acquired businesses, production sites and distribution networks;
- the Company may not be able to identify, acquire or profitably manage such additional businesses;
- such acquisitions may adversely affect MOL's operating results;
- such acquisitions may divert management's attention from the operation of existing businesses;
- MOL may not be able to fully or effectively enforce its ownership rights in the entities in which it invests;
- MOL may not be able to retain key personnel of acquired businesses; and
- MOL may encounter unanticipated events, circumstances or legal liabilities.

MOL's ability to continue to grow and to penetrate new markets will depend on a number of factors. These include, among others, the availability of internal and external financing, as well as existing and future competition. MOL might not be able to implement its growth strategy or successfully manage its growth in the future.

2.1.9 MOL is subject to general operational risks which may result in losses and additional expenditures

MOL business operations, like those of other oil, gas and petrochemical companies, may be adversely affected by many factors, including fires and explosions, discharges of gases and toxic chemicals, the breakdown or failure of equipment or processes, performance below expected levels of output or efficiency, labour disputes, natural disasters, weather conditions, terrorist attacks or sabotage. Although MOL maintains comprehensive property and liability insurance policies, and business interruption insurance relating to the Duna Refinery, TVK plants and Slovnaft Refinery, its property insurance does not cover the following:

- a significant proportion of its natural gas and oil pipelines;
- wells producing hydrocarbons;
- exploited and unexploited underground hydrocarbon reserves; and
- gas reserves in our underground storage facilities.

In addition, as a general policy, MOL does not insure group of assets where the amount of the joint potential loss resulted from a single occurrence is less than USD 1 million. To the extent that the Company incurs losses which are not covered by insurance, such losses would generally have to be satisfied out of the Company's cash flow.

2.1.10 MOL may be subject to significant environmental liabilities

MOL's operations, which are often potentially hazardous, are subject to the risk of liability arising from environmental damage or pollution and the cost of any associated remedial work. The Company is currently responsible for significant remediation of past environmental damage relating to its operations. In addition, MOL expects to incur significant expenses to comply with increasingly strict environmental legislation in Hungary and in other countries in which the Company operates. Accordingly, MOL has established a provision of HUF 30.3 billion (USD 134.9 million) for the estimated cost as at December 31, 2003 of rectifying environmental damage from past operation. As at December 31, 2003, Slovnaft had established an environmental provision of SKK 430 million (HUF 2.7 billion and USD 12.2 million) for the same purposes.

In 1996 an environmental audit was carried out at TVK. Based on the findings of the audit, the cleanup of the contaminated soil and groundwater was started in 1999 and TVK recorded a provision for the estimated total environmental expenses to clean up existing pollution. The management of TVK regularly assessed the measures and investments necessary to meet environmental requirements. In connection with this, an assessment of underground pollution of areas under decontamination began in the second half of 2002. Further to the findings of an environmental review carried out by an external consultant, HUF 2.1 billion (USD 8.1 million) additional environmental provision were created on grounds of expected extra clean-up costs in 2002.

In 2003 TVK continued the survey of the underground pollution in order to get sufficient information about extension of environmental pollution and determine the most applicable technology for environmental remediation. The survey found significant underground pollution. TVK submitted the summary report of the survey to the authorities at the end of 2003.

Based on these results submitted, the authorities are expected to order TVK to accomplish the identified environment restoration tasks, for which TVK will have to prepare a technical action plan. The technical plan will have to be submitted towards the end of first half of 2005.

The environmental authorities have confirmed their former resolution requiring TVK to clean up surface soil contamination. This project already started at the beginning of 2004. The expected significant costs of the necessary environment restoration work at TVK will be quantifiable once the results of the tests become available. The environmental provisions of TVK made on 31 December 2003 amounted HUF 3.2 billion (USD 14.4 million), that covers only those expenses that could be assessed and reliably quantified at the time of reporting.

In addition, MOL maintains insurance that covers certain future environmental liabilities.

Although the Company believes that these provisions are sufficient to satisfy such requirements to the extent that the related costs are reasonably estimable, future regulatory developments or differences between known environmental conditions and actual conditions could cause a revaluation of these estimates. Any such revaluation would affect MOL's results of operations in any given year and could affect its financial position. Moreover, MOL cannot offer any assurance that it will not incur substantial environmental liabilities in the future not covered by insurance, which may include fines, remedial expenses or other costs. Such liabilities may result in a material adverse effect on the business of the Company, financial condition and prospects.

In addition, while MOL has an established environmental policy and monitor its operations in an effort to meet applicable and anticipated environmental standards, the Company cannot provide any assurance that it will be able to satisfy applicable environmental regulations in the future without incurring significant additional costs. If MOL fails to comply with these regulations it could be subject to fines and/or prohibited from carrying on its business as currently operated. In addition, such regulations may limit its ability to expand or alter its business in the future.

Potential bankruptcy of Yukos

Yukos has been threatened by bankruptcy proceedings as a result of its outstanding corporate income tax imposed by the Central Russian Tax Authority. The Company believes that such bankruptcy shall not substantially effect the business operations of either Slovnaft or MOL. In addition, MOL and Slovnaft has sufficient resources and an access to an alternative supplier to bridge any crisis scenario in case that Yukos will be unable to supply crude oil jointly to MOL and Slovnaft. The contracts with Yukos do not contain any provisions which could allow Yukos to cease the supply of crude oil in the event of a threatened or commenced bankruptcy and that Yukos (or its bankruptcy administrator) must undertake all and any necessary steps to mitigate the Company's losses. However the Company can not assure that any changes in Yukos' s future supply will not result in higher prices for Russian crude oil. Any such increase may have a material adverse effect on MOL's business, result of operation and financial conditions.

2.2 Factors connected with the environment of the Company's business activities

2.2.1 MOL is subject to general Hungarian political, economic and legal risks

In the 1990s, the Hungarian economy was characterized by relatively high inflation and correspondingly high interest rates, moderate growth in real gross domestic product, low disposable income, declining real wages and high convertible currency debt (in relation to gross domestic product and convertible currency reserves). Hungary has developed institutions and a legal and regulatory system characteristic of parliamentary democracies and Hungary became a member of the European Union in May 2004.

The Hungarian government's policies and regulations can have a significant impact on business in general and on MOL in particular. For example, royalty rates have a significant effect on upstream profitability. Such policies can also affect capital market conditions and returns on investments. Both the financial position of the Company and the price of the Series "A" shares can be particularly affected by inflation, exchange rate policy and interest rates. As Hungary seeks currency convergence standards, the Hungarian government may find it necessary to curb public spending further and to locate additional sources of revenue, which could lead to actions adverse to the Company and investors in Hungarian securities. In addition, Hungary's civil and corporate code, competition, securities, environmental, gas, privatization and other laws continue to be substantially revised to meet European Union standards. National elections scheduled for 2006 may result in changes in government policies, including those related to the natural gas business of the Company.

As a result of these uncertainties, there can be no assurance that previously discontinued or relaxed government controls, regulations or practices will not be reimposed or tightened or that other restrictions will not be imposed in the future. Furthermore, there can be no assurance that other restrictions that would limit MOL's business opportunities will not be introduced in the future. Moreover, the interpretation and procedural safeguards of the new legal and regulatory systems are in the process of being developed and defined and existing laws and regulations may be applied inconsistently. Also, in some circumstances, it may not be possible to obtain the legal remedies provided for under those laws and regulations in a timely manner.

2.2.2 International operations of the Company may prove more difficult or costly than domestic operations

MOL has significant operations outside of Hungary, primarily in the Slovak Republic, Austria, the Czech Republic, Poland, Russia, Slovenia, Croatia and Romania. Accordingly, the Company is subject to risks associated with cross-border business transactions. Political, legal, trade or economic changes or instability in any of the countries in which MOL conducts operations could limit its operations. Unexpected changes in regulatory requirements, tariffs and other trade barriers, and price exchange controls in any of these countries could limit operations and make the distribution of products difficult. In addition, uncertainty concerning the legal environment in any of these areas could limit MOL's ability to effectively enforce its rights.

2.2.3 MOL as a foreign company

MOL is a company organized and existing under the laws of Hungary. Accordingly, the corporate structure of MOL as well as rights and obligations of shareholders in MOL may be different from the rights and obligations of shareholders in Polish companies listed on the WSE.

The exercise of certain shareholders rights for Polish investors in a Hungarian company may be more difficult and costly than the exercise of rights in a Polish company. Resolutions of the General Meeting of Shareholders may be taken with different majorities from the equivalent resolutions in Polish companies. Action for pronouncing a resolution invalid must be filed with, and will be reviewed by a Hungarian court, in accordance with the Hungarian laws. The Company will declare that it will observe the Corporate Governance Code in Poland with a number of reservations resulting from differences between the Polish and the Hungarian corporate model. For example, MOL cannot comply with the rule that the general meeting should have regular by-laws because in Hungary that matter has to be regulated by articles of association. Also, the supervisory board in the Hungarian corporate model has limited scope of authority in comparison to the Polish model therefore certain rules regarding practices of the supervisory boards simply cannot be implemented in Hungarian companies. On the other hand, the Company generally intends to follow rules which are of a general nature and could be introduced in isolation from the corporate model of a particular country. Shareholders in MOL may be subject to the Hungarian as well as Polish regulations on substantial block of shares (see Chapter III Section 4.1 and Section 4.2 of the Prospectus). Investors should be advised that the information set out in Chapter III Section 4.1 of the Prospectus is just a summary of the most important provisions of the Hungarian corporate laws and the Articles of Association of the Company. If shareholders desire to obtain more comprehensive information on their rights and obligations as shareholders in MOL, they should seek the advice of a qualified Hungarian counsel.

Shareholders in MOL may also be subject to Hungarian taxation of dividends received from the Company. Poland and Hungary, however, maintain a tax treaty that provides protection against double taxation. There can be no assurance that such treaty will continue to remain in force.

MOL is an entity headquartered in Hungary and established in compliance with Hungarian law. Due to the integration of the operation of MOL, Slovnaft and TVK the majority of the Group's assets are located on the territory of Hungary and Slovakia, the Group's managers are also based in Hungary and Slovakia.

Although Poland and Hungary are signatories to the Lugano Convention of 16 September 1988 on Jurisdiction and Enforcement of Judgments in Civil and Commercial Matters, investors from Poland and other jurisdictions may have difficulties with service of process against the Company. In addition, any judgment obtained against MOL in a foreign court may not be enforceable in Hungary. The enforceability of Polish judgments against MOL will be governed by Hungarian law. The Regulation of the European Council of 22 December 2000 on the Jurisdiction and Enforcement in Civil and Commercial Matters replaced the Lugano Convention as regards Poland and Hungary. The Regulation will apply in respect of those certain civil and commercial matters to which the Company is defendant.

2.2.4 MOL faces significant competition, which may increase in the future

Despite MOL's significant market position in Hungary and the Slovak Republic and, through its interests in INA, in Croatia, the Company faces increasing competitive pressure in some areas of its business. Hungary, like other countries in Central and Eastern Europe, has limited the State's authority with regard to the retail and wholesale marketing of petroleum products, as well as removing numerous limitations connected with conducting business activity within that scope, making this market highly competitive. MOL's retail competitors include multinational and Russian oil companies, many of whom have significantly greater financial resources than the Company. In addition, some discount players, like hypermarkets selling petroleum products, appeared on MOL's retail markets. With respect to oil refining, MOL is subject to competition from other regional refiners. MOL also competes with other regional wholesale distributors and importers of refined petroleum products and petrochemical companies, many of which have significantly greater resources than it has.

MOL also faces competition in the exploration and development of reserves. Currently, foreign companies have been granted concessions by the Hungarian Ministry for Economy and Transport and foreign and domestic companies have been granted exploration licenses by the Hungarian mining authorities to explore blocks in Hungary. Internationally, MOL competes with local and global oil and gas companies for exploration and production licenses.

As part of the liberalization of the Hungarian natural gas business in 2004, MOL unbundled its gas business into fully owned subsidiaries, with respect to the public service market, to provide regulated access to its natural gas storage and transmission assets at regulated rates, and the Company may provide access on a negotiated basis with respect to the free market sector. From January 2004, natural gas market is liberalised in Hungary and all non-household consumers can step out of the public utility system. With respect to the wholesale natural gas business, MOL's gas subsidiaries are currently the only companies that satisfied the licensing requirements for the storage and transmission of natural gas, and it has a leading position in natural gas wholesale.

In line with the expected high demand growth rate for polymers also MOL's competitors are increasing their production capacities. As one of the first movers in the Region, MOL Group's additional olefin and polymer capacities (which will be on-stream by the end of 2004 and in the second quarter of 2005) will therefore be well placed to satisfy anticipated demand growth. To strengthen market position MOL Group has already successfully implemented single sales channel management system on its main markets.

As a result of increasing competitive pressure, MOL cannot assure that it will be able to maintain its current prices and/or market share in any of its businesses or that such increased competition will not result in a material negative effect on its business, results of operations and financial condition.

2.2.5 Remaining regulatory risk in gas business

Due to the Gas Act as of 1 January 2004, the profitability of the gas segment has improved significantly, while the regulatory regime tends to conform to the EU rules and be more predictable. However, the maximum prices and fees MOL can charge for the public utility supply, the public utility storage and the transmission of natural gas are regulated. MOL cannot assure you that the current regulation, which provides for a certain amount of income from these activities, will not be amended to create a less profitable environment for MOL to operate in. In addition, if the published price of natural gas is not set in line with the rules of the price mechanism, based on the current court practice, MOL does not have efficient legal remedial tools.

2.2.6 Limited information on INA

MOL holds a minority stake in INA d.d., the Croatian national oil and gas company. The remaining majority interest in INA is held by the Croatian government. Although MOL is in the process of coordinating certain aspects of INA's operations with its own, the Company is not integrating INA into the Group. In addition, although MOL has the right to appoint certain senior managers, it does not have operational managers involved in the supervision of INA's day-to-day business. As a result of MOL's limited role in the management of INA, the Company does not have access to the same detailed operational information that it has with respect to Slovnaft and TVK. In addition, MOL signed a confidentiality agreement with the Croatian government which prohibits the disclosure of non-public information regarding INA without their approval. Although the Company has obtained the approval of the Croatian government with respect to the information disclosed in the Prospectus concerning INA, there may be other information relevant to investors of which the Company is unaware. Accordingly, investors will need to make their investment decision regarding the Series "A" shares on the basis of the available information concerning INA.

2.3 Factors connected with the capital market

2.3.1 The trading prices for the shares may fluctuate widely

The trading prices of the shares may fluctuate widely in response to variations in operating results due to, among other things: actual or anticipated results of operations and financial condition of the Company; new services or products offered by the Company or by competitors; changes in, or its failure to meet, securities analysts' expectations; developments affecting the regulation of the oil and gas industry; investor perceptions of investments relating to Hungary; and general market conditions and other factors beyond the control of MOL. Any of these broad conditions may adversely affect the market prices of the shares. This risk pertains to any investor participating in the stock market.

2.3.2 Risk of suspending the Shares listing on the WSE

According to the WSE Rules, trading in the Company's securities may be suspended in the case of:

- the Company's request, or
- the Company breaching the WSE Rules, or
- a consideration that such an action is necessary to protect the interests and safety of trade participants.

At present there is no reason to believe that such a situation might occur in case of the Company in the future: however, this risk applies to all securities traded on the WSE.

2.3.3 Risk of excluding the Shares from trading on Warsaw Stock Exchange

According to the WSE Rules, the Company's securities may be excluded from the WSE trading if:

- the Company ceased to meet requirements set out in the WSE Rules,
- the Company is persistently in breach of the WSE Rules,
- it is considered that such an action is necessary to protect the interests and safety of trade participants.

The other cases of excluding the Shares from trading on WSE are set out in § 29 of the WSE Rules.

Currently there is no reason to believe that such a situation might occur in respect to MOL in the future: however, this risk applies to all securities traded on the WSE.

2.3.4 Risk of excluding the Shares from public trading in Poland

Pursuant to article 85 of the Polish Law on the Public Trading of Securities, should a public company fail to fulfil obligations specified by the law, the SEC might issue a decision on excluding securities from public trading. Currently there is no reason to believe that such a situation might occur in respect to the Company in the future.

2.3.5 Risk of the securities of the Company being excluded or withdrawn from official listing on Budapest Stock Exchange

According to the BSE Rules, the Company's securities may be excluded from the BSE trading if:

- the Company ceased to meet requirements set out in the BSE Rules,
- the Company is persistently in breach of the BSE Rules,
- it is considered that such an action is necessary to protect the interests and safety of trade participants.

Currently there is no reason to believe that such a situation might occur in respect to MOL in the future: however, this risk applies to all securities traded on the BSE.

2.3.6 The interests of the Hungarian State may differ from the interests of other shareholders

ÁPV, which is wholly owned by the Hungarian State holds the Special Share which carries various preferred rights, including a veto right with respect to shareholder resolutions regarding the following matters:

- decision on the transformation of the Company, its termination without legal succession or changing its operational form;
- alteration to the rights attached to classes of shares, or the issuance of new classes of shares, provided that this affects the rights attached to the Special Share;
- amendments to certain provisions of the Articles of Association of the Company;
- any transfer of control over the Százhalombatta and Tisza Refineries (what means *inter alia* a disposal of the refineries or disposal over the majority of decision making votes in those entities operating said refineries from time to time); and
- any decision concerning on transfer of ownership in a subsidiary engaged in natural gas transport or system administration or an increase of the subsidiary's registered capital where the transfer or capital increase would result in MOL's ownership interest in the subsidiary falling below 25% plus one vote.

In addition, the Special Share confers upon ÁPV the right to appoint and remove one member of the Supervisory Board and one member of the Board of Directors of MOL, in addition to the voting with its Shares in the elections of the remaining members of the Board of Directors and Supervisory Board. In addition, the Hungarian government may exercise control over the activities of MOL through its regulatory authorization relating to granting of concessions and permits for exploratory and extraction activities and through supervision of the natural gas market, including the activities of MOL in this market sector.

The interests of the Republic of Hungary and ÁPV may be different from the interests of MOL's shareholders generally. In particular, as a sovereign entity, the interests of the Hungarian State may not be aligned with the interests of private investors, who may have only an economic interest in the Company.

Actions taken by the Hungarian State and ÁPV may have a significant impact on the Company and the market price for the Series "A" Shares and may discourage certain types of transactions, including those involving an actual or potential change of control of the Company. The Hungarian government has in the past caused MOL to take actions that have adversely affected its business, such as setting its natural gas prices below its cost. MOL cannot assure that the actions of the Hungarian government and ÁPV will not have a material adverse effect on the business of the Company, results of operations and financial condition.

2.3.7 MOL's corporate disclosure may differ from the disclosure made by similar companies in other countries

Requirements concerning the disclosure of information imposed on the issuers of securities listed on the Budapest Stock Exchange differs from requirements being in force on the Polish market or on the markets of certain other Western countries. In addition, regulations governing the Hungarian securities market may not be as extensive as those in effect in Poland and certain other major capital markets. As a result, investors may not have all of the information they require to assess their investment in the Company's Series "A" Shares.

2.3.8 Share overhang from potential share sales

Possibility of share overhang from the possible sale of shares by both potential and current shareholders can not be excluded. Increased supply of shares on the market may have negative impact on the value of the shares. Management of the Company is not aware of any disposal plans of MOL shareholders in the future, other than the announcement of ÁPV regarding its intention to sell additional shares in the future. The exact timing and terms of this potential sale is not known by the Management.

2.3.9 Limitations on the exercise of voting rights do not apply to depositaries and trustees

According to the Statute of MOL, no shareholder (and no group of shareholders) may exercise more than 10% of the voting rights. The limitations imposed on the shareholders (or a group of shareholders) apply accordingly to the holders of GDR's issued abroad based on the Company's Shares or on behalf of the Company.

However, the limitations described above do not apply to organizations instructed by the Company to act as depositaries or trustees for the Company's shares or securities representing the Company's Shares (e.g. GDR's). This exception is understandable given the nature of the activities carried out by such organizations. However, for a shareholder holding shares in the number entitling it to exercise more than 10% of the voting rights and having limited voting rights according to the Statute, the exception from these limitations created for the organizations acting as depositaries or trustees allows for the exercise of the voting rights from more than 10% of the Shares, which in turn allows such shareholder to exert greater influence over the Company.

2.3.10 Application of the Hungarian and Polish regulations governing acquisition of significant blocks of shares

The Hungarian Capital Market Act contains regulations governing acquisitions of significant blocks of shares. In addition to other things, these regulations require persons increasing their shareholding in the Company above a certain threshold to place an obligatory offer to acquire all the remaining shares carrying voting rights, including own shares (if there are any) but excluding employee shares (if there are any). Similarly, the regulations of the Polish Public Trade in Securities Act that will apply to the Company in the event the Shares are admitted to public trade in Poland, impose a number of requirements on investors acquiring significant blocks of shares. The Company stresses that the Polish law does not clearly regulate the application of the Polish regulations governing acquisition of significant blocks of shares in the context of the trade in shares of a foreign company listed in Poland. There is a very limited practice in that respect and there are no court decisions that could serve as guidance. Therefore, it is not clear as to what extent the Polish regulations governing public trade in securities will apply to transactions involving the Shares and performed outside of Poland. More details on this subject are in Chapter III.

2.3.11 Risks connected with the making of entries in the share register

Despite the fact that the acquisition of the Shares does not require an entry to be made in the share register, the exercising by the purchaser of the Shares of the rights under the Shares requires such an entry to be made in the share register. In particular the right to participate in the General Meeting of Shareholders' and to exercise voting rights under the Shares, the right to exercise the right of subscription with respect to the newly issued shares, the right to receive dividends or the right to participate in payments made to shareholders in the case of the liquidation of the Company, requires that the shareholder be named in the share register. In order for Polish investors to be entered into the share register they will be required to give their consent for the transfer of certain information regarding their identity and the Shares held by them. Additionally in order for this process to succeed it will also be necessary for KDPW and KELER to develop and implement an effective system for transferring documents and information to the Company and for the Polish entities operating the securities accounts to appropriately adjust their internal procedures and information systems. Polish investors should ensure that entities operating their securities accounts take all the actions that are required in order to enable the investors to be entered into the share register. If it is not possible for the required data to be provided to KELER or if the data is not provided in due time this may result in it being impossible for the Polish shareholders to exercise their rights under the Shares. Additionally the Company may refuse to enter a shareholder into the share register if such shareholder acquired the shares of the Company in violation of the law. In light of the ambiguity as regards the application of the Polish law on public trading in securities to the purchase of the Shares, the question of whether the shareholder acquired the Shares in violation of Polish law, in accordance with the Articles of Association, is a matter for the Board of Directors to decide. If the Board of Directors decides that Polish law was violated it may refuse to enter such an investor into the share register thus depriving such shareholder the possibility of exercising his rights under the Shares. In such a case the Shareholder will be entitled to appeal against the decision of the Board of Directors as described in Section 4.4.5 of Chapter III. More detailed

information relating to the procedure applicable to the entering of shareholders in the share register is given in Chapter III, Section 4.1.2.2

2.3.12 Risks connected with the inability of Polish shareholders to participate in the General Meeting of Shareholders' reconvened due to the lack of the required quorum at the first meeting

The General Meeting of Shareholders will reach the required quorum when the shareholders or their duly authorized representatives represent more than 50% of the total number of Shares with voting rights. In the case of the quorum not being achieved, the General Meeting of Shareholders' must be reconvened for a day that falls within 15 days of the date of the original meeting of the General Meeting of Shareholders. Therefore the announcement on the convening of the General Meeting of Shareholders published by the Company must indicate the place, date and hour of the next General Meeting of Shareholders to be convened if the first General Meeting of Shareholders was not held due to the lack of the required quorum. For the purpose of identifying the shareholders authorized to participate in the reconvened General Meeting of Shareholders, the Company requests KELER to provide information on the identity of the shareholders (see Chapter III), unless the reconvened General Meeting of Shareholders is held on the same day on which the first meeting was convened, and which was not held due to the lack of the required quorum. In the event that the reconvened General Meeting of Shareholders is convened for a day that falls after the date of the General Meeting of Shareholders that was not held due to the lack of the required quorum, the Polish investors using the indirect entry procedure (i.e. those who were not entered into the share register directly) may not be included on the list of shareholders provided to the Company for the purposes of the reconvened General Meeting of Shareholders (drawn-up following the performance of the additional identification procedure), as a result of delays in the gathering and forwarding to KELER of the data of the Polish shareholders (caused by the limited period of time available for making such registration). More detailed information in this regard can be found in Chapter III, Section 4.3.

2.3.13 Risks associated with the failure to admit to public trading in Poland the shares acquired as a result of the exercising of the right of subscription.

According to the regulations of the BSE, the Company has an obligation to introduce all the newly issued shares (issued under the public issue as well as the private issue) into trading on the BSE as long as the newly issued shares are of the type already listed on the BSE. In such cases the Company will be obliged to file a request with the BSE for the change of detailed information relating to its shares listed on the BSE by adding the number of newly issued shares to the number of previously listed shares. However, in the case of the issue of shares of a type other than the one that is already listed on the BSE, the Company will not be obliged to introduce the new shares into trading on the BSE. Furthermore, neither the regulations of the BSE, nor the Hungarian nor Polish laws impose any obligations on the Company to take any actions with the aim of admitting the newly issued shares subscribed by Polish shareholders to public trading in Poland and listing them on the WSE. However, par. 22 of the WSE Regulation states that the company whose shares have been admitted to exchange trading shall file an application for the introduction of shares of the same type to exchange trading within six months from the start of subscription of newly issued shares or the day on which the restrictions on transferability of shares cease to exist. The consequence of this could be that the new shares (of a different type than the Shares) subscribed by Polish shareholders who exercised their right of subscription, will be introduced into trading in Hungary, but will not be introduced into public trading in Poland. More detailed information can be found in Chapter III Section 4.4.6.

2.3.14 Risk of hindrances to the enforcement of claims against the Company

The Company is an entity incorporated under Hungarian law and based in Hungary. Most of the Company's assets are located in Hungary and all the directors and members of the senior management are domiciled in Hungary or in other countries outside of Poland. Therefore Polish investors who intend to file claims against the Company or any of its management members may encounter problems connected with the delivery of statements of claim and the conducting of a dispute.

2.3.15 Currency of listing

Investors should note the fact that the shares of the Issuer are listed on the BSE in HUF, while on the WSE they will be listed in PLN.

3. Consolidated financial data of MOL capital group for the last 3 fiscal years

Basic IFRS consolidated financial data of MOL Group for years 2001-2003 in HUF million is presented in the table below. The mid year figures are also prepared in accordance with IFRS and refer to MOL Group, but are not audited:

Year ended December 31	1H 2004(1)	1H 2003(1)	2003	2002	2001
Sales revenue	883,387	692,779	1,504,038	1,159,657	1,174,769
Operating profit (loss) EBIT	108,118	28,439	82,810	57,169	(3,177)
Pre-tax profit (loss)	103,783	14,149	72,140	66,923	1,164
Net profit (loss)	79,856	11,760	99,720	65,262	1,241
Total assets	1,505,332	1,266,788	1,532,735	959,484	1,008,642
Liabilities and provisions	826,011	675,958	853,114	485,329	567,498
Long-term liabilities	326,223	307,207	431,177	195,035	265,957
Short-term liabilities	499,788	368,751	421,937	290,294	301,541
Shareholders' equity (net assets)	613,406	437,022	523,869	405,441	367,081
Share capital	94,238	93,260	93,128	93,245	97,818
Shares outstanding (number)	103,299,253	98,555,410	93,127,895	93,244,876	97,817,835
Net earnings per share (HUF) (2)	773	119	985	675	13
Dividend paid out per share (HUF)	Not applicable	Not applicable	57.86(3)	55	55

(1) All mid-year data comes from Flash Reports of the Company and are non-audited.

(2) Net earning per share is calculated by the weighted average number of shares outstanding during the period

(3) According to the Section 226/E of Act CXLIV of 1997 (Company Act), applicable from 1 January 2004, public limited companies have to take into account the dividend payable on treasury shares, unless the articles of association regulate otherwise, as a dividend payable to shareholders entitled to receive dividend in proportion to their shareholding. Therefore, the dividend payable on the treasury shares held by MOL on May 28, 2004 was paid to the shareholders entitled to receive dividends in proportion to their shareholding. As MOL owned 5,342,938 "A" series and 369 "C" series ordinary shares at May 28, 2004, the gross dividend per share increased to HUF 57.86 for the year 2003, instead of HUF 55 as accepted by the AGM.

4. Ratios providing information on profitability of the business and the MOL's group ability to serve liabilities for the last 3 fiscal years

Main consolidated profitability figures and ratios of MOL capital group for years 2001-2003 in HUF million are presented in the table bellow:

Year ended December 31	1H 2004(1)	1H 2003(1)	2003	2002	2001
Net Income	79.856	11.760	99.720	65.262	1.241
Net Income margin	9,0%	1,7%	6,6%	5,6%	0,1%
Net Income return on equity	13,0%	2,7%	19,0%	16,1%	0,3%
Net Income return on assets	5,3%	0,9%	6,5%	6,8%	0,1%
Net Gearing ratio	31,6%	29,1%	34,1%	30,6%	39,1%
Dividend payout ratio	Not applicable	Not applicable	5.9%	8.2%	423.1%

(1) All mid-year data comes from Flash Reports of the Company and are non-audited.

Source: Company's own calculations

- Net Income margin – Net Income / net sales revenues.
- Net Income return on equity – Net Income / average equity.
- Net Income return on assets – Net Income / average assets.
- Net Gearing ratio – Net debt to net debt plus shareholders equity plus minority interest.
- Dividend payout ratio –Dividend paid out per share / net earnings per share.

MOL Group's net income had a continuous and significant improvement over the last 3 years. In 2001, operational results were negatively influenced by the significant loss of gas business as the regulated wholesale price throughout the year did not reflect the higher import prices. As a consequence, together with the strategic investments in Slovnaft and TVK in 2000, the overall level of gearing was the highest ever at the end of 2001. In 2002 and 2003 in spite of the unfavourable business environment, net earnings improved year on year due to the combined effect of lower average gas purchase price, increased productivity and efficiency and HUF strength against USD (Before the new gas regulation entered into force in January 2004, MOL had a short USD exposure). Group's gearing level, due to the positive operational results decreased notably by the end of 2002, however, mainly due to the financing requirements of Slovnaft and INA acquisitions, it is up by the end of year 2003, but still far below the red zone.

5. Information on the rating awarded

MOL has not obtained a public credit rating.

6. The Company's book value and liabilities

The Company's consolidated book value and liabilities in HUF million are presented in the table below. Presented data has not been audited:

MOL (consolidated data in HUF million)	As at August 31, 2004
Total assets	1,529,211
Liabilities and provisions	805,210
Long-term liabilities	338,048
Short-term liabilities	467,162
Shareholders' equity (net assets)	657,579
Share capital	94,238
Minority interest	66,423

7. Exchange rates and Company's basic financial data in PLN and EUR

PLN/EUR	Average rate in the period	Minimum rate in the period	Maximum rate in the period	Exchange rate - last day of the period
1H 2004	4.7311	4.5422	4.9149	4.5422
2003	4.3978	3.9773	4.7170	4.7170
2002	3.8557	3.5015	4.2116	4.0202
2001	3.6685	3.3564	3.9569	3.5219

Source: The National Bank of Poland

PLN/100 HUF	Average rate in the period	Minimum rate in the period	Maximum rate in the period	Exchange rate on the last day of the period
1H 2004	1.8310	1.7405	1.9106	1.8489
2003	1.7346	1.6465	1.8231	1.7348
2002	1.5867	1.4301	1.7031	1.5873
2001	1.4270	1.3139	1.5419	1.4300

Source: The National Bank of Poland

HUF/EUR	Average rate in the period	Minimum rate in the period	Maximum rate in the period	Exchange rate on the last day of the period
1H 2004	254.7	247.7	270.0	253.2
2003	253.5	234.7	272.0	262.2
2002	243.0	235.2	252.4	235.9
2001	256.7	241.5	267.3	246.3

Source: The National Bank of Hungary

All amounts in PLN million (except of number of shares and per share data)

Year ended December 31	1H 2004 (1)	1H 2003 (1)	2003	2002	2001
Sales revenue	16,175	11,966	26,089	18,400	16,764
Operating profit (loss) EBIT	1,980	491	1,436	907	(45)
Pre-tax profit (loss)	1,900	244	1,251	1,062	17
Net profit (loss)	1,462	203	1,730	1,036	18
Total assets	27,832	21,513	26,590	15,230	14,424
Liabilities and provisions	15,272	11,479	14,800	7,704	8,115
Long-term liabilities	6,032	5,217	7,480	3,096	3,803
Short-term liabilities	9,241	6,262	7,320	4,608	4,312
Shareholders' equity (net assets)	11,341	7,422	9,088	6,436	5,249
Share capital	1,742	1,584	1,616	1,480	1,399
Shares outstanding (number)	103,299,253	98,555,410	93,127,895	93,244,876	97,817,835
Net earnings per share (PLN) (2)	14.15	2.06	17.09	10.71	0.19
Dividend paid out per share (PLN)	Not applicable	Not applicable	1.00	0.87	0.79

All amounts in EUR million (except of number of shares and per share data)

Year ended December 31	1H 2004 [1]	1H 2003 [1]	2003	2002	2001
Sales revenue	3,468	2,751	5,933	4,772	4,576
Operating profit (loss) EBIT	424	113	327	235	(12)
Pre-tax profit (loss)	407	56	285	275	5
Net profit (loss)	314	47	393	269	5
Total assets	5,945	4,762	5,846	4,067	4,095
Liabilities and provisions	3,262	2,541	3,254	2,057	2,304
Long-term liabilities	1,288	1,155	1,644	827	1,080
Short-term liabilities	1,974	1,386	1,609	1,231	1,224
Shareholders' equity (net assets)	2,423	1,643	1,998	1,719	1,490
Share capital	372	351	355	395	397
Shares outstanding (number)	103,299,253	98,555,410	93,127,895	93,244,876	97,817,835
Net earnings per share (EUR) [2]	3.03	0.47	3.89	2.78	0.05
Dividend paid out per share (EUR)	Not applicable	Not applicable	0.22	0.23	0.22

(1) All mid-year data comes from Flash report of the Company and are non-audited

(2) Net earning per share is calculated by the weighted average number of shares outstanding during the period

All figures in the tables were calculated only for demonstration purposes based on the indicated exchange rates

CHAPTER II – PERSONS RESPONSIBLE FOR INFORMATION INCLUDED IN THE PROSPECTUS

1. The Company

1.1 Name, registered office, contact data of the Company

Name (firm):	MOL Magyar Olaj- és Gázipari Részvénytársaság (MOL Hungarian Oil and Gas Public Limited Company)
Abbreviation of the firm:	MOL Rt.
Registered office:	1117 Budapest, Október huszonharmadika utca 18.
Address:	1117 Budapest, Október huszonharmadika utca 18.
Phone:	(36 1) 464 1000
Fax:	(36 1) 464 1335
e-mail:	investorrelations@mol.hu
website:	www.mol.hu

1.2 Individuals representing the Company

The Company is represented by the following individuals:

- Michel-Marc Delcommune – Group Chief Strategy Officer;
- József Molnár – Group Chief Financial Officer.

Information on the domicile of the individuals representing the Company has been the subject to a no publication application and is presented in the "Information covered by the application for exemption from disclosure".

1.3 The Company's declaration

The individuals acting on behalf of the Company hereby declare, that the information included in the Prospectus is true and fair, that no facts or circumstances disclosure of which in the Prospectus is required by law have been omitted, and that, to the best knowledge of such persons, no such substantial obligations of the Company (other than those disclosed in the Prospectus) or no such circumstances exist as may significantly affect the assets, the legal and financial position and the financial performance of the Company.

Michel-Marc Delcommune	József Molnár

2. Entities responsible for the preparation of the Prospectus

2.1 The Company

2.1.1 Name, registered office, contact data

Name (firm):	MOL Magyar Olaj- és Gázipari Részvénytársaság (MOL Hungarian Oil and Gas Public Limited Company)
Abbreviation of the firm:	MOL Rt.
Registered office:	1117 Budapest, Október huszonharmadika utca 18.
Address:	1117 Budapest, Október huszonharmadika utca 18.
Phone:	(36 1) 464 1000
Fax:	(36 1) 464 1335
e-mail:	investorrelations@mol.hu
website:	www.mol.hu

2.1.2 Individuals representing the Company

The Company is represented by the following individuals:

- Michel-Marc Delcommune – Group Chief Strategy Officer;
- József Molnár – Group Chief Financial Officer.

Information on the domicile of the individuals representing the Company has been the subject to a no publication application and is presented in the "Information covered by the application for exemption from disclosure".

The Company and the individuals representing the Company are responsible for information included in the entire Prospectus and have prepared the following sections of the Prospectus: Chapter I Sections 3, 4, 6, Chapter II Sections 1, 2.1, Chapter V Sections 1, 2, 6, Chapter VII excluding the auditor's opinion, Chapter IX - Appendices.

2.1.3 The Company's declaration

The persons signed below hereby declare that the Prospectus, in the sections compiled by the Company, has been prepared with all professional care and that information contained in the sections compiled by the Company is true and reliable, and does not leave undisclosed any facts or circumstances that have to be disclosed in the Prospectus by law.

Michel-Marc Delcommune

József Molnár

2.2 Dom Maklerski Banku Handlowego S.A.

2.2.1 Name, registered office, contact data

Name (firm):	Dom Maklerski Banku Handlowego w Warszawie S.A.
Abbreviation of the firm:	DMBH
Registered office:	Warsaw
Address:	00-613 Warsaw, ul. Chałubińskiego 8
Phone:	(48 22) 690 39 44
Fax:	(48 22) 690 38 15
e-mail:	dmbh@citigroup.com

2.2.2 Individuals representing DMBH

DMBH is represented by the following individuals:

- Witold Stępień – Deputy President of the Management Board;
- Mirosław Tkaczuk - Director of the Capital Markets Department, Plenipotentiary.

Information on the domicile of the individuals representing DMBH has been the subject to a no publication application and is presented in the "Information covered by the application for exemption from disclosure".

DMBH has been responsible for compiling the following sections of the Prospectus: Introduction, Chapter I Sections 1, 2.1.1 - 2.1.5, 2.1.8 - 2.1.10, 2.2.1 - 2.2.2, 2.2.4, 2.3.1 - 2.3.5, 2.3.7 - 2.3.15, 5, Chapter II Sections 2.2, 4, Chapter V Sections 3 - 5, Chapter VIII.

2.2.3 Description of relationships between DMBH and natural persons representing DMBH in dealings with the Company

Under the "Services agreement" which the Company concluded on 21 September 2004, DMBH acts as the financial adviser and the Offering Agent on the Shares introduction into public trading.

Additionally DMBH is a party in the following agreements concluded with the Company: Agreement for conducting brokerage services for the client for whom a bank maintains a securities account as a direct NDS participant (agreement signed on December 8, 2004) and Issuer's market maker agreement (signing of the Agreement is planned on December 16, 2004).

There are no formal, informal or personal connections between DMBH and persons acting on its behalf with the Company, except for those mentioned above.

2.2.4 Declaration of DMBH

The persons signed below hereby declare that the Prospectus, in the sections compiled by DMBH, has been prepared with all professional care and that information contained in the sections compiled by DMBH is true and reliable, and does not leave undisclosed any facts or circumstances that have to be disclosed in the Prospectus by law.

Witold Stępień Deputy President of the Management Board;	Mirosław Tkaczuk Director of the Capital Markets Department, Plenipotentiary.

2.3 The Legal Counsel

2.3.1 Name, registered office, contact data

Name (firm):	Baker & McKenzie Gruszczyński i Wspólnicy Kancelaria Prawna spółka komandytowa
Registered office :	Warsaw
Address:	Al. Armii Ludowej 26, 00-609 Warsaw, Poland
Phone:	(48 22) 576 31 00
Fax:	(48 22) 576 32 00
e-mail:	marcin.gmaj@bakernet.com
website:	www.bakernet.com

2.3.2 Individuals representing the Legal Counsel

The Legal Counsel is represented by the following individual:

- Marcin Gmaj - General Partner

Information on the domicile of the individual representing the B&M has been subject to a no publication application and is presented in the "Information covered by the application for exemption from disclosure".

The responsibility of the individual listed above for the content of this Prospectus is limited to the following parts hereof: Chapter I Sections 2.1.6, 2.1.7, 2.1.11, 2.2.3, 2.2.5, 2.3.6, Chapter II Sections 2.3, Chapter III excluding section 7, Chapter IV, Chapter VI.

2.3.3 Description of relationships between the Legal Counsel and natural persons representing the Legal Counsel in dealings with the Company

Baker & McKenzie Gruszczyński i Wspólnicy Kancelaria Prawna Sp. K. and Baker & McKenzie in Budapest (the "Hungarian Legal Counsel"), the office associated with Baker & McKenzie Gruszczyński i Wspólnicy Kancelaria Prawna Sp. K. have been providing the Company with legal services in connection with admission to public trading in Poland and listing of MOL shares on WSE. Additionally, the Hungarian Legal Counsel advised MOL in the passed four years in various matters, mainly in mergers and acquisition transactions, such as divestitures, provision of services and financing related matters.

There are no other formal, informal or personal connections between the Legal Counsel and the individual acting on its behalf and the Company.

2.3.4 Declaration of the Legal Counsel

On behalf of Baker & McKenzie Gruszczyński i Wspólnicy Kancelaria Prawna Sp.K. I hereby represent that this Prospectus has been prepared with due professional care, and the information contained in the Prospectus, for which responsibility is with Baker & McKenzie Gruszczyński i Wspólnicy Kancelaria Prawna Sp.K., is true and accurate and does not omit any fact or circumstance which is required to be disclosed by law.

____

Marcin Gmaj
General Partner

3. Entity certified to audit financial statements

3.1 Name, registered office, contact data

Name (firm):	Ernst & Young Könyvvizsgáló Kft.
Abbreviation of the firm:	Ernst & Young Kft.
Registered office:	Budapest
Address:	1132 Budapest, Vaci ut 20, Hungary
Phone:	(36 1) 451 8100
Fax:	(36 1) 451 8199
e-mail:	mailbox.ey@hu.ey.com
website:	www.ey.hu

3.2 Individuals acting on behalf of the Entity certified to audit financial statements

The Auditor is represented by the following individuals:

- Istvan Havas Managing Director
- Alan J. Griffiths Managing Director

Information on the domicile of the individuals representing the Auditor of financial statements has been the subject to a no publication application and is presented in the "Information covered by the application for exemption from disclosure".

The responsibility of above mentioned individuals and Ernst & Young Könyvvizsgáló Kft. for this Prospectus is limited to information presented in Chapter II point 3 and Chapter VII Page 31 relating solely to Independent Auditor's Report on consolidated financial statements of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries for the year ended 31 December 2003.

3.3 Description of relationships between the Entity certified to audit financial statements and natural persons acting on its behalf with the Company.

There are no relationships between the Entity certified to audit financial statements and persons acting on its behalf, except for the audit contract to audit the consolidated financial statements presented in this Prospectus and other audit related and tax advisory services.

3.4 Representation of the individuals specified in section 3.2

We hereby represent that:

1. Ernst & Young Kft. has been selected in accordance with the applicable law to audit the consolidated financial statements of the Company.
2. Ernst & Young Kft. satisfies the conditions for the issuance of an impartial and independent auditor's opinion.

On behalf of Ernst & Young Kft.

1132 Budapest, Vaci ut 20, Hungary

Istvan Havas	Alan J. Griffiths

3.5 Representations regarding the responsibility of persons named in Sections 3.2

We hereby represent that:

1. We have audited the consolidated financial statements of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries for the year ended 31 December 2003 contained in the Prospectus, in accordance with International Standards on Auditing.
2. Based on the audit, we have issued an unqualified audit opinion on the true, fair and clear presentation of the consolidated financial statements, reproduced in full in Chapter VII Pages 30 to 69 of the Annual Report in this Prospectus. Following the date of the auditor's opinion on the consolidated financial statements of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries for the year ended 31 December 2003, we have not performed any procedures relating to the above mentioned consolidated financial statements.
3. Comparative financial data for the year ended 31 December 2002 included in Chapter VII Pages 30 to 69 of the Annual Report in this Prospectus have been prepared in a manner ensuring their comparability by applying uniform accounting principles, consistent with the accounting principles applied by the Company and its capital group during the year ended 31 December 2003, except for some minor classification differences applied to the Notes to the consolidated financial statements. The comparative data included in the Prospectus have been derived from the audited consolidated financial statements for the previous year ended 31 December 2002. The data included in the audited consolidated financial statements for the previous year ended 31 December 2002 have not been restated for changes in accounting principles or for fundamental errors.
4. The consolidated financial statements presented in the Prospectus and comparative data included in Chapter VII Pages 30 to 69 of the Annual Report are identical with the consolidated financial statements, as originally published in the Hungarian language and made available to the investors by MOL Magyar Olaj- és Gázipari Rt. in Hungary, according to the requirements of the Budapest Stock Exchange.

On behalf of Ernst & Young Kft.

1132 Budapest, Vaci ut 20, Hungary

Istvan Havas	Alan J. Griffiths

4. The Offering Agent

4.1 Name, registered office, contact data

Name (firm):	Dom Maklerski Banku Handlowego S.A.
Abbreviation of the firm:	DMBH
Registered office:	Warsaw
Address:	00-613 Warsaw, ul. Chałubińskiego 8
Phone:	(48 22) 690 39 44
Fax:	(48 22) 690 38 15
e-mail:	dmbh@citigroup.com

4.2 Individuals representing the Offering Agent

DMBH is represented by the following individuals:

- Witold Stępień – Deputy President of the Management Board;
- Mirosław Tkaczuk - Director of the Capital Markets Department Bureau, Plenipotentiary.

Information on the domicile of the individuals representing the Offering Agent has been the subject to a no publication application and is presented in the "Information covered by the application for exemption from disclosure".

4.3 Description of relationships between the Offering Agent and natural persons representing the Offering Agent in with the Company

Under the "Services agreement" with the Company concluded on 21 September 2004, DMBH acts as the financial adviser and the Offering Agent on the Shares introduction into public trading.

Additionally DMBH is a party in the following agreements concluded with the Company: Agreement for conducting brokerage services for the client for whom a bank maintains a securities account as a direct NDS participant (agreement signed on December 8, 2004) and Issuer's market maker agreement (signing of the Agreement is planned on December 16, 2004).

There are no formal, informal or personal connections between the Offering Agent and persons acting on its behalf with the Company , except for mentioned above.

4.4 Declaration of the Offering Agent

The persons signed below hereby declare that the Offering Agent, has given all professional care to prepare and execute the introduction of Shares to public trading.

Witold Stępień Deputy President of the Management Board;	Mirosław Tkaczuk Director of the Capital Markets Department, Plenipotentiary.

CHAPTER III – DETAILS OF THE ISSUE

1. Introduction to public trading of "A" Series Shares

On the basis of this Prospectus 110,361,617 "A" Series Shares in the Company are registered for public trading in Poland ("Shares"), including 108,618,197 Shares already issued and 1,743,420 Shares which consist of the conditional share capital of the Company established in connection with the issue of convertible bonds. The Shares registered for public trading under this Prospectus constitute 99.99% of the Company's issued share capital and 100% of these "A" Series Shares are listed on the BSE.

Series "A" Shares are ordinary registered shares and have a par value of HUF 1,000 each. Except for the Series "A" Shares, there is one privileged "B" Series Share in the Company, described in Chapter III Section 4.4.2 of this Prospectus ("Special Share") and 578 of Series "C" ordinary registered Shares.

Neither the Articles of Association nor any provisions of law provide for transfer restrictions regarding the Shares. Under the Hungarian law disposal of the treasury shares on a stock exchange is not restricted in any way. There are no cash or in-kind obligations or preferences on holders of the Shares. The Shares are not subject to any security interest.

2. Legal basis for the issue of the Shares and their introduction to public trading

The Shares have been originally issued in connection with the establishment of the Company in 1991. MOL was established, based on 3149/1991 (IV.11) decision of the Hungarian Government, as a legal successor of OKGT. The original Articles of Association was adopted by the State Asset Agency (*Állami Vagyonügynökség*), the predecessor of ÁPV, as the sole shareholder of MOL in Budapest on October 1, 1991. Pursuant to this Articles of Association, the State Asset Agency established a company limited by shares according to the Companies Act as legal successor of and with the simultaneous termination of OKGT (including the trust centre and trust's subsidiaries). MOL was founded with a share capital of HUF 97,560,000,000 consisting of 97,560,000 ordinary shares with par value of HUF 10,000 each.

On May 30, 1995, the General Shareholders Meeting in its resolution No. 20 increased the share capital by issuance of ordinary shares in a value of HUF 840,000,000 and on October 16, 1995 issued one voting preference share, thus, the share capital has been increased to HUF 98,400,001,000, constituting of 9,840,000 "A" Series Shares and one Series"B" voting preference share.

On September 15, 1995, the General Shareholders Meeting decided to split the ordinary shares of the Company with par value of HUF 10,000 each into the ordinary shares of the Company with par value of HUF 1,000 each, i.e. in 1:10 ratio. Thus, as a result of the split 9,840,000 "A" Series Shares were split into 98,400,000 "A" Series Shares.

As of March 24, 2003, upon the Board of Directors' decision No. 2-11/2002 dated November 22, 2002, based on the authorization granted by Article 17.d of the Articles of Association, the registered share capital was increased by HUF 9,827,395,578 with the issuance of "C" Series Shares. Accordingly, the share capital has been increased to HUF 108,227,396,578, constituting of 98,400,000 "A" Series Shares with par value of HUF 1,000 each, one "B" Series Share with par value of HUF 1,000, and 9,817,578 "C" Series Shares with par value of HUF 1,001.

On September 1, 2003 the General Shareholders Meeting in its decision No 60, has decided on the conversion of "C" Series Shares into "A" Series Shares. The decision entered into force on February 23, 2004. Due to the different par value between "A" Series Shares and "C" Series Shares, 578 "C" Series Shares are still outstanding. Accordingly, the share capital remained HUF 108,227,396,578, consisting of 108,226,817 pieces of "A" Series Shares with a par value of HUF 1,000 each, one "B" Series Share with a par value of HUF 1,000, and 578 "C" Series Shares with a par value of HUF 1,001.

On September 22, 2003 the Board of Directors in its decision No 2003/körsz.18 - based on the authorization granted by the General Shareholders Meeting - decided on the issuance of convertible bonds and thus on the conditional

increase of the share capital to a potential maximum amount of HUF 110,362,196,578. The convertible bonds may be converted once every year from 2004 to 2008 into "A" Series Shares.

The first series of the convertible bonds was converted into "A" Series Shares on September 2, 2004 by the decision No 4-06/2004 of the Board of Directors, i.e. the share capital of the Company was actually increased to HUF 108,618,776,578. The share capital increase has been registered on November 15, 2004. Accordingly, the share capital currently amounts to HUF 108,618,776,578, constituting of 108,618,197 "A" Series Shares with par value of HUF 1,000 each, one "B" Series Share with par value of HUF 1,000, and 578 "C" Series Shares with par value of HUF 1,001.

The introduction of the Shares to public trading in Poland has been initially approved by the Board of Directors of the Company by a resolution No. 3/1 – 06/2004 dated September 2, 2004. Under the laws of Hungary, the Board of Directors of the Company is the body authorized to take decision on introduction of the Shares to public trading. The decision of the Board of Directors became final upon the decision of the Chairman - CEO of MOL dated November 3, 2004.

The relevant wording of the resolution is as follows:

The Board of Directors of MOL Hungarian Oil and Gas Public Limited Company

MOL Plc. 3/1 - 06/2004.

THE RESOLUTION

The Board of Directors hereby grants its initial approval for the introduction of shares of MOL into public trading in Poland and introduction of these shares to quotations on the Warsaw Stock Exchange. The Board of Directors authorizes the Chairman-CEO to make a final decision on introduction of shares into public trading in Poland and to the listing on the Warsaw Stock Exchange.

The relevant wording of the Chairman-CEO decision is as follows:

THE DECISION

Zsolt Hernádi, Chairman-CEO of MOL Hungarian Oil and Gas Public Limited Company (1117 Budapest, Október huszonharmadika u. 18.) upon authorization given to the Chairman-CEO by the Board of Directors' resolution No. MOL Plc. 3/1 - 06/2004, approves the introduction of "A" series of MOL shares to the public trading in Poland and listing on the Warsaw Stock Exchange.

Budapest, November 3 2004.

MOL Hungarian Oil and Gas Public Limited Company

Zsolt Hernádi - Chairman-CEO *Michel-Marc Delcommune GCSO*

3. Date of right to dividends

The Shares which will be introduced into public trading in Poland are the existing Shares and they will entitle the new shareholders of the Company to receive dividends on the same conditions as in the case of the existing shareholders. Therefore under Art. 24 of the Articles of Association, the Shares purchased on the WSE following the introduction of the Shares into public trading in Poland will entitle the shareholders to receive the dividends (if any) as of the financial year 2004, provided, however, that the shareholder owns the Shares on the record date, and he/she has been recorded as shareholder in the share register of the Company as it is described in detail in point 4.4.8 of Chapter III of the Prospectus.

4. Rights and obligations connected with the Shares

4.1 Rights and Obligations under the Hungarian Law

4.1.1 Corporate Law

MOL is incorporated under the laws of Hungary and the corporate rights of shareholders in MOL are governed by Hungarian laws and by MOL's Articles of Association. Full text of the restated Articles of Association of the Company is attached to the Prospectus as Appendix 3

Although the general philosophy of the Hungarian corporate law is similar to Polish, investors should be aware that there might be certain differences regarding for instance, the required majority of votes for passing resolutions on the General Meeting or notification requirements. Detailed information on the exercise of shareholders' rights in MOL are set out in Chapter III Section 4.4 of this Prospectus.

4.1.2 Securities Law

The shareholders of the Company are subject to the Hungarian securities law to a certain extent. The relevant provisions of the Hungarian securities law are summarized in the following.

4.1.2.1 Transfer of the Company's shares and the evidence of the share ownership

The Company's shares are dematerialised securities, no physical share certificate are issued in connection with such shares. The shares are kept in a securities account of the shareholder maintained by an investment service provider. Pursuant to the Hungarian Capital Markets Act, the acquisition and transfer of the ownership of a dematerialised securities can occur with debiting and crediting of the respective securities accounts. Unless evidenced to the contrary, the owner of the dematerialised security shall be the person on whose account it is registered. The account statement, issued by the investment service provider maintaining the securities account shall evidence ownership of securities to third parties as effective on the statement date. Account statements are not transferable and rights derived from it are not assignable.

In accordance with Section 198 (2) of The Hungarian Companies Act, the Articles of Association provide that only those shareholders who are registered in the share register eight business days prior to a General Meeting may attend and vote at the meeting. The share register contains the name, address (registered seat), ownership interest, the series of the shares, the number of the share, the par value of the shares of the shareholder (the nominee) and the membership of the shareholder group in certain case (please see Chapter III Section 4.4.1 regarding the definition of the shareholders group).

4.1.2.2 The share register

Due to Article 149 (1) of the Hungarian Capital Markets Act, the Board of Directors may engage a clearing house, investment service provider or financial institute to maintain the Company's share register. Based on an authorization given by the Board of Directors, being the corporate body responsible for keeping the share register pursuant to the Articles of Association, currently KELER keeps the share register for the Company, by share categories of the holders of registered Shares and general proxies. KELER address is as follows: 1117, Budapest Asbóth utca 9-11.

Although the acquisition of Shares does not require an entry in the share register, in order for a shareholder to be able to exercise the rights attached to the Shares, in particular the right to participate in the General Meetings and the voting rights thereon, dividend rights etc., the shareholders' name and other data indicated above need to be entered in the share register in connection with the division between share in respect of whether they are registered ordinary shares ("A" Series Shares and "C" Series Shares) or registered Share with preferential rights (currently "B" Series Share). The deadlines for the performance of the procedure identifying shareholders in connection with the events important for the realization of rights resulting from the Shares is each time established by the decision of the Board of Directors and announced to the public.

A shareholder may be entered in the share register as the result of an entry made on the basis of instructions given to the entity maintaining the shareholder's securities account (an investment service provider), assuring the entry of the shareholder in the share register through the intermediary of the NDS and KELER. The necessary agreement between the NDS and KELER has been executed. The liability of NDS and KELER towards the investors and the Company for losses incurred by them is based on the misconduct of clearing houses subject to the applicable legal rules and is described in detail in Section 4.5 of Chapter III of this Prospectus. A direct entry into the share register cannot be made by the shareholder, resulting from a manner in which the share register is kept

KELER forwards information notice to its account holder via SWIFT in the form specified at the Manual of Procedure between KELER and NDS. After the release and positive acknowledgment from the SWIFT network, KELER is entitled to regard the notice delivered. The KELER account holder shall promptly- but not later than 2 business days from the planned delivery inform KELER about the delay of the transmitted information. KELER shall not be held liable if the entity fails to perform the above obligation.

In the case of such entry, the entities which maintain securities accounts are requested to provide the required shareholder information through NDS and KELER to the share registrar (currently KELER) in order to identify the shareholders before a General Meeting is held. At least 30 days before each General Meeting the Company publishes an announcement (invitation) in which it provides, inter alia, the deadline for registration of the shareholders in the share register in order to enable them to participate in the General Meeting. Such deadline is established for every General Meeting in accordance with the procedural rules of KELER and it is currently the 8th business day before the date of the General Meeting. The share registrar enters the identified shareholders into the share register. The procedure of exercise of voting rights is described in detail in Section 4.4.1 of Chapter III of this Prospectus.

In order to be covered by the entry procedure for the purpose of participation in the General Meeting, a Polish shareholder should authorize in writing the entity which maintains the shareholder's securities account on which the Shares are recorded (in a manner set forth in the internal rules of such entity) to disclose to NDS the information required for the entry in the share register (in particular the name and seat of the shareholder as well as the number of its Shares) so that NDS might provide the information to the share registrar. Moreover, in order for Polish shareholders to be entered into the share register they will be required to give their consent for the transfer of certain personal data. If shareholder will not give such a consent for the transfer of personal data, it will not be possible to provide the required data to KELER and this may result in it being impossible for the Polish shareholders to exercise their rights under the Shares. Also the Shares should be blocked on the securities account until one day after the General Meeting has been held. According to the Company's Articles of Association, when requesting registration into the share register, as described above, each shareholder is required to declare, whether he or she and any other shareholder belonging to the same shareholder group, as specified in the Articles of Association, holds at least 2 % of the Company's Shares, together with the Shares regarding which he asks for registration. In the event the shareholder or the shareholder group holds Shares in excess of 2 % of the Shares of the Company, then the shareholder asking for registration is required to report the composition of the relevant shareholders' group to the Company. The language of the declaration shall be Hungarian or English. In case the shareholder asking for registration fails to comply with this requirement, his voting right shall be suspended and the shareholder prevented from exercising its shareholder's right until full compliance with said requirement.

The shareholder shall have access to the share register and shall be entitled to request a copy of the parts thereof including information related to the relevant shareholder from the Board of Directors or its delegate. Any third party may also have access to the share register if he/she renders his/her interest probable. The Board of Directors shall have the authority to form an opinion on such interest. Moreover, the Shareholder, that has been already registered in the share register, is obliged to inform the Company about change in number of Shares he/she holds within 8 days following occurrence of such change. The share registrar (currently KELER) is responsible for deletion of relevant clause from the share register pursuant to the notice delivered by shareholder to the Company. After such deletion, deleted data should remains still readable. In the event of undue performance for failure to perform the abovementioned obligation of notification, the Board of Directors may impose a fine on such shareholder in amount

not higher than 1/1000 of total value of obtained or disposed Shares (for more details please see Section 4.4.3 of this Chapter III).

4.1.2.3 Disclosure of substantial block of shares ownership in the Company

Under Sections 288 - 297 of the Hungarian Companies Act, there are public reporting obligations in the case of acquisition by a shareholder of more than 25%, 50% or 75% of votes arising from shares of a company. The following three types of influencing stake in a Company are identified:

- significant (interest) stake – means control of over 25% of votes in a given company;
- majority (interest) stake – means control of over 50% of votes in a given company;
- controlling (interest) stake – means control of over 75% of votes in a given company;

The acquirer is obliged to report to the Metropolitan Court acting as the Court of Registration on the fact of acquisition and publish such a notice in the Companies Gazette ("*Cégközlöny*") (Hungarian journal designed for publishing of company announcements) within 30 days from the date of acquisition, if his total ownership interest exceeds the above mentioned thresholds as a result of the acquisition. Until the performance of this obligation, the voting rights can be exercised to the extent, which do not exceed the interest which are subject to the reporting obligations. In the event of delayed performance or non-performance of this disclosure obligation, in respect of a stake exceeding 50 % or 75 %, upon the liquidation of a controlled company, if the assets of the controlled company do not cover satisfaction of creditors, dominant members shall bear unlimited and full liability for obligations of the company arised until performance of his disclosure obligation.

In respect of a mutual significant interest of companies limited by shares or limited liability companies, the company, the influencing interest (25%+) of which was first published in the Company Gazette, may retain its full participation, whereas the other company shall be obliged to transfer that portion of its participation which is in excess of twenty-five per cent of the votes.

If the existence of a significant interest is published in the same issue of the Company Gazette, the obligation to transfer shall apply to the company, which has fulfilled the disclosure obligation at a later point in time.

Up until the performance of the obligation to alienate that portion of its participation which is in excess of 25% of the votes, the company may exercise its membership rights only to that degree up to which its participation is not affected by the obligation to alienate.

In respect of a majority stake, the controlled entity may not acquire participation in the dominant member, and shall alienate any existing participation therein within a period of 180 days after the establishment of majority interest.

If the controlled company is a company limited by shares, any of its shareholder may request that his/her shares be purchased by the dominant member at market value within a period of 60 days after publication following the entry of a majority stake or controlling stake into the Hungarian trade registry. This provision may not be applied if the controlled company in question is a public company, provided that the majority stake or controlling stake has been acquired in accordance with the rules for the acquisition of influencing interest in public limited companies. Subsequent to the publication following the entry of a majority stake or controlling stake into the Hungarian trade registry, the minority rights may be exercised upon the initiative of shareholders representing 5% or more of the eligible votes.

If, as a result of the dominant member's influencing stake amounting to at least majority stake, a controlled company pursues a permanently detrimental business policy, and as a consequence of this, the assets of the controlled company do not cover satisfaction of creditors upon the liquidation of the controlled company, the court may, upon the claim of a creditor lodged in the course of liquidation proceedings, establish the unlimited and full liability of the dominant member for the debts of the controlled company.

If a dominant member holds a controlling stake in the controlled company, those creditors, whose unexpired claims against the controlled company originated prior to the publication of the influencing interest, may demand security up

to the amount of their claims from the dominant member within a 90 days non-appeal able deadline following such publication.

In respect of a controlling stake, if the dominant member pursues a permanently detrimental business policy as a result of its controlling interest, and this seriously endangers discharge of the controlled company's obligations, the court may, upon a claim by any shareholders or creditor of the controlled company, establish the unlimited and full liability of the dominant member for the debts of the controlled company.

Under Section 67(1) of the Hungarian Capital Markets Act, there are public reporting obligations in the case of acquisition by a shareholder of 5% influence (defined below) of a company and for each subsequent acquisition of a shareholding being a multiple of the 5% threshold (i.e., 10%, 15%, 20%, etc., up to 50%). The public reporting of the acquisition is the obligation and duty of the acquiring party. Once a shareholder holds 50% influence, further public reporting obligations apply when that shareholder acquires 75% and 90% influence. The total percentage of the influence is calculated by including all influence previously acquired, or acquired as a result of the current transaction. The public reporting obligation also applies in the case of transfer or sale of shares. The public reporting obligation is performed in the following way: within two days following the acquisition of influence exceeding the thresholds, the acquirer must report the acquisition to the Board of Directors of the Company and the State Supervision of Financial Institutions (*"Pénzügyi Szervezetek Állami Felügyelete"*) and simultaneously, the acquirer is obliged to publish the notification in *"Magyar Tőkepiac"*, basically the official journal of the Hungarian capital markets, or to publish the notification on the website of this journal and obliged to publish the notification in a national daily newspaper and on the Company's web site as well The notification contains: (i) the name, the registered seat (or residence address, as the case may be) and the registration number, of the party acquiring the influence, as well as the person from which the influence was acquired, or the persons participating in the shareholders' agreement (as described below) which constitutes an acquisition of influence; (ii) the extent of the influence; (iii) the description of the contractual or family relationship which constitutes the acquisition of influence (iv) the date of the acquisition or the sale.

Point 19 of Section 5 of the Hungarian Capital Market Act implements a definition of "influence". The acquisition of influence means the acquisition of voting rights making possible participation in the decision-making process at the shareholders meeting of public company limited by shares. Acquisition of influence includes the exercise of purchase options, repurchase rights or forward purchase rights of voting shares, and the exercise of the voting rights on the basis of the rights of use and of usufruct. Acquisition of influence also includes the exertion of influence through means other than the direct conduct of the acquiring party, for example: inheritance, legal succession or any resolutions of the public company limited by shares amending voting proportions and/or affecting the voting rights of the shareholders, or where the recovery of the voting rights may result in the acquisition of influence. The execution of an agreement (shareholders' agreement) could also be qualified as an acquisition of influence, where shareholders of the public company limited by shares: (i) agree that one of them may elect or remove the majority of the members of the board of directors and/or the supervisory board members; or (ii) undertake to manage the company in accordance with unified guidelines. Further, an acquisition of influence may occur through harmonised conduct carried out by otherwise independent persons having no such above-described relationship with one another. To determine the occurrence and the extent of the acquisition of influence, the direct and indirect acquisition of influence and, in the case of natural persons, the extent of the influence exercised by close relatives must be aggregated. If a third party exercises voting rights in its own name but on behalf of a shareholder, said rights are deemed as the shareholder's voting rights, unless the public company limited by the shares shareholders register indicates the person (exercising voting rights in its own name on behalf of the shareholder) as a shareholder and not as a nominee. If the shares were provided as collateral, the oblige of such collateral must be considered as the person exercising voting rights unless the parties' agreement states otherwise. Pursuant to point 72 of Section 5 of the Hungarian Capital Market Act, indirect ownership/influence means the exercise of the ownership proportion and/or the voting rights in an undertaking (indirect company), including via a shareholders' agreement, through the ownership proportion and/or voting rights of another undertaking (intermediary company) holding a stake and/or having voting rights in the indirect company. In order to establish the ratio of the indirect ownership, the voting rights or the ownership

proportion of the indirect owner in the intermediary company are multiplied by the greater of the voting proportion or the ownership proportion which the intermediary company holds in the indirect company. If the voting rights or the ownership proportion in the intermediary company exceed 50 % then the indirect ownership of the indirect owner (the direct owner in the intermediary company) in the indirect company is deemed to be equal with the direct ownership/voting rights of the intermediary company in the indirect company.

The Company is pointing out that as there is no comprehensive regulation providing for the principles of application of Polish regulations concerning rights derived from securities to acquire and dispose of shares in foreign companies introduced into the public trading in Poland, doubts may arise as to the extent to which Polish law applies to rights and obligations of the Company's shareholders. For this reason investors intending to acquire and dispose of Shares are advised to seek a professional legal opinion as to the consequences of investing in Shares.

4.1.2.4 Public tender offers for the sale of shares

The acquisition of influence (as defined in section 3.1.2.3 above) exceeding 33 % in the Company can only be effected by way of a public takeover offer, which is approved by the Supervision in advance. However, where none of the other shareholders of the Company either directly or indirectly has more than 10 % of voting rights, then the acquisition of influence exceeding 25 % causes the requirement to make a takeover offer. This requirement does not apply to an organization acting, at the request of the Company, as depository or custodian for shares in MOL or securities representing shares in MOL, provided such depositary or custodian satisfy the relevant requirements set out by Sections 151 - 155 of the Hungarian Capital Markets Act. The additional requirement consists of the fact that the said depository or custodian shall be registered in the share registry of the Company as a nominee and not as a shareholder.

The offeror is obliged to submit the offer to the Supervision for approval and simultaneously the offer shall be sent to the Board of Directors and published. The deadline for the submission is not specifically defined, however, such submission shall be made before acquiring any influence over the statutory limits as provided above. If however, the influence in the Company exceeding the above statutory limits is acquired: (a) by any conduct other than an outright bid submitted by the buyer, or (b) by purchase option or repurchase option, or a call option on a forward purchase agreement, or (c) within the framework of a procedure conducted by a government holding company as defined by law, or (d) under the agreement between shareholders, the Supervision and the Company's Board of Directors shall be notified by the acquiring party within two days and the acquiring party shall manage the publishing of acquiring influence at the same time. The offer in respect of the above acquisition of influence shall be filed with the Supervision within 15 days from the date of notification of the acquisition.

The offer may not violate the "equal treatment of the shareholders principle" in relation to their reply to the offer. In addition to the offer, an offeror is obliged to prepare a strategic plan for the target company's future operation and if the offeror is either a Hungarian or foreign business organization, it is also obliged to prepare a report of its business activities. The offeror and the investment service provider handling the offer are jointly and severally liable for damages resulting from the lack of truthfulness, accuracy or completeness of the written report concerning the offeror's business activities. The Supervision is obliged to approve the offer if it and its enclosures satisfy the requirements determined under Sections 68 - 74 of the Hungarian Capital Markets Act.

The offer shall be made for all of the shares and to all of the shareholders holding shares representing voting rights. Section 72 of the Capital Markets Act regulates the method for establishing the price to be offered for the target company's shares. The offered price must exceed the higher of the weighted average price of the shares on the stock exchange during the 180 days immediately preceding the submission of the offer to the Supervision (the "relevant period"); or the highest price to be paid by the offeror or affiliated persons (as defined in Section 5 of the Hungarian Capital Markets Act) for the target's shares under a share purchase agreement concerning the target company's shares, entered into during the relevant period; or if an option or a repurchase right was exercised during the relevant period, the aggregate of grant option price and exercise option price. If the price of shares cannot be determined according to the above procedures, it cannot be lower than the lowest amount determined by the method contained in the purchase

offer and previously approved by the Supervision. From the date of the receipt of the offer until the last date of the acceptance of the subscription period, the corporate actions of the target company's board of directors are limited. Under the Hungarian Capital Markets Act, the board of directors may not adopt any decision that could obstruct or interfere with the acquisition or influence the offer. However, pursuant to Section 237(3) of the Hungarian Companies Act, the general meeting may adopt a resolution to interfere with the offer (such as a resolution on increasing the share capital or acquiring treasury shares).

Within 10 days from the publication of the offer, but not later than the start of the acceptance of the subscription period, the board of directors is obliged to inform the shareholders of its opinion concerning the offer and make the opinion available for shareholder review at the location in which the inspection of the strategic plan and the business activity report takes place. The board of directors may appoint, at the target company's cost, an independent financial adviser to evaluate the offer. The board of directors has to make the adviser's report accessible to the shareholders in the same manner used to disclose the board's opinion on the offer.

Generally, the offeror is obliged to purchase all the shares referred to in acceptance declarations. If the offeror and its affiliated persons failed to acquire influence exceeding 50% in the company, and the offer was expressly conditional thereupon, then the purchase obligation will not be effective. The offeror is prohibited from violating the "equal treatment of the shareholders principle" in relation to exercising rights in the course of the acceptance of the offer. A declaration of acceptance may not be rescinded unless the offeror fails to pay for the shares within 30 days after the last date on which payment for the shares was due.

If the consideration for the shares is a blend of cash and other instruments, shareholders filing acceptance declarations may require the payment of the cash consideration in their acceptance declaration rather than payment with other instruments.

A competing offer may be launched up until the fifteenth day before the expiry of the acceptance period. The competing offer shall be published and be approved by the Supervision if its terms and conditions are better for the target company's shareholders.

The bidder shall settle payment within five business days following the last day of the period within which the declaration of acceptance is to be introduced, or on the day when the competition office's authorization is granted in conclusion of a competition oversight proceeding. If the consideration is in kind, in part or entire, the person filing the declaration of acceptance may request in above, the bidder shall be liable to pay a default penalty. If payment is not effected within 30 days following the dead the declaration for the bidder to pay the consideration in cash only.

If payment is settled after the date specified line specified above as within five business days following the last day of the period within which the declaration of acceptance is to be introduced, the person filing the declaration of acceptance may cancel the contract. If the contract is cancelled by the seller the bidder shall so notify the Supervision within two working days. Payment of the default penalty or cancelling of the contract shall have no effect on the Supervision's powers to impose sanctions for any violation of the regulations pertaining to payment of the consideration.

If the offeror has acquired voting rights in excess of 90% as a result of an offer and paid for the shares, it may exercise a squeeze-out of the remaining shares of the target company within 30 days following the publication of the offer results. The consideration payable for the shares purchased in the squeeze-out may not be less than the higher of the purchase price paid in the offer and the equity capital in proportion to one share. The equity capital in proportion to one share is defined on the basis of the last audited annual report. If the offeror's voting rights in the target company exceed 90% at the closing of the offer, all remaining shareholders may request the offeror to purchase their shares within 30 days following the publication of the offer results. The consideration payable for such shares may not be less than the consideration fixed in a squeeze-out.

In addition, if any entity acquires more than 50% or more than 75% of a company's voting shares and the takeover rules provided by Sections 65 - 80 of the Hungarian Capital Markets Act do not apply, the other shareholders in the

company will have the right, within 60-day period, to require the acquiring entity to purchase their shares at market value.

Depositaries, as nominee holders, and perhaps with the holder of the GDRs shall be registered in the share register. If the depository registered itself in the share register, as a nominee holder of the GDRs, (together with the holder of the GDRs, if it is necessary) then the depository is not subject to the takeover rules. However, the depository is currently registered as a shareholder and not as a nominee in share registry. Accordingly, the depositary is likely to be subject to the takeover rules.

4.1.2.5 Sanction of the violation of the reporting and notification obligation or rules of conducting of public tender offers

If the acquirer does not comply with the above mentioned reporting and notification obligation, it may not exercise shareholders right until fulfils this obligation.

When the acquisition of influence, exceeding the public tender offer thresholds has not occurred in accordance with the conducting of these tender offer rules, no shareholder's rights attached to the entire amount of shares purchased in the same transaction by which the shareholder acquired an influence and exceeded the respective public tender offer threshold can be exercised and the party acquiring such influence must alienate the shares acquired by way of evasion or circumvention of the regulations concerning conducting of tender offers within 60 days of the date of acquisition or of the decision of the State Supervision of Financial Organization. Shareholder's rights from the remaining shares may be exercised only after completion of the alienation obligation. The Supervision may also impose fines of between HUF 500,000 and HUF 100 million in the case of a violation of the conducting of public tender offers rules, including the violation of this reporting and notification obligation.

4.1.2.6 Delisting from the BSE

There are two types of delisting according to the rules of the BSE: (a) delisting a security upon the company's request or (b) automatic delisting. In case of delisting upon the company's request the BSE removes the securities from the trading list in line with the applicable procedure once all the required documents are duly submitted to the BSE. The BSE requires the following documents for its decision to delist the given stock series:

a) request for removal;

b) exchange bid;

c) shareholder decision;

d) depository certificate verifying title to the shares, and an extract from the share register ("Certificate of Title");

e) a document certifying full payment of counter value; and

f) stock exchange offer or a public offer.

A request for delisting may be submitted to the BSE in respect of a stock series, which are not subject to a mandatory public tender offer in line with the regulations in effect concerning the acquisition of control in a public company. The date of submission of a request for delisting to the BSE shall be no later than 15 days after the date of the General Meeting of Shareholders that passed a resolution to initiate delisting. Simultaneously with the filing of the request, the Company shall submit to the BSE a stock exchange offer relating to all shares. The president of the BSE decides on the approval of the stock exchange offer. Within 5 days from the date of the approval of the BSE the Company shall publish the stock exchange offer. Following the closing of the offer period set out in the approved stock exchange offer within 3 days from the last day of the offer period the Company shall present to the BSE the documents certifying the due and full payment of the consideration. Following the receipt of all above-mentioned documents the BSE shall resolve on the delisting of the shares.

Pursuant to the Articles of Association, decision on delisting from any stock exchange is the exclusive competence of the General Meeting and three quarters majority is required for such a resolution. Under the section 12.11 of the Articles of Associations, any decision approving the delisting can be adopted by the General Meeting only, if any investor undertakes prior to the adoption of the resolution to make a purchase offer (de-listing offer) for the share of the shareholders, who voted against the delisting resolution. Pursuant to rules of the BSE, which are applicable in the case of delisting from the BSE, a delisting offer must be made for all remaining shares of the Company. The rules of the Budapest Stock Exchange contains provisions similar to the conducting of public tender offers rules of Sections 36 - 43 and 65 - 80 of the Hungarian Capital Market Act, but there are some differences. Delisting offer is not required, if a takeover offer was made, and the offeror has acquired more than 90% of the shares and complies with some additional conditions. Delisting offer is not required, if a public tender offer was made, and the offeror has acquired more than 90% of the shares and either the Company has requested the delisting or (ii) the offeror, who acquired more than 90% of the shares, exercises its squeeze out right, i.e. call option granted by law to purchase the shares of the minority shareholders.

4.1.3 Hungarian Competition Obligations

The Hungarian regulations concerning the concentration of business entities would apply only if a shareholder intends to acquire control over the Company. Under the Articles of Association, any single shareholder may not exercise more than 10% of votes at the General Meeting of Shareholders of the Company, except for the Hungarian State, APV, any legal successor of ÁPV (or any other Hungarian governmental authorities exercising ownership rights on behalf of the Republic of Hungary) or (ii) any organization, including the depositary, acting at the request of MOL as depositary for the "A" Series Shares or securities representing the "A" Series Shares.

Under Section 24 of Hungarian Competition Law, a merger is subject to the Hungarian competition office's approval if the aggregate net turnover of the direct and indirect participants was in excess of HUF 10 billion in the previous business year, provided that: (i) at least two of the participants in the concentration, or the integrated undertaking, or the undertaking coming under control - together with the indirect participants connected to such undertakings - had a net turnover in excess of HUF 500 million in the previous business year; or (ii) the same undertaking or an indirect participant connected to that undertaking, in the last two years, participated in mergers with other undertakings whose net turnover, together with the undertaking involved in the current merger, exceeded HUF 500 million. Where the merger consists of the acquisition of a subsidiary or of only a part of an undertaking, only the turnover relating to that subsidiary or that part is included in the calculation of the financial threshold (see Section 27 of the Hungarian Competition Act). Also, the Hungarian Competition Act contains special rules concerning the calculation of thresholds in respect of financial institutions and insurance companies.

The merger control rules of the Hungarian Competition Act have an extra-territorial effect, they apply to any merger which meets the financial thresholds, irrespective of the location of the participating undertakings, provided that both direct participants are present in the Hungarian market. A foreign undertaking is deemed to be present in the Hungarian market if (i) it controls or it is controlled by a Hungarian undertaking, or an undertaking controls both this undertaking and a Hungarian undertaking or (ii) it or any member of its group realized net sales revenues generated by sales into Hungary.

There is no compulsory waiting period prescribed in the Hungarian Competition Act. Nevertheless, according to Section 29 of the Hungarian Competition Act, in all cases where the financial thresholds are met, the merger agreement "*comes into existence*" only upon receipt of the approval of the competition office. However, the approval of the competition office has a retroactive effect which means that the merger agreement is valid from the date of its execution.

Notwithstanding the above, if the thresholds set out in Regulation (EC) no. 139/2004 dated 20 January 2004 on the control of concentrations between undertakings are met, a notification is required to be made to the European Commission. A concentration that is notified to the European Commission and then approved by it does not need to be notified to the Hungarian competition office.

4.1.4 Hungarian Foreign Exchange Regulations

Government Decree 88/2001 (VI.15.), which came into force on 16 June 2001, practically liberalized the conversion of foreign exchange and foreign currency into HUF and vice versa. As a completion of this legislation procedure, Act XCV of 1995 on Foreign Exchange, which contained certain restrictions on the convertibility of the Hungarian legal tender, has been set aside as well by Act XCIII of 2001 on the Termination of Foreign Exchange Controls, effective as of 1 January 2002. Consequently, there are no regulatory barriers in the Republic of Hungary whatsoever with respect to the convertibility of the Hungarian forint. However, in case of economic difficulties caused by a significant decrease of the HUF reserve or if it appears that such difficulties are imminent, the Hungarian Government has the right to restrict the international money transfers temporarily.

4.2 Rights and Obligations under the Polish Law

4.2.1 Securities Law

Trading in the Shares introduced into public trading in Poland is subject to the restrictions contained in the Securities Law. These restrictions are described in this section.

The acquisition of Shares in Poland as well as abroad is subject to Hungarian and Polish law, including in particular disclosure and public tender offer regulations contained in the Hungarian Capital Market Act and Chapter 9 of the Securities Law, and to applicable competition laws.

The Company has pointed out that the issue of application of Polish regulations concerning acquisition of a significant block of shares in a foreign company listed in Poland and in another EU Member State is not unequivocally regulated. The scope of practice in this area is very narrow and can be described as follows:

In the case of transactions in shares in a company in Poland (i.e. transactions concerning shares registered on a securities account operated in Poland), due to the issuer having public company status in Poland, regulations concerning public trade in securities in force in Poland will apply.

In the case of transactions in shares in a company exclusively outside Poland it can be assumed that due to the location and effects of such a transaction, being beyond the territorial boundaries of Polish administrative norms, (such as art. 149, 151 and 154 of the Securities Law, for example), Polish regulations regarding this issue (relating particularly to corporate entitlement), can only have limited applicability. It would be advisable however to also apply Polish legal norms in the question of disclosure obligations. (art. 147 of the Securities Law).

In the case of transactions in shares in a company within as well as outside Poland, both Polish and Hungarian legal regimes should apply. For the purpose of performance of obligations laid down in chapter 9 of the Securities Law all shares acquired and owned by a given investor on all securities accounts in Poland and abroad should be taken into account.

In light of the above, the Company is pointing out that as there is no comprehensive regulation providing for the principles of application of Polish regulations concerning rights derived from securities to acquire and dispose of shares in foreign companies introduced into the public market in Poland, doubts may arise as to the extent to which Polish law applies to rights and obligations of the Company's shareholders. For this reason investors intending to acquire and dispose of Shares are advised to seek a professional legal opinion as to the consequences of investing in Shares.

4.2.1.1 Securities in Book-entry Form

Pursuant to the Securities Law, any securities admitted to public trading in Poland exist only in book-entry form and are registered on securities accounts maintained for individual shareholders by authorized brokers and custodian banks. Therefore, no certificates evidencing the Shares will be issued to holders of the Shares. A depositary certificate issued by an authorized broker or a bank is the conclusive evidence of holding Shares in a company whose shares are admitted to public trading in Poland.

Securities registered for public trading in Poland may only be traded on a regulated stock exchange or other regulated market, save for several limited exemptions. Also, all transfers of such securities must be executed through a licensed securities broker and an appropriate entry of the transfer must be made on the securities accounts of parties to the transaction. Therefore, in principle shareholders may not be able to transfer their Shares in private transactions.

4.2.1.2 Disclosure of Large Shareholdings

Pursuant to the provisions of Art. 147.1 of the Securities Law, anyone who, as a result of an acquisition of shares in a publicly-traded company, has reached or exceeded 5% or 10% of the total vote at the general shareholders meeting, or who held shares in a publicly-traded company conferring the right to at least 5% or 10% of the total vote at the general shareholders meeting prior to their disposal, and as a result of such a disposal holds a number of shares conferring the right to no more than 5% or 10%, respectively, of the total vote, is required to notify the Polish SEC and the Company of this fact within four days from the date on which a relevant entry is made in the securities account or from the date on which the shareholder becomes aware of the event which resulted in the change of his percentage of votes. Pursuant to Art. 147.2 of the Securities Law, the requirement to notify the Polish SEC and the Company also applies to an acquisition or disposal of shares which changes the number of votes held by a shareholder who held over 10% of the total vote prior to the acquisition/disposal, by at least 2% of the total vote at the general shareholders meeting. The obligation arises in the case of a single transaction as well as a series of transactions. Moreover, pursuant to Art. 147.4 of the Securities Law, the requirement to notify the Polish SEC and the Company also applies to any entity which, as a result of an acquisition of shares in a publicly-traded company, has reached or exceeded 25%, 50% and 75%, respectively, of the total vote at the general shareholders meeting, or as a result of a disposal became a holder of shares conferring the right to no more than 25%, 50% and 75%, respectively, of the total vote at the general shareholders meeting.

The notification should include information on the number of currently held shares, their percentage share in the company's share capital, number of votes at the general shareholders meeting and their share in the total vote. Moreover, the notification on reaching or exceeding 10% of the total vote at the general shareholders meeting should additionally include information on the intention to further increase the shareholding in the publicly-traded company within 12 months from the delivery of the notification, and on the purpose of such an increase. Each time when the shareholder chang0es the intention or the purpose within 12 months from the delivery of the notification and at any time thereafter, he is required to promptly notify the Polish SEC and the Company of this fact.

Pursuant to Art. 15 of the Securities Law, the requirement which follows from Art. 147 of the same Securities Law applies accordingly to an acquisition or disposal of bonds convertible into shares, depository receipts, and other securities carrying a right or obligation to acquire shares in a publicly-traded company.

4.2.1.3 Permit Requirement for Acquisition of Large Shareholdings

In accordance with the provisions of Art. 149 of the Securities Law, an acquisition of shares or depository receipts issued in connection with such shares, in a number causing the buyer to reach or exceed 25%, 33% or 50%, respectively, of the total vote at the general shareholders meeting, requires approval of the Polish SEC, issued at the request of the acquiring entity. Within 14 days from the date of the request, the Polish SEC may refuse the approval for such acquisition, if it would violate legal regulations or threaten material interests of the state or national economy. Furthermore, the Polish SEC may refuse to grant approval if in the 24 months preceding the submission of the request referred to above, the applicant failed to perform or unduly performed obligations provided for in Art. 147 and Art. 150 of the Securities Law. If the approval is granted, the Polish SEC sends the information to PAP.

4.2.1.4 Tender Offer Obligations

Pursuant to the provisions of Art. 151.1 of the Securities Law, the acquisition on the secondary market, within a period of less than 90 days, of shares registered in public trading or depository receipts issued in connection with such shares, in a number conferring the right to at least 10% of the total vote at the general shareholders meeting, may

only be effected by way of a tender offer for sale or exchange of shares. The manner of announcing such tender offers and the conditions of acquiring shares on the Stock Exchange are provided for in the Decree of the Council of Ministers, dated July 17, 2001, on forms of tender offers to subscribe for sale or exchange of shares in a publicly traded company, detailed rules of their announcement and conditions of the acquisition of shares following such offers (Dz.U. No. 86, item 941). The person announcing the tender offer for the sale or exchange of shares is to establish a collateral equal to the value of all the shares they intend to acquire. Pursuant to the provisions of Art. 154 of the Securities Law, anyone who, as a result of an acquisition of shares or depository receipts issued in connection with such shares, becomes a shareholder in a publicly-traded company who holds over 50% of the total vote at the general shareholders meeting, is required to announce a tender offer for the remaining shares in the company, or, before exercising the voting rights attached to the shares, to dispose of a portion of his shareholding so that his shares confer the right to no more than 50% of the total vote at the general shareholders meeting.

4.2.1.5 Affiliates and Parties Acting in Concert

Pursuant to Art. 158a.1 of the Securities Law: (a) any acquisition, disposal or holding of any shares or depository receipts issued in connection with any shares by a subsidiary is considered an acquisition, disposal or holding of the same by the parent company; and (b) depository receipts issued in connection with shares of a publicly-traded company are considered to be securities carrying the right to such percentage of the total vote in that company as might be obtained by the holder of the depository receipts through conversion of depository receipts into shares.

Pursuant to Art. 158a.3 of the Securities Law, the obligations specified in the regulations on acquisition of substantial blocks of shares, which as a rule apply to an entity acquiring or intending to acquire the shares, also apply to: (a) all entities bound by a written or oral agreement on joint acquisition of shares in a publicly-traded company, or of depository receipts which have been issued in connection with such shares; or voting in concert at the general meeting of shareholders of that company regarding issues which are material to that company; or a joint and long-term policy with regard to the management of that company; even if only one of such entities has taken or intends to take action which would give rise to the said obligations; the obligations will be performed by either party to the agreement, as designated by the parties to the agreement; (b) an investment fund, also if the threshold of the number of votes defined in such regulations is reached or exceeded as a result of the acquisition, disposal or holding of shares or depository receipts jointly by other investment funds managed by the same investment fund company; or other investment funds which were incorporated outside of the Republic of Poland and which are managed by the same entity; (c) an entity which reaches or exceeds the threshold of the number of votes defined in such regulations, as a result of the acquisition, disposal, or holding of shares or depository receipts (i) by a third party acting on its own behalf but to the order or to the benefit of such an entity (except for shares acquired in connection with the activities referred to in Art. 30.2.2 of the Securities Law), or (ii) as part of the activities referred to in Art. 30.2.4 of the Securities Law – with regard to the shares comprising the managed securities portfolio which entitle the company managing the portfolios to exercise the voting rights at the general shareholders meeting on behalf of the parties for whom the securities portfolio is managed, or (iii) by a third party which is to exercise voting rights under an agreement with that entity; (d) entities which enter into the agreement referred to in point (a) above while holding shares in a public company in such total number which gives rise to any obligation described in Chapter 9 of the Securities Law.

4.2.1.6 Sanctions for Breach of the Large Shareholding Obligations

Exercising the voting rights attached to shares acquired in contravention of the provisions of Art. 147, 149, and 151 of the Securities Law is not effective. Failure to comply with the obligation referred to in Art. 154 of the Securities Law renders the exercise of voting rights attached to all shares held by a shareholder ineffective. Furthermore, a shareholder who fails to submit notifications provided for in Art. 147.1 and 147.2, or fails to fulfil his obligations provided for in Art. 149 or 154 of the Securities Law, is liable to a fine in the amount up to PLN 1,000,000. The same fine applies to anyone who announces and executes or cancels a tender offer described in Art. 151 of the Securities Law without compliance with the conditions provided for in the Securities Law.

4.2.1.7 Disclosure obligations imposed on managing and supervising persons of the issuer

Pursuant to the provisions of Art. 161f.1 of the Securities Law, persons making up managing or supervision authorities of the issuer, proxies and other persons holding executive positions within the organisational structure of the issuer who have constant access to inside information and powers to make decisions concerning the issuer's development and economic prospects, are obliged to present to the Polish SEC any information about transactions of sale or purchase of:

- the issuer's shares or derivatives, or
- other financial instruments related to the hereinabove instruments

  if said transactions have been concluded by:

- them or their close persons, or
- entities directly or indirectly controlled by them, or
- entities where any of them hold positions in executive or supervisory bodies or managing positions, having constant access to inside information and the powers to make decisions concerning the development and economic prospects of the issuer, or
- or entities from whose activities they derive profits or whose interests are equivalent with their interests.

Hereinabove information shall be submitted to the Polish SEC in a written form within 5 business days following the execution of the transaction. If a total value of the transaction does not amount to and exceed the equivalent of 5,000 EUR delivery of information may be postponed. In such a case, the Polish SEC shall be provided with information not later than at the date at which a total value of transactions concluded so far amounts to or exceeds 5,000 EUR. If a total value of transactions executed during a given calendar year does not exceed the amount of 5,000 EUR information shall be delivered not later than on 31 January of a following year. Detailed information on the scope of disclosed information as well as of a manner in which it is made available to the public is set out in Decree of the Ministry of Finance on submitting and disclosure of information mentioned under Art. 161 f.1 of the Securities Law and the rules in respect of preparing and operating a list of the persons with access to the insider information (Journal of Laws 2004, No.94, item 908).

Immediately after delivery of information the Polish SEC makes it available to the public.

The Polish SEC may impose a pecuniary penalty of up to PLN 100,000 on person who failed to perform or unduly performed hereinabove obligation, unless the person:

- ordered the authorised entity conducting brokerage activities the management of its securities portfolio in a way which excludes the knowledge of this person of transactions concluded in the scope of that management,
- despite exercising due care, did not know or could not find out about the transaction.

4.2.1.8 Delisting

Pursuant to Art. 86 of the Securities Law, the resolution on withdrawal of the company's shares from public trading is effective only if adopted by a 80% majority of votes in the presence of shareholders representing not less than 50% of the company's share capital. The issue of a resolution on withdrawal of the company's from public trading may only be included in the agenda of the general shareholders meeting at a request of a shareholder or shareholders holding not less than 10% of the share capital who has previously launched a tender offer for all the shares in the company. Such a request must be filed with the management board in writing no later than one month prior to the proposed date of the general shareholders meeting. The Company believes that the requirements for a resolution on withdrawal from public trading is a Polish corporate law provision and therefore would not apply to MOL.

4.2.1.9 Special Audit

According to Art. 158b of the Securities Law, the general meeting of shareholders of a listed company may, at a request of a shareholder or shareholders holding not less than 5% of the total vote at the general shareholders meeting, adopt a resolution that a specific matter associated with the establishment of the company or with the management of its affairs be inspected by a qualified expert (special auditor). If such a request is not granted, the shareholder has the right to apply to the Registry Court for the appointment of such an auditor. The Company believes that the right to demand a special audit is a Polish corporate law provision and therefore would not apply to MOL.

4.2.2 Polish Competition Obligations

Pursuant to Art. 12 of the Polish Act on the Protection of Competition and Consumers, an intended concentration is subject to the requirement of notification to the President of the UOKiK if the aggregate sales of the entrepreneurs involved in the concentration and their affiliates exceed the złoty equivalent of EUR 50,000,000 in the financial year preceding the year of notification. This obligation also applies to the intended acquisition of shares in another company, which would result in reaching at least 25% of the total vote at the general shareholders meeting, or an intended takeover of direct or indirect control over a company by one or more companies through an acquisition of shares or creation of a joint venture, as well as for commencement of exercise of rights from shares which had been acquired without required notification. The acquisition of control includes obtaining, directly or indirectly, any powers which, separately or jointly, given all legal and factual circumstances, make it possible to exert a decisive influence on the company. These powers include in particular the right to all or part of the assets of the company, as well as rights or agreements granting decisive influence on the composition, results of voting, or decisions of the governing bodies of the company.

The notification requirement does not apply if:

- The combined sales of the companies (including affiliates) participating the in the concentration did not exceed in the Republic of Poland the złoty equivalent of EUR 10,000,000 in the two financial years preceding the year of notification;
- The acquisition of shares is a temporary acquisition of shares for resale by a financial institution, provided that the scope of this institution's business activities includes investments in shares on other companies on its own or third party's account, and further provided that the shares will be resold within one year from the acquisition date, and that this institution does not exercise the rights under these shares, with the exception of the right to dividend, or exercises these rights exclusively in order to prepare the sale of the whole or part of the company, its assets or these shares,
- The acquisition of shares is a temporary acquisition with a view to secure a debt, provided that the acquirer does not exercise rights attached to these shares, except for the right to sell them;
- The acquisition of shares in bankruptcy proceedings, unless the acquiring entity or it affiliates are competitors of the company whose shares are acquired;
- The concentration takes places among affiliates.

The concentration may not be completed before the President of UOKiK approves the concentration, or until the lapse of the statutory date for such a decision. Non-compliance with the notification requirement is subject to fines imposed on the company and its officers.

Notwithstanding the above provisions of the Act on Protection of Competition and Consumers, according to Regulation (EC) no. 139/2004 dated January 20, 2004 on the control of concentrations between undertakings, community concentrations require notification of the European Commission. A concentration transaction is considered to be a community concentration transaction where:

- the total consolidated sales of the undertakings participating in the concentration exceeds 5,000 million EUR, and

- the total consolidated sales of each of at least undertakings participating in the concentration exceeds 250 million EUR.

A concentration transaction that does meet the above presented conditions will still be a community concentration in the understanding of the Regulation, where:

- the total global consolidated sales of the undertakings participating in the transaction exceeds 2,500 million EUR,
- in each of at least three Member States the total consolidated sales of the undertakings participating in the concentration exceeds 100 million EUR,
- in each of at least three Member States described in point 2 the total consolidated sales of at least two of the undertakings participating in the concentration exceeds 25 million EUR, and
- the total community wide sales of at least two of the undertakings participating in the concentration exceeds 100 million EUR.

A concentration that is notified to the European Commission and then approved by it does not need to be notified to the national antimonopoly authority, including the UOKiK.

4.2.3 Polish Foreign Exchange Regulations

Under Polish Foreign Exchange Law, certain Polish residents (witnin the hearing of the said Act) holding securities issued by non-residents are obliged to report this to the National Bank of Poland. According to the Polish Foreign Exchange Law, the Company posses the status of non-resident. Institutional investors (securities and commodity brokers, investment funds, general and employee pension funds, insurance companies) are obliged to file the quarterly reports on amount and value of shares to the National Bank Of Poland within 20 days after the end of calendar quarter. Other investors are obliged to file the annual reports on amount and value of shares to the National Bank of Poland within 30 days after the end of calendar year, if at the end of a calendar year they hold securities issued by non-residents (including the Shares) of value exceeding 10,000 EUR or equivalent. The reports are filed on special forms specified in law enforcement provisions (Ordinance of the Council of Ministers on the manner, scope/range and terms of fulfilling by the residents doing foreign exchange transactions of the reporting obligations in respect of data necessary to draw up balance of payments and balance regarding foreign receivables and liabilities of the state filed to the National Bank of Poland, dated December 10, 2002; Journal of Laws 2002 No 218, item 1835) and available at the website of the National Bank of Poland (www.nbp.pl).

4.2.4 Legal Regulations Concerning Payments

Pursuant to the Polish Act on Prevention of Money Laundering Practices and Financing of Terrorism of November 16, 2000 (Journal of Laws 2003, No 153, item 1505, as amended), a brokerage house institution accepting a customer's instruction (order) to execute a transaction whose value exceeds the equivalent of EUR 15,000, (executed as a single transaction or a series of transactions if circumstances indicate that such transactions are related) is required to record such a transaction. The obligation to record transactions also refers to transactions whose circumstances indicate that the funds may have been derived from illegal or undisclosed sources, irrespective of the value and nature of the transaction. To comply with the requirement to record such transactions, brokerage houses apply an identification procedure with respect to their customers each time a written, oral or electronically transmitted instruction (order) is made. Such an identification procedure comprises of:

- For natural persons and their representatives – with respect to the person executing the transaction: checking and recording the details of the document confirming the identity of the holder, as provided for in applicable regulations, or the details of a passport held by such a person; checking and recording the name of the person executing the transaction, citizenship, address and the personal identification number (PESEL) if the identity is confirmed solely by an ID card, or country code in the case of a passport; with respect to the person on whose behalf or for whose benefit the transaction is being executed: checking and recording first name, surname and address,

- For legal persons – recording relevant details from a valid excerpt from a court register or other document specifying the name of the legal person, its form of incorporation, seat and address; recording details from a valid document confirming authorization of the person executing the transaction to represent such a legal person, and recording the details specified above with respect to the person acting as a representative,
- For unincorporated organizations – recording details from the document specifying their form of organization and seat; recording details from the document confirming authorization of persons executing the transaction to represent the organization, and recording the details specified above with respect to the person acting as a representative.

The brokerage house submits the information on transactions recorded in accordance with the above rules to the General Inspector for Financial Information.

The register of transactions, together with documentation of registered transactions, is kept for a period of 5 years, counting from the first day of the year that follows another year, in which the final subscription related to this transaction was made.

The term transaction should be understood as cash or non-cash payments and withdrawals, transfer of ownership or possession of assets as well as debt to equity swaps, in each case performed on one's own or third party's behalf or account.

4.3 Information on the General Meetings of the Company

The General Meeting is the supreme body of the Company consisting of the totality of shareholders. In each financial year one ordinary annual General Meeting shall be held within the deadlines set by the applicable Hungarian legislation, and shall be convened by the Board of Directors by not later than within 120 days from the end of the business year.

The General Meeting shall be held in Budapest, its exact place, date and agenda is specified by the Board of Directors. In case the General Meeting does not have a quorum prescribed by the Article of Association, then a second General Meeting convened within 15 (fifteen) days from the date of the first meeting shall have a quorum in respect of all issues put on the original agenda, irrespective of the number of shareholders being present. The separate shareholders identification process has to be performed in order to establish who is authorized to be present at this second General Meeting. For the purpose of identifying the shareholders authorized to participate in the reconvened General Meeting of Shareholders, the Company requests KELER to provide such information unless the reconvened General Assembly of Shareholders is held on the same day on which the first meeting was convened, and which was not held due to the lack of the required quorum. In the event that the reconvened General Meeting of Shareholders is convened for a day that falls after the date of the General Meeting of Shareholders that was not held due to the lack of the require quorum, the Polish shareholders may not be included on the list of shareholders provided to the Company for the purposes of the reconvened General Meeting of Shareholders (drawn-up following the performance of the additional identification procedure), as a result of delays in the gathering and forwarding to KELER of the data of the Polish shareholders (caused by the limited period of time available for making such registration).

In case the General Meeting with the required quorum is unable to adopt decisions in all the matters on the agenda, the General Meeting may be suspended for up to 30 days. The General Meeting which resumes after a break adopts resolution only in the unresolved issues on the agenda.

Any General Meeting, other than the ordinary annual General Meeting is referred to as an extraordinary General Meeting. The Board of Directors shall convene the extraordinary General Meetings, except in cases otherwise provided by the Hungarian Companies Act or in the Articles of Association.

Notice of the General Meeting shall be sent at least 30 days prior to the members of the Board of Directors, the members of the Supervisory Board, BSE, the auditor of the Company and to KELER. An announcement of and invitation to the General Meeting shall be published in the newspapers set forth in Article 26 of the Articles of Association, at least 30 days prior to the date of the general meeting.

The invitation to the General Meeting and the announcement shall state that the shareholders may exercise their rights at the General Meeting through appointed representative, however, members of the Board of Directors and the Supervisory Board, as well as the auditor, may not represent a shareholder at the General Meeting.

The General Meeting has a quorum if shareholders representing more than half of the shares entitled to vote, and - in case the agenda includes any item, which, pursuant to the Articles of Association, requires the affirmative vote of the holder of the "B" Series Share - the holder of the "B" Series Share is present. In determining whether the General Meeting has a quorum the restrictions set out in the Articles of Association need to be taken into account so that the voting right beyond the 10% limitation shall be disregarded.

Notwithstanding the voting priviledges granted to the holder of "B" Series Share, the General Meeting shall decide by simple majority votes, apart from following matters that require three-quarter majority of votes:

- approval and modification of the Articles of Association, with the exceptions provided by law or the Articles of Association.
- save for the increase and conditional increase of the share capital by the Board of Directors in accordance with the authorization granted in the Articles of Association the (conditional) increase of the share capital, in the event of capital increase through private placement resolved by the General Meeting to assign or select person(s) and shareholder(s) who will have exclusive right to subscribe such shares;
- alteration of rights attached to series of shares, and transformation of share categories or classes;
- decision in respect of the transformation of the Company and its termination without legal successor as well as changing the operational form of the Company;
- save for the conditional capital increase through issuance of convertible bonds within the competence of the Board of Directors pursuant to the authorisation granted in the Articles of Association, decision on issuance of convertible bonds or bonds with the right of subscription;
- decision on conversion of share types;
- decision on application for eventual withdrawal of shares from the stock exchange;
- in case of a decision of General Meeting on the capital increase against a provision of cash contribution, the exclusion of the shareholders' preference right to subscribe or take over the shares, based on the written proposal of the Board of Directors;
- unless otherwise provided by law, decision on the decrease of the share capital.

The General Meeting is conducted in Hungarian. However, the Company intends to follow its earlier practice of providing the shareholders with simultaneous English translation.

4.4 Exercise of Shareholder Rights on the General Meeting

4.4.1 Voting

Holders of the Shares may take part in the General Meetings and vote in person or by a proxy or nominee attending the meeting in person. The Company will publish in Poland information of any General Meetings with adequate advance by filing with the SEC, the WSE and the Polish Press Agency a current report containing a Polish translation of invitation to the General Meeting with agenda of the meeting and information on the voting procedure.

Each "A" Series Share entitles its holder to one vote. Each "C" series share entitles its holder to 1.001 votes. However, according to the Article 10.1.1 of the Articles of Association, no shareholder or shareholder group (as defined below) may exercise more than 10% of the aggregate voting rights attributable to the Shares, other than: (i) the Republic of Hungary, ÁPV, any legal successor of ÁPV (or any other Hungarian governmental authorities exercising ownership rights on behalf of the Republic of Hungary) or (ii) any organization, including the depositary, acting at the request of MOL as depositary for the "A" Series Shares or securities representing the "A" Series Shares.

For the purposes of the voting restriction described above, a "shareholder group" means, with respect to a shareholder, that shareholder and:

(i) any shareholder which, directly or indirectly, controls, is controlled by or is under common control with such shareholder ("control" meaning direct or indirect ownership of a majority of the equity or the direct or indirect right to exercise a majority of voting rights); and

(ii) any shareholder not described in point (i) above exercising voting rights jointly with such shareholder or sharing in the exercise of voting rights by such shareholder or its shareholding group or having the power to control such shareholder's exercise of voting rights, in each case with respect to the Company, directly or indirectly, including by way of contract, arrangement or relationship (such as senior official, employee, principal, agent, mandator, representative, assignor, assignee, pledgor, pledgee or close relative as defined in article 685(b) of the Hungarian Civil Code) or in any other way. For the avoidance of doubt, employees of the same company who are shareholders shall not be deemed, by virtue of that relationship, to be exercising voting rights jointly with each other or sharing in the exercise of voting rights unless proved otherwise.

For the purposes of this definition, if an entity directly or indirectly controls a majority of the equity ownership of or voting rights in another entity, it is deemed to own all the shares held by that entity.

In the event that a shareholder or a shareholder group, as defined above, holds more than 10% of the aggregate voting rights of the Shares, the total voting rights of the shareholder group will be reduced to 10% by disregarding the voting rights of the Shares, if any (or the relevant proportion of such Shares), most recently acquired by the shareholder group.

The Articles of Association provide that only those shareholders who are registered in the share register eight business days prior to a general meeting may attend and vote at such meeting. A shareholder who has its securities account with a participant of the NDS may register in the share register through that participant of the NDS. Detailed information on the method of registration in the share register will be published by way of a current report before the date of the General Meeting.

Shareholders have voting rights proportional to the number of Shares held, taking into consideration the restrictions on voting rights as described above. However, the holder of the Special Share has certain voting preferences as described below.

Sections 220(3) and 229(2) of the the Hungarian Companies Act prohibits any discrimination among holders of the same series of shares and further prohibits the making of any distinction between the maximum voting rights exercisable by holders of any shares when determining maximum voting limitations. Although a strict and literal interpretation of the relevant provisions of the Hungarian_Companies Act could require that amendments should be made to the voting provisions of the Articles of Association, including the removal of any discrimination in favor of depositaries for "A" Series Shares represented by GDRs set out in art. 10.1.1. of the Articles of Association, the management of MOL believes that the voting provisions of the Articles of Association are valid and, in particular, that the holders of the GDRs decide in which manner the depositary will exercise the voting rights attached to the deposited shares, so the GDR holders are subject to the same restrictions. These provisions have been in force for the last five years and have not been challenged. However, there is no assurance that a court would not invalidate the provisions in any challenge.

If a shareholder participates in the General Meeting through a proxy, the power of attorney should be issued in the form of a notarial deed or a qualified private document with full probative force. "A qualified private document with full probative force" is a document which:

(a) has been written in the shareholder's own hand and bears a date and signature of a shareholder being an individual person or

(b) bears a signature of a shareholder being an individual person, confirmed by a notary or two people with full legal capacity, provided the addresses of such persons are indicated in the document or

(c) has been signed on behalf of a corporate shareholder (or a shareholder being an organizational unit without legal personality) by its statutory representative (in accordance with the rules of its representation).

If a power of attorney is signed by a shareholder in Poland, according to the currently binding law and agreements binding Poland and Hungary, it will be deemed valid if in a notarial form or in writing with a signature certified by a notary. The language of the power of attorney (including the notarial certification) shall be Hungarian or English. If the power of attorney is executed in other languages, they should be appended with official translations into Hungarian. Notarial deeds with powers of attorney, as well as notarial certifications of signatures should also be translated into Hungarian (official translation). It means that if a translation is made in Poland, it should be executed by a Polish certified translator or the Hungarian consul, and if made in Hungary, it should be prepared by a Hungarian Translation and Certification Office.

Original power of attorney should be provided to the Company by the date indicated in the notice of convention of the General Meeting. Individuals intending to participate on the General Meeting should have an official document (for instance an ID card or a passport) for identification purposes.

Under Section 151 - 155 of the Hungarian Capital Markets Act, shareholders also have the right to nominate entities mediating in securities transactions, entities licensed to provide depositary services, and entities licensed to perform settlement in securities transactions through their nominees. A nominee makes use of the rights of a shareholder in relation to the Company, appearing on his/her own behalf, but for the shareholder. However, upon the demand of a shareholder (or the owner of securities based on the Shares, e.g. GDRs), the Company or the Supervision, the nominee is obliged to reveal the identity of the shareholder(s) he represents and shall produce evidence in support of his capacity as a nominee. An entity which does not have its seat in Hungary may act as a nominee of a shareholder, provided that in light of legal regulations in force in the country in which that entity's seat is located, that entity is licensed to exercise rights resulting from shares acting on its own behalf, but for the shareholder. Under Section 151(2) of the Hungarian Capital Markets Act, a nominee's authorization may only be granted in connection with shares registered on a securities account operated by the nominee.

In order to act as a nominee, the entity must be entered into the Company's share register as a nominee (and not as a shareholder) and in the case of exercising of rights resulting from Shares, state that it is appearing as a nominee. When a nominee is appointed, as a general rule, the shareholder is not listed in the share register.

To create a representation relationship the shareholder and nominee have to conclude an agreement. This agreement must specify the method by which instructions are received by the nominee and the method by which the shareholder is provided with information received by the nominee from the Company. These requirements are understood as imposing the obligation on the nominee to inform the shareholder of each event due to which the nominee should receive instructions from the shareholder (proposals regarding the General Meeting, exercising subscription right, etc.) In the event that the nominee does not receive the appropriate instructions, or if the instructions he/she receives are unclear, the nominee is obliged to refrain from exercising rights resulting from the Shares, for example a voting right. If ownership of Shares in relation to which the nominee exercises rights on behalf of the shareholder is transferred, the agreement on appointment of the nominee is automatically dissolved with respect to the transferred shares.

4.4.2 Special Share

Rights of shareholders may be influenced by special privileges granted to holder of the Special Share. The affirmative vote of the holder of the Special Share is required for the General Meeting to approve a resolution on the following matters:

- any decision on the transformation of the Company, its termination without legal succession or change in its operational form;
- any decision on alternation on the rights attached to classes of shares or the issue of a new class of shares provided that this affects the rights attached to the Special Share;

- any decision on amending certain provisions of the Articles of Association;
- any decision to transfer direct or indirect control over the Százhalombatta and Tisza refineries; and
- any decision on transfer of the Company's ownership interest in a subsidiary engaged in natural gas transmission or system operation or an increase of such subsidiary's registered capital, where the transfer or capital increase would result in the Company's ownership interest in such subsidiary falling below 25% plus one vote.

In addition, the Special Share has a "50% plus one" voting preference, so that holders of Shares may not collectively exercise more than 50% minus one vote of the total number of votes, in the following two cases: (i) if the holder of the Special Share holds more than 25% of the "A" Series Shares, the holder of the Special Share will have the right to elect and remove three members of the Board of Directors and two members of the Supervisory Board, and (ii) if the holder of the Special Share holds 25% or less of the "A" Series Shares, the holder of the Special Share will have the right to elect and remove one member of the Board of Directors and one member of the Supervisory Board. As of September 30, 2004, the holder of the Special Share has an 11.8% interest in the Company.

The rights attached to the Special Share shall be terminated if the Special Share is no longer held by the Hungarian government, ÁPV, any legal successor to ÁPV or any Hungarian authority entitled to exercise ownership rights on behalf of the Hungarian State.

In several cases the European Union has required the divestiture of "golden shares" held by governments of European Union countries in formerly state-owned companies. Following Hungary's accession to the European Union in 2004, the Special Share might not be retained by the Hungarian government or the terms of the Special Share might be amended, which may include the elimination of multiple voting rights.

4.4.3 Transfer of Shares

Pursuant to Sections 7 - 9, 138 and 150 - 180 of the provisions of the Hungarian Companies Act for acquisition of shares existing in book-entry form registration on a purchaser's securities account and deleting from the seller's securities account are required. According to the Hungarian Companies. The Securities Law provides for similar regulations. Under art. 7 of the Securities Law a binding contract to transfer securities approved for public trading causes such securities to be transferred at the time when the relevant entry is made on the securities account.

The transfer of Shares shall be effective regardless of registration in the share register. However, no person shall be deemed shareholder of the Company except those entered in the share register. A shareholder may exercise shareholders' rights, only if the shareholder (or its nominee) has been properly registered in the share register. Therefore, the shareholders intending to transfer the shares between the Polish and Hungarian market shall hold securities accounts on both the markets. Shareholders may not exercise their shareholders' rights, including voting rights and the right to dividends, if they are not registered in the share register. Pursuant to Section 198(3) of the Hungarian Companies Act, registered shareholders are required to report the transfer of their Shares to the Company within eight days of the date of the transfer, failing which they must pay penalty payment in an amount specified in the Articles of Association. The Articles of Association provide that the Board of Directors shall determine the amount of the penalty payment, which amount cannot exceed an amount equal to one one-thousandth of the nominal value of Shares concerned.

4.4.4 Ownership Limitations

Upon registration in the share register, the applicant shall declare whether it, alone or with another shareholder belonging to the same shareholder group, holds 2% or more of the issued share capital (including those Shares in respect of which registration is sought) in which case the applicant shall declare the composition of the shareholder group. In case of failure to comply with the foregoing requirement, the applicant's voting rights shall be suspended and may not be exercised until full compliance is achieved. Each shareholder shall inform the Board of Directors if he, alone or with another shareholder belonging to the same shareholder group, holds a number of shares giving 10% or more of the voting rights, in which case the Company shall enter into the share register the statement that no voting

rights may be exercised by the relevant shareholder with respect to the Shares in excess of 10% of the issued Shares or the aggregate voting rights.

Under Section 177 of the Hungarian Companies Act, there is a distinction between public companies and private companies. Shares of public companies are freely transferable, save that rights of first refusal, repurchase rights or similar rights are permitted. Dematerialized shares must be held in blocked securities accounts, failing which right of first refusal, repurchase rights or similar rights cannot be enforced in regard with the bona fide third parties. Although the Hungarian Companies Act expressly permits private companies to establish ownership limitations in their articles of association, it contains no separate provision regarding public companies. MOL is a public company.

4.4.5 Appealing against resolutions of the general meeting of shareholders

Pursuant to Section 47 of the Hungarian Companies Act, any shareholder of the Company may request a court review of resolution passed at the General Meeting or the Board of Directors and other governing bodies of the Company, if the resolution conflicts with Hungarian Companies Act, other legal regulations, or the Articles of Association. The claim for court review of a resolution of the Company violating the law shall be initiated against the Company within thirty days after learning of such resolution. Following expiration of a ninety day non-appealable deadline from the date of passing the resolution, the resolution may not be challenged even if it has not been communicated to the person entitled to initiate a claim or such a person has not learned thereof. The right to initiate claims on this basis may not be validly excluded, but those persons who voted for the resolution are not entitled to initiate such proceedings, except for cases of mistake, misrepresentation or duress. The commencement of such claim shall not suspend the implementation or execution of the resolution, but the implementation or execution of the resolution may be suspended by the competent court, against which there shall be no appeal. Resolutions in violation of the law shall be repealed by the court. The court judgment passed in the course of the review of a resolution shall also extend to those shareholders who were not involved in the proceedings.

4.4.6 Priority of subscription of new Shares

Under Section 246/A the new rules of the Hungarian Companies Act, where the share capital is increased by way of a cash contribution, (i) the shareholders of the Company and within that group primarily the holders of Shares belonging to the same series as the ones issued and, (ii) the holders of convertible bonds and (iii) the holders of bonds with subscription rights, in that order, have priority of subscription for the newly issued Shares under the conditions specified in the Articles of Association. If the share capital is increased by a private subscription, preference for subscription shall be construed as preference to take over Shares (the preference for subscription Shares and the preference to take over Shares hereinafter jointly referred to as "preference right"). This preference right may not be excluded or restricted in the Articles of Associations. Nevertheless, the General Meeting - based on a written motion presented by the Board of Directors - may decide to exclude the exercise of this preference right. In this case, the motion submitted by the Board of Directors shall specify the proposed issue price of the Shares involved and the reasons for excluding preference right, the reason of the capital increase, in case of private subscription the determination of persons entitled to take over the Shares, and the modification of the voting ratio of the existing shareholders as a result of the capital increase. Due to the listing rules of BSE, an issuer of equities on BSE shall make available at its head office and send to BSE any written proposals which are available at the time the General Meeting is announced and which are completed thereafter immediately upon becoming available, and shall publish such proposals in line with the pertaining provisions of BSE, presently on the official web-site of BSE. This rule also applies to the written motion of the Board of Directors in respect of the exclusion of the exercise of the preference right as well. In case the General Meeting decided to exclude the exercise of this preference right, the Board of Directors shall submit this decision to the court of registration and publish it in "Cégközlöny" (Company Gazette).

Pursuant to section 17c) of Company's Articles of Association, in case the shareholders or bondholders of the Company have preference right to subscribe or take over shares provided by law, and the exercise of such preference right is not excluded, the Board of Directors shall call the shareholders and bondholders to exercise their preference right in a public announcement in the "Magyar Tőkepiac" and in "Cégközlöny" (Company Gazette). Further, that information concerning the exercise of pre-emptive subscription rights shall also be supplied by electronic means at

the request of the shareholder conveyed through electronic mail. Shareholders and bondholders may exercise their preference right by sending a declaration in the manner, within the time and to the address as specified in the public announcement. The declaration shall contain the category, class, series, number, par value and issue price of the Shares to be subscribed or taken over, as well as the irrevocable commitment of the shareholder or bondholder on the subscription or taking over the Shares stipulated in the declaration and on the payment the issue price according to the decision of the General Meeting. The validity of the declaration is subject to the performance of the payment obligation included therein by the shareholder or bondholder in due time. If the shareholder or bondholder does not submit a declaration within the time specified in the public announcement for the exercise of his/her preference right, he/she shall be deemed not to exercise his/her preference right. Unless otherwise provided for in the decision of the General Meeting, if shareholders or bondholders with the same preference right intend to subscribe or take over more Shares than Shares to be issued within the course of the capital increase, they can exercise their preference right in the proportion of the par value of their Shares or bonds. In general, the Hungarian law does not provide for any special restrictions on the capacity of Polish shareholders to exercise a subscription preference right. Nevertheless, neither the regulations of the BSE, nor the Hungarian or Polish laws impose any obligations on the Company to take any actions with the aim of admitting the newly issued shares subscribed by Polish shareholders to public trading in Poland and listing them on the WSE. However, par. 22 of the WSE Regulation states that the company whose shares have been admitted to exchange trading shall file an application for the introduction of shares of the same series to exchange trading within six months from the start of subscription of newly issued shares or the day on which the restrictions on transferability of shares cease to exist. Accordingly, it is possible that the new shares (of a different series than the Shares) subscribed by Polish shareholders who exercised their right of subscription, will be introduced into trading in Hungary, but they will not be introduced into public trading in Poland. Polish shareholders (i) entered in the share register as holders of Shares on the day on which the General Meeting which adopts a resolution to increase the capital or, (ii) in the case of an increase in the share capital performed on the basis of a resolution adopted by the Board of Directors, shareholders entered into the share register on that day determined by the Board of Directors in connection with the contemplated increase of the registered capital, are entitled to make use of a subscription preference right related to the shares held by them which are listed in the share register as owned by those shareholders on the day the list of shareholders entitled to exercise the subscription right is determined.

The Polish shareholders should note, that under the Hungarian legal system the pre-emptive right cannot be separated from the shares it is attached to, thus there is no possibility to trade pre-emptive rights without shares on regulated markets.

4.4.7 Exercise of pre-emptive rights

If the Company decides to introduce the new issue of shares to public trading in Poland and to offer the shares publicly in Poland then the pre-emptive rights will be exercised, and the payment for new shares will be made, in accordance with the rules of the WSE and of the NDS.

In the case of adoption by the General Shareholders' Meeting of a resolution to increase the share capital, the pre-emptive right shall be enjoyed by persons named on the list of shareholders entitled to participate in the General Meeting. In the case of an increase in the share capital performed on the basis of a resolution adopted by the Board of Directors, shareholders entered into the share register shall have the pre-emptive right on the day indicated by the Board of Directors in adopted resolution regarding increase In a notice, publication of which is initiated by the Board of Directors (for details, please see Section 4.4.6 of Chapter III) with regard to increase of share capital on basis of a resolution of the General Meeting as well as with regard to increase on basis of resolution of the Board of Directors, the Board of Directors informs shareholders on terms on which pre-emptive rights may be exercised.

When the capital is increased by issuing new shares, the shareholders should pay at least 30 % of the nominal value of the taken up shares, however the outstanding portion of the nominal value should be paid within one year from the moment the increase in the share capital is finally registered, unless the resolution to increase the share capital requires that the issue price be paid in full before that time. If the increase in capital is covered by non-pecuniary contributions, those non-pecuniary contributions should be placed fully at the disposal of the Company when the

shares are subscribed for. If in the case of an increase of capital the price of the issued shares is higher than their nominal value, the difference (the issue agio) should be paid in full when shares are subscribed for. If a shareholder does not pay for shares within the required period, the Board of Directors will deliver to him/her a demand for payment for the shares within 30 days.

Detailed information on the method of exercise of pre-emptive rights by shareholders holding their securities account with a member of the NDS will be published by way of a current report before the record date for the pre-emptive rights.

Moreover, it should be noted that due to different systems of listing used by BSE and WSE, it will be impossible to use the marking ("bp" – without pre-emptive right) on the first day of listing shares without the pre-emptive rights, as provided for in the Regulations of the WSE. Additionally, due to the fact that under Hungarian law, the pre-emptive right is not transferable, it may not be offered for trading on the WSE.

4.4.8 Dividends

The procedures for approval and payment of dividends are described in detail in Section 1.3 of Chapter IV of this Prospectus.

Shareholders shall be entitled to receive a share from the company's taxed profit established in accordance with the Hungarian Accounting Act that is available and has been ordered for distribution by the General Meeting or from the taxed profit supplemented by available profit reserves in the percentage consistent with the face value of their Shares (dividend).

The annual General Meeting, based on the proposal of Board of Directors approved by the Supervisory Board, shall have the authority to determine profit distribution, i.e. the amount of the profit after taxation to be reinvested into the Company and the amount to be paid out as dividends. Based upon the decision of the General Meeting, dividend can be paid in a non-cash form as well. The starting date for the payment of dividends shall be defined by the Board of Directors in such way as to ensure a period of at least 20 business days elapsing between the date of such resolution and the starting day of dividend payment.

The profit after taxation shall be distributed in a way to ensure that adequate funds are available to maintain competitiveness and proper and profitable future operation of the Company.

If the conditions required by law are met, the General Meeting or the Board of Directors may decide on the payment of interim dividend in the period between the approvals of two consecutive annual reports.

Prior to payment of the dividend, the Company shall carry out shareholder identification. Shareholders are entitled to receive the dividend if they own MOL shares at the record date, and they have been recorded as shareholders in the share register of the Company. The record day is fixed by the Board of Directors resolution and is announced to the public. The Polish shareholders will also be informed about the identification procedure in the form of a current report. Then they have to instruct their investment service providers to send data to NDS. The NDS will summarize that data and send it to KELER. KELER, in turn, summarized all data from Hungarian investment service providers and NDS and sends all data to the keeper of the share register, which is currently a separate division of KELER. Payment of dividends is performed in accordance with binding legal regulations, in particular with the provisions of the Hungarian Companies' Act regarding protection of companies' capital. (Sections 223 - 226/H)If the Company decides to pay dividends then dividends will be paid to holders of the Shares who have their securities accounts with members of the NDS through the facilities of the NDS. The dividends will be paid in HUF. The NDS will distribute the further dividends in accordance with applicable Polish laws and rules of the NDS.

The Company will inform of the amount of dividend, the record day to establish shareholders entitled to dividends and of the date of payment of dividends, by way of a current report in accordance with Article 81 of the Securities Law. In accordance with the Regulations of the WSE, on the day following the day when the right to dividend is established, shares listed in Warsaw will be marked "bd", i.e. without dividend. The Company shall define the day of establishing the right to dividend so that the WSE is able to mark shares "bd".

Only those shareholders who are registered in the share register at the dividend record date have the right to dividends. A shareholder who has its securities account with a participant of the NDS may register in the share register through that participant of the NDS. Detailed information on the method of registration in the share register will be published by way of a current report before the dividend record date.

4.4.9 Method of payment of dividends to Polish shareholders

The Company pays dividends to shareholders or NDS via KELER being a paying agent for the Company. On the dividend payment day KELER transfers the dividend figure received from the Company to the accounts referred to above once tax withheld at source has been deducted in accordance with Hungarian law, and in the case of shareholders whose tax residence is not on Hungarian territory, in accordance with the relevant double tax treaty, provided that a residence certificate and (if such status affects the tax liability pursuant to this treaty) a declaration of beneficial ownership is delivered to the Company at least four days prior to the dividend payment day. If shareholder is not able to deliver the residence certificate and the declaration of beneficial ownership in time, it is necessary to notify the NDS via its investment services provider that the documents will be delivered later and to request MOL to withhold the dividend until the documents delivered. NDS when sends the share register data to KELER, it notifies KELER which shareholders will deliver these documents later. In such cases MOL will not pay dividends to these shareholders until it receives the full package of documents. If a shareholder does not provide the declaration in time and does not require MOL to withhold the dividend, then MOL shall pay the dividend after deduction 20 % tax. If a shareholder will not register in time for payment on the first payment day, he/she can do so later, as long as he/she can prove that he/she owned the Shares on the record day, the data can be provided on the same channels and payment can take place up to five years after the record date.

Declaration of beneficial ownership has to be drawn up either in Hungarian or in English. If a shareholder decides to draw up said declaration in Polish, it should attach thereto a certified translation into one of abovementioned languages. For the information regarding translation, please see Section 4.4.1 of Chapter III. The dividends for the Polish shareholders shall be paid via NDS. Dividend amounts shall be paid in HUF by wire transfer. NDS shall ensure that it distributes the dividends further in accordance with rules in force on the Polish capital market. Alternatively, shareholders may be entitled to demand payment of dividends from KELER directly onto their accounts.

In order for the Polish shareholders to make use of the relevant double tax treaty, they have to present a beneficial ownership declaration and a residence certificate documents to the Company through KELER. Polish shareholders should note, due to dividends being paid by the Company in HUF, whether the entity operating his/her securities account enables payment of dividends in HUF or assure conversion into PLN.

4.4.10 Disclosure obligations of MOL

4.4.10.1 Hungarian disclosure obligations

Under Sections 52 and 53 of the Hungarian Capital Market Act public companies must regularly disclose to the public information concerning the main data relating to their financial and income position and operations in the annual and biannual flash reports and in the annual reports. The biannual flash report (and the extract of the annual report containing the same level of information as the flash reports) to be provided under the above ordinary reporting obligation must be published at least in "*Magyar Tőkepiac*" and on the internet homepage of this journal. The Company must provide reports (including the annual report) available for inspection.

Under the BSE rules, the Company must prepare and file biannual and quarterly flash reports as well as their annual reports prepared in accordance with the BSE rules. Listed companies generally provide reports, which satisfy the requirements of both the Capital Market Act and the BSE rules. BSE listed companies must also publish their biannual or quarterly flash reports and their annual report by posting them on the BSE's internet homepage.

The flash reports must be prepared within 45 days following the given quarter, the annual report must prepared within 120 days following the given year, and must be sent to the State Supervision of Financial Organization.

The biannual and annual reports need to be made known to the shareholders of the Company. To this end, the Company is obliged to publish a notification addressed to the shareholders (no later than by the date specified for the execution of a relevant report) in which it informs that the preparation of the above reports has been completed and indicates where, when and at what time the report will be made available to the shareholders. The reports have to be made available to the shareholders within 7 days of the publication of the above notification. Similarly, within 7 days following the notification on the completion and availability of the reports, at least an excerpt from the relevant report should be published in "Magyar Tökepiac".

Section 54 of the Hungarian Capital Market Act also requires a public company – whether or not BSE listed – to report to the State Supervision of Financial Organization and the public the occurrence of an extraordinary business event within one day of its occurrence and, as mentioned above, to publish it at least in the "Magyar Tőkepiac" and its internet homepage. Such an event is one which is likely to affect the value or return of the company's securities. Information regarding such extraordinary business event will be disclosed in Poland by way of a current report. Similarly, the BSE rules require the issuer to report to the BSE within 30 minutes of becoming aware of information regarding its operation or financial situation which directly or indirectly affects the value or return of its securities, if it occurs between 8am and the close of BSE opening hours or by 8:30am the next day if the information was obtained after the close of the trading day. Such information must also be posted on the BSE's internet homepage.

The WSE Regulations provide otherwise in this respect. According to WSE regulations listed companies (of which shares are traded in the continuous trading system) are obligated to submit current and periodic reports on trading days before 9:30 a.m. and once trading in its securities is closed on that day, i.e. after 16:20 p.m. This means that in the normal course of events no extraordinary reports may be submitted during the session hours on the WSE. The WSE Regulations provide for one exception, that the reports may be submitted during the session hours in extraordinary cases, i.e. when there is a justified risk that information contained therein may not remain confidential and when reports relate to information on extraordinary events being out of the Company's control. Such reports may be submitted on a given day regardless of the hours specified in regulations of WSE. Submissions of reports within abovementioned hours should be made after suitable information is delivered to WSE by phone or by fax. The Polish secondary regulation imposes on the Company the obligation to release inter alia current reports to the public in Poland at the same time they are released on the foreign regulated market on which its securities are listed. As a result of the fulfilling of its Hungarian and Polish statutory obligations the Company will deliver to the WSE its current reports during session hours. In addition to the disclosure obligation set out in the Capital Markets Act, the Hungarian Companies Act contains further regulations obliging companies to disclose and publish certain information. In particular, Section 234(3) of the Hungarian Companies Act requires the Company to publish advance notifications and information on ensuing General Meetings. The General Meetings shall be convened by means of the announcement published in accordance with the provisions of the Articles of Associations at least 30 days before the date of the General Meeting. The announcement on the holding of the General Meeting published by the Company should include the Company name, registered office of the Company, the place and exact time of the meeting, its agenda, the conditions of exercising the voting rights and, in addition to the above, the information on the place and date of the repeated General Meeting convened in case the first General Meeting does not take place if the quorum is not present. According to its Articles of Association, the Company publishes its announcements in "Magyar Tőkepiac", whereas invitations to the General Meeting are published in "Népszabadság" and "Magyar Nemzet" dailies. According to Section 228 (1) of the Hungarian Companies Act, the Board of Directors is obliged to present to all shareholders the information concerning the issues placed on the agenda of the General Meeting. A shareholders' motion in that respect should be filed at least 8 days before the date of the General Meeting and the Board of Directors may refuse to provide such information only if in their opinion the disclosure of such information would breach the commercial secrets of the Company. Nevertheless, even in such a case, the General Meeting may obligate the Board of Directors to disclose the information specified above. Also, Section 228 (3) of the Hungarian Companies Act provides that substantial data contained in the financial report of the Company and in the report of the Board of Directors and the Supervisory Board must be disclosed to the shareholders by the Board of Directors at least fifteen days before the date of the General Meeting.

Furthermore, the Company is obliged to have the audited financial reports of the Company deposited in the Court of Registration and published in Cégközlöny.

As regards the disclosure obligation with respect to the payment of dividends, the Board of Directors must inform the shareholders 30 days before the payment and ensure that the period between the date on which resolution on payment of dividends is passed and the day of payment is at least 20 business days.

In the event that the share capital of the Company is increased by way of cash contribution, according to Section 246/A (2) of the Hungarian Companies Act, the Company must publish an announcement in Cégközlöny to notify the shareholders regarding their preference rights in connection with the newly issued shares. However, if the General Meeting, based on the written proposal of the Board of Directors adopts a resolution with respect to the exclusion of the aforementioned preference rights, the Board of Directors has to submit the said resolution to the Court of Registration and publish it in Cégközlöny (see under point 4.4.6 of Chapter III of this Prospectus). The Company must follow the same notification procedure when the capital increase is accomplished.

Sections 288-297 of the Hungarian Companies Act contain provisions on the reporting obligations of the shareholders who have acquired more than 25%, 50% or 75% of votes in the Company. (See point. 4.1.2.3. of Chapter III of this Prospectus).

Furthermore, the Hungarian Companies Act gives the right of information (right to verify information) to certain groups of shareholders. In particular in case the General Meeting rejects the motion of the shareholders or fails to adopt a resolution concerning the motion of the shareholders for submitting to examination by a certified auditor of (i) the latest annual report executed in accordance with the Hungarian Companies Act or (ii) any event which occurred in connection with the conducting of corporate matters within the last two years, then the Court of Registration should order such examination at the request of shareholders representing at least 10% of voting rights.

The Company is also obliged to publish in "Cégközlöny", the Hungarian official journal for companies, among others, any changes to the corporate data of the Company, registered with the Hungarian trade registry.

The Company's statement on observing the rules of Corporate Governance Code on the BSE is available at http://www.bet.hu/onlinesz/10000638.html?newsid=8108.

4.4.10.2 Polish disclosure obligations

The Company will be subject to disclosure obligations under Article 81of the Securities Law, including publication of current and periodic reports. The Company will publicly release in Poland the current and periodic reports it releases on the markets on which its securities are admitted to public trading or listed on the stock exchange. The current and periodic reports referred to above should be released to the public in Poland by the Company at the same time they are released on the foreign regulated market on which its securities are listed. Reports will be published by filing with the SEC, the WSE and the PAP. The Company intends to use the electronic information delivery system approved by the SEC. In addition, reports will be published on the Company's website. The above described current and periodic reports will be released in English. The current reports will include a brief summary of their content written in Polish. The periodic reports will include Polish translations of the tables showing the general information on the financial condition of the Company. The full Polish translations of the current and periodic reports will be publicly released in Poland by the Company as soon as possible, but at the latest within 5 days in the case of the current reports and at the latest within three weeks in the case of the periodic reports. The Company intends to publish the reports in Polish only when required by Polish securities laws.

In accordance with § 57.1a of the Regulation of the Council of Ministers dated October 16, 2001 on current and periodic reports delivered by issuers of securities, the Company will prepare only consolidated financial statements and will not prepare stand alone financial statements. The financial statements will be prepared in accordance with International Accounting Standards.

4.5 Entities engaged in the exercise of certain shareholders' rights and scope of their liability

Pursuant to information provided in Section 4.1.2.2 of Chapter III of this Prospectus the acquisition of Shares does not require an entry in the share register, however in order for a shareholder to be able to exercise the rights attached to the Shares, in particular the right to participate in the General Meeting, the voting rights, the dividend and the pre-emptive right, the shareholder's name and other data need to be entered in the share register.

At the present the Company's share register is maintained by KELER. A shareholder may be entered in the share register as a result of the entry made on the basis of his/her instructions given to the entity which maintains the shareholder's securities account (an investment service provider), assuring the entry of the shareholder in the share register through the intermediary of the NDS and KELER. The required agreement has been executed between the NDS and KELER, however the Company has not been granted access to the said agreement and therefore it is not familiar with its provisions. Further, the Company emphasises that the following description is based on the general terms and conditions of KELER and NDS, as from time to time amended, it is solely for the information of the investors, and the enforcement of liability of KELER and/or NDS by the shareholders is beyond the control of the Company.

The shareholder, who, as a result of acts or omissions of the entity which maintains the shareholder's securities account, the NDS or KELER, was unable to perform his/her shareholder's rights and suffered damage, may claim a compensation of such damage.

The liability of the entity which maintains the shareholder's securities account may arise from undue performance or non performance of the binding agreement on maintaining the securities account with the shareholder or from civil tort that caused the damage on the part of the shareholder. The shareholder may raise his/her claims pursuant to general provisions of Polish civil law.

Any possible liability of the NDS towards the shareholder or the liability of the entity maintaining the shareholders' securities account towards the Company may arise from a civil tort. Such claims may be asserted pursuant to the general provisions of Polish civil law.

Both the Company and the entity, which maintains the shareholder's securities accounts, have entered into participation agreement with the NDS in order to take part in the Polish statutory clearing system. Thus, if the entity which maintains the shareholder's securities account or the Company suffered a loss, it may raise claims against the NDS, pursuant to the general provisions of Polish civil law, in connection with undue performance or non performance of the participation agreement with the NDS. Pursuant to the rules of the NDS such disputes shall be submitted to arbitration of the court of arbitration at the NDS.

Any possible liability of the NDS and KELER towards each other may result from undue performance or non performance of the binding agreement between the said clearing houses or from civil tort. Due to the fact that the Company is not familiar with the content of the agreement between the clearing houses, it may not present in this Prospectus detailed information on the rules of liability set forth in that agreement.

Any possible civil liability of KELER for losses incurred by the Company in connection with undue performance or non performance of the binding agreement on maintaining the Company's share register is regulated by the general rules of the Hungarian civil law. With respect to the KELER's liability towards the Company also the specific provisions of the general terms of business of KELER are applicable as the Company has concluded the agreement with KELER.

According to abovementioned regulations KELER shall pay all pecuniary and evidenced damages following from any actions attributable to it and which fall in its direct sphere of activity. KELER however is not liable:

(i) for any damage, financial loss, lost profit or non pecuniary damage which does not fall in its sphere of activity;

(ii) for any damage which is a consequence of force majeure, official resolution or the unreasonable denial or delay in granting of the necessary official permit;

(iii) for consequences of the performance of any false or forged instruction which was unrecognizable as such in the ordinary course of its proceedings;

(iv) for any damage resulting from the late re-submission due to corrections or completion of an instruction.

Moreover KELER may be liable towards any other entity engaged in the process of shareholders' registration in the Company's share register. In relation to such liability the Hungarian Civil Code is applicable, according to which any unlawfully caused damage has to be paid by the tort-feasor. The tort-feasor is released from such obligation provided that it proves that its conduct was reasonable under the circumstances.

5. General information on Taxation

Since the information contained in this section is of a general nature and current only as of the date of the Prospectus all investors may wish to seek the advice of qualified tax, financial and legal advisers in order to assess their particular tax situation.

5.1 Hungarian Income Tax Considerations

5.1.1 Personal Income Tax on Disposal of Shares Applicable to Polish Tax Residents

For Polish Tax Resident private individuals, capital gains realized on the disposition of Shares through the exchange market as defined in Section 5 of the Hungarian Capital Markets Act qualify as interest for the purposes of the Hungarian Personal Income Tax Act and are subject to a zero capital gains income tax rate. Capital gains earned by Hungarian individuals from the disposal of Shares in a transaction that is not a stock exchange transaction in the meaning of the Capital Markets Act, are treated as capital gains, which are taxed at the 20% rate.

Since a tax treaty on the avoidance of double taxation is in force between Hungary and Poland ("Treaty"), the provisions of the Treaty on the avoidance of double taxation should apply. The Treaty contains provisions pursuant to which the capital gains of Polish private individuals are not taxable in Hungary. Shareholders entitled to the benefits of the Treaty who do not have either a permanent establishment or fixed base in Hungary and who are not also resident in Hungary for purposes of the Treaty will not be subject to tax in Hungary on gains derived from the sale or exchange of Shares.

5.1.2 Corporate Income Tax on Disposal of Shares Applicable to Polish Tax Residents

Polish resident business entities without a Hungarian permanent establishment, which sell the Shares, are not subject to Hungarian corporate income tax on the gain. Polish resident business entities with a permanent establishment may, subject to the terms of the Treaty, be liable for tax on taxable income generated through the Hungarian permanent establishment, including gain from the sale of the Shares if such Shares are registered as assets of the Hungarian permanent establishment. Such Polish resident entities are subject to tax at the 16% corporate tax rate, however, they are entitled to decrease their tax base with 50 % of the gain realised in transactions concluded on recognised stock exchanges.

5.1.3 Taxation on Dividends

Dividends paid to a non-Hungarian resident business entity are subject to a withholding tax of 20%. The tax is withheld by the Company. The 20% withholding tax may be reduced by an applicable tax treaty between Hungary and the country of residence of the recipient of the dividend. For business entities, the dividend withholding tax may be reduced to 5%, 10% or 15% under the applicable tax treaty if certain conditions are met. The dividend tax rate as set out in the Treaty is 10%, provided that the recipient of the dividend is the beneficial owner. In case of legal entity beneficial owner means a shareholder which books the dividend as its revenue and in case of a natural person means a shareholder which declares or should declare the dividend in his/her annual tax declaration.

Dividends paid to individuals, both Hungarian and non-Hungarian resident, are subject to a withholding tax of 20%, or if the dividend exceeds 30% of the Company's equity reduced by the valuation reserves, the withholding tax on the amount above the limit is 35%, unless reduced by an applicable treaty between Hungary and the country of residence of the recipient of the dividend. Pursuant to the respective treaty on the avoidance of double taxation, the above withholding tax may be decreased to 5 %, 10 %, and 15% for individual holders if certain conditions are met. The dividend tax rate as set out in the Treaty is 10%, provided that the recipient of the dividend is the beneficial owner.

If a treaty on the avoidance of double taxation between Hungary and the country of the non-Hungarian resident sets a lower tax rate on dividends, then the provisions of the given treaty shall apply with respect to withholding tax. The Hungarian distributing entity is eligible to apply this lower rate only if the non-Hungarian resident presents to the Hungarian distributing entity yearly, prior to the payment of dividends for that year or prior to the change of the recipient's residency: (i) a tax residence certificate issued by the tax authority of its residence; and (ii) a declaration from the non-Hungarian resident, certifying whether the non-Hungarian resident qualifies as a beneficial owner with respect to the dividends originated from the Hungarian distributing entity for the purposes of the applicable treaty on the avoidance of double taxation, if such status affects the tax liability pursuant to this treaty. In the case of non-Hungarian documents, an official Hungarian translation must bns to the Hungarian distributing entity. Otherwise, the Hungarian distributing entity shall assess and deduct withholdie attached to the original document. The non-Hungarian resident shall present the required certificates/declarationg tax in accordance with the general rate and the non-Hungarian resident will be eligible to reclaim the difference between the general rate and the treaty rate from the North Budapest Directorate of the Hungarian Tax and Financial Control Office (APEH).

5.1.4 Taxation on Non-Polish Entities

For Non-Polish entities, the capital gains realized on the disposal of shares and dividends are taxed in the same manner as for Polish Entities.

5.1.5 Transfer tax

Sales and other dispositions of Shares are not subject to Hungarian transfer tax.

5.2 Polish Income Tax Considerations

5.2.1 Personal Income Tax on Disposal of Shares Applicable to Polish Tax Residents

Pursuant to Article 30b.1 of the Polish Personal Income Tax Act, income tax on the disposal of shares in Poland is payable at the rate of 19% of the income profit earned. The income profit on the disposal of shares is the difference, in a given financial year, between the amount earned through the disposal of shares, i.e. the value of shares understood as the price specified in the sale agreement, and the costs incurred on the acquisition and disposal of the shares. If the price differs significantly from the market value of the shares without a justified reason, a tax authority can adjust the profit to market levels determines the income on the sale at market value. After the end of a given financial calendar year, the tax payers who earn profit income onial year in the annual tax return, and calculate the amount of the income tax due. These regulations do not apply if th the disposal of securities are required to disclose declare the income on the disposal of securities during such finance disposal of securities is made effected as part of such a taxpayer's business activity, when the income is taxed as business income.

5.2.2 Corporate Income Tax on Disposal of Shares Applicable to Polish Tax Residents

Income profits earned by Polish legal persons on the sale (or exchange) of shares is subject to corporate income tax in Poland in accordance with the general rules. The income profit on the disposal of shares is the difference between the amount earned through the disposal of shares, i.e. the value of shares understood as the price specified in the sale agreement, and the costs incurred on the acquisition and disposal of the shares. If the price differs significantly from the market value of the shares without a justified reason, a tax authority can adjust the profit to market levels determines the income on the sale at the market value. A profit on the income on the sale of shares increases the

taxpayer's tax base. Pursuant to Article 19.1 of the Polish Corporate Income Tax Act, income the corporate income tax on such income profits amounts to 19% of the tax base.

5.2.3 Taxation of Dividends

Pursuant to Article 17.1 of the Polish Personal Income Tax Act, the income on dividends and other similar income from sharing in the profits of a Hungarian company are subject to income tax for an individual with unlimited tax liability. Such income is accumulated with other income and taxed according to Article 27.1 of the Polish Personal Income Tax Act. Under Article 27.9, any tax payable in Hungary on the income can be deducted from the Polish tax payable. The amount of foreign tax deducted cannot exceed the Polish tax on this income calculated as a proportion of total tax payable.

The income should be declared in the tax return for the month in which the income is received. Any Polish tax payable is due by the due date for the return. The income should also be included in the annual tax return.

Under Article 10.1 of the Polish Corporate Income Tax Act, dividends and other similar income from sharing in the profits of a Hungarian company is subject to corporate income tax for a legal entity with unlimited tax liability. Such income is taxed at 19%. Under Article 20.1, any tax payable in Hungary on the income can be deducted from the Polish tax payable. The amount of foreign tax deducted cannot exceed the Polish tax on this income calculated as a proportion of total tax payable.

Under Article 20.2a, if a Polish legal entity holds at least 25% of the shares of a Hungarian company which is subject to tax on its worldwide income in an EU Member State other than Poland for more than 2 years, a credit may also be claimed by the shareholder for tax paid by the Hungarian company, up to a maximum of the Polish tax payable calculated proportionately.

The income should be declared in the tax return for the period when the income is received. Any Polish tax is due by the due date for the return.

5.2.4 Transfer tax

No Polish transfer tax will be applicable for transfer of Shares on regulated market in Poland.

However, if the transfer of securities approved for public trading takes place off the regulated market without the intermediary services of brokerage houses or banks conducting brokerage activities, *inter alia* in a case of a direct sale between natural persons, such sale/transfer is subject to transfer tax at the rate of 1% of the market value of sold shares. Tax shall be payable within 14 days following the execution of the agreement on sale and the parties thereto are jointly liable for tax payments.

6. Agreements for issue of depositary receipts

MOL has a depository agreement with JP Morgan Chase Bank, regarding the issue of global depositary receipts (GDRs). Under the agreement, JP Morgan Chase Bank is acting as a depositary bank for the depositary receipts program of MOL and issues GDRs based on the shares in MOL. The agreement is subject to the law of the State of New York. GDRs issued under the depositary receipt program are listed on the Luxembourg Stock Exchange and are traded in International Order Book system of the London Stock Exchange.

The Company has not entered, and does not plan to enter, into any agreements regarding issue of depositary receipts on the Polish market (Polish Depository Receipts).

7. The Company's plans regarding secondary trading

Shares registered for public trading on the basis of this Prospectus are registered under the code ISIN: HU 0000068952 in Központi Elszámolóház és Értéktár Rt. ("KELER"), the Hungarian central securities deposit. The Shares are introduced to quotations and listed on the BSE. MOL intends to introduce it's the Shares to quotations on the Warsaw Stock Exchange ("WSE") in December 2004 at the latest.

KELER is a clearing house for the transactions in Shares concluded on BSE. NDS will be a clearing house for the transactions in the Shares concluded on WSE. The cooperation between KELER and NDS has been established recently and as a result it is intended that it will be possible to transfer the Shares between Polish and Hungarian market. Therefore, the shareholders intending to transfer the shares between the Polish and Hungarian market shall hold securities accounts on both the markets. For detailed information, please see Section 4.4.3 of Chapter III of the Prospectus.

7.1 Transferring Shares from the Hungarian to Polish market and vice versa.

Transferring Shares from the Hungarian to Polish market and vice versa will take place in accordance with the principles specified by KELER, NDS and entities handling securities accounts for investors on the Polish market and abroad.

In accordance with the Company's expectations, the following principles will be applied in connection with the transfer of shares between the Polish and Hungarian market. Below is a general description of the principles concerning the transfer of shares from the Hungarian to Polish market and vice versa. One should note that these rules may in time change and their description may require amending.

Moreover, due to the complex nature of the process of transferring shares and the specificity of the operation of the Polish system of securities registration and the probable lack of knowledge among foreign investors concerning this specific area, it is recommended that cooperation is established between entities that handle securities account on the Polish market and abroad.

7.1.1 Transferring Shares from the Hungarian to Polish market

In order to transfer Shares form the Hungarian to Polish market, an investor should make an appropriate instruction to the entity that handles his securities account outside the Polish market, on which the Shares are registered and make an appropriate instruction to the entity that handles his securities account on the Polish market, on which the Shares are to be registered.

The content of the instruction for the entity that handles the securities account for the investor outside the Polish market – in order to effect the transfer to the Polish market – is presented to KELER by the entity that handles the investor's securities account outside of Poland.

The possibility of transferring Shares to the Polish market depends on identification of the NDS's member on whose account the shares are to be registered. Investors should remember that failure to identify member of KDPW or the account on which the Shares are to be registered (e.g. due to investor's mistake) may result in preventing or delaying the transfer of Shares.

On the basis of detailed instructions concerning settlements obtained from members of NDS and issued in accordance with the investor's instruction and information obtained from KELER, NDS will register Shares with the NDS member's account and Shares are then entered in the investor's securities account handled by an entity authorised to maintain securities accounts.

7.1.2 Transfer of Shares from the Polish to Hungarian market

In order to transfer shares from the Polish to Hungarian market, the investor should make an appropriate instruction for the entity that handles his securities account on the Polish market where shares are registered and an appropriate instruction for the entity that maintains the investor's securities account outside the Polish market where the Shares are to be registered.

The content of the instructions are forwarded by a member of NDS to NDS and by a member of KELER to KELER. On the basis of such information and documents, Shares entered in the account of NDS's member and in NDS's account in KELER are transferred to appropriate KELER accounts and then transferred to the investor's securities account handled by an institution that provides investment services. In a manner similar to cases of transferring shares from the Hungarian to Polish market, investors should remember that failure to identify the institution which provides

investment services or the account, where Shares are to be entered may result in preventing or delaying the transfer of Shares.

8. Regulated market, on which the Company plans to introduce Shares for secondary trading

The Company intends to introduce to public trading and to listing in Poland all "A" Series Shares, including treasury shares owned by the Company. It considers the sale some of the treasury shares mainly to Polish institutional investors according to WSE regulations. The decision about the offering and the details will be made by the entitled management later.

The Company will use its best efforts to list the Shares on the main market of the WSE as soon as practically possible after the introduction to public trading. The Company is considering an offering of a part of its treasury shares to Polish investors. Shares will be listed on WSE in PLN.

9. Financing of acquisition of the Shares

The Company does not intend to grant loans or guarantees or otherwise, directly or indirectly, provide financial assistance in connection with acquisition of the Shares.

CHAPTER IV – INFORMATION ON THE COMPANY

1. Payment of dividend

1.1 The Company's policy

The Board of Directors has not adopted a resolution determining its policy regarding future dividends. However, judging from its earlier practice, the Board of Directors takes under consideration the following factors of general nature while establishing the amount of the recommended dividend. The amount of the payable dividend shall depend on the following factors: (i) the actual state of the business cycle, (ii) the amount of the produced cash-flow, (iii) the amount of the produced profit, (iv) the actual financial conditions of the Company, and (v) the predictable investment expenditures. The proposal regarding dividends is set by the Board of Directors every year before the annual General Shareholder' Meeting. In the long term, it is expected, that MOL will reduce the proportion of its investment activity which makes it possible for the Company to increase the portion of the result (the dividend) which will be distributed among the shareholders. However, the Board of Directors wants to take advantage of all strategic opportunities that may come to increase shares value by further investment or acquisitions (through inorganic growth).

1.2 The amount of the dividend declared and paid in the last three years

The following table represents the Company's payment of dividends per "A" Series Share for the last three fiscal years:

	2003	2002	2001
HUF per "A" Series Share	57,86[(1)]	55	55

(1) According to the Section 226/E of the Companies Act, applicable from 1 January 2004, public limited companies have to take into account the dividend payable on treasury shares, unless the articles of association regulate otherwise, as a dividend payable to shareholders entitled to receive dividend in proportion to their shareholding. Therefore, the dividend payable on the treasury shares held by MOL on May 28, 2004 was paid to the shareholders entitled to receive dividends in proportion to their shareholding. As MOL owned 5,342,938 "A" series and 369 "C" series ordinary shares at May 28, 2004, the gross dividend per share for the year 2003 increased to HUF 57.86 from level 55 HUF which had been accepted by the General Meeting..

1.3 Rules for distribution of dividend

Under Hungarian law and the Company's Articles of Association, the annual General Meeting of Shareholders may decide to declare a higher or lower dividend than that recommended by the Board of Directors or to declare no dividend, notwithstanding the Board of Directors' recommendation.

Under the Companies Act, the Company may effect any disbursement from its equity to a shareholders, on account of their membership, during the Company's existence solely in the cases defined in the Companies Act and only if the conditions set out in the Hungarian Accounting Rules are satisfied, with the exception of the reduction of the registered capital, from the taxed profit for the year, or from the taxed profit supplemented with available profit reserves. No disbursement can be made if the Company's equity - adjusted in accordance with the Hungarian Accounting Rules - is below its registered capital or it would be reduced to drop below the registered capital if the payment was made.

Pursuant to the Companies Act, shareholders shall be entitled to receive a share in the Company's taxed profit established in accordance with the Hungarian Accounting Rules that is available and has been ordered for distribution by the General Meeting and in the taxed profit supplemented by available profit reserves in the percentage consistent with the face value of their shares (dividend). Pursuant to Art. 240 of the Hungarian Companies Act, the Articles of Association of the Company (art. 24.1) provides that dividends may be paid in cash or in kind. However MOL Group's management currently does not believe that, in the foreseeable future, dividends may be paid in kind. Shareholders shall be entitled to receive dividends only in proportion to the capital contributions they have already paid up. The annual General Shareholder's Meeting may adopt its decision, upon the recommendation of the Board

of Directors presented with the consent of the Supervisory Board, on the payment of dividends simultaneously with the approval of the report prepared pursuant to the Hungarian Accounting Rules.

The General Shareholder's Meeting may adopt a resolution on the payment of interim dividends between the approval of two consecutive annual reports (i) if according to the interim balance sheet prepared in compliance with the Hungarian Accounting Rules

- the Company has sufficient funds to cover such interim dividends,
- such payments may not exceed the amount of profits earned after the closing of the books of the financial year to which the last annual report pertains, calculated in accordance with the Hungarian Accounting Rules, or the amount supplemented with the available profit reserves, and
- the payment of such interim dividends may not result in the Company's equity - adjusted in accordance with the Hungarian Accounting Rules - dropping below its registered capital,

and (ii) if the shareholders agree to repay the interim dividend in the event of any subsequent reason arising with a view to section 223 (1) of the Hungarian Companies Act (described in the second paragraph of this section) in the annual report prepared according to the Hungarian Accounting Rules on account of which no dividend can be paid. In addition to that MOL's Articles of Association have granted an authorization to its Board of Directors to decide, subject to the prior consent of the Supervisory Board, on the payment of interim dividends instead of the General Meeting and on the approval of the necessary interim report.

MOL Group's management currently believes that no interim dividends will be paid in the foreseeable future.

1.4 The policy of the Board of Directors regarding payment of dividends within the next three years

At the last annual General Meeting of Shareholders held on 30 April 2004, the Board of Directors declared that the Company intended to pay dividends annually to its shareholders. The recommendation of the Company's Board of Directors to pay dividends and the amount thereof will depend upon the Company's capital expenditure requirements and results of operations. The policy of the Board of Directors regarding payment of the dividends within the next three years is the same as the Company policy (see Chapter IV Section 1.1 of this Prospectus).

1.4.1 Dates of deciding on the payment of dividend

The annual dividends are declared by the annual General Meeting of Shareholders which is usually held in the first four months following each fiscal year. An interim dividend can be paid at any time, provided that the Company fulfils conditions required for the payment of an interim dividend (see Chapter IV Section 1.3 of this Prospectus).

1.4.2 Method of notification about dividend collection

The Company must publish an announcement regarding the time, place and method of the payment of dividend in the "Magyar Tőkepiac" (Hungarian daily) and on the www.bet.hu or www.bse.hu internet home page (the website of the BSE). The Company will inform of the dividend amount, as well as of the record day of establishing shareholders entitled to dividends and of the date of payment of dividends also by way of a current report in accordance with Article 81 of the Securities Act.

1.4.3 Conditions of the dividend collection and persons entitled to dividend

Under the Hungarian Companies Act, no shareholders right can be exercised including the right to dividend if the shareholder is not registered in the Company's share register. Therefore, prior to payment of the dividend, the Company shall carry out a shareholder identification. Shareholders are entitled to receive the dividend if they own MOL shares at the record date, and they have been recorded as shareholders in the share register of the Company. Payment of dividends is performed in accordance with binding legal regulations, in particular with the provisions of the Hungarian Companies Act regarding protection of companies' capital.

If the General Meeting decides to pay dividend, it will be paid through the facilities of the NDS to holders of the Shares who have their Shares registered on securities accounts opened with members of the NDS. The dividends will be paid in HUF. The NDS will further distribute such dividend in accordance with applicable Polish laws and rules of the NDS.

For detailed information regarding dividends, please see sec. 4.4.8 and 4.4.9 of Chapter III of this Prospectus.

1.4.4 Preferences with respect to dividend

There are no preferences with respect to dividends in the Company.

1.4.5 Deadline in which the right to dividend exist and consequences if such right is not exercised until the deadline

The shareholders' rights to dividends exists (i.e., may be exercised within) a period of 5 years commencing upon the date of payment of dividends, as published by the Company from time to time. After this 5 year period dividends claims become claims barred by limitation and, as a consequence, may not be enforced against the Company, not even through litigation or by any other judicial means. The Company does not pay any interest on the amount of dividends collected after the date of payment of dividends, as published by the Company.

2. The Company's share capital composition

2.1 Number and type of shares constituting the share capital, their nominal value and issue price

Set forth below is certain information relating to the Company's share capital, including a summary of certain provisions of the Company's existing Articles of Association, as amended.

As of November 15, 2004, the Company's issued share capital is HUF 108,618,776,578 and consists of 108,618,197 "A" Series Shares (of which 103,280,697 are outstanding and 5,337,500 are treasury shares), one "B" Series Share (the Special Share) with preferential voting rights, as described in Chapter III Section 4.4.2, and 578 "C" Series Shares. Each "A" Series Share and the Special Share has a nominal value of HUF 1,000, while each "C" Series Share has a nominal value of HUF 1,001. As of November 11, 2003 all the Company's shares have been dematerialized and do not exist in a form of document.

2.2 Changes in the Company's share capital within the last three years

On November 22, 2002 upon the authorization granted by art. 17.d of the Articles of Association the Board of Directors adopted resolution No. 2-11/2002 regarding the increase of the Company's registered capital by HUF 9,827,395,578 to HUF 108,227,396,578 and the issue of new "C" Series Shares having par value of 1,001 and the issue price of HUF 6,000 each. The decision entered into force on March 24, 2003. Accordingly MOL's share capital was increased to HUF 108,227,396,578 and consisted of 98,400,000 "A" Series Shares with par value of HUF 1,000, one "B" Series Share with par value of HUF 1,000 and 9,817,578 "C" Series Shares with par value of HUF 1,001.

Pursuant to decision No. 60 of the Extraordinary General Meeting of September 1, 2003, 9,817,000 ordinary "C" Series Shares were converted into 9,826,817 ordinary "A" Series Shares. The decision entered into force on February 23, 2004. The conversion was executed in compliance with par value of the shares, therefore each "C" Series Share was converted into 1.001 "A" Series Shares. As the par value of "A" Series Shares and "C" Series Shares is different, 578 "C" Series Shares are still outstanding. All "C" Series Shares to be transformed were validly submitted for

transformation. On April 14, 2004 the Board of Directors upon the authorization granted by the hereinabove decision of the Extraordinary General Meeting adopted resolution pursuant to which 9,817,000 ordinary "C" Series Shares were subsequently invalidated as of April 15, 2004. The new ordinary "A" Series Shares have been listed on BSE since April 15, 2004. It should be noted that the conversion does not affect the partial selling restriction applicable to Slovintegra and Slovbena's shareholding in MOL, which remains in force until March 2006. Hereinabove mentioned restrictions include a put option granted to Slovintegra and Slovbena pursuant to which they have the right to sell shares in MOL back to MOL representing up to a maximum of 9.99% of its Shares and a call option to these shares received by MOL, which is exercisable in 2005. The Slovintegra and Slovbena put option becomes exercisable in the event that MOL does not exercise its call option. Since these restrictions are of a contractual character, the breaching of them has no impact on the validity and legality of these transfer of shares and may only lead to a contractual liability on the Company. As Slovintegra and Slovbena sold 2% of MOL shares until September 2004, their ownership decreased to 8.0%.

On September 2, 2004, the Company's Board of Directors passed a resolution No. 4-06/2004 on the increase of the share capital of the Company from HUF 108,227,396,578 to HUF 108,618,776,578 within the framework of conditional share capital (please, see sec. 2.3 below). Simultaneously, in connection with the conversion of 220 bonds submitted for conversion by the bond holders, the Board of Directors decided on the issuance of 391,380 "A" Series Shares, with the issue price of HUF 5,621 per shares, calculated pursuant to the conversion rate determined in the Articles of Association. The increase of the share capital has been registered on November 15, 2004.

During the last 3 years the following shareholders acquired 5% or more shares in the Company: Slovintegra/Slovbena, the Capital Group Companies Inc. and Alliance Capital Management L.P. For detailed information regarding the Company's shareholders, please, see sec. 3.1 of Chapter VI.

2.3 Changes expected to take place in the share capital in the future, as a result of issuance of convertible bonds or bonds with pre-emptive rights

Pursuant to the authorization granted in the Articles of Association, the Board of Directors adopted on September 22, 2003 the resolution No. 2003/korsz.18 with regard to the conditional increase of the Company's share capital by the issuance of convertible bonds. Following the issuance of the convertible bonds with a par value and the issue price of HUF 10,000,000 each, the Company's conditionally increased share capital is HUF 110,362,196,578. In the event that the owners of the convertible bonds convert the entire series of bonds into "A" Series Shares the Company's share capital will be increased by the issuance of 2,134,800 "A" Series Shares having an aggregate nominal value of HUF 2,134,800,000.

The Shares issued within the framework of the convertible bond program shall not be offered on the basis of this Prospectus and will be offered solely in the territory of the Hungary.

As a part of the convertible bond program, at the meeting held on 2 September 2004, the Board of Directors of the Company passed a resolution on the increase of the share capital of the company from HUF 108,227,396,578 to HUF 108,618,776,578 and on the listing of 391,380 shares on the stock exchange following the registration of the capital increase at the court of registration.

On November 15, 2004 the increase of the share capital has been registered, thus the share capital of the Company consists 108,618,197 pieces of "A" Series Shares (of which 103,280,697 shall be outstanding and 5,337,500 shall be treasury shares) having a par value of HUF 1,000 each, one "B" Series Share (the Special Share) with a par value of HUF 1,000 and 578 "C" Series Shares having a par value of HUF 1,001 each.

In accordance with the capital increase, the Board of Directors modified article 7.2 of the Articles of Association as well. According to the relevant provisions of Act CXLV of 1997 on the Register of Companies, Public Company Information and Court Registration Proceedings, the increase of the share capital of the Company and, therewith, the relevant modification of the Articles of Association, shall come into effect as at the date of registration thereof with the Hungarian Trade Registry by the Court of Registration with binding force. The Company must report the increase of the share capital to the Court of Registration within 60 days of the relevant decision of the Board of Directors and,

provided the Company's application is appropriate and complete, the Court of Registration is required by law to register such reported change of the share capital with the Trade Registry within a procedural deadline of 60 days of the date of submission by the Company of the request for registration.

2.4 Authorised capital

Pursuant to the Company's Articles of Association, the Board of Directors may increase the Company's registered capital by 25% (i.e. maximum HUF 24,600,000,250) with the issuance of "A" Series Shares through a public offering or with the issuance of "C" Series Shares through a public offering or private placement until 11 October 2005. The Board of Directors can increase the Company's registered capital with the issuance of "C" Series Shares through private placement exclusively in connection with the acquisition of shares or assets of an oil-company with an equity exceeding HUF 100 billion (USD 445 million) pursuant to its audited balance sheet, in respect of the previous full year. Taking into account 9,817,578 "C" Series Shares issued to Slovintegra and Slovbena in 2003, the Board of Directors can increase the Company's registered capital by further HUF 14,772,604,672 until 11 October 2005.

3. Registration in the IV division of entrepreneur register

Neither the Company nor any of its subsidiaries has been entered in any register held in Hungary that is analogous to IV division of the entrepreneur register kept by the Polish National Court Register.

CHAPTER V – ASSESSMENTS AND DEVELOPMENT PROSPECTS OF MOL GROUP

Assessment of the financial management

1.1 MOL Group

Profitability of MOL was assessed based on the following financial ratios:

- EBITDA margin: Earnings before interests, taxes, depreciation and amortization to net sales revenue
- EBIT margin: Earnings before interests and taxes to net sales revenue
- Net income margin: net income to net sales revenue;
- Return on equity (ROE): net income to average equity;
- Return on assets (ROA): net income to the average Operational Assets.

MOL's profitability (consolidated data of MOL capital Group)(1)

	June 30 2004(2)	Dec 31 2003	Dec 31 2002
EBITDA (HUF million)	159,627	178,260	128,777
EBITDA margin	18.1%	11.9%	11.1%
EBIT (HUF million)	108,118	82,810	57,169
EBIT margin	12.2%	5.5%	4.9%
Net income (HUF million)	79,856	99,720	65,262
Net margin	9.0%	6.6%	5.6%
Return on equity	13.0%	19.0%	16.1%
Return on assets	5.3%	6.5%	6.8%

(1) All average balances are calculated as follows: (Opening balance on January 1 + Closing balance on December 31 or June 30)/2

(2) All mid-year data comes from Flash Reports of the Company and are non-audited.

Formázott

MOL Group's operational results faced a continuous and significant improvement over the last 2 and a half years. In 2002, in spite of the unfavourable overall business environment, earnings improved year on year due to the combined effect of lower average gas purchase price, increased productivity and efficiency and HUF strengthening against USD. (Before the new gas regulation entered into force in January 2004, MOL had a short USD exposure). The favourable downstream environment and the consolidation of Slovnaft from the second quarter of 2003 resulted in a record level of operational performance in 2003 that was even exceeded in the first half of 2004 reflecting MOL's proven strategy with respect of organic and inorganic growth, efficiency and productivity as well.

1.1.1 Liquidity

MOL's liquidity was assessed based on the following financial ratios:

- Current ratio: current assets to short term liabilities;
- Acid ratio: liquid funds (cash and cash equivalent) to current liabilities;
- Working capital: inventories plus receivables minus trade payables;
- Share of working capital in total assets: working capital to total assets.

MOL's liquidity ratios (consolidated data of MOL capital Group)

	June 30 2004(1)	Dec 31 2003	Dec 31 2002
Current ratio	89.78%	108.82%	113.25%
Acid ratio	14.48%	14.89%	14.55%
Working capital (million HUF)	159,970	163,636	150,099
Share of working capital in total assets	10.63%	10.68%	15.64%

(1) All mid-year data comes from Flash Reports of the Company and are non-audited.

MOL Group's liquidity position declined slightly during the past three years, although it still remained favourable. In 2002 unfavourable market environment had negative impact on the Company's performance, while in 2003, liquidity was affected by the changes in market environment (higher oil prices and high crack spreads), the changes in debt due to the financial requirements of the financial transactions (INA and Slovnaft acquisitions) and the consolidation of Slovnaft.

Working capital dropped in 2002 due to disadvantageous crack spread and low USD exchange rates, which influenced the Company's receivables. In 2003, working capital increased by HUF 13.5 billion because of the joint effect of high crude oil prices and crack spreads, the consolidation of Slovnaft, although USD exchange rates were still low. In the first half of 2004, MOL's liquidity position remained stable and favourable, although the current ratio went down due to the increase in current liabilities.

1.1.2 Debt analysis

MOL's financing structure was assessed based on the following ratios:

- Liabilities to equity ratio: total liabilities to equity;
- Gearing ratio: total liabilities to balance-sheet total;
- Debt to equity ratio: total debt to equity;
- Short-term debt ratio: short-term debt to total assets;
- Long-term debt ratio: long-term debt to total assets;
- Net gearing ratio: net debt to net debt plus shareholder's equity (incl. minority interest)

MOL's debt ratios (consolidated data of MOL capital Group)

	June 30 2004(1)	Dec 31 2003	Dec 31 2002
Liabilities to equity ratio	135%	163%	120%
Gearing ratio	26%	25%	23%
Debt to equity ratio	64%	75%	54%
Short-term debt	8%	2%	3%
Long-term debt ratio	18%	23%	19%
Net gearing ratio	31.6%	34.1%	30.6%

(1) All mid-year data comes from Flash Reports of the Company and are non-audited.

After the relatively high net gearing ratio in the previous years resulting from the first acquisition step at TVK and Slovnaft, from 2002 the ratio has been continuously decreasing due to the improving cash generation ability of MOL Group. Last year the improving tendency of Group level business performance had still remained, however further strategic investments in Slovnaft, as well as the option exercised at TVK and INA acquisition offset this favourable effect so that net gearing decreased to a lesser extent by the end of 2003.

During the past three years, bank facilities were mainly used for financing rather than bond financing due to more favourable terms. In 2002 MOL commenced HUF 100 billion bond program (mandate expired in February 2004), the issues under the bond program increased proportion of non-bank debt. Short-term debt ratio remained flat which can be explained by the fact that MOL continuously renews its HUF denominated debt, as Slovnaft extended its SKK denominated bilateral facilities. These short-term facilities are mainly raised for liquidity management purposes. The proportion of long-term debt significantly increased in 2003 as 3 major facilities were funded but the ratio does not mirror this effect as total assets show a momentous increase as well.

1.1.3 Balance-sheet analysis

MOL's assets in HUF million (consolidated data of MOL capital Group)

	June 30 2004(1)	%	Dec 31 2003	%	Dec 31 2002	%
Fixed assets	1,056,630	70.2%	1,073,568	70.0%	630,721	65.7%
Current assets	448,702	29.8%	459,167	30.0%	328,763	34.3%
Total assets	1,505,332	100.0%	1,532,735	100.0%	959,484	100.0%

(1) All mid-year data comes from Flash Reports of the Company and are non-audited.

MOL's equity and liabilities in HUF million (consolidated data of MOL capital Group)

	June 30 2004(1)	%	Dec 31 2003	%	Dec 31 2002	%
Shareholders' equity	613,406	40.7%	523,869	34.2%	405,441	42.3%
Provisions	75,037	5.0%	81,953	5.3%	64,605	6.7%
Long-term liabilities	275,719	18.3%	375,396	24.5%	145,603	15.2%
Short-term liabilities	475,255	31.6%	395,765	25.8%	275,121	28.7%
Minority interests	65,915	4.4%	155,752	10.2%	68,714	7.2%
Total shareholders' equity and liabilities	1,505,332	100.0%	1,532,735	100.0%	959,484	100.0%

(1) All mid-year data comes from Flash Reports of the Company and are non-audited.

The significant changes in the balance sheet items reflect primarily the effect of full consolidation of Slovnaft from the second quarter of 2003, intensive capital expenditure programs and the increased working capital needs of expanding business activity. The amount of long-term liabilities increased, mainly as a result of the financial requirements for INA and Slovnaft acquisitions and the recognition of "C" Shares as a liability due to the connected options structure.

2. Assessment of factors and extraordinary events influencing the results of economic activity

Joint venture with Yukos

In December 2002 MOL signed a *joint venture* agreement with Yukos, one of Russia's largest oil companies, for the development and production of the Zapadno-Malobalyk (ZMB) field, located in West Siberia, the main oil producing region of Russia. Following the fulfilment of precedent conditions and the receipt of all necessary approvals the deal was closed in March 2003. Through this agreement, in 2003 MOL increased its crude oil production by 40%.

Regulated gas business

Due to the regulated pricing regime MOL Group recorded only HUF 195 operating profit million in the natural gas business in 2002, while the operating profit in the gas business in 2003 was HUF 6.2 billion, as the one-off gain of HUF 11.2 billion recorded from the partial divestment of the retail gas portfolio compensated the underlying HUF 5.0 billion operating loss incurred on the business.

Investment in delayed coker plant

Completion of the Residual Upgrading Project in November 2001 has a positive effect on MOL Group's result, due to the change in sold product slate: share of light products increased and that of fuel oil decreased substantially. Thanks to the above project, refinery residue – which earlier has been sold as fuel oil - could be used as feedstock for the delayed coker and processed to high-margin light products.

Market conditions of the last years – increase of crack spreads of light products – have also contributed to the increase of MOL Group's Refining and Marketing results.

Acquisition of Slovnaft

One of the major strategic developments of the year 2003 was MOL's successful acquisition of a majority stake in Slovnaft, where, following the successful completion of a public tender in January 2004 MOL's ownership has increased to 98.4%. The Slovnaft transaction was MOL's first major cross-border acquisition in the oil industry in Central Europe.

The synergy benefits that MOL Group has been able to extract had a positive impact on its overall performance, with a further USD 15 million in 2003 in addition to the USD 45 million achieved by the end of 2002. Slovnaft accounts have been consolidated with MOL financial statements since the second quarter of 2003.

Acquisition of INA

In 2003, MOL successfully purchased a 25% plus one share stake in INA, the principal oil and gas company in Croatia. MOL acquired this interest and became the strategic partner of INA pursuant to the transaction agreements signed with the Government of Croatia and INA on July 17, 2003. The total consideration paid by MOL for the stake was HUF 110 billion (USD 505 million). INA business is not fully consolidated in MOL's financial statements.

This development further emphasises MOL commitment and vision for the future of the MOL Group and enhances its positioning in the important Baltic-Adriatic corridor.

Divestiture of non-core businesses

The targets of the divestiture strategy published at the end of 1999 were successfully completed in 2003 by selling shareholdings for a value of HUF 38 billion. In 2003 MOL sold a number of stakes in retail gas companies, as well as MOL-Chem Trading and Rotary Drilling. The voluntary dissolution of MOL Hotels and MOL-Invest was closed in 2003.

During 2003 the Company sold its interest in Rotary Rt., a 100%-owned subsidiary engaged in oil well drilling and maintenance. Consideration paid to MOL was HUF 3 billion. Following this transaction, MOL continues to co-operate with Rotary Rt. within the framework of a medium-term contract. In July 2003, MOL disposed several entities from its gas retail portfolio (MOL Gáz Kft., Turulgáz Kft., Zsámbékgáz Rt. and Kiskungáz Rt.). Consideration received was HUF 18.3 billion, resulting in a net gain of HUF 11.2 billion. In December 2003, MOL disposed of MOL-Chem, its chemical fertilizer trading subsidiary for a total consideration of HUF 2.1 billion, resulting in a net loss of HUF 0.9 billion.

In the last quarter of 2003, MOL finished the liquidation of several non-core subsidiaries, including MOL Lízing Kft. (engaged in leasing activities in previous years), MOL Hotels Rt. (operating hotels and accommodation facilities) and MOL Invest Rt. (the holding company of the Group). None of these companies owned significant assets as most of which had previously been disposed, thus the liquidations had no material impact on the accompanying consolidated financial statements.

Investment in Austrian wholesale business

In 2003, MOL acquired and reopened its first motor gasoline and diesel storage unit in the Austrian territory, in Korneuburg, near Vienna. This depot will be used as a new base for sales of fuels produced in the Duna and Bratislava Refineries. By commissioning and operating a depot in Korneuburg in the close vicinity of the Danube, the

Company gains a logistics centre that will enable MOL Group to shorten the time between receiving an order and executing the actual delivery.

Acquisition in Romanian retail business

In 2003, MOL through its wholly owned subsidiary in Romania signed an agreement to acquire 22 filling stations in Romania from Shell Romania S.r.l. This acquisition strengthened considerably the competitiveness of the Company in the Romanian retail market by increasing its network by almost 50% in a single transaction. Secondly, on November 23, 2004 the Company announced that jointly with MOL Romania it has signed a Sale and Purchase Agreement with Shell Group for the acquisition of 100% of the shares of Shell Romania S.r.l. The deal includes a network of 59 retail service stations geographically spread across Romania. Through this transaction the total number of MOL-operated filling stations in Romania will exceed 130 stations. The sale is subject to relevant regulatory approvals and completion is expected to take place in early 2005.

Alteration in the network operational scheme

From 2001 to mid 2003 the entire Hungarian company owned network was transferred from the operation of mostly company-owned company-operated ("CoCo") to company-owned commissioned agent ("CoCa") operating system where independent entrepreneurs operate the stations for commission based on fuel and non-fuel sales. Management of MOL believes that the scheme enables it to explore the entrepreneurial spirit of station operators while keeping the cost under tight control.

3. Changes in economic activity in the period between the date when the last annual financial statements included in the prospectus were drawn up and the date when the prospectus was drawn up

Disposal of non–core operations

In January 2004 MOL completed the sale of its minority interests in ÉGÁZ Rt. and DÉGÁZ Rt. and total proceeds from the transactions amounted to HUF 11.75 billion (USD 52.3 million).

By 2004 the major targets of the divestiture strategy were basically fulfilled. The majority of the non-core portfolio elements was successfully sold. The remaining elements represent mostly minority equity interests or majority interests in smaller companies. However, further divestiture possibilities may be identified in the future.

In 2004 TVK and Slovnaft already started, or in some cases, continued the divestment of their non-core subsidiaries.

Supplementary royalty in the exploration and production business

In accordance with international practice, the Hungarian government levies a royalty on most crude oil and natural gas produced in Hungary. Generally, the natural gas and crude oil royalty on revenue derived from MOL's fields is 12.0% pursuant to the Mining Act. Beginning August 9, 2003, a higher royalty applies to gas revenue generated from fields put into production prior to January 1, 1998. The royalty with respect to these natural gas fields between August 9, 2003 and October 15, 2003 was 66.2%, from October 15, 2003; it increased to 70.7% and has been consequently lowered currently reaching 55.0%. However, assuming stable or decreasing import gas price, this royalty should effectively decline according to a predefined formula of the Gas Act. MOL's production from fields, which are subject to this higher royalty, was 83.3% of Company's total production of natural gas and condensates from August 9, 2003 to the end of 2003.

Partial liberalisation of the Hungarian gas market

With respect to the wholesale marketing and trading, the new price regulation came into force on January 1, 2004 enabling the MOL Group to charge market prices for its wholesale natural gas sales to certain eligible costumers who elect to purchase natural gas on the liberalised market. In addition, the new regulation for costumers in the public utility system accepts all gas resources at the average import price level. The approved import price is calculated on the basis of the preceding half year's actual and the upcoming half year's forecasted import prices respectively. The

difference between the accepted and actual import prices of the 2004 calendar year will be adjusted during the next price setting on July 1, 2005 or, if an excess profit is incurred, it may be paid to the central compensation fund. It should be also noted that under the new system a high degree of seasonality is expected in the gas business' results, with the strongest sales expected in the first quarter. The excess profit earned on lower, than anticipated by the regulator, import gas prices in the first half year of 2004 is expected to be returned to the market via the regulator.

Both the gas storage for public supply and gas transmission businesses charge regulated tariffs, which are set by the Hungarian Minister of Economy, and Transportation pursuant to the proposal of the regulator based on the cost of activity, and should allow for a return on their assets, which is necessary for permanent operation. Also MOL's unbundled public supply wholesale and trading services (as other shippers) pay such regulated tariffs for the services provided to it by the gas storage and gas transmission businesses.

Exploration project in Kazakhstan

MOL has acquired a 22.5% share in the Fedorovsky block, located in North West Kazakhstan next to both the Russian border and the giant Karachaganak field. The block is close to the existing infrastructure. The three party consortium includes MOL and First International Oil Corporation, each with 22.5% shares, and Avery Worldwide Limited with the remaining stake. The consortium is performing upside exploration. MOL expects to spend up to USD 28 million until the end of the exploration phase. MOL believes that the block possesses significant oil, condensate and natural gas potential.

4. External and internal factors which are significant to the development of the Company

4.1 External factors

Economic growth in the region

The economic growth in the region, including the core markets of MOL Group: Hungary and Slovakia, is a key driver for the petroleum product consumption. In 2003 the GDP growth of Hungary was more than double the EU average and Slovakia saw even higher growth rate; and the expectations for this year are also well above the EU average.

Crude oil and natural gas prices

Crude oil and natural gas prices directly influence purchases, processing and sales of MOL Group. Any increase in crude oil and natural gas prices results in an increase in MOL Group's raw material costs and in decreased profitability unless there is a corresponding increase in the prices the Group charges to its customers. Nonetheless the Company will attempt to pass these costs along to customers in the shortest possible time.

Trends in exchange rates between the U.S. dollar, the HUF and the SKK

Since the liberalization of foreign exchange in 2001, the HUF has been fully convertible. Generally, MOL incurs currency risk whenever it enters into either a purchase or sale transaction using a currency other than the HUF or SKK, which are MOL Group's functional currencies. The currency risk of MOL Group also arises from foreign currency receivables as well as from firm commitments to purchase services and supplies in the future in currencies other than HUF or SKK.

Refining margin

Profit potential of the refining industry is reflected in refining margins. The refining margin is determined by the refinery's complexity, crude oil quoted prices and petroleum product quoted prices.

Market conditions over the last years – notably increase in crack spreads of light products - have contributed, among other things, to the increase in the results of MOL Group's Refining and Marketing business.

Deregulation of gas business

New Gas Pricing Decree and Access Tariff Decree came into force on January 1, 2004. According to the Gas Act the regulated gas price for public supply must be based on regulatory approved gas purchasing price (import), cover the

justified costs of operation and transportation and storage services cost. According to the Access Tariff Decree the new transmission and storage tariffs are based on re-valued regulatory asset base and allowed operating cost of activities to provide fair, transparent and sustainable returns on asset-based activities, and a stable cash generation ability. Deregulation of the natural gas market in Hungary may cause substantial changes to the existing market structure and to the overall level and volatility of natural gas prices in the future.

Competition

Despite MOL Group's significant market position in Hungary and the Slovak Republic and, through its interests in INA, in Croatia, the Group faces increasing competitive pressure in some areas of its business. Hungary, like other countries in Central and Eastern Europe, has deregulated the retail and wholesale marketing of petroleum products, which have made this market become highly competitive. MOL Group's retail competitors include multinational and Russian oil companies and hypermarket fuel retailers, many of which have significantly greater financial resources than the Group. With respect to oil refining, MOL Group is subject to competition from other regional refiners. MOL Group also competes with other regional wholesale distributors and importers of refined petroleum products and petrochemical companies, many of which have significantly greater resources than the company.

MOL Group also faces competition in the exploration and development of reserves. Currently, foreign companies have been granted concessions by the Hungarian Ministry of Economy and Transport and foreign and domestic companies have been granted exploration licenses by the Hungarian mining authorities to explore blocks in Hungary. Internationally, MOL Group competes with local and global oil and gas companies for exploration and development licenses.

With respect to the wholesale natural gas business, MOL Group's subsidiaries are currently the only ones that satisfy the licensing requirements for the storage, transmission and public utility wholesale of natural gas. MOL Group's gas subsidiaries are required to provide third parties access to its natural gas storage and transmission assets at regulated rates.

Accession to the EU

Hungary's accession into the EU initiated a series of changes in the legal regulations of MOL Group's business. The ongoing integration process has influenced the implementation of EU regulations particularly in environment protection and quality requirements regarding petroleum, petrochemical and gas products.

Integrated petrochemical margin

The profit potential of petrochemical industry is reflected in integrated petrochemical margin. The integrated petrochemical margin is determined by raw material quoted prices and polymer quoted prices. The integrated margin volatility depends on the price development of naphtha and polymer quotations and on the USD/EUR exchange rate.

4.2 Internal factors

Realisation of synergies from the integration of Slovnaft and TVK businesses and perspectives on INA

To maximize the opportunities available, MOL Group has unified MOL's and Slovnaft's operations under a single management team, as well as integrated Slovnaft's petrochemical production and sales and marketing activities with those of TVK. Integration of the operations of the acquired companies will not only create a stronger and better positioned operation in terms of the Group as a whole, but it should also enable MOL Group to realise the full benefit of its investment in terms of efficiency improvement and realisation of synergies.

MOL Group could potentially extract significant value from its investment in INA, and its position as the strategic partner of the Croatian government should enable the Company to take steps to improve INA's operating efficiency as well as benefiting both companies from initial synergies. Management of MOL believes that INA is well positioned in the Central European oil product markets as a result of its location in the strategic Baltic-Adriatic corridor and strong market positions in Croatia, Bosnia, Slovenia and Albania. MOL Group intends to coordinate

marketing activities with INA, to encourage the transfer of skills between the parties and to jointly consider specific project opportunities.

Restructuring of gas business

Changes within the gas regulatory environment allowed MOL Group to assess the strategic options available in this area. As a result of the assessment MOL Group initiated a divestiture process and on November 4, 2004 binding agreements have been signed by MOL and E.ON Ruhrgas International on the partial sale and associated option agreements relating to its stakes in three unbundled gas businesses – Natural Gas Supply, Storage and Transmission. Under these agreements MOL decided to divest 75.0% less one share of stakes held in MOL Natural Gas Storage Plc. and MOL Natural Gas Supply Plc. and 50% of Panrusgaz Magyar-Orosz Gázipari Plc. The transaction documents include a five-year put option agreement under which MOL can sell its remaining 25% plus one share stakes in Storage and Supply to ERI. MOL and ERI have also signed a binding put option agreement with respect to Natural Gas Transmission Plc. Under the terms of this agreement, MOL may, at its sole discretion, sell shares representing up to 75% less one share in Transmission to ERI over a two year period following closing, in one or two separate transactions. All these transactions are subject to regulatory approvals, including the Hungarian Energy Office and the relevant competition offices, with closing anticipated in the first half of 2005.

Quality requirements for oil products

MOL Group continues its investments, primarily in refining technology, in order to meet the EU 2005 product quality requirements. At present, MOL Group's motor fuels meet the EU 2000 quality requirements, although to some markets it delivers even better qualities, with sulphur content of max. 50 or even max. 10 ppm. MOL Group will benefit from the access to EU market through its ability to meet the EU 2005 product quality requirements. This will allow for an increased competitive advantage in the sale of high margin products, processed from Ural Blend crude oil.

5. Factors affecting future performance of the Company

5.1 Decreasing royalty rate

The royalty rate with respect to MOL's natural gas fields is currently 55%; however, the royalty rate is expected to decline to the original level of 12% over the coming years, depending upon the international gas market price, and will allow better profit for MOL's gas production over time.

5.2 Significant changes resulting from the liberalization of the Hungarian natural gas business

Pursuant to the Gas Act, effective since January 1, 2004, MOL Group is able to charge market prices for its wholesale natural gas sales to certain "eligible" commercial natural gas customers that elect to purchase gas from MOL Group in the unregulated market.

The new gas pricing decrees also increase the maximum prices the Group is able to charge other natural gas customers in 2004. To mitigate the impact of natural gas price increases, the Hungarian government has created a program to assist household consumers, which is funded from increased royalties on revenues associated with gas fields developed prior to 1998 and from the payment of the excess profit by the public gas wholesale company, if an excess profit is incurred.

Management of the Company believes that the new gas pricing decrees will enable MOL Group to obtain a significantly higher financial return on its natural gas assets. In case of natural gas transmission the regulatory authorities have agreed to almost triple the value of the asset base, which is the basis of the allowable return. The rate of return before tax has also been increased from 8.0% to 8.5%.

In case of natural gas storage the value of the assets has also been tripled, while the allowable return amounts to 10%.

5.3 Petrochemical capacity expansion

In line with the expected upturn of the petrochemical cycle till the second quarter of 2005 significant new production capacities will be on-stream in both Tiszaújváros and Bratislava. The management believes that the projects will be completed on schedule and within budget.

Management of the Company expects significant integrated petrochemical margin and profitability increase (due to the upturn of the cycle, higher production and new state of art units) in 2005 and 2006.

5.4 Operations integration with Slovnaft

After achieving a majority stake in Slovnaft, an integration project was launched in November 2002. The major targets of the project were to establish a fully unified business organization between MOL and Slovnaft in one step; achieve maximum synergies beyond the already delivered ones and set up a structure that can easily be adjusted to further regional growth.

The business-wise integrated companies remain separate legal entities, therefore the formal decision-making and controlling bodies – General Assembly, Board of Directors, Supervisory Board and the auditor – also remained unchanged. Key IT infrastructure and facilities have been changed to secure integrated communication, as well as unified access to key systems and applications. The major issues currently being managed are to:

- increase commitment, credibility and balance workload of the new integrated management,
- manage effectively cultural issues,
- improve business control and system support of integrated operations.

5.5 Expectations regarding crude oil and natural gas prices

Due to robust increases in global demand – mainly in the USA and Asia, as well as OPEC's actions to limit supply, management of the Company expects relatively high crude oil prices – above USD 30/barrel – in the short-term.

Due to high level of crude oil prices the gas purchase prices are expected to increase in the near future. End-user gas public utility wholesale prices are expected to be changed from the next price setting as of January 1, 2005 in accordance with the Gas Act.

5.6 Expectations regarding competition

Despite MOL Group's strong market position in Hungary and the Slovak Republic and, through its interests in INA, in Croatia, the Group faces increasing competitive pressure in some areas of its business. With respect to the refining and marketing business the Hungarian and also the Slovakian retail and wholesale markets are highly competitive. In the retail segment, in addition to the multinational and Russian oil companies, management of MOL expects growth of hypermarket fuel retailers. Regarding the oil refining, competition from other regional refiners, is expected to increase due to the investments in quality improvements in regional refineries. MOL Group also competes with petrochemical companies and other regional wholesale distributors and importers of refined petroleum products, many of which have significantly greater resources than the company. Because of favourable wholesale margins Hungarian and Slovak Republic markets are attractive targets for regional oil companies (from Poland, Czech Republic, Romania, Belarus etc.), having surplus products. Furthermore, high crack spreads encourage regional refineries to increase their output and export. Some oil companies and importers/ wholesalers operate own or rented fuel depots in Hungary and Slovak Republic to provide supply for own retail network or end-user customers. Introduction of EU 2005 quality requirements in the EU member countries and the capability of MOL Group to meet or exceed them is an important factor for maintaining and strengthening existing market positions.

With respect to the competition in the exploration and development of reserves currently, foreign companies have been granted concessions by the Hungarian Ministry of Economy and Transport and foreign and domestic companies have been granted exploration licenses by the Hungarian mining authorities to explore blocks in Hungary. In the international business the existing portfolio has been covered by relevant agreements with the partners, including the

relevant governments, state authorities and international oil companies. Should MOL Group seek for additional exploration and development licenses it will have to compete with local and global oil and gas companies.

With respect to the wholesale natural gas business, MOL's subsidiaries are currently the only ones that satisfy the licensing requirements for the storage, transmission and natural gas public utility wholesale. MOL Natural Gas Transmission Plc. is required to provide third parties access to its natural gas transmission assets at regulated rates, and MOL Natural Gas Storage Plc. is required to provide third parties access to its natural gas storage assets for public wholesaler at regulated rates and for other customer at negotiated price.

Any entry to the natural gas transmission sector is discouraged through the high investment costs and the country's existing congested pipeline network. Therefore in the longer term MOL Group expects limited competition in this respect.

5.7 Expectations regarding petroleum products margins

Management of MOL expects that in the forthcoming years motor fuel crack spreads are likely to remain at a relatively high level, mainly due to the more stringent EU quality requirements. If that is the case, higher processing costs – mainly additional desulphurising costs – would be recognised by the market and expressed in the product quotations.

6. Development strategy and investment targets

6.1 MOL Group's development strategy

- ***Continue to focus on growth.*** MOL Group intends to focus on organic growth, as well as selectively seeking opportunities for growth, through acquisitions of existing assets and businesses. MOL Group's management believes that the current trend of consolidation in the oil and petrochemical industries will continue in Central Europe and that larger, geographically more diversified companies will be able to compete more effectively by capitalizing on potential synergies and economies of scale. MOL Group's growth strategy includes the following:
  - *Exploration and Production.* To slow the natural decline in production of the mature Hungarian oil and gas fields, MOL Group intends to bring undeveloped reserves into production quickly and to maximize recoveries from existing fields applying various improved/ enhanced oil recovery techniques. MOL Group intends to seek international exploration and production opportunities, particularly in Russia, the former CIS countries, in the Middle East and North Africa, primarily focusing on production opportunities with project partners. Pursuant to this strategy, MOL Group acquired a 50% interest in the ZMB joint venture with Yukos developing the Zapadno-Malobalyk oil field in West Siberia, which according to MOL Group's estimates will produce up to 55,000 barrels per day for the joint venture partners at its peak by the end of 2005. In addition MOL Group has recently acquired a 22.5% interest in the Fedorovsky block in Kazakhstan, which is currently in the second exploration phase.
  - *Refining and Wholesale Marketing.* MOL Group intends to continue the selective upgrade of its refining assets to reduce sulphur content and to shift production towards higher-quality, higher-margin products. For instance, the addition of a delayed coker in the Duna Refinery in November 2001 has enabled the Company to upgrade the refinery's output to produce lighter, higher-value products. In line with its refining strategy, as discussed below, MOL Group is also investing in order to produce products, which will meet the anticipated regulatory requirements and demanding EU quality standards. Specifically at the Duna Refinery, the construction of a hydrogene plant, a gasoline and a gasoil desulphuriser is in progress, while in Bratislava, a gasoil desulphuriser is being built. Further, MOL Group is also seeking to maximize the utilization of its fixed assets by exploring opportunities to transport crude oil for third parties through its crude oil pipelines, which may involve the construction of additional pipelines, capacity increases along existing pipelines or additional connections with other pipeline systems.
  - *Retail Marketing.* MOL Group will seek to expand its network of retail filling stations, both geographically and in terms of the total number of stations. During 2004 the Company further expanded its network in

neighbouring countries (including 22 former Shell stations by acquisition in Romania and the recent signing of Sale and Purchase Agreement with Shell Romania that concerns another 59 retail service stations). Through these transactions the total number of MOL-operated filling stations in Romania will exceed 130 stations. To the extent possible, MOL Group intends to rely on commissioned agents to operate its stations, which the Company believes lowers its overall costs and better incentives the operator. MOL Group intends to focus on the continued improvement of its existing retail network to increase revenue per site and network efficiency. In particular, the Company has introduced the "Shop 24" retail forecourt to increase non-fuel sales. As at December 31, 2003, 53 of MOL Group's stations incorporated the Shop 24 concept. In 2004 MOL Group intends to introduce this concept to an additional 39 existing shops on the stations that operate in Hungary and the Slovak Republic. MOL Group has also introduced its first premium gasoline, Tempo 99 Evo, and will seek to increase sales of premium products in the future as the regional economy develops.

- *Natural Gas business.* MOL Group's natural gas business faces significant changes as a result of the liberalization of the Hungarian gas market, starting at the beginning of 2004. In compliance with the Gas Act MOL Group has unbundled its gas storage, gas transmission and wholesale marketing and trading activities. The Company is currently exploring opportunities to increase revenues in a deregulated environment and to limit the anticipated loss of market share from increased competition. MOL Group decided to dispose significant part of Gas Subsidiaries. On November 4, 2004 the Company signed with E.ON Ruhrgas International (ERI) binding agreements on the partial sale and associated option agreements relating to MOL Natural Gas Transmission Plc., MOL Natural Gas Storage Plc., MOL Natural Gas Supply Plc. and Panrusgaz Magyar-Orosz Gázipari Plc. The Company perceives these transactions as an opportunity to add value to these sub-segments by entering into co-operation with prominent industry partners, as well as a chance to monetize a part of its investments and to re-invest the proceeds into other profitable initiatives. As part of MOL's strategy related to the gas business MOL also has been divesting its stakes in gas retail trading companies. As an example the Company completed the sale of its 35.46% holding in ÉGÁZ Rt. and its 27.18% holding in DÉGÁZ to Gaz de France on March 31, 2004.
- *Petrochemicals business.* MOL Group believes that the targeted polyolefin market will continue to grow at a faster rate than the market for oil products. Accordingly, the Company will seek to increase its petrochemicals sales in the future to achieve a balance with its refineries' petrochemicals raw material production capabilities. To accomplish this, MOL Group is increasing capacities in TVK's ethylene cracker and polymerization units and constructing a new polimerisation unit in Slovnaft.

- ***Continue to integrate its recently acquired businesses and seek operational efficiencies.*** MOL Group has already integrated its operations with Slovnaft and TVK and is currently seeking to more closely coordinate INA's operation with its own. MOL Group believes that the integration of its newly acquired businesses has helped the Company to achieve operational efficiencies, including the harmonization of sales and marketing efforts and the closure of its older, less-efficient facilities.
- ***Continue to reduce costs.*** At the end of 2002, MOL Group launched its three year efficiency improvement program which included a plan to reduce staff level by 2,500 at MOL Plc. the mother company, by the end of 2005 and to achieve Group-level efficiency improvement of USD 260 million by 2005, including synergies with Slovnaft. As part of the program, in 2003 the Company reduced headcount by more than 800 persons. The Company estimates that from 2002 to date MOL Group has achieved approximately USD 160 million synergy and efficiency improvement benefits.

6.2 Capital expenditure program for MOL Group

As part of the Company's policy MOL Group maintains strict control over its capital expenditure program. The Company's resources to the relevant investment projects have been allocated on the basis of return, while the implementation and level of project costs are regularly monitored and controlled, enabling the Company to initiate necessary changes from time to time.

In 2004 the Capital expenditure plan figures of MOL Group are below the 2003 actual figures by 26%. This considerable decrease can be explained by the high level of capital expenditures last year, due to the strengthening regional position through share acquisition and the consolidation of Slovnaft.

According to the above mentioned, the expenditure of growth related projects is expected to fall by 57% and maintenance projects to grow by 120% as compared to 2003. Domestic exploration projects do not show significant changes in this period.

With respect to the Exploration and Production segment the domestic exploration activities focus on sustaining the value of the exploration portfolio, controlling the declining trend of domestic production by discovering new fields with commercially exploitable reserves, as well as on the development of two major gas fields, in order to stabilise the domestic gas production. Therefore the expenditures of the domestic exploration and production will stagnate in 2004. On the other hand, in the case of foreign exploration and production projects, remarkable decrease in the capital expenditure is presumed mainly as a result of the financial closing of the Zapadno-Malobalyk (West Siberia) project.

The capital expenditure of the Refining and Marketing Division includes the EU 2005 diesel and gasoline quality improvement program at the Duna Refinery; furthermore, the successful MOL-Slovnaft-TVK integration requires additional investments. In order to ensure that the Group's pipeline system and depot operations comply with the stricter legal and environmental requirements, MOL Group is purposing to implement several logistics investments.

At the Retail Division the capital expenditure includes also the effects of Slovnaft's investments in this area. In accordance with the strategy, MOL Group keeps on developing its regional network and strengthening its market position by joint actions to realize the positive impacts of the integrated organization.

In 2004 at the Petrochemical Segment capital expenditures are planned to remain close to the level of the previous year. Further investments in Slovnaft are expected in the petrochemical area this year. This aim is indicated by the 89% increase of the plan figures compared to year 2003.

TVK, part of the petrochemical segment, expects to complete the implementation of the Petrochemical Development Program on schedule towards the end of 2004.

Last year the company successfully completed significant investments in the acquisitions of shareholdings in Slovnaft, INA and TVK. Exercising the additional option in TVK was also completed in March 2004. In addition further projects are planned to develop the information systems.

CHAPTER VI - INFORMATION ON THE COMPANY'S ORGANISATION, PERSONS MANAGING AND SUPERVISING THE COMPANY AND ITS MAJOR SHAREHOLDERS

1. Persons managing and persons supervising the Company

The current members of the MOL Plc's. Board of Directors are as follows:

Name appointment	Position	Year of appointment	Date of expiry of the term of office[3]
Zsolt Hernádi[2]	Chairman-Chief Executive Officer	1999	24. February 2009
László Akar[1]	Director	2002	11. October 2007
Dr Sándor Csányi[2]	Vice Chairman	2000	28. April 2009
Michel-Marc Delcommune	Group Chief Strategy Officer	1999	28. April 2009
Dr Miklós Dobák[1]	Director	1996	28. April 2009
Dr Gábor Horváth[2]	Director	1999	24. February 2009
Miklós Kamarás[2]	Director	2002	11. October 2007
Dr Ernő Kemenes[1]	Director	2002	11. October 2007
György Mosonyi	Group Chief Executive Officer	1999	24. February 2009
Iain Paterson[1]	Director	1999	24. February 2009
Mrs Kálmán Simóka Ph.D.[1]	Director	2002	11. October 2007

(1) Members of the Audit committee

(2) Members of the corporate governance and remuneration committee.

(3) Pursuant to the Company's Articles of Association the General Meeting of Shareholders appoints members of the Board of Directors for a maximum term of five years. The table sets forth detailed date of expiry of the term of office of each member of the Board of Directors.

The members of MOL Plc's. Supervisory Board are listed below:

Name appointment	Year of appointment	Date of expiry of the term of office
Dr. Mihály Kupa, Chairman	2002	October 2007
Ms. Piroska Bognár, Employee representative	2002	October 2007
John I. Charody M.B.E.	2002	October 2007
Dr. Attila Chikán	2004	October 2007
Slavomir Hatina	2002	October 2007
József Kudela, Employee Representative	1994	October 2007
Dr. Alexandre Lámfallussy	1999	October 2007
János Major, Employee Representative	1994	October 2007
Dr. Lajos Oláh	2002	October 2007

The members of MOL Group's Executive Board[1] are as follows:

Name	Current Title	Year of appointment[2]
Zsolt Hernádi	Chairman-Chief Executive Officer	2001
György Mosonyi	Group Chief Executive Officer	1999
Michel-Marc Delcommune	Group Chief Strategy Officer	2004
József Molnár	Group Chief Financial Officer	2004

(1) *The Executive Board is an informal body that operates in accordance with the Company's internal regulations and is not provided for in the Hungarian Companies Act or the Company's Article of Association. The Executive Board provides a forum for preparing for decision-making. Members are obliged to offer their comments and opinions, with the Executive Chairman - Chief Executive Officer taking the final decision. If the Group Chief Executive Officer or the Group Chief Financial Officer have a dissenting opinion, the Board of Directors takes the final decision.*

(2) *Year of appointment to current executive position in Executive Board of MOL's Group.*

MOL Group's senior management is as follows:

Name	Position
Zsolt Hernádi	Chairman-Chief Executive Officer
György Mosonyi	Group Chief Executive Officer
Michel-Marc Delcommune	Group Chief Strategy Officer
József Molnár	Group Chief Financial Officer
Sándor Fasimon	Natural Gas, Managing Director
Ferenc Horváth	Refining and Wholesale Marketing Managing Director
Dr. József Szórád	Retail Services, Managing Director
Zoltán Áldott	Exploration and Production, Managing Director
Vratko Kaššovic	Petrochemical Managing Director, Chief Executive Officer of Slovnaft

1.1 Qualifications and experience of the persons managing and supervising the Company

Below is presented information on the individuals managing and supervising the Company. Information on domicile, ID numbers, more exact course of career profile providing years of employment in particular institutions of every person managing and supervising of the Company is subject to the no publication application and is presented in the "Information covered by the application for exemption from disclosure".

1.1.1 Board of Directors

Under Hungarian law, the Board of Directors is responsible for the Company's management. The Board of Directors is required to report to the Annual General Meeting of Shareholders on management, financial position and business policy. MOL's Plc. Chief Executive Officer is responsible for the day-to-day business and operations. In case the Chairman of the Board is at the same time an employee of the Company, the Company shall have one or two Chief Executive Officers. The Board of Directors shall appoint the Chief Executive Officer, who shall also be a member of the Board of Directors.

Due to the Hungarian Companies Act, the office of the Chairman or that of the members of the Board of Directors may not be carried out within the framework of an employment relationship. The members of the Board of Directors are appointed by the General Meeting of Shareholders. The mandate of the member of Board of Directors shall take effect by its acceptance by the person concerned. At the same time the members of the Board of Directors may conclude employment agreements with the Company, but these do not apply to issues connected with fulfilling the mandate, and specify a separate range of duties of the given member of the Board of Directors.

Zsolt Hernádi (44)

Chairman of the Board of Directors since 7 July 2000, Chairman - CEO since 11 June 2001, member of the Board since 24 February 1999. Employed by MOL under Employment Contract dated 11 June 2001. Mr. Hernádi graduated from the Faculty of Industrial Planning-Analysis at the Budapest University of Economic Sciences in 1986. Between 1989 and 1994 he occupied various posts at the Kereskedelmi és Hitelbank Rt., between 1992 and 1994 he was the deputy general manager of the financial institution. He was the chief executive officer of the Central Bank of Hungarian Savings Cooperatives between 1994 and 2001, and a member of its Board of Directors between 1994 and 2002. Between 1995 and 2001 Mr. Hernádi was a member of the Board of Directors of the Hungarian Banking Association. Since 2001, he has been a member of the European Round Table of Industrials and Chairman of the Board of Directors of Panrusgáz Rt.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and has not been sentenced for any crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

László Akar (51)

Member of the Board of Directors as of 11 October 2002. Graduated in 1977 from the Budapest University of Economic Sciences. Between 1977 and 1990 he held various positions in the National Planning Office and Ministry of Finance. Between 1994 and 1998 he was political state secretary in the Ministry of Finance, secretary of the cabinet to the Government's Economic Committee and deputy governor of IMF representing Hungary. Since 1998 he is general manager of GKI Economic Research Co. From 2002 he is the Chairman of the Supervisory Board of the National Bank of Hungary.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and has not been sentenced for any crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Dr. Sándor Csányi (51)

Member of the Board of Directors as of 20 October 2000, Vice Chairman since 2001. Dr. Csányi graduated from the College of Finance and Accounting in 1974 and from the Budapest University of Economic Sciences in 1980 where he obtained his doctoral degree in 1983. From 1986 (in the same year he became a chartered accountant) he worked as Senior Head of Department at the Magyar Hitel Bank, and between 1989 and 1992 as Deputy General Manager of Kereskedelmi és Hitelbank Rt. Since 1992 he has been the Chairman and CEO of OTP Bank Ltd. Chairman of the Mastercard Europe East European Regional Board. He is a member of Mastercard Europe and the European Savings Bank Group, Chairman of the Supervisory Board of Csányi Winery Rt., OTP Garancia Insurance Co Ltd. Dr. Csányi is also a member of the Board of Directors of the Hungarian Banking Association, of the Board of Administration of the World Savings Banks Institute, of the International Association of Business Leaders and of the Institut International d'Etudes Bancaires, Co-Chairman of the Hungarian Association of Industrialists and Employers and member of the Advisory Council of the Hungarian Financial Supervisory Authority.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and has not been sentenced for any crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Michel-Marc Delcommune (56)

Group Chief Strategy Officer since 3 September 2004 and member of the Board of Directors since 28 April 2000. Employed by MOL since 11 October 1999. Mr. Delcommune earned a degree in Chemical Engineering at the University of Liege, Belgium and holds an MBA from Cornell University, New York. Mr. Delcommune joined the PetroFina Group in 1972 and was elected to the Board of Directors of PetroFina S.A. in 1992. From 1990, he was primarily responsible for Corporate Finance and Insurance as senior vice-president and chief financial officer. From 1999 he served in addition as

human resources director and handled the successful merger of PetroFina and Total. He joined MOL as Group Chief Financial Officer at 11 October 1999. Mr. Delcommune is a member of the International Advisory Board of Cornell University Business School and also a member of the Board of Directors of TVK. He is a Belgian citizen.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and has not been sentenced for any crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Dr. Miklós Dobák (49)

Member of the Board of Directors as of 29 May 1996 at the recommendation of international institutional investors. Dr. Dobák graduated from the Budapest University of Economic Sciences in 1979. His scholarships abroad included Cologne University (1983-84), Stanford University (1990), Harvard Business school PMD (1992) and Wharton Business School (1993). He holds a PhD in economic sciences. He is a professor and head of the Department of Management and Organisation at the University of Economic Sciences and Public Administration. He is the managing director of IFUA Horváth & Partner Management Consulting Kft.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and has not been sentenced for any crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Dr. Gábor Horváth (48)

Member of the Board of Directors since 24 February 1999. Dr. Horváth graduated from the Faculty of Law of the Eötvös Loránd University of Sciences in 1979. He has headed an independent attorney office since 1990. His main activities concern corporate law, corporate financial law and company organisation law. He is the Chairman of the Supervisory Board of Pizza Express Rt. and member of the Supervisory Board of OTP Bank Rt. and CD Hungary Rt. Member of the Board of Directors of Antenna-Torony Rt.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and has not been sentenced for any crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Miklós Kamarás (59)

Member of the Board of Directors as of 11 October 2002. Graduated from the Technical College of Machinery, then from the Budapest University of Economic Sciences. Registered auditor and tax advisor. Between 1972 and 1990 held various senior positions at ÉPGÉP Co., finishing as CEO. Between 1995 and 1998 deputy general manager of ÁPV Rt. (Hungarian Privatisation and State Holding Co.). From 1998 worked as partner in Deloitte & Touche Hungary and headed of other auditor firms. Since 2002 CEO of ÁPV Rt. and member of the Board of Directors of ÁPV Rt. and Chairman of the Supervisory Board of BAUGÉP Kft.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and has not been sentenced for any crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Dr. Ernő Kemenes (63)

Member of the Board of Directors since 11 October 2002. Graduated from the Budapest University of Economic Sciences in 1962 and then earned PhD in Economics in 1965. Lecturer, then head of department in the Budapest University of Economic Sciences from 1963. Held various senior positions in the National Planning Office, Ministry of Education and Culture and the Office of the Prime Minister between 1968 and 1997. Head of the National Planning Office between 1987 and 1990. Head of Deloitte & Touche, Hungary and one of the leading managers in the Central/Eastern European Region between 1992 and 2001. Member of the Council of the Hungarian National Bank between 1992 and 1998. Retired university professor at the Budapest University of Economic Sciences and Public Administration. Participates in preparing the country reports for the OECD, EU and IMF.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and has not been sentenced for any crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

György Mosonyi (55)

Group Chief Executive Officer and member of the Board of Directors since 19 July 1999. Employed by MOL under Employment Contract dated 11 May 1999. Mr. Mosonyi graduated from the Faculty of Chemical Engineering of Veszprém University in 1972. From 1974, he worked for the Hungarian Agency of Shell International Petroleum Co. ("SIPC") and from 1986 he held the position of commercial director. In 1991 he worked at the Shell headquarters in London. Between 1992- 93 he was the managing director of Shell-Interag Kft. Between 1994 and 1999 he was Chairman and Chief Executive Officer of Shell Hungary Rt. During this period he became the Chairman of Shell's Central and Eastern European Region, and also, in 1998, the Chief Executive Officer of Shell Czech Republic. He is the Chairman of the Board of Directors of TVK Rt., and member of the Board of Directors of AB AEGON. He is also a member of the Supervisory Board of INA d.d. President of the Association of Joint Ventures and member of the Board of the American Chamber of Commerce.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and has not been sentenced for any crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Iain Paterson (57)

Member of the Board of Directors since 24 February 1999. Mr. Paterson earned his MA in Natural Sciences at Cambridge University, his MSc in Geophysics from Durham and a PMD from the Harvard Business School. From 1970, he held various positions with British Petroleum Plc. in Great Britain, USA and the Middle East. Between 1984 and 1998, he

served for Enterprise Oil Plc., from 1991 as a member of the Main Board of Directors with responsibility for international activities. He is currently also Chairman of ITE Group plc, Chairman of Sondex plc and a non-executive director of Paladin Resources plc, and of Hunting PLC. He is a British citizen.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and has not been sentenced for any crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Mrs. Kálmán Simóka PhD. (59)

Member of the Board of Directors as of 11 October 2002. Graduated from the Budapest University of Economic Sciences in 1973, then earned her PhD in Economics in 1978. She held various senior positions in the Ministry of Finance between 1975 and 1995, then as a Director General of the State Treasury between 1995 and 1998, and since 2000 Chief Executive Officer and member of the Board of Directors of the Budapest Funeral Company. She is also Chairman of the Supervisory Board of Civis Hotel Co. and a member of the Supervisory Board of the Hungarian Development Bank ("MFB").

She is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. She is not involved in any competitive activity besides that of the Company, nor has she held any managerial or supervisory position in any company that has gone bankrupt during his term of office. She is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and has not been sentenced for any crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

1.1.2 Supervisory Board

Due to the Hungarian Companies Act, the member of the Board of Directors may not be elected as a member of the Supervisory Board at the same company. Moreover, with the exception of employee representatives, employees of a company may not become the Supervisory Board members. Members of the Supervisory Board act pursuant to the mandate granted by the General Meeting of Shareholders. The mandate takes full effect after its acceptance by the person concerned.

Dr. Mihály Kupa (63)

Chairman of the Supervisory Board as of 11 October 2002. Graduated in 1969 from Budapest University of Economic Sciences, and earned his PhD in 1975. Between 1969 and 1975 he held various senior positions in the Statistical Office, between 1975-1984 in the Financial Research Institute, and between 1984 and 1990 in the Ministry of Finance. Between 1990 and 1993 he was Minister of Finance, between 1992 and 1993 vice president of the Council of Governors in the World Bank and IMF in Hungary. In 1991, then again in 1998 was elected as a member of Parliament (independent). At present member of the Supervisory Board of Excellence Financial Consulting and Organisation Development Co. and the National Theater Co.

He is not entered in the Register of Insólvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Ms. Piroska Bognár (46)

Member of the Supervisory Board as of 11 October 2002. Employed by MOL under Employment Contract dated 13 September 1976. Graduated from the Pécs University of Sciences, Faculty of Human Organisation. President of MOL Trade Union of Chemical Workers since 2001 and Managing Director of the FÓKUSZKOM Komáromi Training and Cultural Kht. since August 2003.

She is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. She is not involved in any competitive activity besides that of the Company, nor has she held any managerial or supervisory position in any company that has gone bankrupt during her term of office. She is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

John I. Charody M.B.E. (77)

Member of the Supervisory Board as of October 11, 2002. Mr. Charody worked in the Geophysical Institute of the Oil Exploration and Development Company between 1953 and 1956. Then, he was a director in Australia of various companies including: Bridge Oil Ltd., Aurora Minerals, Project Mining. CEO of Winton Enterprises Pvt. Ltd. and Galina Investment international consulting company. Fellow of the Institute of Australian Directors since 1971, fellow of the Australian Institute of Management since 1967. Awarded M.B.E. by Her Majesty the Queen for service to Australia in 1973. After 1990 became Minister of Commerce in Budapest appointed by the Federal Government of Australia with regional responsibilities. He has been a Board member at QBE Atlasz Insurance Co. since 1997.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Dr. Attila Chikán (60)

Member of the Supervisory Board as of 30 April 2004. He graduated in 1967 from the Budapest University of Economic Sciences and earned his PhD in 1969. Since 1968 he has been working for the Budapest University of Economic Sciences. Between 1989 and 1998 he was the head of the Department of Business Economics. He acted as Minister of Economic Affairs for a year and a half in 1998 and 1999. He was the Rector of the Budapest University of Economic Sciences between 2000 and 2004. He is the Doctor of Hungarian Academy of Sciences. At present he holds several positions in Hungarian and international professional organisations, and membership in editorial committees of several international journals. He is Chairman of the Supervisory Board of Richter Gedeon Rt. and member of the Board of Directors of Pannonplast Rt.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Slavomir Hatina (56)

Member of the Supervisory Board from October 11, 2002. Obtained a master's degree in chemical engineering. Joined Slovnaft in 1970 and worked in various positions. From 1994 to December 2001, he held the position of Chief Executive Officer of Slovnaft, a. s., Bratislava. Since 1994, Mr. Hatina has held the position of Chairman of the Board of Directors

of Slovnaft, a. s. The title Doctor Honoris Causa (Honorary Doctor) was bestowed on Mr. Hatina by the Slovak University of Technology in 2001. Mr. Hatina is a citizen of Slovakia.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

József Kudela (57)

Member of the Supervisory Board since 30 November 1994 as an employee representative. Employed by MOL under Employment Contract dated 9 February 1971. Mr. Kudela has an advanced degree in Trade Union Affairs and in Personnel Management. He has been chairman of the MOL Miners Trade Union since 1989.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Dr. Alexandre Lámfalussy (75)

Member of the Supervisory Board since 24 February 1999. . Dr. Lámfalussy graduated from the University of Louvain and earned a PhD at Nuffield College, Oxford. He was a guest professor at Yale University between 1961 and 1962. For a time he was director general of the Bank of Brussels, then between 1976 and 1993 he was a member of the management of the Bank for International Settlements and for the last nine years the chief executive officer of the Bank. From 1994 to July 1997, he was president of the European Monetary Institute (EMI), the forerunner of the European Central Bank, and he is a university professor at the Catholic University of Louvain (Belgium). During 2000-2001 he was the Chairman of the Committee of Wise Men on the regulation of the European securities markets. The recommendations of the Committee were accepted by the European Council, and are now being implemented. He is a Belgian citizen.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

János Major (52)

Employee Representative, member of the Supervisory Board since 30 November 1994. Employed by MOL Plc. under Employment Contract dated 8 July 1970. Earned diploma in 2003 at the University of Pécs, Faculty of Human Resources Organisation. Secretary of the MOL Trade Union of Chemical Workers since 1994. Co-ordination secretary of MOL Trade Union of the Chemical Segment since 2003. Member of the Legal, Administration and Employment Committee of the Municipality of Százhalombatta since 2002, and the Supervisory Board of FÓKUSZKOM Komáromi Training and Cultural Kht. since 2003.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or

supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Dr. Lajos Oláh (35)

Member of the Supervisory Board as of October 11, 2002. . Graduated from the Eötvös Lóránd University of Sciences, Faculty of Law. Postgraduate studies at Riga, Leiden, Stellenbosch, Johannesburg and Brussels. He worked for Prímagáz Hungary in 1993-1996. Project manager in the Central Clearing House and Value Depository Co. between 1996 and 1999, then a member of the stock exchange commission, delegated by the issuers between 1999 and 2002. Managing director of LOGOS Ltd. since 1999. Member of the Board of Directors of ÁPV Rt.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

1.1.3 The management

Zsolt Hernádi (44)

Mr. Hernádi's CV is given with those of other members of the Board of Directors.

György Mosonyi (54)

Mr. Mosonyi's CV is given with those of other members of the Board of Directors.

Michel-Marc Delcommune (55)

Mr. Delcommune's CV is given with those of other members of the Board of Directors.

József Molnár (49)

Group Chief Financial Officer since 3 September 2004. Employed by MOL under Employment Contract dated 1 July 2003. Mr. Molnár graduated from the Budapest University of Economic Sciences in 1978. From 1978 to 2001, he held various management positions at Borsodchem Plc., including head of Pricing Department from 1982 to 1987, head of Economic Department from 1987 to 1991, and Chief Financial Officer and first deputy of CEO from 1991 to 2001. He joined TVK as CEO in 2001. Since 2003 he was Group Planning and Controlling Director. From 20 April 2001 he has been the member of the Board of Directors of TVK, and from 1 January 2004 he has been the member of the Board of Directors of Slovnaft a. s.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Sándor Fasimon (38)

Natural Gas, Managing Director since October, 2003. Employed by MOL since 7 July 1992. Mr. Fasimon graduated from the Institute for Foreign Affairs (IMO) in Moscow and later, between 1990 and 1991, he continued postgraduate studies in

Arabic at Cairo University. From 1990 to 1993, he was sales manager in the Moscow office of Mineralimpex Foreign Trade Co. and later became area manager of the Company. From 1996 to 1997, he was counsellor of the Ministry for Industry Trade and Tourism and then, from 1997-1999 he was deputy director of Moltrade-Mineralimpex Rt. from November 1999 - and until 2000 - he was director of petroleum product supply of MOL and he was director of Moltrade-Mineralimpex Rt. at the same time. From 2001 to 2002, he was supply director of MOL and as of March of the same year, he became supply and trading director. From February 2002, he became chief executive officer of Moltrade simultaneously. From December 2002, he has been a member of the Board of Directors of Panrusgas Rt.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Ferenc Horváth (44)

Refining and Marketing, Managing Director since 1 November 2003. Employed by MOL under since 1 December 1992. Ferenc Horváth graduated from Leningrad State University in 1984 and from that time, until 1989, he worked for Mineralimpex, Hungarian Foreign Trade Company for Oil and Mining Products. Between 1990 and 1997, he was the managing director of Allcom Trading Co. Inc. He joined MOL in 1997 as LPG business unit director and worked from January 1, 2001 to December 31, 2002 as director of sales, then until October 31, 2003 as commercial director of the refining and marketing division. He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Dr. József Szórád (52)

Retail Services, Managing Director since March 2001. Employed by MOL since 1 March 2002. Dr. Szórád graduated from the Budapest Technical University with a degree in Machinery Engineering. Prior to that he studied at the Technical University of Prague. In 2000, he obtained a PhD from the Western Hungarian University. Between 1978 and 1979, he worked as export executive at Komplex Foreign Trading Company. After 1979, he worked free-lance as a trade representative and conference interpreter. From 1981, he was the director of development and trading in Dunamenti Agricultural Cooperative. From 1990, he was the managing director of Porsche Hungária Trading Ltd. and President of the Hungarian Golf Association.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Zoltán Áldott (36)

Exploration and Production Managing Director since September 3, 2004. Employed by MOL since 1 August 1995. Mr. Áldott graduated from the Budapest University of Economic Sciences in 1991. Between 1990 and 1991, he was an associate at Creditum Financial Consulting Ltd., between 1992 and 1995 he held various positions at Eurocorp Financial Consulting Ltd. From 1995 to 1997, he was the manager of the Privatisation department at MOL and from 1997 until 1999 he was director of Capital Markets. From 1999, he served as director of Strategy and Business Development. Since November 2000, he acted as Chief Strategy Officer and then, since June 2001, as Group Chief Strategic Officer. He is also a member of the Board of Directors of Slovnaft a.s., a member of the Supervisory Board of INA d.d., a member of the Board of Directors of TVK Rt. and a member of the Board of Directors of the Budapest Stock Exchange.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

Vratko Kaššovic (61)

Petrochemical Managing Director of the MOL Group since October 2003. Employed by Slovnaft a.s. since 1 August 1969. Mr. Kaššovic graduated from the Slovak University of Technology in 1966 and took second degree from the same university in chemical engineering in 1985. He was a project engineer at ČKD Praha between 1967 and 1968, then joined Slovnaft a.s. as project engineer, and subsequently held various leading positions with the company, including process engineer (from 1971 until 1977), head of the research group (from 1978 until 1980), head of the technical service of polyolefines (from 1981 until 1985), director of plastics production (form 1986 until 1989), deputy managing director for refinery and petrochemical production (from 1989 until 1992), deputy managing director for development and investment (from 1992 until 1998), and head of corporate strategy (from 1998 until 2001). Since 1 January 2002 he serves as the CEO of Slovnaft a.s. He is a member of the Board of Directors of Slovnaft a.s., chairman of the Supervisory Board of Chémia, a. s. Bratislava, member of the Scientific Council of the Faculty of Chemical and Food Technology of the Slovak University of Technology, member of the Scientific Council of the Faculty of Mechanical Engineering of the Slovak University of Technology, and the chairman of the Japanese – Slovak Economic Committee.

He is not entered in the Register of Insolvent Debtors maintained pursuant to the Polish Act on the National Court Register. He is not involved in any competitive activity besides that of the Company, nor has he held any managerial or supervisory position in any company that has gone bankrupt during his term of office. He is not deprived of the right to conduct business activity and to act as a member of a supervisory board, a representative or a proxy in a commercial company or another entity and was sentenced neither for a crime mentioned in chapters XXXIII – XXXVIII of the Criminal Code or article 585, article 587 and articles 590 – 591 of the Commercial Companies Code nor for any analogous crime in the meaning of relevant provisions of Hungarian law.

2. Remuneration and other profits of persons managing and supervising the Company

2.1 Total value of remunerations and bonuses (in cash, in kind and in any other form) paid out or payable for the last completed financial year

The total remuneration paid out to the Board of Directors in 2003 amounted to HUF 119 million, out of which HUF 15 million was paid out as a fixed payment and HUF 104 million as part of the company's long term incentive system. Executive members do not receive any additional remuneration for their participation in the Board in excess of their managerial compensation package. Total remuneration of members of the Supervisory Board amounted to approx. HUF 41 million in 2003.

Detailed information on value of remuneration, benefits and bonuses (in cash and in kind and any other form) paid out or payable to each Company's managing or supervising person is subject to the no publication application and is presented in the "Information covered by the application for exemption from disclosure"

3. Information on shareholders

3.1 Shareholders with 5% - 20% of the total vote at the Company's General Meeting or 5% - 20% of shares in the Company's share capital – directly or indirectly through subsidiaries

3.1.1 The number of Shares and votes on the Company's General Meeting. Information on shareholders.

The following table sets forth as of September 30, 2004 the ownership of MOL's Plc. Shares by each person who, to MOL's knowledge, owned more than 5% of the Shares. The Shareholders indicated in the table hold all shares directly.

No shares held by shareholders are privileged. The date or periods and price of the purchase of the shares are not indicated because the Company does not have access to such information due to this not being published in the public domain.

Except as indicated, ownership includes the sole power to vote and to dispose of Shares. If a person has the right to acquire beneficial ownership of any Shares by exercise of options within 60 days after September 30, 2004, the Shares are deemed owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of MOL's Plc. Shares that person owns. These Shares are not included in the computations for any other person.

Shares beneficially owned (the shareholder's name)	State of registered office	Registered office	Address	Activity pursued	Number of shares	Percent[1]	Number of votes
Állami Privatizációs és Vagyonkezelö Reszvénytársaság Rt. (ÁPV)[2]	Hungary	Budapest	Pozsonyi u. 56, Budapest, HU 1133	Privatization and Asset Management	12,792,002	11.8%	12,792,002
OMV Aktiengesellschaft [3]	Austria	Vienna	5 Otto Wagner Platz, Vienna, AT 1090	Oil and gas company	9,840,000	9.1%	9,840,000
Slovintegra a.s./Slovbena a.s.[4]	Slovakia	Bratislava	Slovbena a.s. Vl. Clementisa 10., Bratislava, SL 82102 Slovintegra a.s. Jasikova 2., Bratislava 29, SL 82103	Investment fund management company.	8,646,849	8.0%	8,646,849.209
Alliance Capital Management L.P. [4]	United States of America	New York	1345 Avenue of the Americas, New York, 10105 US	Investment Management Company	7,143,180	6.6%	7,143,180
Capital Group Companies, Incorporated[5]	United States of America	New York	630 Fifth Avenue 36th Floor , New York, 10111 US	Investment Management Company	5,713,830	5.3%	5,713,830

(1) On October 15, 2003 MOL's Plc. Board of Directors resolved a conditional increase of the share capital through the issuance of bonds, which, if issued, would be converted into an aggregate of 2,134,800 "A" Series Shares.

(2) In addition, ÁPV owns the Special Share embodying special rights.

(3) On October 13, 2004 OMV announced that it has increased its holding to 10,865,000 Shares. Those Shares were registered in the Company's share register on October 22, 2004.

(4) Slovintegra a.s and/Slovbena a.s hold 8,646,849 Shares: (i) Slovintegra s.a. holding 7,814,808 "A" series of shares and 24 "C" series of shares representing 7,814,832.024 votes at the General Meeting of Shareholders and (ii) Slovbena s.a. holding 831,832 "A" series of shares and 185 "C" series of shares representing 832,017.185 votes at the General Meeting of Shareholders. The "C" Series Shares are subject to a restriction on transfer which expires in May 2006.

(4) On September 13, 2004 Alliance Capital Management announced that it has increased its holding up to 7,143,180 Shares. However such an increase has not been registered in the Company's share register.

(5) On September 13, 2004 Capital Group Companies announced that it has increased its holding up to 5,713,830 Shares. However such an increase has not been registered in the Company's share register.

3.1.2 Agreements with shareholders

3.1.2.1 Agreements with Slovintegra and Slovbena

These agreements are described below in Section 4.

3.1.2.2 Agreement with OMV

OMV Hungária (a subsidiary of OMV AG) and MOL entered in to an agreement on 30 December 2003 for the supply of diesel oil and motor gasoline valid until 31 December 2004. MOL also entered into supply agreements with OMV A.G. for oil supply.

3.1.3 The expected number of shares after introduction of Shares to public trading or completion of subscription or sale

No change of the number of shares and votes at the General Meeting of Shareholders and the shareholder's percentage share in the share capital and in the total number of votes at the general meeting is expected after introducting Shares to public trading. The Company will not offer or sale of the Shares. Thus the number of Shares will not change.

4. Information on any agreements known to the Company which could result in a future change in the current shareholding structure of the Company

In November 2002, MOL signed an agreement to take majority control of Slovnaft which was completed in March 2003 through the purchase of an additional 31.6% stake from its two main Slovak owners, Slovintegra and Slovbena. Pursuant to the transaction, Slovintegra and Slovbena became the owners of 9.99% of MOL's Shares, including 9,817,578 newly issued "C" Series Shares, which are subject to a three-year restriction on transfer. The additional cash consideration for the purchase was USD 85 million. As part of this acquisition, MOL granted a put option to Slovintegra and Slovbena pursuant to which they have the right to sell shares in MOL back to MOL representing up to a maximum of 9.99% of its Shares. MOL also received a call option relating to these shares which is exercisable in 2005. The Slovintegra and Slovbena put option becomes exercisable in the event that MOL does not exercise its call option. The agreements concluded with Slovintegra and Slovbena provide for certain obligations of the shareholders to exercise their voting rights in MOL in line with MOL's strategy. Although the agreements pursuant to which MOL acquired Slovnaft shares from Slovintegra and Slovbena contain representations and warranties, they provide that no claims may be asserted by MOL in connection with the acquisition for a period of five years following the completion of the acquisition. As of 23 December 2003, the Company repurchased 1,179,369 "C" Series Shares from these shareholders and sold "A" Series Shares with the same total nominal value. In March 2004, the Company repurchased 1,180,548 "A" Series Shares from Slovintegra and Slovbena.

CHAPTER VII - ANNUAL REPORT

Recent Annual Report of MOL Group for the year ended 31 December 2003 is presented on pages "1" to "89".

CHAPTER VIII – ADDITIONAL INFORMATION

1. Overview of MOL Group's activities

1.1 Introduction

MOL Group ("the Group"), comprising of MOL Hungarian Oil and Gas Plc. ("MOL Plc.", "MOL" or "the Company") and its subsidiaries, is the leading integrated oil and gas group in Central Europe. MOL Plc. is the largest company in Hungary by sales revenues. The Group is primarily engaged in the exploration and production of crude oil and natural gas, refining of crude oil, as well as wholesale and retail sales of refined petroleum products. MOL Group's Gas Subsidiaries are also active in natural gas wholesale, transmission and storage within Hungary. In addition to its own production, the Group purchases natural gas and crude oil from foreign sources.

On January 23, 2004 MOL had a 98.4% stake in Slovnaft, the principal oil refining and marketing enterprise in the Slovak Republic, as a result of two transactions, including a capital increase and through the acquisition of shares listed on the Bratislava Stock Exchange, as well as a tender offer for the remaining Slovnaft shares. Slovnaft is engaged in the refining, wholesale and retail marketing of petroleum products. MOL and Slovnaft have already integrated their operation since January 1, 2004. Slovnaft's Bratislava refinery and wholesale network have been integrated into MOL's Refining and Marketing segment. Also Slovnaft's retail filling stations have been integrated into MOL's retail marketing business. In addition, Slovnaft's certain petrochemical assets (steam cracker and polymerisation units) and its polymer sales and marketing activity are integrated with TVK's operations. As part of the overall integration of Slovnaft, 40 most senior group managers, selected from both MOL and Slovnaft have responsibility for MOL and Slovnaft's operations. The Slovnaft transaction was the first major cross-border acquisition in the oil industry in Central Europe. MOL believes that this integration will enable the partners to exploit further synergies and realise other benefits from closer co-operation between the two companies. MOL and Slovnaft are jointly addressing the issue of meeting European Union 2005 fuel quality standards and benefits have already been achieved in the license procurement phase. Slovnaft has the ability to deliver its products to the Czech Republic and Austria, two countries which the Company considers to have good growth prospects. Accordingly, the Company believes that Slovnaft also serves as a platform for further regional expansion, which may include additional investments in Southern Poland and the Czech Republic.

On 19 December 2002, MOL signed a joint venture agreement with Yukos providing for the joint development and production of the Zapadno-Malobalyk field in Russia. The transaction has been completed as of 17 March 2003. In accordance with the joint venture agreement, the project has been implemented by a joint venture company, owned 50-50% by MOL and Yukos, and incorporated in Russia. The joint venture company is directed and supervised by a Board of Directors, consisting of three delegates from MOL and three delegates from Yukos. To date the Company's investment in ZMB (including the acquisition price and the amount of capital expenditure financing) has been HUF 29.8 billion (USD 131.7 million).

MOL is the direct and indirect owner of 52.3% of TVK Rt's ("TVK") share capital, the principal Hungarian petrochemical production company. TVK is one of the major players on the fast growing Central European petrochemical market and the sole olefin and polyolefin production company in Hungary. Its petrochemical production, sales and marketing of polymers are also part of MOL's petrochemicals segment. MOL integrated TVK's functional units into MOL Group which started from 1 July, 2004. MOL's strategic investment in TVK has helped to create a secure petrochemical feedstock customer as well as a platform for further petrochemicals growth.

The Company expects petrochemical sales to increase in the future as a result of tightening environmental quality requirements which make a larger proportion of petroleum products suitable only for petrochemical feedstock but not for motor fuels. Management of MOL believes that petrochemical investments are also attractive as petrochemical margins are generally higher than refinery margins across the cycle. Accordingly, the Company believes that it will benefit from the integration of its refining capacity with TVK's petrochemical capacity.

In addition, since November 10, 2003, the Company holds an interest of 25.0% plus one share in INA d.d. ("INA"), the principal oil and gas company in Croatia pursuant to two agreements, the Shareholders Agreements and Share Sale Agreement, signed with the Government of Croatia and one agreement, the Co-operation Agreement, signed with INA. The transaction was completed on November 10, 2003. The total consideration paid by MOL for the shares of INA was HUF 110 billion (USD 505 million). INA is engaged in exploration and production of crude oil and natural gas, import and wholesale of natural gas, as well as the refining of crude oil and wholesale and retail marketing of petroleum products. INA also has a retail network of 444 filling stations through which it sells gasoline and other refined petroleum products. Under the purchase agreement that MOL signed with the government of Croatia, INA's largest shareholder, MOL has the right to appoint two members to the supervisory board and two members to the management board, including the chief financial officer and corporate service director of INA. Moreover, the Shareholders Agreement provides MOL with veto rights on certain key matters. Furthermore the Shareholders Agreement and the Co-operation Agreement comprises undertakings by MOL, including but not limited to the maintenance of INA's business and presence in Croatia and provide for co-operation between INA and MOL in wholesale and retail marketing in Bosnia, Montenegro, Kosovo, Albania and Serbia. Since the completion of the acquisition of an unconsolidated stake in INA, the Company has been studying various opportunities to co-ordinate INA's operations with its business. The Company believes that INA is well positioned in the Central European oil product markets as it is located in the strategic Baltic-Adriatic corridor and INA has strong market position in Croatia, Bosnia, Slovenia and Albania. However, MOL's managers do not expect to fully integrate INA's businesses as INA is, to a large extent, controlled by its majority shareholder, the Croatian government. Accordingly, INA is described separately from the group of consolidated companies in this Prospectus. MOL is subject to limitations and restrictions on its ability to disclose all of the information regarding INA which may be considered material by investors. (See Chapter I Section 2.2.6 of the Prospectus.)

The following graph presents structure of MOL Group with assigned activities to its structure.


MOL
Exploration and Production
Natural Gas
Refining and Marketing
Petrochemicals
ZMB (50%
Gas Subsidiaries (100%)
Slovnaft
(98.4%)
INA
(25.0%)
TVK
(52.3%)

In 2003, MOL Group consolidated net sales revenues increased by 30% from HUF 1,159.7 billion (USD 4.5 billion) in 2002 to HUF 1,504.0 billion (USD 6.7 billion) of which HUF 309.1 billion (USD 1.4 billion) was the result of the Slovnaft full consolidation from the second quarter of 2003. MOL Group sales to customers outside Hungary in 2003 reached HUF 596.2 billion (USD 2.6 billion), up by 78%, and represented 40% of total sales. For 2003 and 2002, the Company had EBITDA of HUF 178.3 billion (USD 794.6 million) and HUF 128.8 billion (USD 499.8 million), respectively, that represented a growth by 38%.

Each of Slovnaft, TVK and INA maintain independent financial accounts, and all contracts among these companies and with them are on an arm's-length basis.

1.2 MOL Group's Operations Overview

MOL Group, beyond MOL Plc., operates through a number of direct and indirect wholly or majority owned subsidiaries. Its operations are broadly divided among the following businesses:

- the Exploration and Production business is responsible for domestic and international oil and gas exploration, development and production activities;
- the Refining and Marketing business processes crude oil and other feedstock from domestic and import sources, and is responsible for the wholesale marketing of refined products; Retail Marketing business is part of the Refining and Marketing business and operates the network of retail filling stations and manages retail sales of petroleum products, as well as non-fuel (shop) products and services;
- the Natural Gas business through MOL Natural Gas Supply Plc., MOL Natural Gas Storage Plc. and MOL Natural Gas Transmission Plc. (collectively the "Gas Subsidiaries"), is responsible for the purchasing, transmission, wholesale supply and underground storage of natural gas; and
- the Petrochemicals business is responsible for the production and marketing of olefin and polyolefin products.

In addition, reporting under "corporate and other" includes primarily the results of MOL's non-core business activities such as real estate management, but also general administration and management overhead costs and human resource administration-related expenditures.

In 2003 MOL Group produced approximately 2.2 million tonnes of crude oil (including condensate and natural gas liquids, and including ZMB's production of 621 thousand tonnes), representing an average production of 5,962 tonnes per day (approximately 44,400 barrels per day) and 2.9 billion cubic meters of natural gas, representing average daily production of 8.8 million cubic meters per day. In 2002, MOL Group produced 1.5 million tonnes of crude oil (including condensate and natural gas liquids) and 3.1 billion cubic meters of natural gas. In addition, in 2003 INA produced 1.2 million tonnes (25,608 barrels per day) of crude oil and condensate and 1.848 billion cubic meters of natural gas, as compared to 2002 figures of 1.3 million tonnes (26,890 barrels per day) of crude oil and condensate and 1.8 billion cubic meters of natural gas. In addition to its own production, MOL Group also imports natural gas into Hungary and crude oil into Hungary and the Slovak Republic, primarily from Russia.

MOL Group is the only refiner of petroleum products in Hungary and the Slovak Republic. INA is the sole refiner in Croatia. MOL owns three refineries in Hungary, although now only the Duna Refinery conducts crude distillation. In 2003, the Duna Refinery's total throughput was 7.6 million tonnes of crude oil and other feedstock as compared to 7.5 million tonnes in 2002. The throughput of MOL Group's Slovak refinery in Bratislava was 6.2 million tonnes in 2003 and 6.1 million tonnes of crude oil and other feedstock in 2002. In addition, INA's two Croatian refineries processed 5.1 million tonnes in 2003 as compared to 5.0 million tonnes of crude oil and other feedstock in 2002.

As at December 31, 2003, MOL Group's wholesale and retail distribution network included 19 product distribution depots in Hungary and Slovakia and 764 retail filling stations, including 348 MOL-branded retail filling stations in Hungary and 61 in neighbouring countries, 298 Slovnaft-branded stations in the Slovak Republic and 57 in neighbouring countries. Moreover MOL has been recently executing the acquisition transaction of 22 stations in Romania that increased Group's total number of stations to 786. Additionally, on November 23, 2004 the Company announced that jointly with MOL Romania it has signed a Sale and Purchase Agreement with Shell Group for the acquisition of 100% of the shares of Shell Romania S.r.l. The deal includes a network of 59 retail service stations geographically spread across Romania and the Lubricants, Aviation and Commercial businesses. Through this transaction the total number of MOL-operated filling stations in Romania will exceed 130 stations. The sale is subject to relevant regulatory approvals and completion is expected to take place in early 2005. In 2003, the MOL Group sold 1.4 million tonnes of fuel (LPG excluded) through these retail filling stations as compared to 1.0 million tonnes in 2002 (excluding sales made through franchised stations, all of which are located in Hungary). In addition, as at December 31, 2003 INA owned 13 operating depots and 3 wholesale depots and operates 473 retail filling stations,

including 423 stations in Croatia. These stations are primarily owned and operated by INA. In 2003, INA had retail sales of approximately 1.2 million tonnes.

MOL Natural Gas Supply Plc. is currently the sole public utility wholesaler of natural gas in Hungary and its customers include gas distribution companies, power stations and other large industrial users. To supply enough natural gas to satisfy Hungarian demand, in addition to MOL Group's domestic gas production, MOL Natural Gas Supply Plc. purchases natural gas from third parties, primarily from Russia. In 2003, sales of natural gas produced from MOL Group's Hungarian fields were approximately 2.6 billion cubic meters and sales of imported natural gas were approximately 11.4 billion cubic meters. MOL Natural Gas Transmission Plc. owns and operates the gas delivery stations, the compressor stations and the high-pressure natural gas transmission pipeline network in Hungary, which transports natural gas to distribution companies and directly to commercial customers. It is responsible for both the transmission business in Hungary and the transit of natural gas to some markets outside of Hungary. MOL's exploration and production business and MOL Natural Gas Storage Plc. owns and manages five underground gas storages. On November 4, 2004 these three Gas Subsidiaries were subject to agreements on the partial sale and associated option agreements signed between MOL and E.ON Ruhrgas International. The transaction is subject to regulatory approvals, including the Hungarian Energy Office and the relevant competition offices, with closing anticipated in the first half of 2005. A successful sale would potentially streamline cash flows, which may be invested in other projects.

Through TVK, MOL Group operates an ethylene cracker, with a capacity of 370 thousand tonnes of ethylene per year, as well as two low-density and one high-density polyethylene plants with total low-density polyethylene capacity of 120 thousand tonnes per year and high-density polyethylene capacity of 200 thousand tonnes per year. TVK also produces various grades of polypropylene in its two polypropylene plants with an aggregate capacity of 280 thousand tonnes per year. In 2003, and in 2002, TVK produced 353 thousand tonnes and 365 thousand tonnes of ethylene respectively. In 2003 and in 2002 the polypropylene production was 272 thousand tonnes and 278 thousand tonnes, respectively, and the high density polyethylene production was 188 thousand tonnes and 195 thousand tonnes, respectively. The low-density polyethylene production of TVK was 109 thousand tonnes and 113 thousand tonnes in 2003 and in 2002 respectively. In 2003, and in 2002, TVK sold 847 thousand tonnes and 818 thousand tonnes of petrochemicals, respectively. MOL Group's refineries supply most of the feedstock for its petrochemical production.

In addition, through Slovnaft, MOL Group operates an ethylene plant with a capacity of 219 thousand tonnes of ethylene per year. Slovnaft also operates a low-density polyethylene plants with the total capacity of 170 thousand tonnes per year and two polypropylene plants with the total capacity of 82 thousand tonnes per year. In 2003, and in 2002, Slovnaft produced 192 thousand tonnes and 210 thousand tonnes of ethylene respectively. The polypropylene production was 79 thousand tonnes and 82 thousand tonnes in 2003 and 2002, respectively. The low-density polyethylene production of Slovnaft was 157 thousand tonnes and 168 thousand tonnes in 2003 and in 2002, respectively. In 2003, and in 2002, Slovnaft sold 262 thousand tonnes and 282 thousand tonnes of petrochemicals respectively.

The following table sets forth certain information relating to consolidated operations of MOL Group.

Year Ended December 31	2003	%	2002	%	2001	%
Net proved reserves—MOL[1] [2] [3] [4]						
Crude oil (thousand tonnes)	14,815	-	14,064[6]	-	15,319	-
Natural gas (million cubic meters)	26,199	-	28,343[6]	-	32,751	-
Total (thousand tonnes of crude oil equivalent)	**35,704**	-	**36,408**	-	**40,767**	-
Production—MOL[2]						
Crude oil (thousand tonnes)	2,176	-	1,482	-	1,519	-
Natural gas (million cubic meters)	2,940	-	3,101	-	3,226	-
Total (thousand tonnes of crude oil equivalent)	**4,440**	-	**3,910**	-	**4,006**	-
Purchasing — MOL Group[5]						
Crude oil (thousand tonnes)	9,362	-	4,880	-	5,770	-
Natural gas (million cubic meters)	12,189	-	10,700	-	9,587	-
Refining — MOL Group[5]						
Crude refining throughput (thousand tonnes)	10,488	-	5,990	-	6,842	-
Natural gas sales (billions cubic meters)	**14.0**	-	**12.9**	-	**12.9**	-
Petroleum product sales - MOL and Slovnaft without petrochemical feedstock (thousand tonnes)[5][6] in line with the figures published in the annual report						
Gasoline	2,801	28.3%	1,689	25.6%	1,717	25.5%
Diesel and heating gas oil	4,941	50.0%	3,086	46.7%	2,687	39.9%
Fuel Oil	561	5.7%	622	9.4%	1,386	20.6%
Other	1,586	16.0%	1,208	18.3%	940	14.0%
Total Sales	**9,889**	**100.0%**	**6,605**	**100.0%**	**6,730**	**100.0%**
MOL Group polymer sales: [5] (thousand tonnes)						
Low-density polyethylene	233	30.6%	111	18.6%	107	19.3%
High-density polyethylene	187	24.5%	197	33.1%	187	33.6%
Polypropylene	342	44.9%	288	48.3%	262	47.1%
Total polymer sales	**806**	**100.0%**	**596**	**100.0%**	**556**	**100.0%**
Number of retail filling stations (MOL and Slovnaft)	764	-	431	-	443	-
Total number of employees (MOL, TVK and Slovnaft)[1][5]	15,866	-	12,932	-	16,438	-

(1) At the end of period.

(2) Includes MOL's Hungarian and international reserves. Production data includes ZMB from April 1, 2003, the date of its consolidation. Crude oil reserves and production data includes condensates and natural gas liquids.

(3) For a description of how net proved reserves are calculated, see Chapter I Section 1.2.2.2 of the Prospectus

(4) The value of net reserves as on December 31, 2002 was adjusted to reflect changes in Hungarian royalty payments which became effective on August 9, 2003. As adjusted, MOL's net proved reserves were comprised of 13,630 thousand tonnes of crude oil and 24,811 million cubic meters of natural gas.

(5) Figures for Slovnaft and TVK are only included for the periods in which they were fully consolidated, TVK since 1 January, 2001 and Slovnaft from the second quarter of 2003

(6) Includes products imported for resale.

The following table sets forth net sales revenues and operating profit for each of MOL's business segments in HUF millions and the same data as a percentage of its total net sales and operating profit, respectively.

	30 June 2004	%	30 June 2003	%	31 December 2003	%	31 December 2002	%	31 December 2001	%
Results of individual businesses										
Net external sales[1]										
Exploration and production	15,454	1.7%	7,036	1.0%	10,287	0.7%	4,486	0.4%	6,169	0.5%
Refining and marketing [3]	487,426	55.2%	383,590	55.4%	890,639	59.2%	652,886	56.3%	671,311	57.1%
Natural gas	279,531	31.6%	220,484	31.8%	430,162	28.6%	359,639	31.0%	329,029	28.0%
Petrochemicals [2]	93,345	10.6%	80,284	11.6%	169,006	11.2%	123,510	10.7%	139,141	11.8%
Corporate and other	7,631	0.9%	1,385	0.2%	3,944	0.3%	19,136	1.7%	29,119	2.5%
Total net sales	**883,387**	**100.0%**	**692,779**	**100.0%**	**1,504,038**	**100.0%**	**1,159,657**	**100.0%**	**1,174,769**	**100.0%**
Operating profit/ (loss)										
Exploration and production	24,840	-	29,156	-	43,201	-	51,355	-	67,164	-
Refining and marketing [3]	55,888	-	25,665	-	67,931	-	37,350	-	70,136	-
Natural gas	32,263	-	(11,975)	-	6,164	-	195	-	(122,170)	-
Petrochemicals [2]	7,132	-	4,821	-	1,271	-	3,108	-	4,985	-
Corporate and other	(15,827)	-	(17,192)	-	(35,614)	-	(35,149)	-	(24,857)	-
Inter-segment transfers [1]	3.822	-	(2,036)	-	(143)	-	310	-	1,565	-
Total operating profit/ (loss)	**108,118**	-	**28,439**	-	**82,810**	-	**57,169**	-	**(3,177)**	-

(1) Net external sales revenues include only sales to third parties outside the Group. Total sales of the segments in 2003 were the following: Exploration and Production (HUF 151,457 million), Refining and Marketing (HUF 1,008,382 million), Natural Gas (HUF 439,104 million), Petrochemicals (HUF 197,068 million) and Corporate and other segment (HUF 25,060 million).The operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers petrochemical feedstock, propylene and gases to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices

(2) With effect from January 2001 the Company's business is organized into four major operating business units, and an additional segment of corporate and other, and shows the effect of inter-segment transfers on operating profit separately.

(3) Including the retail marketing business

Although net sales in exploration and production segment in 2003 increased by 130% to HUF 10.3 billion (USD 45.8 million) vs. HUF 4.5 billion (USD 17.4 million) in 2002, mainly due to the consolidation of ZMB project, the operating profit in 2003 decreased to HUF 43.2 billion (USD 192.5 million) from HUF 51.4 billion (USD 199.1 million) in 2002 and HUF 67.2 billion (USD 234.4 million) in 2001. The profit was favourably influenced by the increase in crude oil production and higher oil and gas transfer price, but these positive factors were unable to compensate the effect of the negative changes in regulatory environment. Excluding the effect of the supplementary royalty (for details see Chapter VI Section 3 of the Prospectus), operating performance improved by 16% year-on-year to HUF 59.4 billion (USD 264.7 million). In the first half of 2004 the operating profit decreased to HUF 24.8 billion (USD 118.8 million) from HUF 29.2 billion (USD 130.4 million) in the first half of 2003. The net sales of the segment in the first half of 2004 increased to HUF 15.5 billion (USD 74.0 million) vs. HUF 7.0 billion (USD 31.4 million) in the first half of 2003, partly due to the consolidation of ZMB project, partly because of the crude oil and natural gas production growth and higher oil and gas transfer price. But these positive factors could not compensate for the negative effect of the introduction of the supplementary royalty on domestic gas production. Excluding the effect of the supplementary royalty operating performance improved 568% to HUF 45.6 billion (USD 218.5 million).

Refining and marketing sales in 2003 grew by 36% to HUF 890.6 billion (USD 4.0 billion) from HUF 652.9 billion (USD 2.5 billion) in 2002 resulting in operating profit rise to HUF 67.9 billion (USD 302.7 million) by 82% comparing to 2002. Recent dramatic growth in operating results was primarily reflecting the positive effects of higher

refining margins and the consolidation of Slovnaft, but partly counterbalanced by the negative effect of HUF strength against the USD. The segment's sales in the first half of 2004 grew by 27% to HUF 487.4 billion (USD 2.3 billion) from HUF 383.6 billion (USD 1.7 billion) in the first half of 2003 resulting in operating profit rise to HUF 55.9 billion (USD 267.8 million) by 118% comparing to the first half of 2003. Growth in operating results was primarily reflecting higher sales volumes (mainly by Slovnaft, which was consolidated from the second quarter of 2003) and favourable crack spreads, but partly counterbalanced by the strength of local currencies against the USD.

The Natural Gas segment revenues reached HUF 430.2 billion (USD 1.9 billion) and HUF 359.6 billion (USD 1.4 billion) in 2003 and 2002 respectively, representing growth of approx. 20%. Operating results in 2003 improved to reach HUF 6.2 billion (USD 27.5 million) as compared to HUF 0.2 billion (USD 0.8 million) in 2002. Such rapid and significant improvement was mainly a result of the one-off gain of HUF 11.2 billion (USD 49.9 million) recorded from the partial divestment of the retail gas portfolio which compensated the underlying HUF 5.0 billion (USD 22.3 million) operating loss incurred on the business. The Natural Gas segment revenues reached HUF 220.5 billion (USD 984.8 million) and HUF 279.5 billion (USD 1.3 billion) in the first half of 2003 and 2004 respectively, that represented the growth by approx. 27%. Operating result in the first half of 2004 improved to reach HUF 32.3 billion (USD 154.8 million) as compared to a loss of HUF 12.0 billion (USD -53.6 million) in 2003.

Petrochemical segment's sales showed a positive trend growing by approx. 37% to HUF 169.0 billion (USD 753.2 million) in 2003 from HUF 123.5 billion (USD 478.7 million) in 2002. Nevertheless, operating profit fell to HUF 1.3 billion (USD 5.7 million) in 2003, from a HUF 3.1 billion (USD 12.1 million) profit in 2002. Recent deterioration is largely due to the unfavourable petrochemical industry environment, particularly in the third quarter 2003. In the first half of 2004 the operating profit of Petrochemical segment was HUF 7.1 billion (USD 34.0 million) compared to the profit of HUF 4.8 billion (USD 21.4 million) in the first half of 2003. The profit was influenced by the unfavourable external environment mainly due to the significant increase in Naphta quoted prices. However this unfavourable effect was compensated by the positive effects of a weakening USD against EURO, which resulted in cheaper feedstock prices, the increasing polymer sales volumes and the effect of efficiency improvement projects on cost savings. After considering the consolidation of Slovnaft within the accounts (in Q2 2003), Petrochemicals sales increased by 43% to HUF 93.3 billion (USD 447.1 million) in the first half of 2004 from HUF 80.3 billion (USD 358.6 billion) in the first half of 2003.

1.3 Exploration and Production

MOL and its predecessors have been engaged in the exploration for natural gas and crude oil since the 1930s. In Hungary MOL Group pursues its exploration by MOL Plc. only. Company's reserves are primarily located in Hungary, however, through joint ventures MOL Group also has an interest in reserves in Russia and Pakistan. As on December 31, 2003, MOL Group had the right to explore hydrocarbons in 32 blocks in Hungary, comprising a total area of approximately 33,573 square kilometres. In addition, through its subsidiaries, MOL Group participates in the exploration of four international exploration blocks in Pakistan, Yemen and Kazakhstan.

In 2003 MOL Group produced most of the crude oil and all of the natural gas in Hungary. Its production activities are carried out within 13 domestic operational units on 59 oil and 71 gas fields. Due to structural changes, since November 1, 2003 MOL has conducted its operations using eight production units. Alongside its production activity, MOL's exploration and production business and MOL Natural Gas Storage Plc. operate five underground gas storage facilities and two gas processing plants.

In addition to MOL's exploration and production business, INA had proven reserves as at December 31, 2003 of approximately 222 million barrels of crude oil equivalent in Croatia, Angola and Egypt. INA managers believe that one of its blocks in Syria may prove to be productive and they are investigating additional blocks in Egypt and Syria. In 2003 INA had average daily net production of approximately 8,302 tonnes of crude oil equivalent.

1.3.1 Natural gas and crude oil reserves

According to the recent reserve review, total net proved developed and undeveloped reserves of MOL Group at December 31, 2003 were 26.2 billion cubic meters of natural gas and 14.8 million tonnes of crude oil (including

condensate and gas liquids). The reserves on December 31, 2002 consisted of 28.3 billion cubic meters of natural gas and 14.1 million tonnes of crude oil.

MOL Group's Hungarian reserves have generally been declining due to production and the maturity of Hungarian exploration areas. However, MOL Group's net proved reserves increased by 2.4 million tonnes of crude oil equivalent in 2000 and 2001, when evaluation of Mezősas-Nyugat field was finished and the Hosszúpályi and Tóalmás fields were discovered.

The following two tables set forth MOL's net proved developed and undeveloped reserves of natural gas and crude oil (including condensate and natural gas liquids) in Hungary as in the periods presented.

As at December 31, 2003	Natural gas[1]	Crude oil (including condensate and natural gas liquids)	Combined[2]	Percentage of combined net proved reserves
	(billion cubic meters)	(thousand tonnes)	(ktoe)[3]	(%)
Hungarian fields - Net proved reserves:[4]				
Algyő	9,434	3,868	11,724	53%
Kiskundorozsma	83	451	523	100%
Üllés	979	172	928	65%
Mezősas	2,880	1,436	3,782	36%
Sávoly	103	2,267	2,293	13%
Other Hungarian fields	12,720	4,462	14,295	49%
ZMB	0	2,159	2,159	100%
Total	**26,199**	**14,815**	**35,704**	**51%**

(1) Includes both hydrocarbon and non-hydrocarbon gas components.

(2) Crude oil equivalent data is based on the caloric value data of each field.

(3) Thousand tonnes of crude oil equivalent.

(4) For a description of how net proved reserves are calculated, see a description under the table below.

Year ended December 31,	2003	2002	2001
Net proved reserves:[1]			
Natural gas (million cubic meters)	26,199	28,343	32,751
Crude oil – including condensate and natural gas liquids) (thousand tonnes)	14,815	14,064	15,319
Total (thousand tonnes of crude oil equivalent)	**35,704**	**36,408**	**40,767**
Net proved developed and producing reserves:[2]			
Natural gas (million cubic meters)	12,048	13,488	18,506
Crude oil (thousand tonnes)	8,898	6,609	7,357
Total (thousand tonnes of crude oil equivalent)	**18,157**	**17,165**	**21,605**

(1) "Proved reserves" are limited to those quantities of natural gas and crude oil which can be expected, with little doubt, to be recoverable commercially at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods. Net proved reserves are calculated after deductions in respect of government royalties.

Proved reserve estimates are based on constant prices and costs. Between 2001 and 2003, prices used are the per-field weighted average market price received by it for each year adjusted by field. Prices used are year-end world market (Brent) price received by MOL, in the

case of crude oil, adjusted by the quality parameters of the field. Costs used are the per field average wellhead value, production and transportation costs held constant throughout the life of the field.

(2) *"Proved developed and producing reserves" are those reserves which are expected to be produced from existing completion intervals now open for production in existing wells. Proved developed non-producing reserves are: (i) those reserves expected to be produced from existing completion intervals in existing wells, but due to pending pipeline connections or other mechanical or contractual requirements hydrocarbon sales have not yet commenced; and (ii) other non-producing reserves which exist behind the casing of existing wells, or at minor depths below the present bottom of such wells, which are expected to be produced through these wells in the predictable future, where the cost of making such natural gas and crude oil available for production should be relatively small compared to the cost of a new well.*

As on December 31, 2003, approximately 61% of MOL Group's reserves consisted of natural gas (excluding condensate and natural gas liquids).

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond MOL Group's control. The reserve data set forth in this Prospectus represent only estimates and should not be construed as exact quantities.

1.3.2 Exploration

1.3.2.1 Domestic exploration

In the last 65 years MOL and its predecessors have discovered more than 300 oil and gas fields in Hungary. It conducted exploration program according to a three-year business plan with the objective of discovering economically recoverable hydrocarbons. The Company's exploration strategy focuses on the evaluation of prospects in the "traditional" exploration areas adjacent to existing fields. MOL seeks to reduce the risks associated with wildcat drilling through the use of 3-D seismic surveys and data processing and interpretation techniques. Beginning in the late 1990s, the Group commenced exploration of the unexplored areas of sedimentary sub-basins that have demonstrated potential according to previous geophysical investigations. These exploration efforts are particularly focused on exploring for reservoirs in basement formations and Pliocene sediments around the currently producing fields and in unexplored areas. Based on more detailed geological models and new discoveries, it is believed that these areas will provide the greatest opportunities for discovering further reserves in Hungary.

Domestic exploration activities of MOL Group are perceived through MOL Plc.

Currently, in Hungary MOL Group's exploration activity is focused on three core regions:

- *The Derecske Trough.* The Derecske Trough, in East Hungary, represents an important domestic exploration area for MOL. Following the discovery of the Hosszúpályi-D gas field in this region in 2001, MOL drilled two appraisal wells in 2002 and 2003 which have added 1.7 billion cubic meters of commercial gas reserves to MOL's initial reserve estimates for 2001. The proved reserves of this field are estimated to be approximately 4 billion cubic meters as on December 31, 2003. In 2002, MOL Group conducted 3-D seismic tests to the north-east of the field to identify further promising accumulations. The drilling program of the area is currently going on.
- *Paleogene Basin.* Based on the results of MOL Group's 3-D seismic surveys in the Paleogene Basin of Central Hungary, MOL discovered the Tóalmás-D and the Nagykáta oilfields in 2001. The proved reserves of these fields were 1.7 million tonnes as on December 31, 2001. MOL Group drilled appraisal and wildcat wells in 2002 and 2003 in the exploration area, and these have resulted in additional discoveries of 0.3 million tonnes.
- *Western Transdanubia.* In the third major region, Western Transdanubia, MOL has detected hydrocarbon at several wells during the last three years. It is planned to drill wells during the next two years.

As on December 31, 2003 MOL Group operated 32 exploration blocks in Hungary with a total area of 33,573 square kilometres, representing approximately 60% of total Hungarian exploration acreage. In the opinion of MOL's managers the Group holds almost all of the proved domestic reserves in Hungary. In 2003 MOL Group completed 5 seismic surveys and 13 exploratory wells (2 gas producing, 3 oil producing and 8 dry). One of the productive wells resulted in the discovery of an additional 0.8 billion cubic meters of proved natural gas reserves while our most

successful oil well discovery added 0.3 million tonnes crude reserves. Largely as a result of the Group's exploration efforts, its average reserve replacement ratio for the three year period ended December 31, 2003, was 90.4.

1.3.2.2 International exploration

At the beginning of 1992, MOL began to seek opportunities to expand its exploration and production activities internationally. This strategy involved expanding its international portfolio on a project-by-project basis with partners in order to reduce costs, share risk and increase the execution speed of such projects. In 1999, MOL decided to focus its efforts primarily on the acquisition of producing fields and participation in upside exploration.

In December 2002, MOL signed a joint venture agreement with Yukos providing for the joint development and production of the Zapadno-Malobalyk oil field in West Siberia, which MOL's managers believe is one of the first such projects under the standard Russian licensing regime with a foreign partner. Due to certain administrative requirements concerning the registration of MOL's participation, the Russian joint venture agreement was completed on March 17, 2003.

Pursuant to the agreement, MOL holds a 50% interest in the joint venture entity. Through ZMB, the Company participates in the development and production of an oil field with estimated recoverable reserves of 20 million tonnes (145 million barrels) as on December 31, 2002. The reserve data was confirmed by Gaffney, Cline & Associates.

Total ZMB field production at the end of 2003 was approximately 33,000 barrels per day, and the actual production is about 44,400 oil barrels per day in average. The development plan of the Zapadno-Malobalyk field, with a total planned development capital expenditure of around USD 300 million, envisages up to 55,000 barrels per day peak production rate by year end 2005. Currently, ZMB's production assets include a water injection system for reservoir pressure maintenance, approximately 80 kilometers of infield access roads and a central crude processing facility with a capacity of approximately three million tonnes of oil per year. Since March 2004, the crude transportation is supplied directly into the Transneft pipeline system. MOL's 50% share in ZMB's planned production would be in excess of Company's current total Hungarian oil production. Approximately 30% of sales are made with reference to the international market price of crude oil. To date, MOL's investment in ZMB (including the acquisition price and the amount of capital expenditure financing) has reached HUF 29.8 billion (USD 131.7 million).

The joint venture with Yukos represented a shift in MOL's international exploration strategy towards reserve acquisitions, and Russia was chosen as one of the primary areas for expansion. Simultaneously, the Company has reduced its other active projects to three non-Russian international exploration blocks, which are summarized in the table below.

Year Commenced	Country	Block	Area (km^2)	Operator	Partners	MOL Share
1997	Yemen	Block 48	3,764	MOL	Yemen Company	87.5%
1998	Yemen	Block 49	2,088	MOL	Yemen Company	85.0%
1999	Pakistan	Tal	4,643	MOL	OGDCL (30%), PPL (30%), POL (25%), GOP (5%)[(1)]	8.43%
2004	Kazakhstan	Federovsky	2,400	Avery	Avery (55%), FIOC (22.5%)	22.5%

In Yemen an exploration well was drilled in Block 48 during 2003 which resulted in a good condensate and gas flow. Although it was not a commercial discovery, it is believed that these results are encouraging. The decision was made to continue the exploration of Block 48. In Block 49 MOL has completed the seismic acquisition and the drilling of a second exploratory well as part of the second exploration phase.

In line with MOL Group's strategy MOL has signed a contract for the acquisition of a 22.5 % share in the

Fedorovsky block, located in North-West Kazakhstan next to the Russian border and the giant Karachaganak field. The 2,400 square kilometre block is close to existing infrastructure. The three party consortium includes MOL Plc. and American First International Oil Company (FIOC) each with a 22.5% shares and Avery Worldwide Limited with the remaining stake. The consortium is performing upside exploration with Avery Worldwide Limited acting as operator. The consortium at present is in the second exploration phase. The work commitment covers the drilling of two wells and 150 square kilometres 3D seismic acquisition and processing. The consortium expects to complete the second exploration phase in 2006. MOL has entered on a ground floor basis and past costs will be compensated via financing a higher proportion of the future work program. MOL's share of past costs amounts to USD 9.45 million and MOL Plc. expects to spend up to an additional USD 18.0 million to complete its commitments in this exploration phase. Management of MOL estimates that the block possesses significant oil, condensate and natural gas potential.

In addition to MOL's exploration, INA maintains its own exploration program. As at December 31, 2003, INA held onshore and offshore exploration blocks in Croatia and it was also exploring blocks in Albania, Syria and Egypt, as well as offshore blocks in Angola. Of these, Syria yielded successful test wells and INA is continuing to investigate this block. INA has also entered into a joint venture with ENI to develop offshore gas fields in the Northern Adriatic and construct a subsea pipeline and other facilities to transport this gas to the Croatian mainland.

1.3.3 Production

MOL's upstream operations in 2003 were characterised by intensified production at existing fields and trial production at new fields pushing domestic crude production up by 8.0% over the year. MOL has also seen the positive impact of its joint venture with Yukos in Western Siberia, which is already cash flow positive. Production in 2003 was on schedule at 621 thousand tonnes (representing almost 50.0% of the Hungarian crude production), and is expected to grow in the future, further developing MOL's status as an integrated player.

The following table sets forth MOL Group's average daily production of natural gas and crude oil (including condensate and natural gas liquids) for the periods indicated.

Year ended December 31,	2003	2002	2001
Average daily production[1]			
Hungarian fields			
Natural gas (thousand cubic meters)	8,749	9,229	9,601
Crude oil (tonnes)[2][3]	4,262	4,199	4,316
Total (tonnes of crude oil equivalent) [4]	**10,999**	**11,192**	**11,615**
International average daily production			
Natural gas (thousand cubic meters)	-	-	-
Crude oil (tonnes) [2][3]	1,700	-	-
Total (tonnes of crude oil equivalent) [4]	**1,700**	-	-
Combined			
Natural gas (thousand cubic meters)	8,749	9,229	9,601
Crude oil (tonnes) [2][3]	5,962	4,199	4,316
Total (tonnes of crude oil equivalent) [4]	**12,699**	**11,192**	**11,615**

The following table sets forth MOL Group's annual production of natural gas and crude oil (including condensate and natural gas liquids) for the periods indicated.

Year ended December 31,	2003	2002	2001
Production in stated period [1]			
Hungarian fields (MOL's independent production)			
Natural gas (million cubic meters)	2,940	3,101	3,226
Crude oil (thousand tonnes)[2][3]	1,555	1,482	1,519
Total (thousand tonnes of crude oil equivalent)[4]	**3,819**	**3,910**	**4,006**
International annual production (production of related entities)			
Natural gas (million cubic meters)	-	-	-
Crude oil (thousand tonnes) [2][3]	621	-	-
Total (thousand tonnes of crude oil equivalent) [4]	**621**	-	-
Combined			
Natural gas (million cubic meters)	2,940	3,101	3,226
Crude oil (thousand tonnes)[2][3]	2,176	1,482	1,519
Total (thousand tonnes of crude oil equivalent)[4]	**4,440**	**3,910**	**4,006**

(1) Production figures also include mining royalties paid. Numbers may not add due to roundings.

(2) Includes condensate and natural gas liquids.

(3) MOL's crude oil production is also affected by movements in its natural gas production as crude oil production figures include condensate and natural gas liquids.

(4) Crude oil equivalent data is based on the caloric value data of each field.

In 2003, MOL's natural gas production accounted for 18.4% of Hungary's total natural gas supplied for consumption and crude oil production (including condensates) accounted for 18.9% of its total refinery feedstock requirements.

Most of MOL Group's larger fields have been in production for a number of years and, therefore, MOL's total production has decreased by an annual average rate of 5.0% from 1999 through 2003. Since its peak in 1985, the rate of production from these fields has been steadily declining.

In order to slow the decline in production, MOL is attempting to quickly bring undeveloped reserves into production and to maximize production from its currently operating reservoirs. It is also using enhanced oil recovery ("EOR") methods to maximize recoveries from existing fields in the most efficient manner. The Company is also seeking to maximize recoveries through the use of horizontal drilling, fracturing and acid stimulation techniques as well as chemical treatment and water flooding. Because EOR production is generally more expensive than non-EOR one, its use is highly dependent upon long-term oil prices being sufficiently high to make use of EOR techniques economically feasible. Approximately 15.9% of MOL's crude oil production in 2003 was realised by EOR techniques. Currently MOL employs EOR techniques in 13 reservoirs in seven fields, primarily by the injection of CO_2 and hydrocarbon gas.

The following table sets forth MOL's average natural gas and crude oil production costs for the periods indicated.

Year ended December 31,	2003	2002	2001
Average production costs [(1)]			
Natural gas (USD/million cubic feet)	629.40	508.50	400.20
Natural gas (HUF/thousand cubic meters)	4,985	4,631	4,048
Crude oil (USD/barrel)	6.57	6.44	5.54
Crude oil (HUF/tonne)	10,993	12,543	11,989

(1) Production costs include the costs of lifting, gathering and preparing natural gas or crude oil in Hungary, as well as overhead costs. Royalty and other expenses are excluded. Production costs expressed in U.S. dollars have been converted into Forint at a rate of USD 1.00 = HUF 224.40 for 2003, USD 1.00 = HUF 258.00 for 2002, USD 1.00 = HUF 286.54 for 2001, each as determined by the average USD/HUF middle rate published by the National Bank of Hungary.

In accordance with international practice, the Hungarian government levies a royalty on most crude oil and natural gas produced in Hungary. Generally, the natural gas and crude oil royalty on revenue derived from MOL Group's fields is 12.0% pursuant to the Mining Act. As of August 9, 2003, a higher royalty applies to gas revenue generated from fields put into production prior to January 1, 1998. The royalty with respect to these natural gas fields between August 9, 2003 and October 15, 2003 was 66.2%, from October 15, 2003, it increased to 70.7% and has been consequently lowered and currently reaches 55.0%. However, this royalty should effectively decline as MOL Group's regulated return on its natural gas assets is scheduled to increase over time under the Gas Act. From August 9, 2003 to the end of 2003, managers of the Company estimated that MOL Group's production from fields which are subject to this higher royalty represented more than 85.0% of Group's total production of natural gas and condensates during this period.

Holders of exploration permits can apply to conduct production activities upon demonstrating to the Mining Bureau of Hungary that the reserves are economically recoverable. The production permit runs until the completion of production and abandonment of the site. MOL has the right to produce oil and natural gas at these sites for the entire production life of the fields.

MOL also manages and operates two gas processing plants located near the Algyő and Hajdúszoboszló gas fields. In the plants, the produced natural gas is processed in order to ensure its quality by separating the natural gas and condensates from extraneous solids, liquids and other gases. The Algyő plant has a processing capacity of 7.2 million cubic meters per day, working at 50% of its capacity, producing 450 tonnes of liquefied petroleum gas, 150 tonnes of pentane gas and 120 to 140 tonnes of condensate gas per day. The Hajdúszoboszló plant has a capacity of two million cubic meters per day, working at 35% to 40% of its full capacity, depending on its incoming actual rich gas qualities and sources. It is producing approximately 70 tonnes of liquefied petroleum gas and 80 to 85 tonnes of condensate gas per day.

1.4 Refining and Marketing

MOL Group's Refining and Marketing business segment is responsible for purchasing crude oil and other feedstock and purchasing, processing, refining and distribution, including wholesale and retail distribution of petroleum products.

MOL Group pursues its Refining and Marketing operations through MOL Plc., its domestic and international subsidiaries including Slovnaft and its subsidiaries.

MOL owns three refineries in Hungary - Duna, Tisza and Zala. However, it currently conducts crude distillation only at the Duna Refinery which has a distillation capacity of approximately 8.1 million tonnes per year. In addition, Slovnaft has one refinery in the Slovak Republic with a total nominal crude distillation capacity of 5.4 million tonnes per year. In 2003, MOL and Slovnaft processed approximately 13.8 million tonnes of crude oil and other feedstock, including condensate.

In addition, INA operates two refineries in Croatia with a total nominal crude distillation capacity of approximately 8.5 million tonnes per year.

MOL Group is the leading wholesaler of petroleum products in Hungary and the Slovak Republic, and its wholesale products include a wide-range of goods, including motor gasoline, diesel, heating and fuel oils, LPG, lubricants, naphtha and bitumen. In 2003 MOL and Slovnaft produced approximately 12.4 million tonnes of refined petroleum products. In addition, INA is the leading wholesaler of petroleum products in Croatia, and in 2003, INA processed (in two refineries and Mlaka lubricants) approximately 4.8 million tonnes of refined petroleum products.

In September 2003, MOL acquired and reopened a fuel storage depot in one of its most important export markets, Austria, in Korneuburg near Vienna. This made it possible to supply local filling station networks and end-users directly. The fuel sold from Korneuburg is transported by barge from MOL Group's main refineries in Százhalombatta (Duna Refinery) and Bratislava.

MOL Group also supplies refined petroleum products to its network of filling stations. At the end of 2003, MOL Plc. had 409 filling stations. In Hungary it had 348 filling stations as the combined effect of greenfield investments, the closing of low-efficiency filling stations and reconstruction shutdowns. The number of MOL Group's filling stations in the region increased from 54 to 61 in 2003. Recently MOL Group has been finalising the acquisition of 22 of Shell's petrol stations in Romania, that has been concluded in August 2004. Additional 59 retail service stations in Romania will be brought into the Group in early 2005 once the Sale and Purchase Agreement concluded with Shell Group is executed. Moreover, due to the Slovnaft consolidation, the number of MOL Group filling stations increased by 355 Slovnaft filling stations, of which 298 are operated in Slovakia, and 57 in other countries. After the completion of the Shell acquisition in Romania MOL Group will conduct its retail sales business via the network of 846 filling stations (either company- or dealer owned).

MOL Group's supply, refining, logistics and wholesale marketing activities are operated within an integrated supply chain management system in which a dedicated department plans and coordinates its supply chain based on standardized policies. The work of this department is aided by a bespoke software preparing optimisation alternatives and selecting the best one (PIMS). The Company's managers believe that this coordinated approach helps the Group more quickly respond to internal and external changes and increases the efficiency of its downstream activities. In addition, MOL believes that this system helps it to reduce inventories and operational costs.

1.4.1 Main markets characteristics

Hungary

MOL is the only company carrying out refining activity within Hungary, although its refineries compete with products supplied by other refineries in the neighbouring countries. As there is an overcapacity of petroleum products in the region, the competition among these refineries is strong. The most important competitors are OMV, Česká Rafinérská (Czech Republic), PKN Orlen and refineries located in Romania and in Germany close to the region.

The Hungarian wholesale and retail petroleum product market was liberalized in 1991 with the elimination of price controls and the lifting of import quotas and tariffs resulting in an open and highly competitive market. The wholesale market has moderately but continuously increased during the last couple of years. According to the Company's estimation in 2003, Hungarian motor gasoline demand was 1,415 thousand tonnes, gas oil demand was 2,017 thousand tonnes. Part of this demand has been satisfied with import products from Austria (OMV's Schwechat Refinery), Slovakia (Slovnaft's Bratislava Refinery), the Czech Republic, Poland, Belarus and Romania, though Hungary is a net exporter of motor fuels.

MOL continues to maintain a strong market position in Hungary, reaching a wholesale market share of 80.7% in the case of gasoline and 79.6% in the case of gas oil in 2003 (MOL's share together with that of Slovnaft was 85.3% and 82.6%, respectively). OMV, Shell, Esso, Agip and Jet-Conoco are the most important international oil companies active in the market having wholesale and import activity. Mabanaft, Lukoil and some smaller, independent companies have also been carrying out significant import and wholesale activity lately.

After 1991, several privatization measures were adopted to diversify ownership of Hungary's retail filling station network. As of December 31, 2003, there were approximately 1,500 retail filling stations in Hungary, of which approximately 1,000 were branded stations and the others were non-branded stations typically owned by independent operators.

According to the Hungarian Mineral Oil Association, MOL is the market leader in the Hungarian retail market, having the most filling stations and widest coverage in the country. MOL's fuel market share reached 43.1% in 2003. After MOL, Shell was the second largest petroleum product retailer in Hungary with an estimated market share in 2003 of approximately 16%, based on volumes sold. OMV was in third place, significantly strengthening its position in 2003 following its purchase of Aral's filling stations. Other major participants include Agip, Jet and Esso. In the Company's estimation each had less than 10% of the retail market in 2003. Unlike other markets in Europe, the Hungarian retail petroleum product market is characterized by a large number of independent operators, which in 2003 represented over 30% of the retail sites, but less than 12% of total petroleum product throughput volume. At the beginning of 2004, two hypermarket chains also appeared as discount players in the fuel market. After stagnancy in 2003, market size has slightly increased in the first part of 2004 in spite of the significantly higher fuel prices.

LPG sales has also increased, however, the market is characterized by strong competition and price pressure. In case of lubricants, MOL has succeeded in acquiring a growing share in the shrinking market, while its shop sales are increasing steadily.

The Slovak Republic

According to the Company's estimates in 2003 the Slovakian wholesale motor gasoline demand was 677 thousand tonnes, gas oil demand was 937 thousand tonnes (without state purchase for fuel reserves). Part of this demand has been satisfied with import products from Austria, the Czech Republic, Poland and Hungary, though the Slovak Republic is net exporter of motor fuels. Slovnaft is the only domestic company carrying out refining activity. Since Slovnaft's capacity is higher than the domestic demand, strong market position in the Slovak Republic is important for decreasing the dependence on Slovnaft's export activity. Slovnaft reached a wholesale market share of 72.8% in case of gasoline and 72.3% in case of gas oil in 2003 (its share together with that of MOL was 74.4% and 72.5%, respectively). There are only a few international oil companies (OMV, Shell, Esso, Agip, Jet-Conoco) active in the market having wholesale and import activity. Further competitors are independent reseller companies like Spectrum, Octane and Real-HM.

The Slovak retail market for fuel is competitive and includes international competitors. The Company estimates that, as of December 31, 2003, there were approximately 850 filling stations in the Slovak Republic, of which approximately 600 were branded. Slovnaft is the market leader, with an estimated market share of 45.4% in 2003. Slovnaft is facing heavy competition, including OMV, Shell, Jet, Esso and the Jurki private filling stations network. In 2003, OMV purchased Aral's stations and Shell and OMV purchased Avanti's stations. The hypermarkets have also set up their retail networks. The market is experiencing a consolidation process, during which multinational companies are integrating the smaller chains into their network through acquisitions.

Croatia

According to the Company's estimation in 2003 the Croatian wholesale motor gasoline demand was approximately 800 thousand tonnes, gas and heating oil demand was 1,600 thousand tonnes. INA is the only company carrying out refining activity within Croatia.

INA's wholesale petroleum products market share in its home market varied between 80.5% to 90% during the period 2000-2003. The market share of white products (motor fuels) ranged between 83% and 96%, and of black products (heating oil, bitumen), between 70% and 93%.

The Croatian retail market for fuel is liberalized and competitive, but with exception of OMV does not include major international competitors. MOL estimates that, as of December 31, 2003, there were approximately 670 filling stations in Croatia of which approximately 500 were branded, others were non-branded stations typically owned by independent operators.

INA's retail fuel market share reached 64% in 2003. OMV was the second largest petroleum product retailer with approximately 30 retail stations and an estimated market share in 2003 of 7.5%, based on volumes sold. The large number of independent operators, which in 2003 represented over 25% of the retail sites, but less than 20% of total petroleum product throughput volume.

Retail markets in other Central European countries

Romania: Petrom, the Romanian national oil company under privatization, is the retail market leader in both the number of stations and in fuel volumes. Other significant multinational networks include Lukoil, OMV, and Shell, but the domestic Rompetrol has also major presence on the market. MOL has its presence through its 100% owned subsidiary, MOL Romania. MOL Romania will strengthen its position in the Romanian retail market after acquiring 59 filling stations from Shell and thereby reaching national coverage. However, it has to face the increasing competition of the strengthening players in the dilating market. Both fuel and shop sales have a great growth potential due to the improvement of consumption.

Czech Republic: The major players are OMV, Benzina and Shell (each with over 10% market share), but Agip, Esso, Conoco and local Papoil and Robin Oil are also significant players. The retail market grew by 3% in 2003 and MOL expects a further moderate increase in the market as a result of economic growth and increasing motorization. Slovnaft has an approximately 2% market share and covers mainly the eastern part of the country.

Poland: Although, due to the presence of international companies, the competition in the market has increased significantly in the last couple of years, the domestic oil companies still have leading position. With respect to market shares Orlen holds around 40%, Lotos 6%, international companies 20%, whilst private stations still hold around 34% market share.

Slovenia: Slovenia has a relatively mature motor fuel market. The level of motorization is high, the number of passenger cars per thousand inhabitants is similar to that in Austria. The leading market player is the national oil company, Petrol with almost 70% market share. The only significant competitor of Petrol is OMV-Istrabenz with an almost 20% market share.

1.4.2 Crude Supply

Through the Refining and Marketing segment MOL Group imports crude oil, which primarily involves the purchase of Russian crude oil. The combined volume of imported crude oil constitutes more than 90% of MOL Group's total supplies.

The following table describes MOL Group's sources of crude oil (by volume) in periods indicated.

Year ended December 31[3],	2003	%	2002	%	2001	%
Sources of crude oil (million tonnes)						
Purchases to Duna Refinery[1]	5.2	44.1%	4.9	43.0%	5.8	47.5%
From own production to Duna Refinery[2]	1.1	9.3%	1.0	8.8%	1.0	8.2%
Purchases to Bratislava Refinery	5.5	46.6%	5.5	48.2%	5.4	44.3%

(1) Includes purchases from Yukos, Surgutneftegas, TNK, Tatneft and Polar Lights, but not from Slovnaft.

(2) Without condensate and gas liquids.

Yukos is the biggest supplier of crude oil for MOL Group with more than a 10% share in total costs. In 2003, MOL Group entered into a ten-year agreement with Yukos to purchase crude. Under this agreement MOL Group purchases crude oil at a discount to the Urals Blend spot market price for similar quality crude oil, as a result of the cost advantages to Russian suppliers of transporting oil via pipelines. From June 2003, the crude oil purchasing of MOL and Slovnaft is being jointly managed. MOL Group also has a long term contract with Lukoil. MOL Group also purchases crude oil pursuant to short-term agreements from TNK and Sibneft. Russian supplies of crude oil to MOL has historically been stable with no significant interruptions in recent years. In the event of any interruption in this supply, the *Adria* pipeline is currently available as an alternative means of supply, however, typically at higher cost. In the event of any disruption, MOL Group may also rely on its strategic reserves.

According to the contract with Transpetrol, Slovnaft has the possibility of storing up to 100 thousand tonnes of crude oil in the Transpetrol facilities at the agreed fee. The present contract expires at the end of 2004 when the next contract has to be agreed. The contract with Transpetrol increases the flexibility of Slovnaft in crude purchases.

INA obtains its crude supply from the Mediterranean Sea and from Russia through the *Friendship* and *Adria* pipeline networks pursuant to long-term contracts. In addition, INA obtains oil from its domestic production. In 2002 and in 2003, INA imported 4.0 million tonnes of crude oil. MOL Group has started to coordinate INA's crude supply with its own and Slovnaft's supply.

1.4.2.1 Crude supply logistics

As on December 31, 2003, MOL owned and operated approximately 850 kilometres of crude oil transportation pipelines, with a throughput capacity of approximately 24.0 million tonnes per year comprised of *Friendship* I-II, *Adria* and local pipelines. MOL utilizes the following pipelines to transport crude oil:

- *Friendship I and II pipelines.* MOL owns and operates the Hungarian sections of the two crude pipelines that connect Hungary to the *Friendship* pipeline system (*Friendship* I and II). Ural Blend crude oil is imported from Russia into Hungary through the *Friendship* pipeline via Ukraine. The *Friendship* pipeline system has a total annual throughput capacity of approximately 11.4 million tonnes, comprised of approximately 3.5 million tonnes through the *Friendship* I pipeline, which enters Hungary from the Slovak Republic, and approximately 7.9 million tonnes through the *Friendship* II pipeline, which enters Hungary from Ukraine.
- *Adria pipeline.* MOL owns and operates the Hungarian part of the *Adria* pipeline, which is capable of transporting a variety of crude oils through Croatia from the Omisalj terminal in the Adriatic Sea. The *Adria* pipeline has an annual throughput capacity of 10 million tonnes.

Each of the *Friendship* pipeline system and the *Adria* pipeline has sufficient capacity to satisfy the entire current Hungarian annual demand for crude oil.

As on December 31, 2003, INA held a 16.0% interest in JANAF, d.d., the company which owns and operates the *Adria* pipeline system. There are ongoing discussions regarding the creation of a new export route to transport Russian crude oil to the Mediterranean using existing pipeline infrastructure by reversing the crude flow through the *Adria* pipeline.

The following map illustrates MOL Group's crude oil logistics system.


Friendship I.
Eger
Friendship II.
Duna Refinery
Tisza Refinery
Zala Refinery
product pipeline
Danube
Gellénháza
Bázakerettye
Szank
Kiskunhalas
Adria

MOL Management currently foresees utilizing the *Friendship* pipeline system as its principal source of supply for the foreseeable future, as it is generally less expensive as compared with the *Adria* pipeline. However, MOL managers believe that the *Adria* pipeline is an important strategic source of imported crude oil for the Group because it lowers the risk of supply disruptions and creates price competition for the supply of crude oil to Hungary. In addition, the import of crude oil through the *Adria* pipeline allows MOL Group to lighten its crude oil product mix by bringing lighter, sweeter (lower sulphur content) Middle Eastern and African crude oils from the Mediterranean.

1.4.2.2 Crude transit

In June 2002 MOL signed an inter-company agreement and in December 2002 an inter-state agreement relating to the integration of the *Friendship* and *Adria* crude oil pipeline systems. If the first stage of the investment is completed, MOL will be able to transfer up to five million tonnes of Russian crude oil per year to the Mediterranean through the integrated system. The Company's managers believe that this may enable MOL Group to increase revenues it receives for transit of crude oil for third parties. Although the pipeline is already technically able to transport crude oil to the Adriatic Sea, it is not probable that transfers will commence in the near future.

To maximize the utilization of its fixed assets, MOL provides third parties with transit of crude oil through its pipelines to the extent that MOL has spare capacity. This primarily involves the flow of crude through the Hungarian section of the *Friendship* and *Adria* pipeline systems that MOL owns and operates to Croatia and Serbia. MOL Group charges transit fees based on the volume and distance of crude transported. In 2003, 2002 and 2001 MOL Group transported approximately 0.74 million tonnes, 1.35 million tonnes and 1.21 million tonnes, respectively, for third parties. MOL Group collected transit fees of HUF 0.8 billion (USD 3.7 million), HUF 1.9 billion (USD 7.4 million) and HUF 1.3 billion (USD 5.58 million) in 2003, 2002 and in 2001, respectively.

Although there are only a few crude oil transit customers, this does not entail much risk since the revenue from this activity is marginal compared to MOL Group's main activities.

1.4.2.3 Crude trading

In addition to its crude purchasing, MOL Group is also engaged in limited crude oil back to back trading with a customer in the United Kingdom. These trades involve the purchase and sale of Middle Eastern crude oil. MOL Group seeks to limit its exposure with respect to these trades by using purchase and sale contracts containing identical terms, except for a price differential which allows it to earn a margin on the oil traded. In 2003, the Group's average margin was equivalent to USD 20,000 per million barrels of crude traded.

1.4.3 Refining

MOL Group's primary crude oil refineries are MOL Plc. operated Duna Refinery in Hungary and the Slovnaft operated refinery in Bratislava in the Slovak Republic. The Company also owns the Tisza plant and a specialized bitumen plant, the Zala plant in Hungary. All of these plants operate under common management and, with respect to acquisition of feedstock and end-product production, they operate as a single integrated unit. Through its subsidiary, MOL-LUB Ltd., MOL Group operates the Almásfüzítő lubricant plant. In addition, INA owns two refineries in Croatia.

If Slovnaft had been consolidated from the beginning of 2003, MOL Group would have processed 13.8 million tonnes of crude oil and other feedstock, including condensate in 2003, however due to the consolidation of Slovnaft from the second quarter of 2003 the Group's consolidated crude oil and other feedstock processing amounted to 12.0 million tonnes. MOL processed 7.5 million tonnes in the previous year. In 2003 there was a slight shift in crude supply towards domestic crude oil, which represented 17.2% (1.1 million tonnes) of refinery processing at the Duna Refinery. Slovnaft processed 5.5 million tonnes of imported crude oil (in 2003), 46.7% of the total annual crude oil processed by the Group. During the year 2003 the import of crude oil was integrated with Slovnaft and a long-term supply agreement was signed with the Russian supplier, Yukos, for the delivery of 7.2 million tonnes of crude oil annually.

The following table sets forth the description of MOL Group's major refineries with their total throughput in the periods indicated.

(thousand tonnes)	2003	2002	2001
Duna Refinery	7,614	7,474	6,898
Tisza Plant	-	-	999
Bratislava Refinery	6,236	6,114	5,976
Sisak Refinery	1,740	2,177	1,684
Rijeka Refinery	3,391	2,826	3,342

Set forth below is additional information about MOL's refineries, as well as INA's two refineries.

- *Duna Refinery.* The Duna Refinery is located on the Danube, 30 kilometres south of Budapest. The crude oil processed at the Duna Refinery comes from MOL Group's own production and Russian imports. In addition to motor fuels, heating and fuel oils, the Duna Refinery produces liquid gas products, aromatics, special solvents, naphtha, bitumen, waxes and other products in minor volumes (sulphur, MAA and fumaric acid). It also produces base oils for the Almásfüzítő lubricant plant and feedstock for the production of specialized bitumen to be processed at MOL's Zala plant. Furthermore, it also supplies power plant with grade gas oil to and, in addition to the electricity produced there, purchases steam from the neighbouring power station, Dunamenti Erőmű Rt. This refinery has received an ISO 9002 quality certification.

  The Duna Refinery began its operations in 1965, and has been upgraded and expanded with modern process technology making the refinery a complex, relatively modern refinery with a Nelson Complexity Index calculated by OGJ Worldwide Refining Survey and Complexity analysis, at 9.6, which enables the Duna Refinery to produce petroleum products, which satisfy all the current quality standards set by the European Union. The Duna Refinery's complexity was significantly increased by the residue upgrading project to improve

the proportion of lighter and higher value products produced at the refinery. As part of this project, MOL completed two additional facilities at the refinery, the Linde hydrogen plant and the Claus sulphur recovery plant, and MOL began production at the delayed coker plant in late 2001. The goal of the residue project was to enhance the refinery's conversion level and competitiveness, as well as to improve compliance with environmental standards.

- *Tisza plant.* In addition to its main refineries, MOL also owns two plants, formerly used as refineries, that now have more limited functions and have no operating crude distillation capacity. The Tisza plant is located near the city of Tiszaújváros in North-East Hungary. It began its operations in 1979. In July 2001 MOL ceased crude distillation at Tisza as part of a refinery optimization plan, and it has no upgrading units. It does, however, have a Methyl Tertiary Butyl Ether (MTBE) unit with a capacity of 31,000 tonnes per year and a hydrotreater with desulphurization capacity of 700,000 tonnes per year. The MTBE unit and hydrotreater have high utilization rates and are important in its overall refining system. Reformate gasoline, FCC gasoline and alkylate are transported by pipeline from the Duna Refinery to the Tisza plant for blending into gasoline. MOL currently imports 0.2% sulphur content diesel from Belarus for desulphurization at the Tisza plant.

The following table sets forth certain information for MOL's Duna and Tisza refineries for the periods indicated.

Year Ended December 31	2003	%	2002	%	2001	%
Refinery utilization(1)						
Duna Refinery	88.7%	-	83.3%	-	83.9%	-
Tisza plant	-	-	-	-	42.2%	-
Throughput (thousand tonnes)						
Crude oil	6,343	83.3%	5,991	80.1%	6,670	84.5%
Condensate	219	2.9%	223	3.0%	259	3.3%
Other	1,052	13.8%	1,260	16.9%	968	12.2%
Total throughput	**7,614**	**100.0%**	**7,474**	**100.0%**	**7,897**	**100.0%**
Production volumes (thousand tonnes)						
Liquefied petroleum gas	158	2.2%	163	2.3%	141	1.9%
Gasoline	1,470	20.7%	1,543	21.7%	1,598	21.7%
Naphtha	834	11.8%	786	11.1%	839	11.4%
Jet fuel	202	2.8%	183	2.6%	179	2.4%
Gas and heating oil	3,109	43.8%	3,039	42.8%	2,652	36.1%
Fuel oil	317	4.4%	324	4.6%	1,194	16.2%
Bitumen	305	4.3%	331	4.6%	229	3.1%
Petrolcoke	246	3.5%	247	3.5%	27	0.4%
Others	459	6.5%	485	6.8%	500	6.8%
Total	**7,100**	**100.0%**	**7,101**	**100.0%**	**7,359**	**100.0%**

(1) Represents capacity utilization of distillation units.

As a result of the addition of the delayed coker plant at the Duna Refinery in 2001, the product slate of the refinery was improved significantly as MOL Group is now able to upgrade refinery residue, which prior to the commissioning of the delayed coker plant could only be sold at a low price as heavy fuel oil. Now, the proportion of lighter, higher value products has increased. The percentage of motor gasoline output increased, as a result of the delayed coker plant, from 22% to 25%, gas oil output increased from 38% to 41%, heavy fuel oil output decreased from 15% to 2%. The margins of the refinery have increased as a result of this product shift. In addition, petrolcoke produced during the residue upgrading process is sold.

- *Zala plant and Almásfüzitő lubricant plant.* Both the Zala plant and the Almásfüzitő lubricant plant have specialized functions and small capacities. In November 2001 MOL ceased crude distillation at the Zala plant, which is located near the city of Zalaegerszeg in West Hungary. The plant primarily produces specialized bitumen products. The Zala plant has the capacity to produce 180,000 tonnes of bitumen per year. The Almásfüzitő lubricant plant is an integrated lubricants blending and packaging plant.
- *Slovnaft's Bratislava Refinery.* This refinery is located on the outskirts of Bratislava, the Slovak Republic. The refinery produces a range of transport fuels, fuel oils, lubricants and petrochemical products. It processes Russian Export Blend crude oil, which is purchased from Russia, and transported via the Transpetrol crude oil pipeline which is currently owned by the government of the Slovak Republic and Yukos. The Bratislava Refinery has a Nelson Complexity Index of 9.9 (calculated by Wood McKenzie), which enables Slovnaft to produce petroleum products, which satisfy the quality standards set by the European Union.

The following table sets forth certain information for Slovnaft's Bratislava refinery for the periods indicated.

Year Ended December 31,	2003	%	2002	%	2001	%
Refinery utilization[(1)]	**97.1%**	-	**97.0%**	-	**98.8%**	-
Throughput (thousand tonnes)						
Crude oil	5,547	89.0%	5,502	90.0%	5,395	90.3%
Condensate	1	0.0%	5	0.1%	1	0.0%
Other[(2)]	688	11.0%	607	9.9%	580	9.7%
Total throughput	**6,236**	**100.0%**	**6,114**	**100.0%**	**5,976**	**100.0%**
Production volumes[(3)] (thousand tonnes)						
Gasoline	1,584	29.6%	1,556	29.1%	1,418	27.6%
Naphtha[(3)]	499	9.3%	545	10.2%	525	10.2%
Gases[(3)]	163	3.1%	163	3.1%	153	3.0%
Bitumen	63	1.2%	63	1.2%	44	0.9%
Jet fuel	65	1.2%	39	0.7%	48	0.9%
Gas and heating oil	2,279	42.6%	2,269	42.5%	2,189	42.5%
Fuel oil	274	5.1%	258	4.8%	350	6.8%
Others[(3)]	420	7.9%	448	8.4%	419	8.1%
Total	**5,347**	**100.0%**	**5,341**	**100.0%**	**5,146**	**100.0%**

(1) Represents capacity utilization of distillation units.

(2) Including transfers from MOL Group's petrochemical business.

(3) Including transfers to MOL Group's petrochemical business.

- *INA's Refineries and plants.* The Rijeka Refinery is located in Rijeka, on the Adriatic coast of Croatia. The refinery generally processes between 3.0 million and 3.5 million tonnes of imported crude oil per year, refining both sweet and sour crudes supplied from the Mediterranean Sea, mainly from Russian and Middle-Eastern sources. Production at this refinery is focused on white product yield, including gasoline, kerosene and gas and heating oils. The Sisak Refinery is located in Sisak, 50 kilometers from Zagreb. The Sisak Refinery generally processes between 1.7 million and 2.2 million tonnes of Russian and domestic crude oil per year. This refinery also has the capability to receive crude supplied from the Mediterranean through the *Adria* pipeline. INA also owns the Rijeka and Zagreb lubricant plants. The Rijeka and Sisak Refineries have been ISO 9001 and 14001 certified. In 2003, INA's refineries processed a total of 5.1 million tonnes of crude oil and other feedstock and,

together with its Maziva Rijeka lubricant plant, it processed a total volume of 5.5 million tonnes during that period.

The following table sets forth certain information for INA's Sisak and Rijeka refineries for the periods indicated.

Year Ended December 31,	2003	%	2002	%	2001	%
Refinery utilization[1]						
Rijeka Refinery	**70.2%**	-	**59.6%**	-	**70.2%**	-
Sisak Refinery	**41.8%**	-	**53.6%**	-	**41.8%**	-
Throughput (thousand tonnes)						
Crude oil	4,639	90.4%	4,584	91.6%	4,579	96.1%
Condensate	229	4.5%	243	4.9%	251	0.5%
Other	263	5.1%	176	3.5%	196	3.9%
Total throughput	**5,131**	**100.0%**	**5,003**	**100.0%**	**5,026**	**100.0%**
Production volumes (thousand tonnes)						
Liquefied petroleum gas	304	6.7%	294	6.6%	265	5.8%
Naphtha	165	3.6%	169	3.8%	166	3.7%
Gasoline	1,261	27.8%	1,209	27.4%	1,220	27.0%
Jet fuel	74	1.6%	68	1.5%	72	1.6%
Gas and heating oil	1,873	41.2%	1,745	39.3%	1,650	35.0%
Fuel oil	691	15.2%	718	16.2%	677	15.0%
Bitumen	52	1.1%	71	1.6%	27	0.6%
Petrolcoke	39	0.9%	55	1.2%	31	0.7%
Others	84	1.9%	107	2.4%	410	9.1%
Total	**4,543**	**100.0%**	**4,436**	**100.0%**	**4,518**	**100.0%**
Own consumption and losses	**588**		**567**		**521**	
Total	**5,131**		**5,003**		**5,039**	

(1) Represents capacity utilization of distillation units

During 2003 the Sisak Refinery increased the yield of high quality white products (includes, inter alia gasoline, naphtha, jet fuel, gas oil) to 71%, while the fuel oils production decreased to 9%. In order to improve the yield of white products, the Rijeka Refinery suspended deliveries of atmospheric residue to the INA's Rijeka lubricant plant, which now imports almost its entire atmospheric residue feedstock. As a result of these changes, the Rijeka Refinery has decreased its yield of black products.

In order to maintain competitiveness, MOL Group intends to comply with the EU 2005 fuel quality standards. To accomplish this MOL Group invests further in the development of both its gasoline and diesel production lines. The development of the motor fuel production process will include commissioning of two new desulphurisation units having an annual aggregate capacity of 0.8 million tonnes for gasoline and 2.2 million tonnes for gas oil, respectively. It will also include a new hydrogen plant, alongside the refurbishment of gas oil blending and storage units. In addition, Slovnaft is planning to add another desulphurisation unit by 2005. This new unit will have an annual capacity of approximately 1.9 million tonnes per year and Slovnaft will be able to produce the total fuel quantity of 10 ppm quality. The development of the gasoline production line in Százhalombatta at the Duna Refinery will involve the commissioning of a new gasoline desulphurisation plant. In 2002, the basic engineering of the gas oil desulphurisation unit and the new hydrogen plant was finished. As a result of this investment program, MOL's total production of gasoline and diesel should exceed the EU 2005 quality requirements and meet the anticipated

requirements through 2008. The new desulphurisation units are expected to be completed by the end of 2004 and in 2005, respectively.

In order to further improve efficiency, during 2003 MOL Group continued its program of joint and integrated outsourcing of its industrial services, including maintenance, energy and utility supply. In line with this strategy MOL Group has outsourced the provision of waste water treatment and waste incineration services at the Duna Refinery. Accordingly, MOL Group has entered into an agreement with Earth Tech Engineering Ltd., the Hungarian subsidiary of Earth Tech, Inc. (a US company), which will build a waste water treatment plant at its Duna Refinery. Under the terms of this agreement MOL Group will reimburse the service provider for the construction costs, which are expected to be HUF 10 billion (USD 44.2 million), upon completion of the plant in 2005.

MOL supports the current refining investment plans of INA and will analyze potential opportunities to co-ordinate the activities at INA's refineries with its refineries in the future. MOL Group and INA will discuss various alternatives for the development of the two refineries.

1.4.3.1 Logistics

MOL Group's distribution and logistics operations provide petroleum product storage facilities and logistics support to its wholesale and retail petroleum businesses, as well as to its lubricants and bitumen operations. The facilities and operations are currently being fully integrated to maximize the operational and financial synergies of joint operation. MOL Group owns and operates a 1,200 km product pipeline network, which transports the majority of its petroleum products. The product pipeline network has a throughput capacity of 7.5 million tonnes per year. The pipeline network is connected directly into Ukraine's product pipeline system (maximum import capacity amounts to 1.5 million tonnes annually) and to the Group's two main refineries, its product distribution depots and two barge loading/unloading facilities. This pipeline network extends to West, South and East Hungary.

MOL Group maintains a road tanker fleet of 149 vehicles, including 108 owned or leased by a subsidiary of MOL Plc. and 41 leased by a subsidiary of Slovnaft. All of these vehicles have, among other features, bottom loading and vapour recovery capabilities.

The following map illustrates MOL Group's logistics network of petroleum products in Hungary and in the region.


Kawice
Poland
Kralupy
IVG Radzionkow
Wola Rzedzinska
Ukraine
CEPRO system
Slovak Republic
Kapusany
Dragobich
Klacany
Korneuburg
Bratislava
Tiszaújváros
Nyirbogdány
Komárom
Füzesabony
Barcau
Csepel
Ebes
Austria
Sz.fehérvár
Hungary
Tileagd
Vép
Szajol
Százhalombatta
Zalaegerszeg
Dombóvár
Algyő
Arad
Prejmer
Pécs
Romania
Slovenia
Novi Sad
Zagreb
Osijek
Pancevo
Opatovac
Rijeka
Croatia
Sisak
Bosanski Brod
Bosnia-Herzegovina
Serbia-Montenegro
Bulgaria
Ploce
Solin
Duna Refinery
Tisza Refinery
Zala Refinery
MOL own depot
MOL rented depot
Slovnaft refinery
Slovnaft own depot
Slovnaft own depot for state reserves
Slovnaft rented depot
INA refinery
INA own depot
INA rented depot
Other refinery
product pipeline
Danube

To improve its efficiency MOL Group has been rationalizing its logistic functions since 1996, and has closed a number of distribution depots that were not connected to its pipeline network. Now it operates 19 product distribution depots in Hungary and the Slovak Republic, three of which are located in the Group's refineries. The Group has enhanced its primary and secondary logistics operations to include computerized supervision, accounting and environmental compliance functions. Daily logistics activities are performed with the help of information technology systems that facilitate optimization process and on-line intervention where necessary. The Group's logistics operations and those of Slovnaft have been integrated and are under centralized management. Although MOL Group does not currently plan to connect its pipeline networks with those of Slovnaft, it is seeking ways of optimizing utilisation of these networks.

In 2003, MOL and Slovnaft transported approximately 18.9 million tonnes of refined petroleum products (approximately 13.1 million tonnes by MOL and 5.8 million tonnes by Slovnaft), taking into account all transportation means necessary to deliver domestic wholesale and retail marketing volumes sold by the Company in Hungary and in the Slovak Republic, as well as on export markets. In 2003 MOL transported approximately 42.3% of its petroleum products through pipelines, 23.0% by rail, 26.8% by road and 7.9% by barge. The same breakdown in case of Slovnaft was the following: 27.6% through pipelines, 34.2% by rail, 26.6% by road and 11.6% by barge.

In addition, INA has crude oil pipeline connections to road, rail and barge-loading facilities at each of its two Croatian refineries. The crude oil pipeline network in Croatia is operated by JANAF, in which INA has a 16.0% stake. INA also had 13 operating and 3 wholesale depots, as well as a road tanker fleet of 84 vehicles. In 2003, INA transported from Rijeka 7% of its petroleum products by pipeline, 16% by rail, 56% by road and 21% by barge; and from Sisak 20% of its petroleum products by rail, 73% by road and 7% by barge.

1.4.4 Wholesale Marketing

Throughout Hungary, the Slovak Republic and in neighbouring countries MOL Group is engaged in the wholesale marketing of a wide-range of petroleum products, including motor gasoline, diesel, domestic and industrial heating gas oils, fuel oils, lubricants, naphtha, petrochemical grade gas oil, jet fuel and bitumen.

In 2003, the consolidated sale volume of MOL Group's wholesale marketing operations (including Slovnaft's sales from April 1, 2003) was 9.9 million tonnes of refined petroleum products, excluding LPG and inter-group sales of petrochemical feedstocks. Its sales were directed to various wholesale customers, including third-party petroleum product wholesalers and retailers, particularly multinational oil companies, and directly to end-users, including power stations, the Hungarian national airline (MALÉV) and the Hungarian railway (MÁV), the Shell, OMV and the Slovak railways. MOL Group also conducts regional wholesale marketing activities through its subsidiaries and joint ventures. The Company's wholesale operations and those of Slovnaft were fully integrated in January 2004.

MOL Group estimates that in 2003, it had a weighted average market share of approximately 80% of all wholesale petroleum products in Hungary, and Slovnaft's weighted average market share is slightly above 70% of all wholesale petroleum products in the Slovak Republic. (The data presented below refer to separated MOL and Slovnaft sales figures.)

MOL

MOL supplies petroleum products to third-party petroleum retailers, wholesalers and end-customers in Hungary mainly under annual and two-year contracts that stipulate the scope and volume of products and applicable discounts. MOL managers estimate that more than 90% of the Company's annual Hungarian sales and more than 75% of its other annual sales are pursuant to annual term contracts with volume commitments. The principal petroleum products supplied under such annual and two-year contracts are motor gasoline and oil. MOL has offered to its customers product-related services and packages of several of its products. Customers purchasing petroleum products under these contracts are also offered spot sales at competitive prices.

MOL exports a variety of refined petroleum products. In 2003, MOL exported approximately 2.5 million tonnes of refined petroleum products (excluding LPG), of which about 1.5 million tonnes was gas oil. Currently the Company's most significant export market is Austria, where MOL and Slovnaft have strengthened their position via the acquisition and reopening of a storage depot in Korneuburg, near Vienna.

The following table sets forth the external sales of primary petroleum products by MOL Plc for the periods indicated, by volume.

Year Ended December 31,	2003	%	2002	%	2001	%
(thousand tonnes)						
Motor gasoline	1,530.2	18.6%	1,592.6	19.8%	1,633.4	20.3%
Naphtha	832.7	10.1%	794.9	9.9%	836.2	10.4%
Jet fuel	201.7	2.5%	187.5	2.3%	177.3	2.2%
Diesel and heating gas oil	3,578.6	43.5%	3,249.8	40.4%	2,738.3	34.0%
Fuel oil	561.2	6.8%	621.4	7.7%	1,386.0	17.2%
Bitumen	315.7	3.8%	344.9	4.3%	306.6	3.8%
Lubricants	32.4	0.4%	40.5	0.5%	49.8	0.6%
Base oil (without sales to MOL LUB)	76.4	0.9%	60.2	0.7%	71.7	0.9%
Petrolcoke	246.9	3.0%	249.2	3.1%	24.5	0.3%
Liquefied petroleum gas	430.4	5.2%	442.2	5.5%	393.8	4.9%
Others	411.2	5.0%	467.8	5.8%	446.1	5.5%
Total sales volumes(1)	**8,210.7**	**100.0**	**8,051.5**	**100.0**	**8,059.3**	**100.0**

(1) Total sales differ from total throughput due to own consumption and losses during production; sales also include purchased products, products sold from inventory and LPG taken over from Upstream division.

Slovnaft

Slovnaft strengthened its leadership on the domestic fuel market during the year 2003 especially due to implementation of a new sales policy, which is based on annual term contracts. Motor gasoline sales and motor diesel sales increased compared to the previous year and market share increased by 4% and 1%, respectively. Slovnaft remains a company relying mostly on export, as export sales in 2003 represented 70% of Slovnaft total product sales (in volume terms). The Czech Republic is Slovnaft's most important export market because of a very good logistics connection by pipeline. Slovnaft's sales to the Czech market increased compared to the previous year by almost 3% (in volume terms) mainly for motor diesel.

Slovnaft kept its import leadership in motor fuels sales on the Polish market through activities of Slovnaft Polska, its local subsidiary. Motor gasoline sales in the Polish market increased compared to the previous year by 1.5% (in volume terms) despite declining consumption.

The following table sets forth the external sales of primary petroleum products by Slovnaft Plc for the periods indicated, by volume:

Year Ended December 31,	2003	%	2002	%	2001	%
(thousand tonnes)						
Motor gasoline	1,714	35.1%	1,685	35.5%	1,527	33.7%
Jet fuel	66	1.4%	40	0.8%	49	1.1%
Diesel and heating gas oil	2,463	50.5%	2,365	49.8%	2,246	49.6%
Fuel oil	279	5.7%	264	5.6%	348	7.7%
Bitumen	88	1.8%	96	2.0%	77	1.7%
Lubricants (including external sales of MOL LUB Kft)	37	0.8%	44	0.9%	49	1.1%
Liquefied petroleum gas	1	0.0%	-	0.0%	-	0.0%
Others	233	4.7%	253	5.4%	231	5.1%
Total sales volumes(1)	**4,880**	**100.0**	**4,747**	**100.0**	**4,527**	**100.0**

(1) Total sales differ from total throughput due to own consumption and losses during production; sales also include purchased products and products sold from inventory.

INA

INA is engaged in the wholesale marketing of refined petroleum products. In 2002 and in 2003, INA had total wholesales volume of refined petroleum products of 3.5 million tonnes and 3.8 million tonnes, respectively. INA supplies petroleum products to third-party petroleum retailers and wholesalers in Croatia mainly under spot contracts that stipulate volumes, volume commitments and applicable discounts. The principal petroleum products supplied under these contracts are motor gasoline, diesel and domestic and industrial heating oils.

1.4.4.1 Refined petroleum products characteristics

Motor gasoline (Petrol)

In addition to its sales through own retail network MOL sells motor gasoline in Hungary to international oil companies, non-branded filling stations and end-users of different segments. The majority of MOL's motor fuel export is bulk sales, which means sales to foreign wholesalers or international oil companies by barge or railway tankcars without providing any services. MOL's strategic aim is to increase the share of export captive markets through higher value added sales with services to end users. MOL's most important export market is Austria, which is also an important destination of Slovnaft's export sales. Through utilization of its depot in Korneuburg near Vienna MOL Group will be able to become a local market player in Austria supplying end users. In addition in July 2004 MOL Group acquired a majority ownership interest in Roth Heizöle GmbH, an Austrian oil product trading company (also operating 3 major storage depots, 20 major service stations and 52 diesel filling stations) which will facilitate further penetration to the end-user market.

Diesel and heating gas oil

In addition to its own service station network, MOL markets diesel gas oil mainly to international oil companies, non-branded filling station networks and different segments of end-users, like transportation, agriculture, industry etc. The domestically sold heating gas oil is marketed primarily to power plants. Majority of MOL's diesel and heating gas oil export is bulk sales, which means sales to foreign wholesalers or international oil companies. MOL's strategic aim is to increase the share of export captive markets through higher value added sales with services to end users. MOL's most important export market is Austria, which is also an important destination of Slovnaft's export sales.

Fuel oil

The fuel oil consumption of Hungary has dropped significantly for the last few years due to the stricter regulation concerning emission limits and allowed sulphur content of fuel oil. The alternative products of fuel oil in Hungary are natural gas, power plan grade gas oil, petroleum coke and, at a smaller extent, coke. After completion of the residue upgrading project at the Duna Refinery MOL has not enough own fuel oil production for supplying its domestic customers, therefore it imports from the neighbouring countries. MOL Group principally supplies power stations with fuel oil, power plant grade gas oil and natural gas pursuant to annual contracts with each power station. In Hungary MOL Plc. supplies also cement factories with fuel oil.

Petrochemical feedstock (naphtha and petrochemical grade gas oil)

TVK is MOL's largest customer for petrochemical raw materials. MOL currently supplies TVK annually with more than 1 million tonnes of naphtha and petrochemical grade gas oil pursuant to a contract which runs through 2013. As a result , naphtha produced by MOL was sold to TVK amounted 832.7, 794.9 and 836.2 thousand tonnes in 2003, 2002 and 2001 respectively. MOL also purchases products from TVK for use in refining, including pyrolisis gasoline and isobutylene. This contract covers the additional feedstock requirements for the ongoing petrochemical development program at TVK.

Jet fuel

MOL supplies Malév Hungarian Airlines, at the Ferihegy Airport next to Budapest, with jet fuel through a special pipeline pursuant to fixed-volume annual contracts. Other customers receive the jet fuel delivered by road tank cars. MOL's Hungarian market share in jet fuel supply in 2003 was 98%. Jet fuel export volumes are significantly smaller than the domestic ones. MOL exports jet fuel mainly to Croatia, Slovenia and Bosnia-Herzegovina.

MOL's major jet fuel customer in 2003 was Malév Rt. with share of 77.3% in total volumes sold. Other customers did not exceed the share of 7% in volume terms.

Liquefied Petroleum Gas (LPG)

MOL is the sole producer and a leading wholesale supplier of liquefied petroleum gas ("LPG", auto gas) in Hungary. Although Slovnaft produces liquefied petroleum gas it is currently mainly used in further processing. In 2003, MOL supplied 457.6 thousands tonnes of liquefied petroleum gas, out of which 27.2 thousand tonnes were used within the Company, representing HUF 37.7 billion (USD 167.9 million) in total sales. MOL estimates that it obtained more than 55% of this volume from its own exploration and production activities, 21% from its refining operations and approximately 24% from import sources.

MOL seeks to continuously improve its sales and distribution network for liquefied petroleum gas, as a result of which the number of MOL's official intermediaries and end-users amounted to 2,300 as at the end of 2003. MOL's autogas sales in 2003 increased by 2% in Hungary. The number of MOL's own and franchised auto gas sales points increased from 104 in 2002 to 112 in 2003. In 2003 Slovnaft started the distribution of LPG in Slovakia through its filling station network and its share still remains at low level.

Due to term-contract agreements with the most important LPG retail companies and the stable production and logistic background the volume of export to Slovenia has increased since 2002. Exports of autogas (in wholesale) and of propane (in retail) to Romania through subsidiaries have been growing gradually. The export's development to Serbia and Montenegro in 2003 was due to the situation of shortage of competitors' production unable to meet the increase of autogas consumption.

In addition, INA is the sole producer and leading wholesale supplier of liquefied petroleum gas in Croatia. In 2003 and in 2002, INA supplied approximately 141,000 tonnes and 136,000 tonnes of LPG to Croatia, respectively.

Bitumen

MOL's Duna Refinery produces the majority of its bitumen products, and has a total nominal bitumen production capacity of 360,000 tonnes per year. MOL also has bitumen production at its Zala plant, which is a specialized

production plant producing bitumen for use in the construction industry. The Zala Refinery was founded to process the crude oil produced at nearby fields, but no longer conducts crude distillation. However, it continues to produce bitumen for domestic and foreign markets. The nominal capacity of industrial bitumen production at the Zala plant is 180,000 tonnes per year.

In 2003, MOL sold approximately 316 thousand tonnes of bitumen, generating HUF 15.8 billion (USD 70 million) in total sales. In 2002 its bitumen sales volume was approximately 345 thousand tonnes. The Company estimates that in 2003 MOL had approximately 83% of the domestic market for bitumen and bitumen products.

MOL exported approximately 42% of its bitumen production in 2003, mainly to Croatia, Slovenia, Austria and Bosnia-Herzegovina. The remaining 58% of its total bitumen production was sold in the domestic market.

Slovnaft concentrated on the Slovak market selling 75% of its bitumen production in its domestic market in 2003. Exports were divided between Austria and the Czech Republic, and rose from 14% in 2001 to 25% in 2003.

Lubricants

MOL's lubricants operations are pursued by a 100%-owned subsidiary, MOL-LUB Ltd and are responsible for blending, packaging and marketing of lubricants, as well as toll blending and the manufacturing and sale of additives and packaging (plastic bottles). In 2003, MOL-LUB sold 34.2 thousand tonnes of finished lubricant products and additives, of which 9.6 thousand tonnes were exported. The lubricant operations of MOL and Slovnaft have been fully integrated since January 1, 2004.

MOL produces almost all of the principal types of lubricants, including automotive motor and gear oils, industrial oils, specialty lubricants and greases. In addition to sales through its own retail outlets, MOL sells lubricants primarily to transportation, agricultural and industrial customers and, to a lesser extent, garages and car owners. Automotive lubricants represented approximately 49% and industrial lubricants represented 39% of total finished lubricants sales by volume in 2003. MOL's lubricants base stock is produced at its Duna Refinery and transported by barge and rail for blending at its Almásfüzitő blending facility located in North Hungary. Lubricant additives are produced locally and imported mainly from European and U.S. suppliers. The Almásfüzitő facility is the main specialized lubricants plant in Hungary, and has a blending capacity of approximately 100,000 tonnes per year. The Bratislava facility has a blending capacity of approximately 70,000 tonnes per year, but the products previously produced in Bratislava are produced in Almásfüzitő after the integration of the lubricants businesses of the two companies from January 1, 2004. MOL also manufactures the majority of its lubricants packaging at the Almásfüzitő facility. Approximately 30% of the total volume produced has been used by MOL Group itself.

According to the Hungarian Petroleum Association, MOL is the market leader in the lubricants market in Hungary with an overall market share of approximately 36% in 2003. The Group is also the market leader in the Slovakian lubricants market with an estimated overall market share of approximately 57% in 2003. Its market share, however, has steadily declined as an increasing number of multinational oil companies have established operations in Hungary and the Slovak Republic. There are currently approximately 30 competitors in the Hungarian and Slovakian lubricants markets, the most important of which are multinational oil companies, including Agip, Shell, ExxonMobil and BP/Castrol. MOL believes that, as compared with similar quality products of its competitors, its lubricants have a price advantage resulting partly from its access to high paraffin crude oil (produced at the Algyő field in South-East Hungary) and logistical advantages.

MOL has been seeking to extend its lubricants activities into neighbouring countries where it believes its high-quality, lower-priced lubricants will give it a competitive advantage over multinational oil companies. For example, MOL exports lubricants to Romania, Ukraine and the Czech Republic. However, in 2003, its lubricants exports declined significantly, mainly due to stronger competition and increased demand for less expensive, unbranded products.

INA also sells lubricants and in both 2002 and 2003 it sold approximately 24 thousand tonnes of lubricants. INA produces almost all of the principal types of lubricants and sells these primarily to transportation, agricultural and industrial customers.

Petrolcoke

Petrolcoke is the only solid fuel produced by the Duna Refinery. Petrolcoke is a by-product of the residue upgrading process. MOL delivers petrolcoke to coke and cement plants and brick factories making additional profit for Refining and Marketing operations. MOL has long-term agreements with its customers.

In geographical split MOL Group's petrolcoke sales tended to increase in the domestic market throughout the period with a proportional drop in exports. In 2003, the main recipient countries were Austria and Slovakia along with Serbia-Montenegro, Macedonia and Bulgaria.

1.4.5 Retail Marketing

MOL Group's retail marketing business markets motor gasoline, diesel and other refined petroleum products to retail customers through a retail network which on December 31, 2003 totalled to 764 filling stations. That number included 348 MOL-branded retail filling stations in Hungary and 61 in neighbouring countries. In addition, Slovnaft had 298 stations in the Slovak Republic and 57 in neighbouring countries. The retail operations of MOL and Slovnaft have already been integrated. Moreover, in August 2004 MOL Group finalised the project of acquisition from Shell Romania S.r.l. of 22 stations in Romania and currently executes the deal of acquisition of another 59 stations. This investment will increase the total number of filling stations to 846. In 2004 MOL owned 729 of 786 stations, which were primarily operated by commissioned agents and dealers whereas 57 of these stations were owned by licensed dealers.

MOL Group is the retail market leader in Hungary and in the Slovak Republic whereas INA is the market leader in Croatia. In 2003, MOL sold 0.97 million tonnes and Slovnaft sold 0.5 million tonnes of fuel (LPG excl.) through retail filling stations and the average annual sales volumes of motor gasoline and diesel fuel for MOL-branded filling stations in 2003 were approximately 3.4 million litres per station and for Slovnaft-branded stations 1.8 million litres per station.

In 2003 MOL Group continued its filling station efficiency program in Hungary. As a result of this, several low-turnover filling stations were closed. Due to the efficiency improvement program, in spite of a slight fall in sales volume, the sales volume per MOL Group filling station in Hungary grew by 1.8% in 2003 year-on-year. According to data from the Hungarian Petroleum Product Association (MÁSZ) MOL's retail market share in motor gasoline was 40.7%, and in gas oil was 46.7%.

The following table indicates the number of MOL- and Slovnaft-branded retail filling stations of as on December 31, 2003 as well as the ownership and operation of these stations.

	MOL-branded	Slovnaft-branded	Total
Company owned and operated			
Romania[1]	49	-	49
Czech Republic	-	-	-
Other[2]	9	2 [3]	11
Total	**58**	**2**	**60**
Company owned and dealer operated			
Slovak Republic	-	281	281
Czech Republic	-	42	42
Poland	-	-	-
Total	**-**	**323**	**323**
Company owned and agent operated			
Hungary	301	-	301
Slovak Republic	-	17	17
Poland	-	6	6
Total	**301**	**23**	**324**
Dealer owned and operated			
Hungary	47	-	47
Romania	3	-	3
Poland	-	7	7
Total	**50**	**7**	**57**
Total filling stations	**409**	**355** [3]	**764**

(1) Excludes 23 filling stations MOL Group contracted to purchase on July 29, 2003; completion of this contract is expected in September 2004

(2) Includes Slovenia, Ukraine, Croatia

(3) Includes two stations in the Ukraine, which are currently being sold.

In addition, as of December 31, 2003 INA operates 473 filling stations, primarily in Croatia, including 21 stations operated but not owned by INA in Croatia and 7 stations owned but dealer managed.

To the extent feasible, MOL Group intends to continue to transfer all owned and operated MOL and Slovnaft's sites to a company-owned commissioned agent model, whereby independent entrepreneurs operate the stations for a commission based on fuel and non-fuel sales. It is believed that this new system will lower MOL Group's employment expenses and provide incentives for operators to increase revenue at each site.

MOL Group's stations are primarily supplied with petroleum products from its Duna and Bratislava Refineries. However, stations in East Romania receive fuel from Romanian refineries.

In addition to expanding the number of retail filling stations, MOL Group intends to focus on the improvement of its filling stations in order to increase revenue per site and network efficiency. In particular, the Group is seeking to improve the appearance of its MOL and Slovnaft stations and broaden the range of products and services on offer. At its retail stations, MOL has also focused on non-fuel sales through forecourt shops as part of 'Shop 24' concept. MOL's Shop 24 stations have a retail forecourt with the average size of 80 square meters. MOL has sought to optimise the selection of goods in the forecourt shops by cutting the number of items offered and introducing a

uniform assortment at all of its shops. MOL's non-fuel revenues (including LPG) in Hungary amounted to HUF 40.9 billion (USD 182.2 million), HUF 34.1 billion (USD 132.2 million) and HUF 26.8 billion (USD 93.7 million) in 2003, 2002 and 2001, respectively. Based on the agreement between MOL and Interfruct, one of the leading Hungarian food wholesalers, Interfruct supplies approximately 50% of the goods carried in MOL's Hungarian shop network. The agreement has resulted in a significant reduction in the number of shop suppliers and increased efficiency.

MOL's shop sales on the Hungarian market increased by 22%, while non-fuel sales per litre of motor fuel sold grew by 24%. Fuel card sales increased by 2.8% in 2003 compared to 2002.

As on December 31, 2003, MOL had 53 stations which incorporated the Shop 24 concept. MOL expects to complete the upgrade of 24 additional Hungarian stations by the end of 2004 at a cost of approximately HUF 899.0 million (USD 4.0 million). In the frame of the Slovak network reconstruction program 60 stations will be upgraded by the end of 2004. The Company's managers expect the total cost of this fundamental reconstruction program to be approximately HUF 2.6 billion (USD 11.5 million), which does not include environmental compliance work to be funded from MOL's environmental provision. Slovnaft's expansion is being funded independently using Slovnaft's own resources.

The Slovak anti-monopoly authorities confirmed certain earlier limitations on Slovnaft's station ownership as a condition to MOL's acquisition of an additional 31.6% stake in Slovnaft in March 2003. These limitations require, among other things, that Slovnaft maintains control or ownership of no more than 333 filling stations in the Slovak Republic until the end of 2004. Accordingly, in the event that Slovnaft develops or acquires a new filling station during this restricted period, it must divest an existing station within 180 days thereafter. After the checking, Slovak anti-monopoly office already confirmed that Slovnaft kept the station numbers within the defined limit at the end of 2003.

MOL Group believes that the growth of its retail network, including the integration of Slovnaft's stations, has created certain synergies. Managers claim that the Group's increased purchasing power resulting from this growth has enabled it to reduce non-fuel purchasing expenses. MOL Group has also achieved economies of scale with respect to its fuel card program.

During 2002 MOL Group implemented a number of marketing initiatives to build the MOL's and Slovnaft's brands. These included new product launches, such as premium fuel, design changes, and new service innovations. In particular, MOL Group initiated a fuel card program that allows holders to pay with MOL Group's fuel cards at MOL and Slovnaft stations across the region. As on December 31, 2003 MOL Group had more than a total of 780 000 card holders, approximately 470 000 loyalty card holders and approximately 200 000 "Multipont" card holders in Hungary. Points collected by the MOL loyalty card can be redeemed at MOL Group filling stations. Multipont is a co-branded loyalty card developed by OTP Bank, MATÁV and MOL, FOTEX joined in 2003. Multipont cardholders in this system receive points based on the amount of their purchases, and these points may be redeemed for MOL and Slovnaft products and services, as well as for a range of consumer products offered by retailers participating in the loyalty program. MATÁV, OTP Bank and FOTEX and other possible participants in this loyalty program enable cardholders to obtain points in connection with purchases from these companies as well. The overall program is administered by OTP Bank. MOL Group maintains a provision on its accounts for the value of awarded points under the loyalty program, which takes into account historical rates of point redemption. As on December 31, 2003, this provision was HUF 516.5 million (USD 2.3 million).

In addition, in 2002 MOL Group launched its first premium quality gasoline, Tempo 99 Evo, which has a high octane number, contains no sulphur and meets the strict requirements of both the International Association of Vehicle Manufacturers and the European Union specifications for 2008. MOL's managers believe that greater consumer acceptance of premium fuels will enable the Group to increase retail margins.

1.5 Gas Business

Until 2004 MOL carried out 100% of imports, production, wholesale and retail sales of natural gas in Hungary. Currently it operates exclusively on the territory of Hungary, through its Gas Subsidiaries.

As the Gas Act, that requires the "unbundling" of MOL Group's natural gas business in accordance with European Union legislation, was adopted in June 2003, MOL Group separated its gas storage, gas transmission and wholesale public supply and trading businesses into three Gas Subsidiaries. The Gas Subsidiaries of MOL Group were founded in October 2000 as dormant companies. MOL Board of Directors decided in July 2003 that the separation would be effective on January 1, 2004. The Gas Subsidiaries, pursuant to the Gas Act, applied for licenses for pursuing their respective activities in October 2003. In late 2003 MOL Group made the necessary amendments to the corporate structure and documents of the Gas Subsidiaries and handed the relevant assets over, either by capital increase or sale and purchase contracts. The Hungarian Energy Office granted the Gas Subsidiaries their respective licenses on December 31, 2003 and they started operation on January 1, 2004. For the time being the Group runs its gas operations through the following entities:

- MOL Natural Gas Transmission Plc. started its business activity on January 1, 2004 as a legal successor in respect of MOL Plc's natural gas transmission activity. It owns and operates the gas delivery stations, the compressor stations and the high-pressure natural gas transmission pipeline network in Hungary. Its main functions are the transporting of natural gas through the transmission pipeline, transit of natural gas to markets outside of Hungary and the marketing of the transmission pipeline capacity. In order to perform its activities, MOL Natural Gas Transmission Plc. has the following Operational Licenses at its disposal: natural gas transmission license, system operational license, license for access to the cross-border natural gas transmission pipeline.
- MOL Natural Gas Storage Plc. started its business activity on January 1, 2004 as a legal successor in respect of MOL Plc's natural gas storage activity. MOL Natural Gas Storage Plc. has a license for Underground Gas Storage (UGS). Its activity is performed within the territory of Hungary with the use of 5 own UGS sites. The scope of the activity includes the satisfaction of Hungarian storage demands and toll storage in connection with gas transit.
- MOL Natural Gas Supply Plc. started its business activity on January 1, 2004 as a legal successor in respect of MOL Plc's natural gas supply activity. The company owns 3 main licences: public utility gas wholesale licence, gas trading licence and access to cross border pipeline licence. Its main functions are the public utility wholesale and competitive trading of natural gas. It is the sole public utility wholesaler of natural gas in Hungary.

Under Hungarian regulations MOL Group has historically been limited as to the maximum price it could charge Hungarian customers for its natural gas. These prices have typically been below the Company's costs associated with gas sales, resulting in continuing significant losses for MOL Group's natural gas business in recent years. However, the Gas Act, which became effective in January 2004 resulted in partial liberalization of the Hungarian gas market, while an import parity based pricing mechanism was introduced on public utility market.

As a result, MOL Group is now able to charge market prices for its wholesale natural gas sales to certain "eligible" natural gas customers that elect to purchase natural gas from MOL Group on the liberalized market. Eligible customers are all non-household customers. Some consumers have already initiated a step out of the public utility system into the competitive market. MOL managers anticipate that the competitive market will represent approximately 7% of total Hungarian consumption in 2004. MOL expects to supply approximately half of this demand, including that of certain members of the MOL Group who have entered this market. One of the key challenges for a supply company in the new market environment is to maximize the retention of existing customers.

In 2003 MOL sold 2.6 billion cubic meters of domestically produced natural gas and 11.4 billion cubic meters of imported natural gas. Gas segment reported an operating profit of HUF 6.2 billion (USD 27.6 million) in 2003 compared to a profit of HUF 0.2 billion (USD 0.8 million) in 2002. The main reason for the improvement was the one-off gain of HUF 11.2 billion (USD 49.9 million) on the sale of MOL's retail gas companies.

During 2002 and 2003, MOL Group was analysing possible solutions and timing of outsourcing the different segments of the gas business. Further, the Board of Directors of the Company has authorized its management to evaluate various strategic options relating to each segment of the natural gas business. These efforts resulted in successful signing of binding agreements on the partial sale and associated option agreements relating to MOL's stakes held in the Gas Subsidiaries between the Company and E.ON Ruhrgas International (ERI) on November 4, 2004. Under these agreements MOL decided to divest 75% less one share of stakes held in MOL Natural Gas Storage Plc. and MOL Natural Gas Supply Plc. and 50% of Panrusgaz Magyar-Orosz Gázipari Plc. The transaction documents include also a five-year put option agreement under which MOL can sell its remaining 25% plus one share stakes in Storage and Supply to ERI. MOL and ERI have also signed a binding put option agreement with respect to Natural Gas Transmission Plc. Under the terms of this agreement, MOL may, at its sole discretion, sell shares representing up to 75% less one share in Transmission to ERI over a two year period following closing, in one or two separate transactions. All these transactions are subject to regulatory approvals, including the Hungarian Energy Office and the relevant competition offices, with closing anticipated in the first half of 2005. The Company perceives these transactions as an opportunity to add value to these sub-segments by entering into co-operation with prominent industry partners, as well as a chance to monetize a part of its investments and to re-invest the proceeds into other profitable initiatives.

1.5.1 Natural gas purchasing

In addition to its domestic production MOL Group obtains supplies of natural gas from a number of sources under long-term contracts. In 2003 and 2002 approximately 81.5% and 77.8% of the total natural gas sold by the Group was from imported sources, respectively. As a result of declining natural gas production of the Group and anticipated continuing increases in Hungarian demand, Management of MOL expects to become increasingly reliant on imported natural gas in order to meet its obligation under the gas license to supply the Hungarian market with natural gas.

The following table indicates MOL Group's sources of supply of natural gas for the periods presented.

Year Ended December 31,	2003	%	2002	%	2001	%
(thousand cubic meters)						
Domestic production (net dry gas)	2,940	20.2%	3,101	23.2%	3,226	24.1%
Imported gas	12,189	83.5%	10,700	79.9%	9,587	71.8%
Change in storage (of which)	(540)	(3.7)%	(411)	(3.1)%	544	4.1%
Domestic	(43)	-	31	-	102	-
Import	(497)	-	(442)	-	443	-
Total sources	**14,589**	**100.0%**	**13,390**	**100.0%**	**13,358**	**100.0%**

MOL Group purchases approximately 84% of its imported natural gas from Russian sources. This natural gas is produced and transported by Gazprom, pursuant to agreements with Panrusgáz Rt. In addition MOL Group imports natural gas from Ruhrgas AG, and Gaz de France.

Furthermore in February 1994 and in 1996, MOL signed two agreements with OMV Erdgas GmbH ("OMV") that allocate 3.0 billion cubic meters of the pipeline's annual capacity to MOL and the remainder to OMV until 2016. MOL has two additional long-term gas import contracts with two other international gas trading companies (Eurobridge and O&G) and other low volume short-term agreements for the supply of natural gas.

MOL Natural Gas Supply Plc. has concluded a new purchase contract with Bothli Trade AG, a Swiss firm for the period commencing in 2004 and ending in 2010.

The unbundling of the gas activities into the three subsidiaries requires MOL Natural Gas Supply Plc to take over of all the import and other contracts from MOL Plc. In the case of contracts governed by Hungarian Law it has been done by legal succession, in case of the other contracts the process is still not over. The contract with Gaz de France has been assigned to MOL Natural Gas Plc., the contracts with Ruhrgas and OMV are in the process of the assignment.

1.5.2 Natural gas transmission

MOL Group through MOL Natural Gas Transmission Plc. owns and operates 374 gas delivery stations, 5 compressor stations and the high-pressure natural gas transmission pipeline network that transports both domestically produced and imported natural gas to gas distribution companies for ultimate supply to end-users, natural gas fired power stations and certain other large industrial users. Gas distributors deliver natural gas to households and to local commercial users, including natural gas fired power stations that are not connected to MOL Group's high-pressure transmission system and some industrial customers throughout Hungary. The high-pressure natural gas pipeline network extends 5,226 kilometres across Hungary and has an annual throughput capacity of approximately 18 to 21 billion cubic meters, depending on the average pressure maintained in the pipeline, and a daily peak capacity of 96 million cubic meters.

Approximately 31.2% of the Group's pipeline network is more than 15 years old, a further 14.2% is more than 25 years old and 31.1% is more than 30 years old. The five compressor stations are in Városföld (1976), Beregdaróc (1979), Nemesbikk (1982), Mosonmagyaróvár (2000) and Hajdúszoboszló (2001), with a total capacity of approx. 110 MW. However, based on estimation by PII Group Limited's, a company affiliated with General Electric, MOL's gas transportation network is among the top third of the 15 European transmission networks surveyed in terms of pipeline integrity.

In 2003 MOL Group has continued to impose strict controls on natural gas capital expenditures due to the relatively low returns its gas business achieved under the current Hungarian regulations. However, MOL Group continues to fund projects related to the maintenance and safety of its pipeline system. In 2002, MOL Group completed an upgrade project at the Beregdaróc compressor station, which connects with the *Brotherhood* pipeline on the Ukrainian border, and the reconstruction of the control system at its Nemesbikk compressor station in the transmission network. MOL Group also reconstructed several gas delivery stations and selected sections of pipeline were checked and reconstructed in order to comply with the relevant environmental regulations. In 2004, MOL Natural Gas Transmission Plc. issued a technical bid for buying new units to reduce environmental pollution on the older compressor stations. The technical proposals from the manufacturers are under evaluation. Mosonmagyaróvár, and Hajdúszoboszló stations have already met the required regulations. In 2003, there were also a number of maintenance type projects aiming to keep gas transmission on the safe and reliable level.

The Hungary-Austria Gasleitung pipeline is 120 kilometres long and MOL Group owns the 70 kilometres long Hungarian section of the pipeline. This pipeline has a peak throughput capacity of approximately 4.4 billion cubic meters per year.

In addition to transporting natural gas for domestic consumption, MOL also transports gas for third parties - a service that is required to provide under Hungarian law to the extent of the Company's excess capacity - and it will seek to expand this business in the future. In 1998, MOL Group entered into a 20-year transmission agreement with NIS, the national oil company of the former Yugoslavia (now Serbia) and in 1998 it also entered into an agreement with BH-Gas, the national gas company of Bosnia-Herzegovina. The annual transit volumes under these agreements in 2003 were 1.9 billion cubic meters and 0.2 billion cubic meters of natural gas, respectively. In 2003, 2002 and 2001 MOL transported approximately 2.1 billion cubic meters, 1.9 billion cubic meters and 1.7 billion cubic meters of natural gas, respectively, for third parties. For these services the Company collected fees of HUF 7.9 billion (USD 35.7 million), HUF 6.9 billion (USD 26.7 million) and HUF 7.2 billion (USD 25.1 million), respectively.

In prior years, MOL Group experienced some problems with collecting transit fees from NIS. In 2001, the Group amended its agreement with NIS to provide for a bank guarantee to secure payment by NIS of its transit fees. As a result, MOL Group is not currently experiencing any collection difficulties with respect to this agreement.

MOL Group has also signed a letter of intent with Romanian gas companies to explore the feasibility of transmitting gas through Hungary. Moreover, the Company participates in a workgroup which was formed to assess the potential for construction and operation of a new major transit route from the Caspian region to Western Europe through Turkey and Central-Eastern Europe (*Nabucco Project*).

MOL Natural Gas Transmission Plc. is currently the only company with a license to operate a high-pressure gas transmission pipeline network in Hungary and the sole licensee for the system operation activities. However, under the Gas Act, effective of 2004, third parties may apply for licenses to transmit natural gas, regarding the transmission network which the applicant either owns or uses under a contract with the network's owner.

Additionally, as interconnection of the natural gas grids of Hungary and Croatia is possible due to the geographical connections of the two countries, MOL Natural Gas Transmission Plc. has been pursuing investigations regarding the financial and other terms of such project, however no decision has been made so far. MOL Natural Gas Transmission Plc. considers such a venture as a business opportunity.

MOL is currently negotiating with INA terms of co-operation concerning transiting natural gas through Hungary to Croatia, which would, if implemented, require capital expenditures to connect its pipelines with INA's pipelines.

The high-pressure gas transportation system in Croatia is operated by Plinacro, which is currently wholly owned by the government of Croatia. This system was wholly owned by INA prior to INA's disposal of its interest in the system in February 2001 as part of the liberalization of the Croatian natural gas market. Currently, approximately 60% of Croatian demand for natural gas is satisfied through domestic production, and the rest through the import of natural gas from Russia through the Slovak Republic, Austria and Slovenia. INA and MOL continue to investigate the possibility of connecting the natural gas pipeline systems of Croatia and Hungary.

1.5.3 Natural gas storage

MOL Natural Gas Storage Plc. is the only provider of underground natural gas storage in Hungary. It owns five underground gas storage facilities with a storage capacity of approximately 3.4 billion cubic meters and relevant peak capacity of 44.4 million cubic meters per day. MOL Group's exploration and production business is responsible for the day-to-day operation of two small storages (Maros-1, Pusztaszöllős), and provides services on a contractual basis, but MOL Natural Gas Storage Plc. owns all of the storage facilities and operates the three big underground gas storages (Hajdúszoboszló, Zsana, Pusztaederics).

In Croatia, INA operates the Okoli underground gas storage facility, which has a total storage capacity of 550 million cubic meters.

Natural gas storage has been an important element in MOL Group's competitive position within Hungary as it is a critical factor in complying with the requirements set out in the existing gas trading license requiring MOL Group to maintain capacity sufficient to satisfy seasonal peak demand in Hungary. Under the new Gas Act MOL Group is no longer subject to this minimum storage requirement beginning from January 2004.

The Company's managers believe that the demand for natural gas in Hungary will continue to grow as a result of continuing Hungarian industrial development and economic growth, as well as greater reliance on natural gas among power generators resulting from stricter environmental regulations. To meet this anticipated additional demand, MOL Group intends to expand its underground gas storage capacity. Accordingly, in 2002 it commenced the reconstruction of the surface technology at the Hajdúszoboszló facility and it started reconstruction of the underground and surface technology at the Pusztaederics facility. In addition, the Company is continuing to refurbish its Kardoskút underground gas storage facility which was damaged in a gas blow-out in 2001. The refurbishment is expected to be completed in next two years. The agreed capital expenditure plan contains a peak daily withdrawal capacity of the Zsana facility of 3 million cubic meters in 2004 and 2005. In case there is a satisfactory market demand, there is a possibility to increase further Zsana's capacity expansion under a new phase (Zsana III) with 600 million cubic meters of additional storage capacity and an additional 5-6 million cubic meters peak daily withdrawal capacity.

1.5.4 Natural gas sales

MOL Natural Gas Supply Plc, a member of MOL Group is the sole public wholesaler of natural gas in Hungary responsible for wholesale marketing and trading. Its public wholesale natural gas customers include the gas distribution companies, gas fired power stations, companies engaged in the chemical industry and other large

industrial users. It also operates as a gas trading company, supplying natural gas to eligible customers on the liberalised market.

Total natural gas sales volume in 2003 was 14.0 billion cubic meters, 1.1 billion cubic meters higher than in 2002. Sales to gas distribution companies increased by 11.7%, due to the unusually cold weather in the first three months of 2003. The consumption of the energy generation sector grew slightly (+0.1 billion cubic meters), mainly due to the partial shutdown of Hungary's sole nuclear power station in Paks. Gas demand from the industrial sector decreased by 0.1 billion cubic meters, primarily as a consequence of a major maintenance shutdown at one of MOL Group's main industrial consumers.

In 2003, sales of imported gas represented 11.4 billion cubic meters, 81.5% of total sales, compared to 10.0 billion cubic meters and a 77.8% share in 2002. Sales from domestic production were 2.6 billion cubic meters compared to the 2.9 billion cubic meters in 2002. In 2003, 3.9 billion cubic meters of natural gas were injected into storage (0.6 billion cubic meters into Ukrainian storage), in preparation for the expected high winter demand.

In 2003 MOL Group realised an operating loss on gas sales. Higher average sales price were not able to compensate for the considerable increase in the average import price compared to the previous year. 2003 results were affected by the 12-15% price increase for residential customers and for non-residential consumers (with less than 500 cubic meters/hour consumption) from May 15, 2003 and an average 16% for the non-residential customers from October 15, 2003. However, due to an average 12.4% increase in the HUF-denominated import prices, the average import price of natural gas (31.8 HUF/cubic meter) exceeded the average selling price by 1.7 HUF/cubic meter. As a result of the increase in sale prices, in 2003 only a minor devaluation was required for the year-end inventories stored in underground storage (HUF 0.2 billion), compared to HUF 1.2 billion in 2002.

The following table sets forth the description of MOL Group's principal natural gas customer categories and its own natural gas consumption for the periods indicated (by volume).

Year Ended December 31,	2003	%	2002	%	2001	%
(million cubic meters)						
Gas distributors	10,645	73.0%	9,531	71.2%	9,800	73.3%
Power stations(1)	2,393	16.4%	2,277	17.0%	1,880	14.1%
Industrial customers	978	6.7%	1,074	8.0%	1,173	8.8%
Losses and usage	573	3.9%	508	3.8%	505	3.8%
Total	**14,589**	**100.0%**	**13,390**	**100.0%**	**13,358**	**100.0%**

(1) Power stations also purchased approximately 1,385 million cubic meters, 1,096 million cubic meters and 1,181 million cubic meters of natural gas directly from the gas distributor companies in 2003, 2002 and 2001, respectively.

In 2003 and 2002, MOL Group sold approximately 73.0% and 71.2% of its total natural gas sales volumes, respectively, to six major gas distributor companies and four smaller natural gas distributors. MOL Group entered into non-interruptible contracts with these gas distribution companies based on long-term framework agreements. Most of its current larger framework agreements were concluded between 1996 and 1998. These agreements expire between 2006 and 2017. Each year MOL Group enters into annual agreements with these gas distribution companies specifying the terms of sales for the relevant year.

Due to extremely cold winter MOL Group reached record sales volumes in 2003. The main part of the additional quantities belongs to the residential consumers. Because of high penetration the Company does not wait for any significant increase in residential segment. Power plant segment was growing in the past two years. It is expected to be further development in this segment concerning new greenfield and brownfield investments.

Most of MOL Group non-gas distributor sales are to large industrial consumers, including power plants. Most power plant customers purchase their gas from MOL Group pursuant to annual agreements, mainly on an interruptible basis, although one large power plant (Tiszai Erőmű Rt) purchases on a heat-quantity basis. In addition, MOL Group

supplies natural gas, mainly on a non-interruptible basis, to a variety of other industrial users that are connected by pipeline directly to its natural gas transmission network. MOL managers believe that Hungarian demand for natural gas will increase in the power sector, mainly due to the increasing number of large- and small-capacity power plants. On the other hand, demand from other industrial users is not expected to show any material increase of current levels, due to efficiency improvements which largely offset any underlying increase in industrial demand.

MOL Group has initiated a number of measures in preparation for the liberalization of the Hungarian natural gas market. It is also focusing on the development of risk management instruments. Specifically, MOL offers fixed-price contracts to certain key accounts. MOL Group has also implemented trading courses and sales training for its key account managers to enable them to better assess and respond to its customers' needs, particularly with respect to risk management.

According to the Croatian Energy Law, INA supplies natural gas to "captive" or tariff, consumers and "eligible" consumers. Captive consumers are mainly local distribution companies and industrial consumers connected directly to the Croatian high pressure pipeline network. According to the Energy Law, the definition of eligible customers includes a customer that has annual natural gas consumption which is higher than the level set forth in the law and has elected to purchase natural gas outside the regulated market. In addition, according to the Croatian Law on the Gas Market, eligible customers include:

- gas-fired power generators, irrespective of their annual consumption level;
- co-generators producing electricity and heat, irrespective of their annual consumption level;
- final customers buying gas exclusively for their own needs, whose annual consumption exceeds 100 million cubic meters.

In addition, INA expects that demand for natural gas in Croatia will continue to grow with the economic development of the country. INA, as an authorized gas wholesaler, is planning to supply the expected increase in demand with its production, which may include the future gas produced from newly discovered Adriatic offshore gas fields.

1.5.5 Natural gas pricing

Natural gas prices and MOL Group's natural gas operations used to be fully regulated by the Hungarian government. Since 2000, the prices for natural gas have been set by the Ministry of Economy and Transportation, and these prices have typically been below MOL Group's natural gas import costs. In 2001, natural gas segment had total losses of HUF 122.2 billion (USD 426.5 million), while in 2002 it had a profit of HUF 0.2 billion (USD 0.8 million) and although the profit for 2003 was HUF 6.2 billion (USD 27.6 million) it was due to the one-off gain of HUF 11.2 billion recorded from the partial divestment of the retail gas portfolio. However, on October 1, 2003, in preparation for liberalization of the Hungarian natural gas market under the Gas Act, the Hungarian government announced a New Gas Decree which increased the maximum natural gas prices to approximate a market price for natural gas. Upon effectiveness of the New Gas Act on January 1, 2004, both the gas storage for public supply and gas transmission businesses charge regulated tariffs are set by the Minister of Economy and Transportation according to the proposal of regulatory authorities based on the cost of activity and an allowable return on their assets. MOL Group unbundled public supply wholesale and trading services (as other shippers) pay these regulated tariffs for the services provided to it by the gas storage and gas transmission businesses.

MOL Group is free to charge market prices for wholesale natural gas sales to eligible customers who elect to purchase natural gas from MOL Natural Gas Supply Plc. on the liberalized market. Eligible customers are all non–household customers. Pursuant to EU law, on July 1, 2007 household customers will also become eligible customers.

1.5.6 Natural gas retail trading

In 2003 MOL Group completed the sale of the majority of its gas distribution companies, releasing over USD 40 million of capital for redeployment. This was followed in January 2004 by the sale of MOL's minority interests in gas distributors ÉGÁZ Rt. and DÉGÁZ Rt, through which MOL sold stakes of 35.46 % and 27.18 % respectively, with a

combined book value of interests of HUF 11.63 billion (USD 51.8 million) and a purchase price of HUF 11.75 billion (USD 52.3 million).

MOL still retains a majority stake in Balatongáz Kft and a minority stake in KÖGÁZ Rt, however it is currently considering the sale of these interests.

1.6 Petrochemicals

MOL Group Petrochemical segment, including TVK and Slovnaft's petrochemical businesses, is one of the most significant players on the fast growing Central European polyethylene and polypropylene markets. The segment utilizes its integrated production to produce monomers and polyolefins, including HDPE, LDPE and PP, from a variety of hydrocarbon raw materials produced primarily by the MOL Group's refineries. The polymers produced are delivered via integrated sales channels mainly to end-users in the domestic and European export markets.

In 2003, the unfavourable industry environment negatively influenced the operating profit of the petrochemical segment again. Average USD feedstock prices were 22-23% higher compared to the previous year, while quoted polymer prices fell by 1% year-on-year in Euro terms. However, the strengthening of the Euro against both HUF and USD and the favourable price-performance on export markets mitigated to some extent the unfavourable price tendencies.

The segment's operating costs went up compared to 2002 due to Slovnaft's full consolidation, although both Slovnaft and TVK significantly cut their expenditure year-on-year. Operating profit in 2003 was also reduced by an additional depreciation charge of HUF 1.8 billion (USD 8.0 million), as the useful life of re-valued assets of TVK was revised in MOL Group's consolidated accounts. In 2003 the segment's result was a HUF 1.3 billion (USD 5.8 million) profit, compared to HUF 3.1 billion (USD 12.0 million) in 2002.

1.6.1 Main markets characteristics

Hungary

The increase in the use of plastics is in strong correlation with the growth rate of GDP. The expected growth of real GDP in Hungary is above than the average Western European growth rate. Hungarian market is characterized by a high market attractiveness and strong competition. The market is not so big compared to the Italian or German ones but very prosperous. The most important segment is the market of the packaging (foils, bottles, etc.) goods. TVK is the market leader in the Hungarian petrochemical market. The main competitors are regional and multinational companies.

The Slovak Republic

There are no segments in the Slovak Republic to be considered not attractive or unfavourable. Nevertheless, market of packaging materials such as foils and bags is the most significant besides other injection moulded products. Considering low density polyethylene ("LDPE") and polypropylene ("PP") MOL Group is a market leader in the Slovak Republic and with Slovnaft's new PP plant to be put into operation in the second quarter of 2005 this market share will probably increase. The competition is much stronger on the high density polyethylene ("HDPE") market, as Slovnaft has no HDPE plant. Slovnaft is the market leader in the Slovakian petrochemical market. It's main competitors are regional and multinational companies.

1.6.2 TVK and Slovnaft business overview

TVK being a member of MOL Group is the leading petrochemical company in Hungary, and is one of the major regional producers of olefins and polyolefins. In 2003, it sold approximately 847 thousand tonnes of petrochemicals. In 2002 and 2001, TVK petrochemicals sales were approximately 818 thousand tonnes and 777 thousand tonnes, respectively.

In addition, Slovnaft is also engaged in the production and sale of petrochemicals as an integrated refining-petrochemical complex.

The following table indicates the petrochemical products capacity and production information for TVK and Slovnaft for the periods indicated (thousand tonnes):

Year Ended December 31,	2003	2002	2001
TVK			
Annual plant capacity			
Total ethylene capacity	**370**	**370**	**370**
Total polymer capacity (of which)	**600**	**600**	**600**
Low-density polyethylene	120	120	120
High-density polyethylene	200	200	200
Polypropylene	280	280	290
Annual production			
Total ethylene production	***353***	***365***	***359***
Total polymer production (of which)	**569**	**585**	**551**
Low-density polyethylene	109	113	107
High-density polyethylene	188	194	184
Polypropylene	272	278	260
Slovnaft			
Annual plant capacity			
Total ethylene capacity	**219**	**219**	**219**
Total polymer capacity (of which)	**267**	**267**	**267**
Low-density polyethylene	185	185	185
Polypropylene	82	82	82
Annual production			
Total ethylene production	**192**	**210**	**198**
Total polymer production (of which)	**228**	**250**	**237**
Low-density polyethylene	152	168	162
Polypropylene	76	82	75

TVK's olefin plant, which was built in 1975 using Linde technology with an initial capacity of 250 thousand tonnes per year, processes naphtha and chemical gas oil into ethylene and propylene. The plant, after a cracker revamp between 1995 and 1998, intensification in 1999 and implementation of a computerized process control system (DCS and APC) in 2001, presently has a capacity of 370 thousand tonnes per year. In addition to the production of ethylene and propylene for use in polyolefin production, TVK also supplies ethylene to BorsodChem, the sole Hungarian PVC producer, both from its own production and imports.

Until the end of 2003 TVK sold more than 80 thousand tonnes of ethylene to Borsodchem annually. However, according to a new long term agreement signed in 2002, annual quantity will rise to 140-155 thousand tonnes per year from the completion date of the capacity expansion of ethylene production unit. TVK's polymer business unit produces various grades of high and low density polyethylene and polypropylene for both the domestic and international markets. It has one high-density polyethylene unit, which was constructed in 1986 with initial capacity of 140 thousand tonnes, has presently a capacity of 200 thousand tonnes per year as a result of debottlenecking in 1991 and the implementation of a process control system in 1999. It operates two low-density polyethylene plants with total capacity of 120 thousand tonnes per year. TVK also operates two polypropylene plants with a total annual capacity of 280 thousand tonnes per year. The smaller plant was commissioned in 1989, and the most modern plant,

using more up-to-date technology, has been in use since 2000 and was intensified in 2002. The polypropylene products include homopolymers as well as heterogeneous and random copolymers.

In 2002 TVK began a EUR 430 million project to upgrade its production facilities. This project is intended to expand TVK's capacity to produce 620 thousand tonnes of ethylene per year and 400 thousand tonnes of high-density polyethylene. As a result, its total polymer production will increase to 800 thousand tonnes per year. MOL expects that this project will be completed within budget by the end of 2004.

Slovnaft operates an ethylene plant on its integrated site in Bratislava. The steam cracker was built in 1975. The actual capacity of the plant is 219 thousand tonnes per year. All of the units, including the steam cracker, have been upgraded to allow Slovnaft to operate these units in excess of their nameplate capacities. The steam cracker supplies other petrochemical units with olefin feeds, including low-density polyethylene (185 thousand tonnes per year capacity), polypropylene (82 thousand tonnes per year capacity) and other units such as cumene/phenol, ethylbenzene and ethylene-oxide, which belong to downstream.

Slovnaft has commenced construction of a new polypropylene plant, with a nameplate capacity of 255 thousand tonnes per year, as the first stage of a program of modernization of its petrochemical business. The aim of this project is to increase the PP market share by better utilizing excess of MOL Group to propylene production and to improve both product quality and product range. The implementation of the project is ahead of schedule and within the EUR 143 million budget. As part of this construction program, Slovnaft would close its two existing outdated polypropylene plants. MOL currently expects to start up the new polypropylene unit in the second quarter of 2005. In the future, the Company will consider the options for strategic development of Slovnaft's steam cracker and other polymerization plant.

Most of the feedstock used in TVK's and Slovnaft's petrochemical production is supplied by MOL Group refineries.

TVK and Slovnaft sell their products primarily to end-users of petrochemicals in Germany, Italy, France, Poland, Austria and the United Kingdom. The sales of the two companies have been integrated so that polymer products are sold through MOL Group's integrated sales channels.

Despite weak polymer demand, the polymer sales volumes remained approximately at the same level as in the previous years, helped by the positive impact of the successfully implemented single sales channel management system.

In 2003 olefin and polymer product sales grew by 27% to 1,037 thousand tonnes, mainly due to the consolidation of 260 thousand tonnes of Slovnaft sales. MOL Group sold 84 thousand tonnes of ethylene directly to Borsodchem, the sole Hungarian PVC producer, in 2003, compared to 83 thousand tonnes in 2002. Polymer sales were 806 thousand tonnes, of which 33% was LDPE, 23% HDPE, and 44% PP sales.

On the export markets, MOL Group's olefin and polymer sales increased by 154 thousand tonnes compared to 2002, mainly due to Slovnaft consolidation. On MOL's main export markets, e.g. in Germany, Poland and Italy, TVK and Slovnaft successfully implemented a single-sales channel operation for polymer products.

TVK is the sole domestic producer of polyolefins, and its major export markets are in the neighbouring Central European markets and in Western Europe. TVK, through the network of its own sale offices, supplies mainly small and medium sized companies. In 2003 its domestic sales represented 38% of its sale revenues. The most important export destinations are Germany, Italy, Poland, Austria, France and the United Kingdom. As a producer of ethylene, TVK is a key supplier of BorsodChem pursuant to a long-term contract.

MOL Group on domestic market (Slovakia and Hungary) is the primary and prominent supplier. On the other CEE markets (including Poland, Romania, Serbia, Ukraine, and West Russia) the MOL Group is a preferred supplier. MOL Group on West European markets is a niche player.

As in Western Europe the economic growth stopped its progressive development and so did polymer markets. Today, the growth in western polymer markets is about at a rate of 2% compared to the approximately 4% of Eastern European economies, that is to say polymer markets. According to the above mentioned, strategy of MOL Group is to

achieve significant market share increase in the Eastern European markets, keeping in mind that main Western European export markets take up very considerable quantities.

The most important export countries of MOL Group are Germany, Poland and Italy. Despite of high sales volume MOL Group supplies only small share of German and Italian markets and somewhat bigger part of the Polish market.

Austria and Czech Republic are neighbouring countries with important domestic polymer producers (Borealis in Austria and Chemopetrol in Czech Republic). As these countries have relatively low polymer demand – the domestic producer is able to supply for the most part – compared to other European countries, MOL Group has only small market shares in these countries.

Romania, Ukraine and Western Russia are creating quite homogeneous strategy for the Group's Petrochemicals Division with similar indicators of economical, infrastructural, demographical, and geopolitical factors.

The situation on polyolefin market in those countries could be classified as progressively developing. The consumption of polyolefins per capita is much lower than in Western Europe, the polyolefin producers are under reorganisation and reconstruction procedures, the packaging segments are developing very fast, the annual growth rate in some countries reached in 2003 more than 30%. Present market share of petrochemicals division is quite low, but expected to increase in the near future.

The economical situation of Bulgaria and Former-Yugoslavia has been stabilized, consumption of polyolefins per capita in this region remains relatively low, downstream processing industry remains fragmented. But markets continued to develop, and the annual growth rate in the past averaged at 7-8%. Present market share of MOL's Group is quite low.

Among the export markets, having a great distance from MOL Group's sites the French and the British markets today are not so important but at the same time also necessary.

1.6.3 Integration of Petrochemical operations

In 2003 MOL Group made the necessary preparations to create an integrated petrochemical segment combining the operation of TVK and Slovnaft. The production and marketing activities have been integrated as of January 1, 2004, while the integrated operation of functional units started as of July 1, 2004. This move contributes to the improvement of supply optimisation and the creation of a better product slate, through which the companies can benefit from significant synergy and efficiency improvements.

CHAPTER IX – APPENDICES

1. An excerpt of MOL's entry to the register kept by the Metropolitan Court in Budapest;

2. The resolution of the MOL's Board of Directors with the approval for submitting an application for introducing shares into public trading in Poland;

3. MOL's Articles of Association (consolidated and updated form);

4. Selected data on consolidated and associated companies of MOL Group

5. Definitions and abbreviations

EXTRACT FROM TRADE REGISTER

issued by the
Budapest Municipal Court of Justice as the Court of Registration

The data in effect as of 16th of December, 2004 of the company registered under No. **Cg. 01-10-041683**. are as follows:

I. General Data

1	**Date of registration :** 10th of June 1992 . **Form of the Company:** company limited by shares
2	**Name of the Company**
2/001	MOL Magyar Olaj- és Gázipari Részvénytársaság
3	**The Abbreviated Name(s) of the Company**
3/001	MOL Rt
4	**The Company's Name(s) and Abbreviated Name(s) in Foreign Languages**
4/004	MOL Ungarische Öl und Gas Aktiengesellschaft MOL AG.
4/005	MOL Hungarian Oil and Gas Public Limited Company, MOL Plc.
5	**The Seat of the Company**
5/002	1117 Budapest, Október huszonharmadika u. 18
6	**The Premises of the Company**
6/002.	1093 Budapest, Közraktár u. 30
6/004.	1039 Budapest, Batthyány út 45.
6/005.	1063 Budapest, Benczúr u 13.
6/007.	1016 Budapest, Mészáros u 19.
6/008.	1021 Budapest, Hűvösvölgyi út 136.
6/009.	1033 Budapest, Mozaik u 3.
6/010.	1036 Budapest, Árpád fejedelem útja 103.
6/011.	1046 Budapest, Fóti út 130.
6/012.	1055 Budapest, Markó u 2.
6/013.	1082 Budapest, Futó u 52.
6/014.	1087 Budapest, Hős u 9.
6/015.	1089 Budapest, Golgotta tér 38812.
6/016.	1097 Budapest, Gubacsi u 27.
6/017.	1098 Budapest, Napfény u 26.
6/018.	1101 Budapest, Albertirsai köz 39210/156.
6/019.	1106 Budapest, Fehér u 3.
6/020.	1107 Budapest, Kőbányai út 55.
6/021.	1116 Budapest, Hunyadi János út 2.
6/022.	1117 Budapest, Irinyi u 45.
6/023.	1117 Budapest, Pirelle Kornélia u 20.

6/024. 1118 Budapest, Rétköz u 1969/6.
6/025. 1125 Budapest, Istenhegyi u 55.
6/026. 1131 Budapest, Kámfor u 26788.
6/027. 1133 Budapest, Garam u 2.
6/028. 1134 Budapest, Dózsa György út 144.
6/029. 1138 Budapest, Pap Károly u 27648/2.
6/030. 1138 Budapest, Váci út 178.
6/031. 1143 Budapest, Hungária krt 83-85.
6/032. 1145 Budapest, Róna u 170.
6/033. 1146 Budapest, Vágány u 21.
6/034. 1151 Budapest, Bogáncs u 1-3.
6/035. 1155 Budapest, Karatna tér 81619.
6/036. 1163 Budapest, Veres Péter út 105-107.
6/037. 1165 Budapest, Arany János u 106.
6/038. 1173 Budapest, Pesti út 5.
6/039. 1182 Budapest, Üllői út 661.
6/040. 1185 Budapest, Üllői út 738.
6/041. 1192 Budapest, Nagykőrösi út 166211.
6/042. 1194 Budapest, Új temető u 9.
6/043. 1211 Budapest, Kossuth Lajos u 76.
6/044. 1213 Budapest, Szent István út 201861/1.
6/045. 1239 Budapest, Ócsai út 187969/2.
6/046. 1211 Budapest, Petróleum u 5-7.

7 The Branch Establishments of the Company

7/001. 5000 Szolnok, Ady E. u. 26
7/002. 5000 Szolnok, Mészáros L. u. 2
7/004. 5525 Füzesgyarmat, Ipartelep 0418/8 hrsz
7/006. 8800 Nagykanizsa, Erzsébet tér 22
7/007. 6400 Kiskunhalas, Olajbányász u. 7
7/009. 8600 Siófok, Tanácsház u. 5
7/010. 8600 Siófok, Sió u. 74
7/015. 4511 Nyírbogdány, 794. tul.lap 928 hrsz
7/016. 2931 Almásfüzítő, 4. tul.lap 207 hrsz
7/018. 2364 Ócsa, 4. tul.lap 0278 hrsz
7/019. 3100 Salgótarján, Nagy S. út 6
7/020. 3170 Szécsény, 1711. tul.lap 1687 hrsz
7/021. 8000 Székesfehérvár, Farkasvermi u. 1
7/022. 2400 Dunaújváros, Verebély u. 10
7/023. 8330 Sümeg, 154. tul.lap 152/1 hrsz
7/026. 9200 Mosonmagyaróvár, MÁV állomás
7/028. 7601 Pécs, Mecsekalja-Cserkút Pelledi u. 5
7/029. 7200 Dombóvár, Gunarasi u. 16
7/030. 7400 Kaposvár, Jutai u. 26
7/031. 7130 Mőzs, 916. tul.lap 857 hrsz
7/032. 5081 Szajol, 6. tul.lap 096/4 hrsz
7/033. 5000 Szolnok, Ságvári E. krt. 4

7/034. 6700 Algyő, 2212. tul.lap 01749 hrsz
7/035. 6001 Kecskemét, Mészöly u. 21
7/036. 6500 Baja, 6306. tul.lap 5661 hrsz
7/037. 5600 Békéscsaba, 3064. tul.lap 3117 hrsz
7/038. 2703 Cegléd, 15376 tul.lap 5732 hrsz
7/039. 5900 Orosháza, Csizmadia u. 1
7/040. 3527 Miskolc, Bessenyői u. 16
7/041. 3501 Miskolc, 9189. tul.lap 35421/2 hrsz
7/044. 3980 Sátoraljaújhely, 8154. tul.lap 1815/2 hrsz
7/049. HU-2440 Százhalombatta, Olajmunkás u 2.
7/050. HU-3580 Tiszaújváros, Mezőcsáti u 1.
7/051. HU-8900 Zalaegerszeg, Zrínyi út 6.
7/052. HU-2600 Vác, Mária udvar, Gödöllői út 0372/1-3.
7/053. HU-4511 Nyírbogdány, Gyártelep 0253/21.
7/054. HU-5081 Szajol, Belterület 2401/1.
7/055. HU-6000 Kecskemét, Klebelsberg Kunó u 46.
7/056. HU-7635 Pécs, Állomás u 21.
7/057. HU-7570 Barcs, Nyugati Gázelőkészítő 0594/1.
7/058. HU-9751 Vép, Kassai út 54.
7/059. HU-9023 Győr, Serfőződombi dülő 2390.
7/060. HU-8751 Zalakomár, Vasút u 2.
7/061. HU-4211 Ebes, Debreceni útfél 065.
7/062. HU-5525 Füzesgyarmat, Ipartelep 0416/35.
7/063. HU-3390 Füzesabony, Szihalmi u 973/1.
7/064. HU-3300 Eger, Kistállyai út 9840.
7/065. HU-5945 Kardoskút 0146.
7/066. HU-2921 Komárom, Kőolaj u 2.
7/067. HU-6750 Algyő 01748/23.
7/068. HU-6750 Algyő 01780.
7/069. HU-6750 Algyő 01884/10.
7/070. HU-6750 Algyő 01884/11.
7/071. HU-6750 Algyő 01884/4.
7/072. HU-8753 Balatonmagyaród 054.
7/073. HU-8753 Balatonmagyaród 065.
7/074. HU-6412 Balotaszállás 039/50.
7/075. HU-5830 Battonya 0768/22.
7/076. HU-8887 Bázakerettye 0182/7.
7/077. HU-8887 Bázakerettye 051.
7/078. HU-8887 Bázakerettye 130.
7/079. HU-8985 Becsvölgye 0613.
7/081. HU-5527 Bucsa 022/5.
7/082. HU-3395 Demjén 075.
7/083. HU-6781 Domaszék 062/1.
7/084. HU-3300 Eger, Vasút út 10.
7/085. HU-5525 Füzesgyarmat 0416/35.
7/086. HU-8981 Gellénháza 083/2.

7/087. HU-8981 Gellénháza 085/2.
7/088. HU-8981 Gellénháza 076/2.
7/089. HU-8981 Gellénháza 418/1.
7/090. HU-2217 Gomba 0396/1.
7/091. HU-4200 Hajdúszoboszló 027.
7/092. HU-4200 Hajdúszoboszló 7628.
7/093. HU-5945 Kardoskút, Olajbányász út 1.
7/094. HU-5331 Kenderes 0215/2.
7/095. HU-6400 Kiskunhalas 0782/10.
7/096. HU-5321 Kunmadaras 0468/5.
7/097. HU-8888 Lispeszentadorján 021.
7/098. HU-8878 Lovászi 0110.
7/099. HU-5400 Mezőtúr 0696.
7/101. HU-8800 Nagykanizsa, Vár út 8.
7/102. HU-8983 Nagylengyel Ormándlak 071/21.
7/103. HU-8983 Ormándlak 030/8.
7/104. HU-8983 Ormándlak 060.
7/105. HU-6784 Öttömös 016/22.
7/106. HU-6131 Szank 1161/2.
7/107. HU-6131 Szank 1162.
7/108. HU-6131 Szank 1163/1-4.
7/109. HU-6131 Szank 1164.
7/111. HU-6131 Szank 1166.
7/112. HU-6131 Szank 1168.
7/113. HU-6753 Szeged(Tápé) 02173/2.
7/114. HU-2254 Szentmártonkáta 0168/21.
7/115. HU-2254 Szentmártonkáta 0454/30.
7/116. HU-5000 Szolnok, Kőrösi út 45.
7/117. HU-5000 Szolnok, Templom út 13.
7/118. HU-8736 Szőkedencs 010/7.
7/119. HU-6236 Tázlár 0116/51.
7/120. HU-5940 Tótkomlós 0400/8.
7/121. HU-6794 Üllés 019/65.
7/122. HU-2115 Vácszentlászló 060/2.
7/123. HU-2114 Valkó 079/7.
7/125. HU-2740 Abony, Radák u 1028.
7/126. HU-2457 Adony, 6.sz.fkl út 1255/2.
7/127. HU-8400 Ajka, Fő út 1317.
7/129. HU-2170 Aszód, Pesti út 3.
7/130. HU-6430 Bácsalmás, Backnang út 7.
7/131. HU-8258 Badacsonytomaj, 71. sz. fkl út 2561/11.
7/132. HU-6500 Baja, Szegedi út 2812/9.
7/133. HU-6500 Baja, Dunahíd 1862/11.
7/134. HU-4561 Baktalórántháza, 41. sz. fkl út 701.
7/135. HU-2660 Balassagyarmat, Kővári út 351/11.
7/136. HU-8243 Balatonakali, Levendula sétány 504.
7/137. HU-8172 Balatonakarattya, 71. sz. fkl út 0205/4.

7/138. HU-8220 Balatonalmádi, Füzfői út 5.
7/139. HU-8623 Balatonföldvár, Szentgyörgyi út 1550/1.
7/140. HU-8230 Balatonfüred, Széchenyi István út 011/2.
7/141. HU-8648 Balatonkeresztúr, 7. sz.fkl út 270/3.
7/142. HU-8638 Balatonlelle, Rákóczi Ferenc u 1.
7/143. HU-8636 Balatonszemes, 7.sz. fkl út 2139.
7/144. HU-7570 Barcs, Erkel Ferenc u 3.
7/145. HU-7140 Bátaszék, Budai út 114-116.
7/147. HU-5600 Békéscsaba, Bartók Béla út 71-89.
7/149. HU-5600 Békéscsaba, Szegedi út 6263/3.
7/150. HU-9343 Beled Vásárosfalu, 86. sz. fkl út 0510.
7/151. HU-4100 Berettyóújfalu, 42. sz.fkl út 4489/2.
7/152. HU-4100 Berettyóújfalu, 47. sz.fkl út 0764/7.
7/153. HU-2060 Bicske, Botond tér 1576/7.
7/154. HU-4110 Biharkeresztes, 42.sz.fkl út 0166/18.
7/155. HU-7150 Bonyhád, Zrínyi Miklós u 25.
7/156. HU-8719 Böhönye, Szabadság u 571/4.
7/157. HU-2092 Budakeszi, Perbáli u 2405.
7/158. HU-2040 Budaörs, 100. sz. fkl út 10300/4.
7/159. HU-2040 Budaörs, Repülőtéri út 4042.
7/160. HU-6114 Bugac, Felsőmonostori út 0280/5.
7/161. HU-2700 Cegléd, Külsőpesti u 8269.
7/162. HU-2700 Cegléd, Nagykőrösi út 1096/36.
7/163. HU-9500 Celldömölk, Ostffy tér 234/2.
7/164. HU-4765 Csenger, Ady Endre u 351.
7/165. HU-5465 Cserkeszőlő, Kecskeméti út 607.
7/166. HU-6640 Csongrád, Szentesi út 4422/1.
7/167. HU-9300 Csorna, Soproni út 3811.
7/168. HU-8840 Csurgó, Iharos út 25.
7/169. HU-2370 Dabas, 50.sz.fkl út 0138/1.
7/170. HU-4029 Debrecen, Benedek tér 6444/3.
7/171. HU-4027 Debrecen, Böszörményi út 058/33.
7/172. HU-4030 Debrecen, Mikepércsi út 5.
7/173. HU-4030 Debrecen, Mikepércsi út 36.
7/174. HU-4033 Debrecen, Sámsoni út 109.
7/175. HU-4025 Debrecen, Senger tér 8634.
7/176. HU-8135 Dég, 64.sz. fkl út 0122/19.
7/177. HU-5510 Dévaványa, Sport u 7.
7/178. HU-8460 Devecser, Pápai út 614.
7/180. HU-7200 Dombóvár, Köztársaság u 27.
7/181. HU-2510 Dorog, Bécsi út 1722/2.
7/182. HU-2545 Dunaalmás, Almási u 4445/2.

7/183. HU-7020 Dunaföldvár, 6.sz.fkl út 1472/3.
7/184. HU-2400 Dunaújváros, 6.sz.fkl út 3681.
7/186. HU-3300 Eger, Kistályai út 10543/2.
7/187. HU-3300 Eger, Kővágó tér 2086/2.
7/188. HU-3300 Eger, Mátyás király út 9492.
7/189. HU-3300 Eger, Rákóczi út 98.
7/190. HU-3860 Encs, 3.sz.fkl út 0102/1.
7/191. HU-2451 Ercsi, Dózsa György tér 3.
7/192. HU-2030 Érd, Budai út 22261/1.
7/193. HU-2030 Érd, Budai út 22264.
7/194. HU-2500 Esztergom, Dorogi út 0361/11.
7/195. HU-2500 Esztergom, Visegrádi út 7054/1.
7/196. HU-5231 Fegyvernek, 4.sz.fkl út 1539/14.
7/197. HU-4900 Fehérgyarmat, Alkotmány út 31.
7/198. HU-8640 Fonyód, József Attila u 5960.
7/199. HU-2686 Galgaguta, Kossuth u 27.
7/200. HU-2483 Gárdony, Szabadság u 2444/42.
7/201. HU-2100 Gödöllő, Szabadság u 12.
7/202. HU-2360 Gyál, Kőrösi út 19.
7/203. HU-5500 Gyomaendrőd, Pásztor János u 2178/2.
7/204. HU-2230 Gyömrő, Mendei út 4821.
7/205. HU-3200 Gyöngyös, Alkotmány út 17.
7/206. HU-3200 Gyöngyös, Pesti út 42613.
7/207. HU-3200 Gyöngyös, 24.sz.fkl út 1630/35.
7/208. HU-9024 Győr, Nagy Imre u 2822.
7/209. HU-9026 Győr, Galántai út 11674/2.
7/210. HU-9027 Győr, Budai u 6323.
7/211. HU-9028 Győr, Tati út 46/3.
7/212. HU-5700 Gyula, Csabai út 6651.
7/213. HU-4220 Hajdúböszörmény, Debreceni út 5581.
7/214. HU-4087 Hajdúdorog, Böszörményi út 85.
7/215. HU-4080 Hajdúnánás, Tiszavasvári út 1636/5.
7/217. HU-7815 Harkány Terehegy, Pécsi út 04.
7/218. HU-3000 Hatvan, Jászberényi út 0232/1.
7/220. HU-3000 Hatvan, M 3 autópálya 2 0335/3.
7/221. HU-3000 Hatvan, Rákóczi Ferenc út 894.
7/222. HU-9178 Hédervár, Szigetközi út 0109.
7/223. HU-8372 Cserszegtomaj, Hévizi út 0101.
7/224. HU-3876 Hidasnémeti, 3. sz. fkl út 394.
7/225. HU-6800 Hódmezővásárhely, Szántó Kovács János út 170.
7/226. HU-6800 Hódmezővásárhely, Tóalj út 5242.
7/227. HU-4071 Hortobágy, 33.szfkl út 01468/2.

7/228. HU-4274 Hosszúpályi, Földvár u 1/a.
7/229. HU-7275 Igal, Rákóczi tér 1136/4.
7/230. HU-5100 Jászberény, Nagykátai út 15406/2.
7/231. HU-5100 Jászberény, Szolnoki út 2364.
7/232. HU-7530 Kadarkút, Kaposvári u 0139/1.
7/233. HU-6300 Kalocsa, Negyvennyolcas út 1078.
7/234. HU-9841 Kám, Jókai Mór út 2.
7/235. HU-3355 Kápolna, 3.sz. fkl út 715/11.
7/236. HU-7400 Kaposvár, Vásár tér 9070.
7/237. HU-7400 Kaposvár, Füredi út 15109.
7/238. HU-9330 Kapuvár, Győri út 1374/1.
7/239. HU-5300 Karcag, Gyarmati u 5353.
7/240. HU-5300 Karcag, Madarasi út 67.
7/241. HU-3700 Kazincbarcika, Mucsonyi út 2625/4.
7/242. HU-6237 Kecel, Császártöltési u 50.
7/243. HU-6000 Kecskemét, Békéscsabai út 7353/1.
7/244. HU-6000 Kecskemét, Budai u 10576/4.
7/245. HU-6000 Kecskemét, M 5 autópálya 0825/44.
7/247. HU-6000 Kecskemét, Szolnokhegyi út 0652/16.
7/249. HU-8360 Keszthely, Festetics György u 4167.
7/250. HU-8360 Keszthely, Tapolcai út 3048.
7/251. HU-3384 Kisköre, Mátyás király út 0741/1.
7/252. HU-6400 Kiskunhalas, Majsai út 18.
7/253. HU-2340 Kiskunlacháza, Hadház u 2.
7/254. HU-6120 Kiskunmajsa, Halasi u 99.
7/255. HU-6760 Kistelek, 5. sz.fkl út 2341.
7/256. HU-5310 Kisújszállás, 4.sz.fkl út 752.
7/258. HU-4138 Komádi, Szent István út 24.
7/260. HU-9900 Körmend, Rákóczi Ferenc út 896.
7/261. HU-9730 Kőszeg, Petőfi Sándor tér 2514.
7/262. HU-5340 Kunhegyes, Kossuth Lajos u 74-78.
7/263. HU-5440 Kunszentmárton, Szentesi út 2409.
7/264. HU-6090 Kunszentmiklós, Szabadság u 30.
7/265. HU-6050 Lajosmizse, 50.sz.fkl út 0603/2.
7/266. HU-2016 Leányfalu, Móricz Zsigmond út 165.
7/267. HU-8960 Lenti, SZéchenyi tér 55/6.
7/268. HU-8868 Letenye, Bajcsy-Zsilinszky Endre u 1792/2.
7/269. HU-2071 Páty, M 1. autópálya 1 0161/20.
7/270. HU-2071 Páty, M 1 autópálya 2 0161/16.
7/271. HU-3350 Kál, M. 3 autópálya 1 084/34.
7/272. HU-3350 Kál, M 3 autópálya 2 088/1.

7/273. HU-4075 Görbeháza, M 3 autópálya 1 0443/29.
7/274. HU-4075 Görbeháza, M 3 autópálya 2 0443/30.
7/275. HU-8700 Marcali, Noszlopy Gáspár u 37.
7/276. HU-4700 Mátészalka, Vásár tér 2215/7.
7/277. HU-5650 Mezőberény, Békési út 3725/1.
7/278. HU-3450 Mezőcsát, Nyékládházi út 017.
7/279. HU-5820 Mezőhegyes, Kinizsi tér 1.
7/280. HU-5800 Mezőkovácsháza, Mezőhegyesi út 2459.
7/281. HU-3400 Mezőkövesd, Nyárádi út 0203/2.
7/282. HU-5400 Mezőtúr, Balassi Bálint u 2371/1.
7/284. HU-3508 Miskolc, Pesti út 0108/1.
7/285. HU-3508 Miskolc, Pesti út 42463/2.
7/286. HU-3540 Miskolc, Vasgyári út 23371/2.
7/287. HU-2146 Mogyoród, Hungaroring út 0261/11.
7/288. HU-7700 Mohács, Eszéki út 0132.
7/289. HU-7700 Mohács, Pécsi út 225/10.
7/290. HU-2200 Monor, 4.sz.fkl út 0246.
7/291. HU-8060 Mór, Nemes u 3312.
7/292. HU-9221 Levél, M 1 autópálya 1 041/4.
7/293. HU-9221 Levél, M 1 autópálya 2 041/4.
7/294. HU-7500 Nagyatád, Lábodi út 2552.
7/295. HU-9485 Nagycenk, 84.sz.fkl út 0136/5.
7/296. HU-8800 Nagykanizsa, Balatoni út 3032.
7/297. HU-8800 Nagykanizsa 4926/4.
7/298. HU-8800 Nagykanizsa, Elkerülő út 635/20.
7/299. HU-2760 Nagykáta, Ady Endre u 3493/2.
7/300. HU-2626 Nagymaros, Váci út 119.
7/301. HU-5931 Kisszénás, Orosházi út 1763.
7/302. HU-8291 Nagyvázsony, Templom u 0412.
7/303. HU-4300 Nyírbátor, Császári út 4676.
7/304. HU-4400 Nyíregyháza, Pazonyi út 2541.
7/305. HU-4400 Nyíregyháza, Széna tér 421/2.
7/306. HU-4400 Nyíregyháza, Tokaji út 0433/28.
7/307. HU-5900 Orosháza, Kettőssánc tér 2181.
7/308. HU-5900 Orosháza, Vásárhelyi út 1404.
7/310. HU-7030 Paks, 6.sz.fkl út 3651.
7/311. HU-8500 Pápa, Győri út 0225/2.
7/312. HU-8500 Pápa, Jókai út 63.
7/313. HU-3245 Recsk, 24. sz.fkl út 055.
7/314. HU-2119 Pécel, Köztársaság tér 1322.
7/315. HU-7615 Pécs, 6. sz.fkl út 42239/28.
7/316. HU-7633 Pécs, Endresz út 521.
7/317. HU-7600 Pécs, Komlói út 36792/1.
7/318. HU-7624 Pécs, Szigeti út 3285/1.
7/320. HU-7673 Kővágószőlős 0217.

7/321. HU-3250 Pétervására, Orgona u 9.
7/322. HU-2085 Pilisvörösvár, 10.sz.fkl út 0140/31.
7/323. HU-4090 Polgár, Hajdú u 16.
7/324. HU-3630 Putnok, 26.sz.fkl út 039/11.
7/325. HU-2300 Ráckeve, Kossuth Lajos u 66.
7/326. HU-9224 Rajka, Bem József u 598/5.
7/327. HU-8978 Rédics, 86.sz.fkl út 575.
7/328. HU-2651 Rétság, 2.sz.fkl út 11.
7/330. HU-3770 Sajószentpéter, Kossuth Lajos út 076.
7/331. HU-3100 Salgótarján, Budapesti u 6350.
7/332. HU-3100 Salgótarján, Rákóczi út 77-89.
7/333. HU-7000 Sárbogárd, Köztársaság út 147.
7/334. HU-5720 Sarkad, Vásár tér 1-3.
7/336. HU-9600 Sárvár, Vágóhíd u 1.
7/337. HU-7370 Sásd, Noszlopy Gáspár u 013/6.
7/338. HU-3980 Sátoraljaújhely, Várhegy u 109116.
7/339. HU-7960 Sellye, Dózsa György út 93.
7/340. HU-7800 Siklós, Szent István tér 1211/9.
7/341. HU-8600 Siófok, 70.sz.fkl út 3420.
7/342. HU-6320 Solt, Vecsei u 52.
7/343. HU-9400 Sopron, Határátkelő 1 0923/3.
7/344. HU-9400 Sopron, Határátkelő 2 0892/7.
7/345. HU-9400 Sopron, Kőfaragó tér 2459.
7/346. HU-8330 Sümeg, Alkotmány u 163/1.
7/347. HU-6080 Szabadszállás, Petőfi Sándor út 19.
7/348. HU-5540 Szarvas, Békéscsabai út 3563.
7/349. HU-7349 Szászvár, Bohádi út 2.
7/350. HU-2440 Százhalombatta, Bekötő út 2063/18.
7/351. HU-3170 Szécsény, Salgótarjáni út 0159.
7/352. HU-6750 Szeged, 47.szfkl út 01748/5.
7/353. HU-6724 Szeged, Csongrádi sugárút 16004/5.
7/354. HU-6728 Szeged, Dorozsmai út 20.
7/355. HU-6725 Szeged, Kálvária sugárút 96.
7/357. HU-5520 Szeghalom, Ady Endre út 503.
7/358. HU-8000 Székesfehérvár, Sárkeresztúri út 8.
7/359. HU-8000 Székesfehérvár, Seregélyesi út 8191.
7/360. HU-7100 Szekszárd, Csatári Torok út 0322/49.
7/361. HU-7100 Szekszárd, 56.sz.fkl út 7401.
7/362. HU-7100 Szekszárd, 56.sz.fkl út 3/8.
7/363. HU-2000 Szentendre, Vasúti villasor 6.
7/364. HU-6600 Szentes, Attila út 3965/3.
7/365. HU-9970 Szentgotthárd, Rábafüzesi út 1.
7/366. HU-3900 Szerencs, 37.sz.fkl út 064/3.
7/367. HU-2315 Szigethalom, Petőfi Sándor u 2308/1.

7/368. HU-7900 Szigetvár, József Attila u 66.
7/369. HU-3800 Szikszó, Vásár tér 1279/2.
7/370. HU-2628 Szob, Zebegényi út 924.
7/371. HU-5000 Szolnok, Elkerülő út 19703/6.
7/372. HU-5000 Szolnok, Abonyi út 7740.
7/373. HU-5000 Szolnok, Gábor Áron tér 1221/2.
7/374. HU-5000 Szolnok, Pozsonyi út 2765/58.
7/375. HU-9700 Szombathely, Ady Endre tér 6022.
7/376. HU-9700 Szombathely, Zanati út 15202.
7/377. HU-9700 Szombathely, Zanati út 7273/48.
7/378. HU-8660 Tab, Siófoki út 1142.
7/379. HU-7090 Tamási, Szabadság u 90.
7/380. HU-8300 Tapolca, Keszthelyi u 1917.
7/381. HU-8300 Tapolca, Kossuth út 574.
7/382. HU-2890 Tata, Vértesszőlősi út 4142/6.
7/383. HU-2800 Tatabánya, Győri út 11002/39.
7/385. HU-4243 Téglás, 4.sz.fkl út 0181/4.
7/386. HU-5350 Tiszafüred, Ady Endre út 1376/12.
7/387. HU-6060 Tiszakécske, Szolnoki u 1489.
7/388. HU-4450 Tiszalök, Táncsics Mihály u 86.
7/389. HU-3580 Tiszaújváros, 35. sz. fkl út 1120.
7/390. HU-3910 Tokaj, Tarcali út 86.
7/391. HU-7130 Tolna, Szendresi u 1096/1.
7/392. HU-2045 Törökbálint, M 0 autópálya 0199/2.
7/393. HU-5200 Törökszentmiklós, Kossuth Lajos út 92-94.
7/394. HU-5420 Túrkeve, Kisújszállási u 1754/2.
7/395. HU-4244 Újfehértó, 4.sz.fkl út 012/2.
7/396. HU-2600 Vác, Balassagyarmati út 1914.
7/397. HU-2600 Vác, Diadal tér 3695.
7/398. HU-7838 Vajszó, Széchenyi István út 34.
7/399. HU-4287 Vámospércs, Debreceni út 55/2.
7/400. HU-8100 Várpalota, 8.sz.fkl út 0342.
7/401. HU-8100 Várpalota, 8.sz.fkl út 3352.
7/402. HU-4800 Vásárosnamény, Nyíregyházi út 1.
7/404. HU-2481 Velence, M 7 autópálya 1 539/13.
7/405. HU-2481 Velence, M 7 autópálya 2 625.
7/406. HU-2112 Veresegyház, Fő u 1489.
7/407. HU-8200 Veszprém, Budapesti u 3213.
7/408. HU-7773 Villány, Virágosi út 0101/7.
7/409. HU-2025 Visegrád, 11.sz.fkl út 169/4.
7/410. HU-4625 Záhony, 4.sz.fkl út 030/20.
7/411. HU-8900 Zalaegerszeg, Balatoni út 2726/2.
7/412. HU-8900 Zalaegerszeg, Balatoni út 2736/2.

7/413. HU-8900 Zalaegerszeg, Zrinyi Miklós út 20.
7/414. HU-8749 Zalakaros, Thermál út 1.
7/416. HU-8621 Zamárdi, Endrédi út 2261.
7/417. HU-5000 Szolnok, Mária út 43.
7/418. HU-8420 Zirc, Kossuth Lajos út 433.
7/419. HU-8943 Bocfölde 0145/1.
7/420. HU-4064 Nagyhegyes 0159/1.
7/421. HU-6131 Szank 1165.
7/422. HU-8448 Ajka, 8.sz. fkl út 4066.
7/423. HU-3078 Bátonyterenye, 21.sz.fkl út 1016/2.
7/424. HU-5600 Békéscsaba, Gyulai út 1493/7.
7/425. HU-2049 Diósd, 70.sz.fkl út 3666/1.
7/426. HU-3780 Edelény, 27.sz.fkl út 624/1.
7/427. HU-4200 Hajdúszoboszló, Debreceni út 3530/2.
7/428. HU-3000 Hatvan, M 3 autópálya 1 0335/3.
7/429. HU-6000 Kecskemét, Katona József tér 475/3.
7/430. HU-2144 Kerepes, Szabadság út 2529/5.
7/431. HU-4600 Kisvárda, Attila út 2016/2.
7/432. HU-7300 Komló, Feketegyémánt tér 2350/1.
7/433. HU-3526 Miskolc, Búza tér 4092/3.
7/434. HU-3600 Ózd, Vasvár út 7976.
7/435. HU-7632 Pécs, Lahti út 21169/6.
7/436. HU-7720 Pécsvárad, 6.sz.fkl út 1819/16.
7/437. HU-3950 Sárospatak, Wesselényi Miklós út 1915.
7/438. HU-6771 Szeged, Makai út 323/4.
7/439. HU-2800 Tatabánya, Kossuth Lajos u 5359/2.
7/440. HU-9800 Vasvár, Dr. Tretter László u 52.
7/441. HU-8999 Zalalövő, Bajcsy-Zsilinszky E út 3.
7/442. HU-6411 Zsana 086/20.

8 Date of the Statutes of the Company

8/001 01.10.1991.
8/002 03.09.1992.
8/003 03.11.1992.
8/004 19.12.1992.
8/005 24.05.1993.
8/006 06.05.1994.
8/007 30.06.1994.
8/008 26.09.1994.
8/009 30.11.1994.
8/010 13.03.1995.
8/011 30.05.1995.
8/012 15.09.1995.
8/013 16.10.1995

8/014 29.05.1996.
8/015 12.09.1996.
8/016 19.12.1996.
8/017 28.05.1997.
8/018 19.06.1997.
8/019 18.12.1997.
8/020 16.04.1998.
8/021 14.05.1998.
8/022 29.04.1998.
8/023 09.07.1998.
8/024 18.11.1998.
8/025 24.02.1998.
8/026 22.03.1999.
8/027 29.04.1999.
8/028 26.05.1999.
8/029 03.09.1999.
8/030 22.10.1999.
8/031 11.19.1999.
8/032 21.01.2000.
8/033 18.02.2000.
8/034 11.04.2000.
8/035 28.04.2000.
8/036 20.10.2000.
8/037 27.04.2001.
8/038 28.06.2001.
8/039 07.09.2001.
8/040 29.04.2002.
8/041 11.02.2002.
8/042 24.03.2003.
8/043 17.04.2003.
8/044 01.09.2003.
8/045 15.10.2003.
8/046 15.10.2003.
8/047 23.02.2004
8/048 04.06.2004
8/049 02.09.2004

9 The Company's Scope of Activity

9/080 **1110'03** Extraction of crude oil and natural gas
9/081 **1120'03** Service activities in respect of crude oil and natural gas extraction
9/082 **2222'03** Printing not classified elsewhere (printing activity)
9/084. **2414'03** Manufacture of other organic basic chemicals
9/085 **2415'03** Manufacture of fertilizers and nitrogen compounds
9/086 **2871'03** Manufacture of storage facilities made of iron or steel
9/087 **2952'03** Manufacture of machinery for mining and construction
9/088 **3220'03** Manufacture of industrial telecommunication products
9/089 **3320'03** Manufacture of measuring instruments
9/092 **4100'03** Production, treatment and distribution of water
9/093 **4511'03** Demolition of buildings, earth works

9/094 **5020'03** Repair of motor vehicles
9/095 **5030'03** Trade of spare part of motor vehicle
9/096 **5040'03** Trade and repair of motorcycles and related spare parts
9/097 **5050'03** Retail trade of fuels
9/100 **5212'03** Mixed retail trade of industrial articles
9/101 **5227'03** Retail trade of other foodstuff
9/102 **5248'03** Other retail trade of industrial articles not classified elsewhere
9/103 **5263'03** Other non-store retail trade
9/104 **6021'03** Other scheduled land transport of passengers
9/105 **6024'03** Freight transport by road
9/107 **6120'03** Inland water transport
9/109 **6322'03** Activities supporting water transport
Note: Port and dock activities
9/110 **6411'03** National post activities
Note: Based on the decision No 4290/96 of the Communication Authority
9/111 **6420'03** Telecommunication
9/112 **6523'03** Other financial activity not classified elsewhere
9/114 **7230'03** Data processing
9/115 **7260'03** Other computer technics activities
9/116 **7310'03** Research and experimental development in natural and technical sciences
9/117 **7420'03** Engineering activities and related consultancy
9/118 **7430'03** Technical testing and analysis
9/119 **7440'03** Advertising
9/120 **7482'03** Packaging
9/121 **7487'03** Other services supporting business activities not classified elsewhere
9/122 **8010'03** Pre-school education
9/123 **8042'03** Adult and other education
9/124 **8514'03** Other human health activities
9/125 **9232'03** Artistic auxiliary activities
9/126 **9252'03** Museum activities, protection of cultural heritage
9/127 **9261'03** Operation of sport grounds and stadiums
9/128 **9262'03** Other sport activities
9/129 **9272'03** Other recreation activities not classified elsewhere
9/130 **9305'03** Other services not classified elsewhere
9/132 **5010'03** Sale of motor vehicles
9/133 **5211'03** Mixed retail trading industrial articles
9/134 **5247'03** Retail trading of books, newspaper and stationary products
9/135 **5540'03** Other catering services
9/136 **5530'03** Restaurant, confectionery activities
9 /137 **5155'03** Wholesale of chemical product and goods
9/138 **6330'03** Travel agency operations, guiding visitors
9/139 **6720'03** Insurance supplement operations
9/140 **7133'03** Leasing office equipment and computers
9/141 **9271'03** Gambling betting
9/142 **7414'03** Operational advisory services
9/144 **4011'03** Production of electricity
9/145 **4013'03** Distribution and trade of electricity
9/146 **4021'13** Manufacture of gas

9/148 **5186'03** Wholesale of other electronic spare parts
9/149 **5187'03** Wholesale of other industrial, commercial and navigational machines
9/150 **5242'03** Retail trading of clothing
9/151 **5243'03** Retail trading of footwear, leather goods
9/152 **7221'03** Publishing of software
9/153 **7222'03** Other software consultancy and supply
9/154 **9001'03** Sewage disposal, sanitation
9/155 **9002'03** Refuse disposal, sanitation
9/156 **9003'03** Contamination removal
9/157 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803312511
commencement of the validity of the authority licence 30.01.2004.
9/158 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803313511
commencement of the validity of the authority licence 03.03.2003.
9/159 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803312411
commencement of the validity of the authority licence 30.01.2004.
9/160 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803313412
commencement of the validity of the authority licence 28.12.2001.
9/161 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803312812
commencement of the validity of the authority licence 30.01.2004.
9/162 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803312912
commencement of the validity of the authority licence 28.03.2002.
9/163 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803314012
commencement of the validity of the authority licence 30.01.2004.
9/164 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803313312
commencement of the validity of the authority licence 01.12.2003.
9/165 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803312612
commencement of the validity of the authority licence 28.01.2002.
9/166 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803313912
commencement of the validity of the authority licence 01.12.2003.

9/167 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803313212
commencement of the validity of the authority licence 28.12.2001.

9/168 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803313112
commencement of the validity of the authority licence 01.12.2003.

9/169 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803313012
commencement of the validity of the authority licence 01.12.2003.

9/170 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803312815
commencement of the validity of the authority licence 03.01.2002.

9/171 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803312715
commencement of the validity of the authority licence 26.11.2002.

9/172 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803332240
commencement of the validity of the authority licence 21.02.2000.

9/173 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803332440
commencement of the validity of the authority licence 28.12.2001.

9/174 **2320'03** Crude oil processing
Main Activity
number of authority licence: 1803332540
commencement of the validity of the authority licence 30.01.2004.

9/175 **2320'03** Crude oil processing
Main Activity
number of authority licence: 18000001F2
commencement of the validity of the authority licence 13.01.2004.

9/176 **6030'03** Transport in pipe
number of authority licence: 180331531B
commencement of the validity of the authority licence 30.01.2004.

9/177 **6312'03** Storage and warehousing
number of authority licence: 18003315419
commencement of the validity of the authority licence 19.12.2002.

9/178 **5151'03** Wholesale energy products
number of authority licence: 511/616/2002
commencement of the validity of the authority licence 27.01.2003.
end of the validity of the authority licence 31.12.2005.

9/179 **4022'03** Distribution and trade of gas
number of authority licence: 511/615/2002
commencement of the validity of the authority licence 27.01.2003.

end of the validity of the authority licence 31.12.2005.

Term of the Operation
10/001 indefinite

11 The Registered Capital of the Company

11/004 HUF 108,227,396,578
i.e. one hundred eight billion and two hundred twenty seven million and three hundred ninety six thousand and five hundred seventy eight forints,
of which cash contribution is HUF 2,922,680,000,
and (non-cash or) in kind contribution is HUF 105,304,716,578

12 Way of Signing for the Company

12/004 Any two members of the the Board of Directors jointly, any member of the Board of Directors and an employee authorised for signature by the Board of Directors jointly, any two employees authorised for signature by the Board of Directors jointly shall be authorised to signing on behalf of the Company

13 Data of the Officers Entitled to Sign for the Company *

....

13/1580. Hernádi Zsolt officer (executive officer) (mother's name: Farkas Zsuzsanna)
1025 Budapest, Zöldkő u. 14/A.
Way of signing of the company: joint

13/1581. Dr. Horváth Gábor officer (executive officer) (mother's name: Fachet Magdolna)
1039 Budapest, Deák u. 8.
Way of signing of the company: joint

13/1583. Mosonyi György officer (executive officer) (mother's name: Zámbó Terézia)
1029 Budapest, Hársalja utca 26.
Way of signing of the company: joint

13/1587. Akar László officer (executive officer) (mother's name: Károlyi Ibolya)
1025 Budapest, Zöldkő utca 18/D.
Way of signing of the company: joint

13/1588. Kamarás Miklós officer (executive officer) (mother's name: Bürger Irma)
2014 Csobánka, Damjanich utca 2.
Way of signing of the company: joint

13/1589. Dr. Kemenes Ernő officer (executive officer) (mother's name: Börtetics Ilona)
1122 Budapest, Abos utca 3/B.
Way of signing of the company: joint

13/1590. Simóka Kálmánné dr. sz. dr. Pfeffer Edit officer (executive officer) (mother's name: Sasvári Ilona)
1162 Budapest, Pejkó utca 32.
Way of signing of the company: joint

13/1592. Dr. Dobák Miklós officer (executive officer) (mother's name: Berze Erzsébet)
2040 Budaörs, Akácfa köz 10
Way of signing of the company: joint

13/1593. Dr. Csányi Sándor officer (executive officer) (mother's name: Ballagó Amália)
1025 Budapest, Csatárka u. 31/B

Way of signing of the company: joint

13/1595. Iain Paterson officer (executive officer) (mother's name: Stayton)
Court Farm House Overton, Nr Baringstoke, Haupshire RG 25,3 HF
Way of signing of the company: joint

13/1596. Alács Lajos other emlpoyee (mother's name: Varga Anna)
2051 Biatorbágy, Patak u. 4.
Way of signing of the company: joint

13/1597. Áldott Zoltán other emlpoyee (mother's name: dr.Gál Mária)
1143 Budapest, Utász u. 9.
Way of signing of the company: joint

13/1598. Bábeczki Sándorné sz:Szepesi Erzsébet other emlpoyee (mother's name: Kukoly Julianna)
5091 Tószeg, Bercsényi út 7/A.
Way of signing of the company: joint

13/1599. Barczikai József other emlpoyee (mother's name: Kókai Irma)
1037 Budapest, Perényi út 14/A.
Way of signing of the company: joint

13/1600. Barts Jenő Balázs other emlpoyee (mother's name: Imre Mária)
1022 Budapest, Tapolcsányi u. 12/B.
Way of signing of the company: joint

13/1601. Benkő Ákos other emlpoyee (mother's name: Dr.Czabalay Lenke Etelka)
1025 Budapest, Vöröstorony lejtő 5.
Way of signing of the company: joint

13/1602. Dr.Benkő Zoltán other emlpoyee (mother's name: Gebri Magdolna)
1112 Budapest, Facsemete út 2/18.
Way of signing of the company: joint

13/1603. Berzéki Péter Ferenc other emlpoyee (mother's name: Kunt Magdolna)
1119 Budapest, Rátz László u. 18.
Way of signing of the company: joint

13/1604. Birinyi György Géza other emlpoyee (mother's name: Kalotai Margit)
2011 Budakalász, Ökörszem u. 13.
Way of signing of the company: joint

13/1605. Birinyiné Landesz Bernadett sz.Landesz Bernadett other emlpoyee (mother's name: Kovács Ilona)
2011 Budakalász, Ökörszem u. 13.
Way of signing of the company: joint

13/1606. Dr.Bozsik Frigyes László other emlpoyee (mother's name: Laczó Margit)
1039 Budapest, Zsirai M. u. 11.
Way of signing of the company: joint

13/1607. Bukor József other emlpoyee (mother's name: Nász Irén)
6728 Szeged, Hídverő u. 96.
Way of signing of the company: joint

13/1608. Cseh Béla Csaba other emlpoyee (mother's name: Szűcs Gizella)
1113 Budapest, Bartók Béla út 92-94.
Way of signing of the company: joint

13/1609. Dorogházi Krisztina sz.Dorogházi Krisztina other emlpoyee (mother's name: Petrencsák Edit)
2096 Üröm, Károkatona u. 8.
Way of signing of the company: joint

13/1610. Dzsupin Attila other emlpoyee (mother's name: Fucsala Klára)
3860 Encs, Arany J. u. 56.

13/1611. Erdős Péterné dr. sz:Szabó Mária Margit other emlpoyee (mother's name: Dankó Sarolta)
2030 Érd, Hunyadi u. 74.
Way of signing of the company: joint

13/1612. Dr.Farkas Ferenc other emlpoyee (mother's name: Kovács Zsuzsanna)
2040 Budaörs, Domb u. 1. B/2.
Way of signing of the company: joint

13/1613. Fasimon Sándor other emlpoyee (mother's name: Nagy Ilona)
1163 Budapest, Szérű u. 41.
Way of signing of the company: joint

13/1614. Fekete László other emlpoyee (mother's name: Fabu Margit)
2141 Csömör, Vízműsor u. 50.
Way of signing of the company: joint

13/1615. Ferencz István Szabolcs other emlpoyee (mother's name: Karlak Piroska)
1038 Budapest, Csermák Antal u. 25/H.
Way of signing of the company: joint

13/1616. Gadóné Sárkány Zsuzsanna sz:Sárkány Zsuzsanna other emlpoyee (mother's name: Horváth Erzsébet)
1025 Budapest, Szemlőhegy u. 18.
Way of signing of the company: joint

13/1617. Galambos László other emlpoyee (mother's name: Androvics Julianna)
2440 Százhalombatta, Harangvirág u. 7.
Way of signing of the company: joint

13/1618. Dr.Gégény Andrea sz.Gégény Andrea other emlpoyee (mother's name: Bodogán Erzsébet)
2083 Solymár, Magas u. 1.
Way of signing of the company: joint

13/1619. Dr.Gombás Vilmos other emlpoyee (mother's name: Osgyáni Terézia)
2030 Érd, Bethlen Gábor u. 21.
Way of signing of the company: joint

13/1620. Gróf László other emlpoyee (mother's name: Pfiszterer Teréz)
8900 Zalaegerszeg, Göcseji u. 61/B.
Way of signing of the company: joint

13/1621. Dr.Gulyásné Hende Bernadett sz:Hende Bernadett other emlpoyee (mother's name: Fekete Mária)
8220 Balatonalmádi, Tüzér u. 4.
Way of signing of the company: joint

13/1622. Holoda Attila István other emlpoyee (mother's name: Tatár Elvira)
4200 Hajdúszoboszló, Attila u. 33/A.
Way of signing of the company: joint

13/1623. Horváth Ferenc Zoltán other emlpoyee (mother's name: Madaras Ilona)
2000 Szentendre, Nagybányai u. 7.
Way of signing of the company: joint

13/1624. Huszár András other emlpoyee (mother's name: Veszprémi Hedvig)
1022 Budapest, Bimbó út 78.
Way of signing of the company: joint

13/1625. Imre Taother Iván other emlpoyee (mother's name: Székely Erzsébet)

1165 Budapest, Farkasfog u. 46.
Way of signing of the company: joint

13/1626. Kalmár Gábor other emlpoyee (mother's name: Yulow Katalin)
2040 Budaörs, Felsőhatár út 65.
Way of signing of the company: joint

13/1627. Kántor László Imre other emlpoyee (mother's name: Grün Terézia)
2440 Százhalombatta, Olimpia u. 7.
Way of signing of the company: joint

13/1628. Dr.Kara Pál Zoltán other emlpoyee (mother's name: Pótor Imola)
1031 Budapest, Lőpormalom u. 7.
Way of signing of the company: joint

13/1629. Dr.Kenessey Gábor István other emlpoyee (mother's name: Verhanovits Margit)
1014 Budapest, Tóth Árpád sétány 4.
Way of signing of the company: joint

13/1630. Kerekes Péter other emlpoyee (mother's name: Fuchs Erzsébet)
1221 Budapest, Szent Gellért u. 16.
Way of signing of the company: joint

13/1631. Kiss Csaba Tibor other emlpoyee (mother's name: Győrffy Ilona)
2131 Göd, Rozmaring u. 1.
Way of signing of the company: joint

13/1632. Kovács Ferencné sz:Varga Borbála Zsuzsanna other emlpoyee (mother's name: Borbás Magdolna)
1111 Budapest, Budafoki út 10/B.
Way of signing of the company: joint

13/1633. Krakoczki Adolf other emlpoyee (mother's name: Kopik Katalin)
2220 Vecsés, Angyal u. 11.
Way of signing of the company: joint

13/1634. Lázár László other emlpoyee (mother's name: Fűtő Borbála)
1222 Budapest, Dankasirály u. 9.
Way of signing of the company: joint

13/1635. Lendvay Józsefné sz.Kertész Zsuzsanna other emlpoyee (mother's name: Harmath Mária)
8000 Székesfehérvár, Jankovich u. 24.
Way of signing of the company: joint

13/1636. Loncsár Tibor other emlpoyee (mother's name: Jakab Etelka)
1212 Budapest, Késmárki út 10.
Way of signing of the company: joint

13/1637. Makay Károly János other emlpoyee (mother's name: Varga Katalin)
5000 Szolnok, Mészáros I. u. 19.
Way of signing of the company: joint

13/1638. Maráczi István László other emlpoyee (mother's name: Pápai Anna)
9700 Szombathely, Bükkfa u. 9.
Way of signing of the company: joint

13/1639. Dr.Mátyás János other emlpoyee (mother's name: Alattyán Mária)
1144 Budapest, Zalán u. 37.
Way of signing of the company: joint

13/1640. Molnár József other emlpoyee (mother's name: Andrejcsik Margit)
3700 Kazincbarcika, Akácfa u. 39.

Way of signing of the company: joint

13/1641. Papp Tibor other emlpoyee (mother's name: Sályi Valéria)
1013 Budapest, Pauler u. 20.
Way of signing of the company: joint

13/1642. Paulik Zsolt Norbert other emlpoyee (mother's name: Füzes Anna)
2100 Gödöllő, Akácfa u. 20.
Way of signing of the company: joint

13/1643. Péter István other emlpoyee (mother's name: Nagy Lídia)
2475 Kápolnásnyék, Bartók u. 40.
Way of signing of the company: joint

13/1644. Pethő Zsolt other emlpoyee (mother's name: Vacsi Ilona)
2081 Piliscsaba, Ráczvölgy u. 2817.hrsz.
Way of signing of the company: joint

13/1645. Rák Magdolna sz:Rák Magdolna other emlpoyee (mother's name: Makara Etelka)
1148 Budapest, Adria sétány 9/J.
Way of signing of the company: joint

13/1646. Ruzicska Lajos other emlpoyee (mother's name: Csernák Erzsébet)
1161 Budapest, Mária u. 87.
Way of signing of the company: joint

13/1647. Simola József Farkas other emlpoyee (mother's name: Péics Erzsébet)
1112 Budapest, Oltvány u. 17/E.
Way of signing of the company: joint

13/1648. Simonné Czenki Éva Erzsébet sz:Czenki Éva Erzsébet other emlpoyee (mother's name: Lantos Mária)
1028 Budapest, Mikes Kelemen u. 22.
Way of signing of the company: joint

13/1649. Somfai Attila other emlpoyee (mother's name: Kalmár Rozália)
1055 Budapest, Falk Miksa u. 17.
Way of signing of the company: joint

13/1650. Szabó László other emlpoyee (mother's name: Mészáros Éva)
1221 Budapest, Ringló u. 43/B.
Way of signing of the company: joint

13/1652. Szalotherné dr.Pécsvári Gabriella sz.Pécsvári Gabriella other emlpoyee (mother's name: Halasi Borbála)
2440 Százhalombatta, Ponty u. 6.
Way of signing of the company: joint

13/1653. Dr.Széki Zsuzsanna sz:Széki Zsuzsanna other emlpoyee (mother's name: Becs Erzsébet)
1113 Budapest, Bartók B. út 92-94.
Way of signing of the company: joint

13/1655. Szládovics Dezső József other emlpoyee (mother's name: Szládovics Erzsébet)
2040 Budaörs, Avar u. 17.
Way of signing of the company: joint

13/1656. Dr.Szórád József other emlpoyee (mother's name: Pausits Gabriella)
1025 Budapest, Csatárka u. 29.
Way of signing of the company: joint

13/1657. Tapasztó György other emlpoyee (mother's name: Cseh Margit Erzsébet)
5000 Szolnok, Nagy I. krt. 7.

Way of signing of the company: joint

13/1658. Tóth Attila Sándor other emlpoyee (mother's name: Nyíri Erzsébet Borbála)
1173 Budapest, Hóbagoly u. 21.
Way of signing of the company: joint

13/1659. Török Gábor Géza other emlpoyee (mother's name: Dr.Edvi Illés Judit)
1162 Budapest, Bekecs u. 65.
Way of signing of the company: joint

13/1660. Válik Csaba other emlpoyee (mother's name: Dr.Kalász Anikó Katalin)
5000 Szolnok, Dózsa György út 18.
Way of signing of the company: joint

13/1661. Varga Károly Zsolt other emlpoyee (mother's name: Puskás Éva)
8800 Nagykanizsa, Felsőerdő u. 97.
Way of signing of the company: joint

13/1662. Michel-Marc Delcommune officer (executive officer) (mother's name: Crola Nadine)
1025 Budapest, Napsugár lépcső 5.

13/1663. Szalay Zsolt Attila other emlpoyee (mother's name: Zeley Márta Sarolta)
1116 Budapest, Kelenföldi út 42.
Way of signing of the company: joint

13/1664. Szilágyi Imre Zoltán other emlpoyee (mother's name: Nagy Olga)
2040 Budaörs, Kertész u. 22/1.
Way of signing of the company: joint

....

14 Data of Auditor(s)

14/009 Registration number: Cg.01-09- 267553
Ernst&Young Könyvvizsgáló Kft.
HU 1132 Budapest, Váci u. 20.
István Havas (mother's name: Dr. Anna Faragó)
1021 Budapest, Széher u. 10.
commencement of the legal relationship 17.04.2003.
end of the legal relationship 30.04.2004.

15 Data of Members of the Supervisory Board

15/038 John I. Charody (an.: Rozália Köves)
Foreign domecile or residence:
AU 2068 Castlecrag NSW (Australia), 41 The Tor walk
Delivery Agent:
András Dóczi (mother's name: Éva Sánta)
2051 Biatorbágy, Diófa u. 49/A
commencement of the legal relationship 11.10.2002.
end of the legal relationship 11.10.2007.

15/039 Piroska Bognár (mother's name: Piroska Csanálosi)
2440 Százhalombatta, Erkel krt. 39.
commencement of the legal relationship 11.10.2002.
end of the legal relationship 11.10.2007.

15/040 Hatina Slavomir (mother' name: Alzbeta Morvayová)
Foreign domecile or residence: SK 84106 Bratislava (Slovak Republik),

StrnY v sok 141
Delivery Agent:
András Dóczi (mother's name: Éva Sánta)
2051 Biatorbágy, Diófa u. 49/A
commencement of the legal relationship 11.10.2002.
end of the legal relationship 11.10.2007.

15/041 Dr. Mihály Kupa (mother's name: Erzsébet Kalotaszegi)
1025 Budapest, Cimbalom u 17.)
commencement of the relationship 11.10.2002.
end of the relationship 11.10.2007.

15/042 Dr. Lajos Oláh (mother's name: Ljubov Rosszosanszkaja)
1039Budapest, Nagyvárad u. 3.
commencement of the legal relationship 11.10.2002.
end of the legal relationship 11.10.2007.

15/043 Sándor Lámfalussy (mother's name: Paula Rimler)
Foreign domecile or residence:
BE 1380 Ohain (Belgium), Place Communale 17.
Delivery Agent:
András Dóczi (mother's name: Éva Sánta)
2051 Biatorbágy, Diófa u. 49/A
commencement of the legal relationship 11.10.2002.
end of the legal relationship 11.10.2007.

15/044 Dr. János Lukács (mother's name: Teréz Kiss)
1028 Budapest, Kilincs u. 22.
commencement of the legal relationship 11.10.2002.
end of the legal relationship 11.10.2007.

15/045 János Major (mother's name: Mária Horváth)
2440 Százhalombatta, Bláthy O. u. 18.
commencement of the legal relationship 17.04.2003.
end of the legal relationship 11.10.2007.

15/046 József Kudela (mother's name: Erzsébet Erdei)
2125 Fót, Sarló u.5.
commencement of the legal relationship 17.04.2003.
end of the legal relationship 11.10.2007.

16 Data of the Legal Predecessor(s) of a Company Established By Transformation

16/001 Cg 01-01-002064
Országos Kőolaj- és Gázipari Tröszt (National Oil and Gas Trust)

16/002 Cg 01-01-003431.
Geofizikai Kutató Vállalat (Geophysical Exploration Company)

16/003 Cg. 13-01-000402
Nagyalföldi Kőolaj- és Földgáztermelõ Vállalat (Lowlands Oil and Gas Producing Company)

16/004 Cg. 20-01-010069
Kőolaj- és Földgázbányászati Vállalat (Oil and Gas Producing Company)

16/005 Cg. 14-01-000201
Gáz-és Olajszállító Vállalat (Gas and Oil Transportation Company)

16/006 Cg. 13-01-007096
Dunai Kőolajipari Vállalat (Danube Oil Refinery Company)

16/007	Cg. 11-01-000619 Komáromi Kőolajipari Vállalat (Komárom Oil Refinery Company)
16/008	Cg. 20-01-0100023 Zalai Kőolajipari Vállalat (Zala Oil Refinery Company)
16/009	Cg. 05-01-000109 Tiszai Kőolajipari Vállalat (Tisza Oil Refinery Company)
16/010	Cg. 01-01-003257 ÁFOR Ásványolajforgalmi Vállalat (ÁFOR" Petroleum Trading Company)

17 Code of the State(s) affected in the company operating with Hungarian and foreign participation

17/002 HU-US-AT-GB-DE-NL-SE

18 Name of the Chamber where the Company is a Member

18/003 Chamber of Trade and Industry, Budapest
Registration number for Chamber :127803

20 Statistical Code of the Company

20/001 10625790-2320-114-01

21 Tax Number of the Company

21/001 10625790-2-44

32 Bank Account of the Company

32/004	12001008-00103630-09900009 Account Bank: Raiffeisen Bank Rt. 1054 Budapest, Akadémia u. 6. Registered under: 01-10-041042
32/005	12001008-00103630-00100006 Account Bank: Raiffeisen Bank Rt. 1054 Budapest, Akadémia u. 6. Registered under: 01-10-041042
32/006	10700024-02596204-51100005 Account Bank: CIB Bank Rt. 1027 Budapest, Medve u. 4-14. Registered under: 01-10-041004
32/007	1001008-00103630-03800004 Account Bank: Raiffeisen Bank Rt. 1054 Budapest, Akadémia u. 6. Registered under: 01-10-041042
32/019	10800007-81133039-00000000 Account Bank: CITIBANK Rt. 1051 Budapest, Szabadság tér 7. Registered under: 01-10-041029
32/020	10900011-00000002-02100197 Account Bank: Bank Austria Creditanstalt Rt. 1054 Budapest, Alkotmány u. 4. Registered under: 01-10-041348
32/039	13700016-01015145-00000000 Account Bank: ING Bank 1061 Budapest, Andrássy út 9. Registered under: 01-10-041684
32/043	13700016-01015052-00000000 Account Bank: ING Bank 1061 Budapest, Andrássy út 9. Registered under: 01-10-041684
32/046	10402568-25696219-00000000

Account Bank: Kereskedelmi és Hitelbank Rt. 1051 Budapest, Vigadó tér 1.
Registered under: 01-10-041043

32/047 10300002-20359894-00003285
Account Bank: Magyar Külkereskedelmi Bank 1056 Budapest, Váci u. 38.
Registered under: 01-10-040952

32/049 10800007-11133063-00000000
Account Bank: CITIBANK Rt. 1051 Budapest, Szabadság tér 7.
Registered under: 01-10-041029

32/050 13701017-01015100-00000000
Account Bank: ING Bank 1061 Budapest, Andrássy út 9.
Registered under: 01-10-041684

32/055 12001008-00103630-04200005
Account Bank: Raiffeisen Bank Rt. 1054 Budapest, Akadémia u. 6.
Registered under: 01-10-041042
date of opening the bank account: 19.12.2001.

32/056 11794008-20511753-00000000
Account Bank: OTP 1052 Budapest, Deák Ferenc u. 7-9.
Registered under: 01-10-041585
date of opening the bank account: 15.01.2002.

32/059 13700016-01015069-00000000
Account Bank: ING Bank 1061 Budapest, Andrássy út 9.
Registered under: 01-10-041684
date of opening the bank account: 24.06.2002.11.22.

32/061 10800007-91133047-00000000
Account Bank: CITIBANK Rt. 1051 Budapest, Szabadság tér 7.
Registered under: 01-10-041029
date of opening the bank account: 26.06.2002.

32/062 13700016-01015021-00000000
Account Bank: ING Bank 1061 Budapest, Andrássy út 9.
Registered under: 01-10-041684
date of opening the bank account: 01.03.1993.

32/071 10700024-02596204-50000005
Account Bank: CIB Bank Rt. 1027 Budapest, Medve u. 4-14.
Registered under: 01-10-041004
date of opening the bank account: 12.03.1997.

32/072 10700024-02596204-50500000
Account Bank: CIB Bank Rt. 1027 Budapest, Medve u. 4-14.
Registered under: 01-10-041004
date of opening the bank account: 07.01.1999.

32/075 11100104-10625790-01000003
Account Bank: IEB Budapest 1054 Budapest, Szabadság tér 15.
Registered under: 01-10 041105
date of opening the bank account: 02.02.1994.

32/078 13600019-40002010-20000964
Account Bank: Crédit Lyonnais Bank 1051 Budapest, József nádor tér 7.
Registered under: 01-10-041982
date of opening the bank account: 26.11.2003.

32/079 13789017-01015100-00000000
Account Bank: ING Bank 1061 Budapet, Andrássy út 9.

Registered under: 01-10-041684
date of opening the bank account: 10.01.2004.

32/080 11009993-00433826-00000000
Account Bank: ING Bank 1061 Budapet, Andrássy út 9.
Registered under: 01-10-041684
date of opening the bank account: 07.01.2002.

32/082 10201099-40094009-00000000
Account Bank: Kereskedelmi és Hitelbank Rt. 1051 Budapest, Vigadó tér 1.
Registered under: 01-10-041043
date of opening the bank account: 25.11.1998.

32/085 13600019-10002010-20000961
Account Bank: Crédit Lyonnais Bank 1051 Budapest, József nádor tér 7.
Registered under: 01-10-041982
date of opening the bank account: 04.11.1993.

32/086 14400018-10625790-10600010
Account Bank: KELER Rt. 1075 Budapest, Asbóth u. 9-11.
Registered under: 01-10-042346
date of opening the bank account: 01.06.1999.

32/087 10800007-21133071-00000000
Account Bank: CITIBANK Rt. (1051 Budapest, Szabadság tér 7.)
Registered under: 01-10-041029
date of opening the bank account: 16.06.2004.

32/089 10700024-02596204-51100005
Account Bank: CIB Bank Rt. *(1027 Budapest, Medve u. 4-14.)*
Registered under: 01-10-041004
date of opening the bank account: 30.07.2004.

32/090 110800007-81133039-00000000
Account Bank: CITIBANK Rt. (1051 Budapest, Szabadság tér 7.)
Registered under: 01-10-041029
date of opening the bank account: 27.08.1993.

32/092 10201099-40094009-00000000
Account Bank: Kereskedelmi és Hitelbank Rt. 1051 Budapest Vigadó tér 1.
Registered under: 01-10-041043
date of opening the bank account: 25.11.1998.

II. Data depending company type

1 Data of Shareholder (s)

1/001 Registration number: Cg. 01-10-042051
Hungarian Privatization and Holding Company
HU 1133. Budapest, Pozsonyi u. 56.

2 Way of Operation of the Company

2/001 Public

5 Registered Shares

5/008 1 piece of share with a nominal value of HUF 1000,- i.e.

one thousand forint
Denomination: "B" series preference share

5/010 type of shares 108618197 ordinary shares with a nominal volume of HUF 1000, i.e. one thousand forint
Denomination: Ordinary shares

5/011 type of shares ordinary shares
number of series 578 pieces of shares with a nominal volume of 1001 HUF
Denomination: Ordinary shares

6 The number and the nominal value of the issued convertible bonds

6/002 240 pieces of bonds with a nominal value of HUF 10.000.000 i.e. ten million forints
6/003 240 pieces of bonds with a nominal value of HUF 10.000.000 i.e. ten million forints
6/004 240 pieces of bonds with a nominal value of HUF 10.000.000 i.e. ten million forints
6/005 240 pieces of bonds with a nominal value of HUF 10.000.000 i.e. ten million forints
6/006 20 pieces of bonds with a nominal value of HUF 10.000.000 i.e. ten million forints

8 Way and Place of Publishing the Announcements of the Company

8/006 Publications of the Company shall be published in the Magyar Tőkepiac (Hungarian Capital Market) daily newspaper, in cases specified by law they shall be published in the Cégközlöny (Companies Gazette) whereas the letter of invitation to the General Meeting shall also be published in the Népszabadság and Magyar Nemzet daily newspapers.

The Budapest Municipal Court of Justice, as the Court of Registration, hereby officially testifies that the data recorded in this Extract from Trade Register are based on the legally binding decisions of the Court.

Budapest, 16 December 2004.

2. The resolution of the MOL's Board of Directors with the approval for submitting an application for introducing shares into public trading in Poland

MOL Hungarian Oil and Gas Company

Board of Directors

MOL Rt. 3/1-06/2004. **PUBLIC!**

RESOLUTION

MOL Board of Directors gives its preliminary approval to the public trade of MOL shares in Poland and to initiate duel listing of MOL shares on the Warsaw Stock Exchange.

Responsible: GCSO

Budapest, September 2, 2004.

Hernádi Zsolt
Executive Chairman and CEO

Prepared by:

Székely Péter
Secretary of the Board of Directors

ARTICLES OF ASSOCIATION

of

MOL HUNGARIAN OIL AND GAS PUBLIC LIMITED COMPANY

founded under the Act No. VI of 1988 as amended, through the transformation of the Hungarian Oil and Gas Corporation (OKGT) on the basis of the Government Resolution No. 3149/1991 (IV.11.), and in accordance with the Act No. XIII of 1989 and Act VII of 1990 which, in the meantime, have been repealed, whereas these Articles of Association have been amended in compliance with the provisions of the Act No. CXLIV of 1997 (the "Company Act").

Consolidated Version

September 2, 2004

TABLE OF CONTENTS

1. THE FOUNDATION DATE OF THE COMPANY

October 1, 1991

2. THE COMPANY'S REGISTRATION NUMBER

01-10-041683

3. NAME OF THE COMPANY

In Hungarian language:	MOL Magyar Olaj- és Gázipari Részvénytársaság
In English language:	MOL Hungarian Oil and Gas Public Limited Company
In German language:	MOL Ungarische Öl und Gas Aktiengesellschaft

THE ABBREVIATED TRADE NAME OF THE COMPANY

In Hungarian language:	MOL Rt.
In English language:	MOL Plc.
In German language:	MOL AG

4. THE SEAT OF THE COMPANY

1117 Budapest, Október huszonharmadika u. 18.

BUSINESS PREMISES AND BRANCH OFFICES OF THE COMPANY

See Annex 2.

5. THE COMPANY'S SCOPE OF ACTIVITY:

1110 '03	Production of crude oil and natural gas
1120 '03	Crude oil and natural gas production services
2222 '03	Printing operations, not classified elsewhere (printing activities)
2233'03	Reproduction of computer media
2411'03	Manufacture of industrial gases
2414 '03	Production of other organic chemical feedstock
2415 '03	Production of fertilizers and nitrogen compounds
2871 '03	Production of storage structures and facilities made of iron and steel
2952 '03	Manufacturing of production and construction machines
3220 '03	Manufacturing of industrial telecommunication products
3320 '03	Manufacturing of measuring/metering instruments
4011'03	Production of electricity
4013'03	Distribution and trade of electricity
4021'03	Manufacture of gas
4022'03	Distribution and trade of gas
4030'03	Steam and hot water supply (excluding long distance steam supply and supplies subject to license)
4100 '03	Production, treatment and distribution of water

4511 '03	Demolition of buildings, earth works
4523'03	Construction of highways, roads, airfields and sport facilities
4524'03	Construction of water projects
5020 '03	Vehicle repair
5030 '03	Trading of spare parts for vehicles
5040 '03	Repair and spare part trading of motorbikes
5050 '03	Retail trading of fuels
5151 '03	Energy products wholesale
5186'03	Wholesale of other electronic spare parts
5187'03	Wholesale of other industrial, commercial and navigational machines
5212 '03	Mixed retail trading of industrial articles
5227 '03	Retail trading of other foodstuff
5248 '03	Retail trading of other industrial articles, not classified elsewhere
5263 '03	Trading of other non-shop articles
6021 '03	Local and inter-city regular transport services (based on timetable)
6024 '03	Road haulage
6030 '03	Pipeline transportation
6120 '03	River/lake shipping
6312 '03	Storage and stockpiling
6321'03	Other supporting land transport activities
6322 '03	Auxiliary activities supporting water shipping (port and dock operations)
6323'03	Other supporting air transport activities
6340'03	Activities of other transport agencies
6411 '03	National postal services operations
6412'03	Courier activities
6420 '03	Telecommunication
6522'03	Other borrowing activities
6523 '03	Other financial activities, not classified elsewhere
7011'03	Development and sale of real estate
7012'03	Purchase and sale of real estate
7020'03	Real estate lease and operation
7032'03	Real estate management
7210'03	Hardware consultancy
7221'03	Publishing of software
7222'03	Other software consultancy and supply
7230 '03	Data processing
7240'03	Database activities, on-line publication
7250'03	Maintenance and repair of office and computer equipments
7260 '03	Other IT activities
7310 '03	Research and development in natural/technical sciences
7415'03	Asset management
7420 '03	Engineering and consultancy
7430 '03	Technical inspection and analysis
7440 '03	Advertisement
7482 '03	Packaging
7487 '03	Other business activities not classified elsewhere
8042 '03	Adult and other education and training
8514 '03	Other human resources and health activities
9232 '03	Artistic auxiliary activities
9252 '03	Museum activities, protection of cultural heritage
9261 '03	Operation of sport facilities and stadiums
9262 '03	Other sport activities
9272 '03	Other recreation activities, not classified elsewhere
9305 '03	Other services, not classified elsewhere

2320 '03	Crude oil processing (Main activity)
5010 '03	Sale of motor vehicles
5211 '03	Mixed retail trading of foodstuff articles
5247 '03	Retail trading of books, newspapers and stationary products
5540 '03	Bars and other catering services
5530 '03	Restaurant, confectionary activities
5155 '03	Wholesale of chemical products and goods
6330 '03	Activities of travel agencies and tour operators; tourist assistance activities
6720 '03	Activities auxiliary to insurance and pension funding
7133 '03	Leasing office equipment and computers
9271 '03	Gambling, betting
7414 '03	Operational advisory services
9001'03	Sewage disposal, sanitation
9002'03	Refuse disposal, sanitation
9003'03	Contamination removal
5242'03	Retail trading of clothing
5243'03	Retail trading of footwear, leather goods

6. DURATION OF THE COMPANY

The Company was established on October 1, 1991 for an indefinite term.

7. SHARE CAPITAL AND SHARES

7.1. The Company is a publicly held company limited by shares.

7.2. The Company's share capital amounts to HUF **108,618,776,578** i.e. **one hundred and eight billion six hundred and eighteen million seven hundred seventy six thousand five hundred seventy eight** forint, represented by

a) **108,618,197** pieces registered ordinary shares of the series "A" with a par value of HUF 1,000 each, and 578 pieces of registered ordinary shares of the series "C" with a par value of HUF 1,001 each, issued at a price of HUF 6,000 each, in exchange for in kind contribution[1] and providing identical rights to the holders of such shares, and

b) one (1) piece registered voting preference share of the series "B" with a par value of HUF 1,000 that entitles the holder thereof to preferential rights as specified in the present Articles of Association, provided, that such preferential rights shall be granted and associated to this share until and only until said share remains in the shareholding of the Hungarian State, the Hungarian Privatization and Holding Company ("ÁPV Rt."), any organization being the legal successor of ÁPV Rt., or any other Hungarian entity entitled to exercise ownership rights on behalf of the Hungarian State.

7.3. The Company has issued through private placement registered, dematerialised, convertible, interest-bearing bonds at nominal value, in 5 series, each series

[1] on in-kind contribution see Attachment 1

consisting of 240 pieces of bonds, each with a nominal value of HUF 10,000,000.-, with series numbers MOL 2008/X "A", "B", "C", "D", and "E".

The terms of the bonds are: between October 09, 2003 and October 08, 2008.

Holders of the convertible bonds may convert their bonds by unilateral written declaration to the Board of Directors of the issuer once every year, namely on September 2, 2004, September 2, 2005, September 1, 2006, September 4, 2007, and August 27, 2008, into the issuer's "A"-series of ordinary shares, provided that the bond holders may convert those series of their bonds, for which the possibility for conversion has already been opened. The possibility for conversion pertaining to the various series impact the following years: Series "A": 2004 to 2008, Series "B": 2005 to 2008, Series "C": 2006 to 2008, Series "D": 2007 to 2008, Series "E": 2008. Shares that are to be issued during the course of conversion shall be introduced on the Budapest Stock Exchange similarly to all of the Company's other "A" series of ordinary shares.

In the event that a bondholder does not convert some or any of the bonds despite the possibility for conversion being opened, such bonds will continue to be convertible until the expiry of the terms of the bonds.

The exchange rate of the bonds shall be as follows: each bond shall be converted into 1779 pieces of "A"-series of ordinary shares.

Should the bondholders fail to convert their bonds into shares, they shall be entitled to an amount equal to the nominal value of the bonds in one sum at the time of the bonds' maturity.

The bonds bear variable interest rates. The amount of the interest rate shall be formulated so as to exceed the average yield achieved at the last 12-month discounted Treasury Bill auction organised by the Hungarian Government Debt Management Agency Ltd. directly preceding the interest-period by 20 base points. During the term of the bonds interest shall be paid on September 1, 2004, September 1, 2005, September 1, 2006, September 3, 2007, August 26, 2008, and October 8, 2008.

The Company reserves the right to purchase the bonds by unilateral declaration addressed to the bondholder(s) pursuant to the detailed regulations approved by the Board of Directors (purchase right). The Company reserves the right to redeem a single or all of the bond series from each and every bondholder in a standard manner, and by giving notice to them to this effect, through purchasing the bonds (purchase right) subject to the decision of the Board of Directors if as a result of capital market, taxation or other changes in the financial environment, subsequent to the bond issue, the conversion of the bonds will no longer be in the best interest of either the Company or the bondholders. The Company shall be entitled to exercise its purchase right pertaining to the bonds throughout the full term of the bonds, with the simultaneous payment of the nominal value of the bonds plus accrued interest.

The conditionally increased share capital of the Company following the issuance of the convertible bonds amounts to HUF 110,362,196,578 i.e. one hundred ten billion three hundred sixty two million one hundred ninety-six thousand and five hundred seventy eight Forint. In the event that the owners of the convertible bonds convert by their unilateral declarations the

entire series of bonds into "A" series of ordinary shares within the term of the bonds, the share capital of the company amounting to HUF 108,227,396,578 will be increased by the issuance of 2,134,800 pieces of ordinary shares of the series "A" with a par value of HUF 1,000 each with an amount of HUF 2,134,800,000.

In consideration of the fact that during the terms of the bonds the bonds may be converted into shares once every year, at the time defined in advance, following the announcement of intents to convert the Board of Directors shall decide annually about the actual amount of the capital increase, the number of shares be issued the related modification of the Articles of Association.

Based on the conversion of 220 pieces of convertible bond, on September 2 2004 the Board of Directors decided on the issuance of 391,380 pieces of "A" series ordinary shares, due to the above exchange rate, with an issue value of HUF 5,621, each.

8. SHARES AND SHARE REGISTER

8.1. The shares shall be produced in dematerialised form and those shall bear data as specified by the Company Act and relevant regulation.

8.2. The Board of Directors of the Company shall keep a share register, by share categories of the holders, of registered shares and general proxies, indicating the name (corporate name), address (seat), shareholding ratio of such shareholders or shareholders' proxies and indicating the series, number, and par value of the shares, as well as the date of registration, and in events specified under Article 8.6 the composition of the shareholder group to which the shareholder belongs in accordance with Article 10.1.1 and 10.1.2, and any other data that may be required to meet the requirements specified by law or these Articles of Association. The Board of Directors is entitled to commission a clearinghouse or trader to keep the share register.

8.3. Shareholders' proxies may exercise the shareholders' rights only in respect of the shares registered on the security account kept with such shareholders' proxy, or in respect of the registered shares deposited at such proxy. Any registration into the share register shall only be made if the shareholder's proxy has deposited one copy of the letter of proxy, prepared as a public document or as a private document with full probative power, at the Company. Such letter of proxy shall unambiguously state the fact that the shareholder, issuing the letter of proxy is not subject to any limitation specified under Articles 10.1.1 and 10.1.2 of these Articles of Association, in the absence of that the registration into the share register may be refused.

8.4. The Board of Directors shall refuse the registration of any shareholder into the share register, if such shareholder fails to comply with the requirements specified by these Articles of Association.

8.5. The shareholder shall have access to the share register and shall be entitled to request a copy of the parts thereof including information related to the relevant shareholder from the Board of Directors or its delegate. Any third party may also have access to the share register if he/she renders his/her interest probable. The Board of Directors shall have the authority to form an opinion on such interest.

8.6. Each shareholder, when requesting the registration into the share register, shall declare whether he, or he and any other shareholder belonging to the same

shareholder group as specified in Articles 10.1.1 and 10.1.2 holds at least 2% of the Company's shares, together with the shares regarding which he asks for registration. In the event the conditions described in the previous sentence are met, the shareholder asking for registration shall report the composition of the shareholders' group in accordance with the provisions specified in Articles 10.1.1 and 10.1.2. In case the shareholder asking for registration fails to comply herewith, or in case there is a reasonable ground to assume that a shareholder made false representation regarding the composition of the shareholders' group, its voting right shall be suspended (and any time further on as well) and the shareholder shall be prevented from exercising it until full compliance with said requirements. The compliance with the present reporting obligation does not affect the reporting and announcing obligations of the shareholders under the legal regulations applicable to the acquisition of influence.

8.7. The Company shall regard and treat depositories, commissioned by the Company, issuing certificates of deposit on the Company's shares under foreign law abroad (See Article 10.1.1.), as shareholders, subject to the condition that such depositories shall cause the holders of certificates of deposit to comply with the provisions of the present Articles of Association applicable to shareholders.

9. SHARES WITH CONSOLIDATED DENOMINATION

[Deleted]

10. VOTING RIGHTS

10.1. Every "A" class share with a par value of HUF 1,000 each (i.e. one thousand forint) entitles the holder thereof to have one vote and every "C" class share with a par value of 1,001 each (i.e. one thousand one forint) entitles the holder to have one and one thousandth vote, with the following exceptions:

10.1.1. No shareholder or shareholder group (as defined below) may exercise more than 10% of the voting rights with the exception of the Hungarian State, the Hungarian Privatization and Asset Holding Company, any of its legal successors, any entity exercising ownership rights on behalf of the Hungarian State, and the organization(s) acting at the Company's request as depository or custodian for the Company's shares or securities representing the Company's shares (the latter shall be exempted only insofar as the ultimate person or persons exercising the shareholder's rights represented by the shares and securities deposited with them do not fall within the limitations specified here below).

All relevant restrictions specified in these Articles of Association applicable to shareholders shall be appropriately applied to the holders of certificates of deposit issued on the Company's shares abroad on behalf of the Company.

10.1.2. The definition "shareholder group" with respect to a shareholder shall mean such shareholder and:

(i) any shareholder which directly or indirectly controls, is controlled by or is under common control with such shareholder (control meaning direct or indirect ownership of a majority of equity or the direct or indirect right to exercise a majority of voting rights), and

(ii) any shareholder not described in (i) above exercising voting rights jointly with such shareholder or sharing in exercise of voting rights by such shareholder or controlling or having the power to control such shareholder's exercise of voting rights, in each case with respect to the Company, directly or indirectly, including by way of contract, assignment or relationship (such as senior official, employee, principal, agent, mandatory, representative, assignor, assignee, pledgor, pledgee or close relative as defined in Article 685(b) of the Civil Code) or in any other way. (Employees of the same Company who are shareholders shall not be deemed by virtue of that relationship to be exercising voting rights joint with each other or sharing in exercise of voting rights unless proven otherwise.)

For purposes of this Article, indirect ownership or indirect exercise of voting rights shall mean the control of a majority of the capital or the exercise of a majority of the voting capital of an enterprise (hereinafter: "original enterprise") through the direct or indirect control of the majority share and/or votes, or a combination thereof, of one or more other enterprises (hereinafter: "intermediate enterprise") having ownership rights and/or votes in the original enterprise. If the enterprise controls a majority ownership or voting share in the intermediate enterprise, this shall be considered as if the enterprise had full ownership of all shares in the original enterprise held by the intermediate enterprise.

In the event any shareholders' group, as defined above, holds more than 10% of the voting rights, the total voting rights of the shareholders' group shall be reduced to 10% by disregarding the voting rights of the shares (or the relevant portion of those) most recently acquired by the shareholder group.

10.1.3. In cases listed in Articles 10.1.5 and 10.1.6 below, the holders of "A" and "C" series shares may exercise not more than 50% minus one vote of all votes present at the general meeting, and within this limit each "A" series shares carries – subject also to Articles 10.1.1 and 10.1.2 – a proportional voting right.

10.1.4. Subject to Article 7.2(b) the "B" series share entitles its holder to one vote in accordance with its nominal value, except as follows:

10.1.5. For so long as the holder of the "B" series share holds more than 25% of "A" series shares, the holder of such "B" series share shall exercise 50% plus one vote in the election or dismissal of three members of the Board of Directors identified by name, and two members of the Supervisory Board identified by name pursuant to Article 12.2.e), irrespective of the amount of voting equity present at the general meeting.

10.1.6. For so long as the holder of the "B" series share holds 25% or less of "A" series shares, the holder of the "B" series share shall exercise 50% plus one vote in the election or dismissal of one member of the Board of Directors identified by name, and one member of the Supervisory Board identified by name, pursuant to Article 12.2.e), irrespective of the amount of voting equity present at the general meeting.

10.2. Each shareholder shall inform the Board of Directors if he, or he and another shareholder belonging to the same shareholder group as defined in Articles 10.1.1 and 10.1.2 together hold a number of shares exceeding 10% of the shares with voting rights of the Company, in which case the Company shall register into the share register that, as specified in Articles 10.1.1 and 10.1.2 no voting rights may be exercised by the relevant shareholder with respect to the shares in excess of 10% of the shares or voting rights of the Company.

If the shareholder fails to notify or accurately notify the Company pursuant to the provisions here above, he will be obliged to reimburse all damages and costs incurred as a consequence of exercising voting rights in excess of the 10% limitation by the shareholder or the shareholders' group to which the shareholder belongs.

10.3. In the event any shareholders' group, as defined above, holds more than 10% of the voting rights, the total voting rights of the shareholders' group shall be reduced to 10% by disregarding the voting rights of the shares (or the relevant portion of those) most recently acquired by the shareholder group.

10.4. In addition to the above, the "yes" vote of the holder of "B" series of share is required for decisions at the general meeting on issues enlisted in Article 12.4.

11. TRANSFER OF SHARES

11.1 Shares shall be transferred in compliance with Article 180 (3) of the Company Act. Transfer shall only be binding upon the Company and the shareholder shall be entitled to exercise his shareholder's rights only if such shareholder (or shareholder's proxy) has been duly registered into the share register in compliance with the applicable rules.

11.2 The shareholder, if previously registered in the share register, shall report the transfer of his share(s) to the Company within eight days following such transfer. The keeper of the share register shall be responsible for the deletion from the share register on the basis of such reporting. The deleted data shall, however, remain observable. Should a shareholder default or not perform said reporting obligation, the Board of Directors may impose a penalty payment obligation on the shareholder up to 1‰ (per thousand) of the aggregate value of the shares so transferred.

11.3 The Company shall accept the statement of account issued by the Central Clearing House and Depository Co. Ltd. (KELER), or by another organization entitled to keep securities account, as a certificate of the ownership of the share.

12. GENERAL MEETING

12.1 The general meeting is the supreme body of the Company consisting of the totality of shareholders.

12.2 The general meeting shall have the exclusive scope of authority and competence in the following matters:

a.) approval and modification of the Articles of Association, **with the exceptions provided by law or these Articles of Association**.

b.) save for the increase and conditional increase of the share capital by the Board of Directors in accordance with the authorization granted in the Articles of Association the (conditional) increase of the share capital, in the event of capital increase through private placement resolved by the general meeting to assign or select person(s) and shareholder(s) who will have exclusive right to subscribe such shares;

c.) alteration of rights attached to series of shares, and transformation of share categories or classes;

d.) decision in respect of the transformation of the Company and its termination without legal successor as well as changing the operational form of the Company;

e.) decision on the election and dismissal of members of the Board of Directors, Supervisory Board and the auditors, including the decision on their remuneration;

f.) save for the approval of the interim balance sheet by the Board of Directors pursuant to the authorisation granted in these Articles of Association, the approval of the interim balance sheet and annual financial reports (parent company and consolidated/aggregated report) prepared in accordance with the Accounting Act, including the decision on distribution of profit after taxation (determination of dividends);

g.) save for the decision to pay interim dividends based upon the authorisation granted to the Board of Directors in these Articles of Association, decision to pay interim dividends;

h.) save for the conditional capital increase through issuance of convertible bonds within the competence of the Board of Directors pursuant to the authorisation granted in the Articles of Association, decision on issuance of convertible bonds or bonds with the right of subscription;

i.) decision on conversion of share types;

j.) decision on application for eventual withdrawal of shares from the stock exchange;

k.) approval of the by-laws of the Supervisory Board;

l.) save for the decision of the Board of Directors on the acquisition of treasury shares based on the authorisation granted in these Articles of Association, decision on the acquisition of treasury share(s) and on the acceptance of public purchase offer of treasury share(s);

m.) decision on transferring control over the crude oil refineries of the Company located in Százhalombatta or Tiszaújváros;

n.) decision on the transfer of the Company's ownership interest in a subsidiary pursuing natural gas transport and system administration activity or the approval of the increase of the registered capital of such a subsidiary, in case the transfer or the capital increase would result that the voting rights attached to the Company's ownership interest in such subsidiary decreases below 25 % + 1 vote;

o.) decision to transform previously issued shares or other securities, from certified form into dematerialized securities;

p.) approval, conditioned to the Company's profitability, of the incentive scheme for the members of the Board of Directors, based on the proposal of the Supervisory Board;

q.) in case of a decision of General Meeting on the capital increase against a provision of cash contribution, the exclusion of the shareholders' preference right to subscribe or take over the shares, based on the written proposal of the Board of Directors;

r.) unless otherwise provided by law, decision on the decrease of the share capital.

s.) decision on any matter, which, due to law, belongs to the exclusive scope of authority and competence of the general meeting.

12.3 The general meeting shall decide on matters specified in Articles 12.2 (a) (b), (c), (d), (h) (i) (j), (q) and (r) by three-quarter majority of votes, taking into consideration restrictions stipulated in Articles 10.1, 10.2 and 10.3

12.4 The "yes" vote of the holder of "B" series of share is required to adopt decisions in the following matters:

a.) decision on the transformation of the Company and termination of it without legal successor as well as changing the operational form of the Company;

b.) decision on alteration of the rights attached to specific share categories, or issuing new share categories, provided that this may affect rights attached to the "B" series of share;

c.) decision on amending the provisions of Articles 7.2(b), 10.1, 10.2, 10.3, 10.4 and 12.4 of the present Articles of Association

d.) decision on transferring control over the crude oil refineries of the Company located in Százhalombatta or Tiszaújváros;

e.) decision on the transfer of the Company's ownership interest in a subsidiary pursuing natural gas transport and system administration activity or the approval of the increase of the registered capital of such a subsidiary, in case the transfer or the capital increase would result that the voting rights attached to the Company's ownership interest in such subsidiary decreases below 25 % + 1 vote.

12..5 In each financial year one ordinary annual general meeting shall be held.

12..6 The ordinary annual general meeting shall be held within the deadlines set by the applicable legislation, and shall be convened by the Board of Directors.

12..7 The general meeting shall be held in Budapest; the Board of Directors shall specify the exact place, date and agenda. In case a general meeting does not have a quorum, then a second general meeting convened within 15 (fifteen) days from the date of the first meeting shall have a quorum in respect of all issues put on the original Agenda, irrespective of the number of shareholders being present.

12..8. Any general meeting, other than the ordinary annual general meeting shall be referred to as an extraordinary general meeting.

12..9 The Board of Directors shall convene the extraordinary general meetings, except in cases otherwise provided by the Company Act or in these Articles of Association.

12..10 In case under the applicable laws or provisions of the Articles of Association as in effect from time to time, a resolution of the general meeting requires the prior approval of the shareholders, the holders of a series of shares or shareholders representing certain percentage of the votes, the shareholders shall be requested to submit their declaration on the approval in a public announcement pursuant to Article 26 of the Articles of Association. Unless different majority is not required by law, in case at least the majority of the relevant shareholders do not submit a written declaration on the refusal of the approval within 30 days from the date of the public announcement the approval is deemed to be granted. The date of the written declaration in case of registered letter shall be the date of its posting, in any other case the date of its receipt at the address as indicated in the public announcement.

In case the validity of a resolution of the general meeting requires under the applicable laws the separate approval of the holders of a series of shares, the holders of the series of shares present at the general meeting shall decide upon such approval prior to the resolution of the general meeting, by voting separate of each series of shares, and by simple majority of the votes attached to the shares belonging to the relevant series of shares. Applicable law may prohibit the application of the exclusion or limitation of voting rights attached to the shares within the course of the approval of the holders of certain series of shares.

12..11 The general meeting shall decide on an issue provided for under Article 12.2. j) of these Articles of Association only if any investor undertakes, in advance, the obligation to submit a public offer to purchase the shares of those shareholders who had not voted in favour of the resolution concerning the withdrawal of the shares.

13. INVITATION TO THE GENERAL MEETING, QUORUM

13.1. Notice of the general meeting shall be sent at least 30 days prior to the members of the Board of Directors, the members of the Supervisory Board, the Budapest Stock Exchange, the auditor, and to the financial institutions the shares are deposited at under deposit agreements concluded with the Company, as required by these Articles of Association. An announcement of and invitation to the general meeting shall be published in the newspapers set forth in Article 26, at least 30 days prior to the date of the general meeting.

13.2. The invitation and the announcement shall clearly indicate the date, place and agenda of the meeting, as well as the conditions of exercising voting rights as provided for in the present Articles of Association, as well as the place and date of the re-convened meeting for the event that the first Meeting does not have a quorum.

13.3. The invitation and the announcement shall state that the shareholders may exercise their rights at the general meeting through appointed representative. Members of the Board of Directors and the Supervisory Board, as well as the auditor, may not represent a shareholder at the general meeting. The power of attorney has to be provided to the Company in the form of a public or a private document with full probative force.

13.4. A condition of participation and voting at the general meeting for holders of registered shares is that the holder of the share(s) or the proxy shall be listed in the share register at least eight (8) business days prior to the date of the general meeting.

13.5. A general meeting has a quorum if shareholders representing more than half of the shares entitled to vote, and - in case the agenda includes any item, which, pursuant to Article 12.4 hereof, requires the affirmative vote of the holder of the "B" series share - the holder of the "B" series share is are present. In determining whether the general meeting has a quorum the restrictions of Articles 10.1 and 10.2 shall be applied so that the voting right beyond the 10% limitation shall be disregarded. If the general meeting does not have a quorum, the general meeting shall be re-convened within 15 days and such general meeting shall have a quorum for the matters indicated on the original agenda, irrespective of the number of shareholders present.

14. PROCEEDINGS OF THE GENERAL MEETING

14.1. Either the Chairman of the Board of Directors or the person appointed by the general meeting on the basis of the proposal of the Board of Directors should chair the general meeting.

14.2. Shareholders may vote at the general meeting in person, through a shareholder's proxy, or through a representative authorized to vote on his behalf. Voting may take place by using computers (i.e. electronically), or by counting the number of the votes.

14.3. Representatives shall deposit their powers of attorney at the Company's head office or any suitable place indicated on the announcement on the general meeting prior to the date of the general meeting. In the event the power of attorney is not deposited in the manner defined above, it shall be deemed null and void. The power of attorney shall be valid for one general meeting or a definite term, but for a 12 months period at the maximum. Such power of attorney shall be applicable to the continued general meeting after suspension or the general meeting re-convened due to lack of quorum.

15. BOARD OF DIRECTORS

15.1. The Board of Directors is the executive management body of the Company. The Board of Directors shall have nine to eleven natural person members.

15.2. The Board of Directors shall be competent in the following matters.

a.) drawing up its own by-laws;

b.) approval of the Company's Regulations on Operation and Organization, and the related List of Decision-Making and Competencies;

c.) defining the main business objectives of the Company and to approve the Company's business strategy;

d.) approval of the Company's medium term and annual plans;

e.) approval of the commencement of any new business activity;

f.) submission of the business reports (parent company and aggregated/consolidated reports) prepared in accordance with the Accounting Act and the proposal to the general meeting on the utilization of the profit after

taxation, and preparation of a quarterly report to the Supervisory Board on the Company's financial position, management and business policy;

g.) appointment of the Chief Executive Officer, exercising the employer's rights over the Chief Executive Officer and over employees specified in the Company's Regulations on Operation and Organization;

h.) decision on the application for listing the Company on the stock exchange;

i.) performing the obligation of regular and extraordinary disclosure, as imposed by law;

j.) commissioning a clearinghouse or trader to keep the share register (The Company shall publish such commissioning in the Cégközlöny (Companies' Bulletin), Napi Gazdaság (Daily Economy), Népszabadság and Magyar Nemzet (daily papers).);

k.) permitting the access to the share register;

l.) observing compliance with the provisions of the Articles of Association;

m.) approval of any shareholder's access to the documents/files;

n.) decision on the increase of the Company's share capital pursuant to Article 17. d) and e.) of the Articles of Association;

o.) decision on the acquisition of treasury shares based on authorisation granted by the general meeting or in cases provided by law;

p.) decision to pay interim dividends based upon the authorisation granted in these Articles of Association;

q.) decision on the approval of interim balance sheet.

15.3.1 The Board of Directors adopts its decisions by simple majority of the votes, with the exception of issues specified in Articles 15.3.2 and 15.3.3

15.3.2. The validity of any decision of the Board of Directors on the issues specified in articles 15.2 a.), c.), e.) and g.) requires an additional vote in excess of a simple majority of the votes.

15.3.3. In case of a capital increase through private placement of new shares or public issue of new "a" series of shares pursuant to articles 15.2. n) and 17.d) the decision of the Board of Directors shall require at least nine "yes" votes of the members. The decision shall be rendered at a meeting of the Board of Directors held with the personal attendance of the members.

15.4. The general meeting for a maximum term of five (5) years shall elect members of the Board of Directors. Their appointment can be terminated at any time or may be renewed after the expiry of the five-year term.

15.5. In the event the number of the members of the Board of Directors falls below nine, a general meeting shall be convened to elect new members.

15.6. The Board of Directors shall elect the Chairman of the Board of Directors from its members. The Board may recall the Chairman at any time.

15.7. The prohibitions and restrictions of the Company Act on conflict of interest and all consequences stipulated for infringement of such provision shall be applicable to the members of the Board of Directors. In the event the Chairman of the Board of Directors is terminated, for any reason, as a member of the Board of Directors, his position as Chairman shall likewise be terminated.

15.8. The Board shall not manage and direct the Company's business activity in violation of the present Articles of Association or contrary to any decision adopted by the general meeting.

15.9. The Board may invite external experts and establish committees for specific tasks or actions, if necessary.

15.10. The members of the Board of Directors may be also members of the Board of Directors in subsidiaries or affiliates of MOL pursuing activities identical to that of MOL.

16. CONVENING THE BOARD OF DIRECTORS AND ITS PROCEDURES OF OPERATION

16.1. The Board shall hold at least one meeting every three (3) months. The Chairman of the Board of Directors at his discretion shall determine the place, day, hour and agenda of each meeting. Participants shall be notified at least 8 days prior to the meeting. Besides the Board members those who are invited by the Chairman shall attend the meeting.

16.2. The Chairman of the Board shall be obliged to convene, without delay, the meeting of the Board of Directors if requested by the Chief Executive Officer or two or more Directors and he shall, at his discretion, determine the place, day, hour and agenda of such meeting, and each participant shall be invited at least 8 days prior to such planned meeting.

16.3. Meetings of the Board of Directors shall be chaired by the chairman of the Board, or, if he is unable to attend, by the member appointed by the chairman.

16.4. The Board of Directors shall have a quorum if no more than three members are absent from the meeting.

16.5. In the event that the number of members present at a meeting does not make a quorum for decision-making, the Board of Directors shall be re-convened within 48 hours.

16.6. The Board of Directors shall publish at least the most significant data of the annual report, the proposal for profit distribution, and the reports of the Board of Directors and the Supervisory Board at least 15 days prior to the general meeting.

17. INCREASE AND DECREASE OF SHARE CAPITAL

a.) Unless otherwise provided by law, the general meeting shall be competent to decide on the reduction of share capital. Reduction of share capital can only be performed through replacement or stamping of the shares.

b.) The Company may, at any time, increase its share capital through a resolution adopted by the general meeting or the decision of the Board of Directors based on the authorisation granted in the Articles of Association.

The share capital may be increased by:

- the issuance of new shares;
- converting equity into share capital;
- issuance of employee shares;
- as conditional increase of share capital, through the issuance of convertible bonds.

c.) In case the shareholders or bond-owners of the Company have preference right to subscribe or take over shares (hereinafter jointly referred to as "preference right") provided by law, and the exercise of such preference right is not excluded, the Board of Directors shall call the shareholders and bond-owners for exercising their preference right in a public announcement according to Article 26 of these Articles of Association. Shareholders and bond-owners may exercise their preference right by sending a declaration in the manner, within the time and to the address as specified in the public announcement. The declaration shall contain the category, class, series, number, par value and issuance price of the shares to be subscribed or taken over, as well as the irrevocable commitment of the shareholder or bond-owner on the subscription or taking over the shares stipulated in the declaration and on the payment the issuance price according to the decision of the general meeting. The validity of the declaration is subject to the performance of the payment obligation included therein by the shareholder or bond-owner in due time. If the shareholder or bond-owner does not submit a declaration within the time specified in the public announcement on the exercise of his/her preference right, he/she shall be deemed not to exercise his/her preference right. Unless otherwise provided for in the decision of the general meeting, if shareholders or bond-owners with the same preference right intend to subscribe or take over more shares than shares to be issued within the course of the capital increase, they can exercise their preference right in the proportion of the par value of their shares or bonds.

The general meeting may exclude the preference right pertaining to subscribe or take over shares based on the written proposal of Board of Directors. The general meeting shall discuss the proposal on exclusion of the preference right together with the proposal pertaining to the capital increase but it shall render separate decisions on them. In addition to the content required by law the proposal on exclusion of the preference right shall also contain the reason of the capital increase, in case of private placement the introductions of persons entitled to take over the shares, and the modification of the voting ratio of the existing shareholders as a result of the capital increase.

d.) Based on the authorization granted in the Articles of Association the Board of Directors is entitled to increase the share capital until October 11, 2005 by not

more than 25% of the share capital, i.e. HUF 24,600,000,250 through public issue of "A" series of shares or public issue or private placement of new "C" series of shares with a par value of HUF 1,001 i.e. one thousand one forint each, providing for one vote per each HUF 1,000 i.e. one thousand forint amounting to 1.001 vote per share and resolve the amendment of the Articles of Association in connection thereof. The Board of Directors is entitled to increase the share capital through private placement of new shares within the time and value limits set in this authorization exclusively for the purposes of exchange of shares or as consideration for the acquisition of shares and/or assets of a company (save for a subsidiary of MOL) registered as an oil company with a core activity of oil refining or fuel retail or oil production with a shareholders equity of at least HUF 100 billion as evidenced in the audited annual accounts for the year preceding the year of the decision on the capital increase. In case of a capital increase through private placement of new shares resolved by the Board of Directors the issue price of the shares shall not be less than the 180 days average weighted stock exchange price of the "A" series of shares prior to the date of the resolution. Based on and within the limits of this authorization the Board of Directors is entitled to resolve the capital increase in one or more installments, but the total amount of such capital increase shall not exceed 25% of the share capital, i.e. HUF 24,600,000,250.

e.) Based on the authorization granted in the Articles of Association the Board of Directors is entitled to conditionally increase the share capital until 1 September 2008 by not more than 2% of the share capital, i.e. HUF 2,164,548,000 through the private issuance of convertible bonds convertible into series (or to the supplanter of these series) of registered ordinary "A" shares for the purpose of the implementation of the Company's long term incentive scheme.

Based on the prevailing provisions of the Articles of Association and the Company Act following the conditional increase of the share capital through the issuance of convertible bonds and the conversion of bonds into shares, the Board of Directors is entitled to amend the Articles of Association accordingly after the closing of each conversion periods.

18. DOCUMENTS

18.1. An attendance list shall be drawn up at the general meeting pursuant to Article 235 of the Company Act. The signatures of the Chairman and the minute's keeper of the general meeting shall certify this list.

18.2. Minutes taken at the general meeting shall contain all data defined by Article 239 of the Company Act, whereas minutes taken at meetings of the Board of Directors shall contain the following:

a) the names of participants in the meeting;

b) the procedure of the meeting and each resolution adopted; and

c) all appointments made by the Board of Directors.

The minutes shall be certified by the signature of the respective chairman of the general meeting and by the minute's keeper, as well as by a designated member of the Board of Directors, and, in the case of the minutes of the general meeting, by a shareholder appointed for such purpose.

18.3. The Board of Directors shall file the minutes (or authenticated summary thereof) of the general meeting and its Appendices with the Court of Registration and with the Budapest Stock Exchange.

19. CHIEF EXECUTIVE OFFICER

19.1. In case the Chairman of the Board is the at the same time employee of the Company, the Company shall have one or two Chief Executive Officers. The Board of Directors shall appoint the Chief Executive Officer, who shall also be a member of the Board of Directors.

19.2. The Chief Executive Officer shall have an employment relation with the Company. The Board of Directors shall exercise the employer's rights. The Board of Directors shall conclude the employment contract with the Chief Executive Officer. Such contract shall be executed by two members of the Board, appointed for such execution through voting taken by the Board. These two members of the Board appointed for execution shall not be employees of the Company.

19.3. The Chief Executive Officer shall be responsible for the Company's operative management and direction in accordance with the Articles of Association, and the resolutions adopted by the general meeting and the Board of Directors.

19.4. The Chief Executive Officer shall be the head of the Company's organization; he shall exercise the employer's rights with respect to the Company's employees. In case the Company has two Chief Executive Officers, the Chairman-CEO shall be entitled to exercise the employer's rights. The Chief Executive Officer shall have the right to delegate his scope of authority, competence and responsibility as defined by the Regulations on Operations and Organization or by other internal orders to the Company's employees in managing position or to such employees who are nominated as employees in management position by the general meeting.

20. REPRESENTATION

20.1. The Board of Directors - as a body - shall be entitled to represent the Company in general, in each case and with respect to any third person, pursuant to Article 39 (1) of the Company Act.

20.2. The Chief Executive Officer shall be entitled to represent the Company - in accordance with the rules on signing - in respect of all authorities, any other state organization, court or financial institute or business associations; and he shall inform the Board of Directors on his actions having significant impact on the Company's activities.

20.3. The Board of Directors may authorize employees of the Company to represent the Company in respect of specific group of matters.

The Chief Executive Officer and the employee authorized for representation shall not assign such right of representation to third persons except in the event of authorization defined in Articles 221 through 223 of the Civil Code.

21. SIGNING ON BEHALF OF THE COMPANY

Signing on behalf of the Company shall be performed jointly by any two persons so authorized in a way that such person signs his/her full name as stated in his/her signature specimen under the pre-written, pre-typed or printed name of the Company.

The following persons shall be authorized to sign on behalf of the Company:

a) any two members of the Board of Directors jointly;

b) any member of the Board of Directors and an employee authorized for signature by the Board of Directors, jointly;

c) any two employees authorized for signature by the Board of Directors, jointly, in accordance with the signature specimen.

22. SUPERVISORY BOARD

22.1. The Supervisory Board shall consist of at least three and not more than nine members. The Central Works Council, by taking into consideration the opinion of trade unions active at the Company, shall appoint the employee members of the Supervisory Board (one third of the members of the Supervisory Board).

22.2. Members of the Supervisory Board shall elect a chairman from among themselves. The Board itself shall define the by-laws of the Supervisory Board, and these shall be approved by a resolution of the general meeting. The Company may not employ members of the Supervisory Board with the exception of the employee members appointed by the Central Works Council. Stipulations of Articles 23 (1) and (2), and 25 of the Company Act shall also be applicable to the members of the Supervisory Board.

22.3. The Supervisory Board shall:

a) supervise the management (Board of Directors) of the Company;

b) review and survey all significant business policy reports to be submitted to the general meeting;

c) review and survey the business reports of the Company prepared in accordance with the Accounting Act, and the utilization of the profit after taxation, as well as report to the general meeting on such reviews;

d) the preliminary approval of the Supervisory Board is required to conclude a contract between the Company and any of its registered shareholders or their close relatives, provided that such shareholder has a voting right amounting to at least 10%.

If, based on the authorization granted by these Articles of Association, the Board of Directors decides on the approval of interim balance sheet, the decision of Board of Directors requires the previous approval of the Supervisory Board.

22.4. If the Supervisory Board is of the opinion that the activity of the Board of Directors is in violation of applicable laws or regulations, the Articles of Association or the resolutions of the general meeting, or is in any way contrary to the interests of the Company or the shareholders, it shall convene the extraordinary general meeting and submit a proposal on the agenda.

22.5. The Supervisory Board shall hold its meetings as deemed necessary in its discretion, however, it shall have a minimum of four meetings annually.

22.6. The Supervisory Board shall submit a written report to the general meeting on issues within the scope of the Board's competence, at least 15 days prior to the ordinary annual general meeting, but in any event by the deadline as defined by the applicable laws.

23. BUSINESS YEAR

The Company's business year shall coincide with the calendar year.

24. DISTRIBUTION OF PROFITS

24.1. The ordinary general meeting, based on the proposal of Board of Directors approved by the Supervisory Board, shall have the authority to determine profit distribution, i.e. the amount of the profit after taxation to be reinvested into the Company and the amount to be paid out as dividends. Based upon the decision of the general meeting, dividend can be paid in a non-cash form as well. The starting date for the payment of dividends shall be defined by the Board of Directors in such way as to ensure a period of at least 20 business days elapsing between the date of such resolution and the starting day of dividend payment.

24.2. The profit after taxation shall be distributed in a way to ensure that adequate funds are available to maintain competitiveness and proper and profitable future operation of the Company.

24.3. If the conditions required by law are met, the general meeting or the Board of Directors may decide on the payment of interim dividend in the period between the approvals of two consecutive annual reports.

25. AUDITORS

25.1. The general meeting shall elect the auditor. The auditor may not be the Company's shareholder, senior official (member of the Board of Directors), member of the Supervisory Board, any close relative of the foregoing (in accordance with Article 685 Section b) of the Civil Code) and the Company's employee for a three year period from the termination of the employment.

25.2. The auditor shall be elected for a definite term, but for a maximum term of five (5) years. The auditor can be re-elected. The auditor's appointment shall terminate by

dismissal based on the decision of the general meeting, or the expiry of the term specified in the auditor's contract, occurrence of any disqualification reason as defined by law, or upon the termination of the auditor's contract by the auditor.

25.3. The auditor shall audit the business reports prepared in accordance with the Accounting Act to establish the authenticity and legality thereof. Furthermore, the auditor shall audit any significant business report submitted to the general meeting whether such reports contain true and correct data, and comply with the applicable laws and regulation. The auditor shall submit a written report to the general meeting thereon.

26. PUBLICATIONS

The Company shall publish its announcements in the Magyar Tőkepiac daily newspaper, and, in events required by law, in the Companies' Bulletin, whereas the invitation to the general meeting shall be published in the Népszabadság and Magyar Nemzet dailies.

27. TERMINATION

The Company shall be terminated if:

a.) the general meeting decides to terminate the Company without legal successor;

b.) the general meeting decides to terminate (transform) the Company through legal succession;

c.) the Court of Registration establishes that the Company is terminated;

d.) the Court of Registration orders "ex officio" to delete the Company from the company register;

e.) the Court terminates the Company in a liquidation proceeding.

In the event the Company terminates without legal successor - except in liquidation due to permanent insolvency - a voluntary dissolution shall follow.

28. APPLICABLE LAW

The provisions of the Act No. CXLIV of 1997(the "Company Act"), as amended from time to time, shall govern issues not provided for in these Articles of Association.

29. LEGAL SUCCESSION

Pursuant to Article 8 of Act XIII of 1989, the Company shall be the general legal successor of the Országos Kőolaj- és Gázipari Tröszt (National Oil and Gas Trust), as well as of the following Trust's subsidiaries:

Geofizikai Kutató Vállalat
Geophysical Exploration Company

address: 1068 Budapest, Gorkij fasor 42.

Nagyalföldi Kőolaj- és Földgáztermelő Vállalat
Lowlands Oil and Gas Producing Company
address: 5000 Szolnok, Ady Endre u. 26.

Kőolaj- és Földgázbányászati Vállalat
Transdanubian Oil and Gas Producing Company
address: 8000 Nagykanizsa, Szabadság tér 22.

Gáz- és Olajszállító Vállalat
Gas and Oil Transportation Company
address: 8600 Siófok, Tanácsház u. 5.

Dunai Kőolajipari Vállalat
Danube Oil Refinery Company
address: 2443 Százhalombatta, Pf. 1.

Komáromi Kőolajipari Vállalat
Komárom Oil Refinery Company
address: 2922 Komárom, Kőolaj út 2.

Zalai Kőolajipari Vállalat
Zala Oil Refinery Company
address: 8901 Zalaegerszeg, Zrínyi út 6.

Tiszai Kőolajipari Vállalat
Tisza Oil Refinery Company
address: 3580 Tiszaújváros, Mezőcsáti út

ÁFOR Ásványolajforgalmi Vállalat
„ÁFOR" Petroleum Trading Company
address: 1093 Budapest, Közraktár u. 30.

These Articles of Association incorporate all amendments that have been made since the foundation of the Company in a consolidated version.

Budapest, as of **September 2 2004**

Non-cash contribution, form and value:	4.530.317 pieces of Slovnaft, a.s. ordinary shares having the nominal value of 1.000 SKK each, total value: 58.905.468.000 Ft
Auditors verifying the non-cash contribution:	Ernst & Young Könyvvizsgáló Kft (1132 Budapest, Váci út 20.)
Entitled for subscription:	Slovintegra, a.s. (Vl Clementisa 10, 820 09 Bratislava, Slovakia, company registration number: 31392318) with respect to 8.872.912 pieces of "C" shares with a par value of HUF 1,001 each Slovbena, a.s. (Tovarenska 12, 81109 Bratislava Slovakia, company registration number: 36019216) with respect to 944.666 pieces of shares of "C" shares with a par value of HUF 1,001 each

Business premises and branch offices

1093 Budapest, Közraktár u. 30.
1039 Budapest, Batthyány u. 45.
5000 Szolnok, Ady E. u. 26.
5000 Szolnok, Mészáros L. u. 2.
5525 Füzesgyarmat, Ipartelep HRSZ: 0418/8
8800 Nagykanizsa, Erzsébet tér 22.
6400 Kiskunhalas, Olajbányász u. 7.
8600 Siófok, Tanácsház u. 5.
8600 Siófok, Sió u. 74.
4511 Nyírbogdány 794 tul. lap HRSZ: 928
2931 Almásfüzitő 4. tul. lap HRSZ: 207
2364 Ócsa 4. tul. lap HRSZ: 0278
3100 Salgótarján, Nagy S. út 6.
3170 Szécsény 1711 tul. lap HRSZ: 1687
8000 Székesfehérvár, Farkasvermi u. 1.
2400 Dunaújváros, Verebély u. 10.
8330 Sümeg 154 tul. lap HRSZ: 152/1
9200 Mosonmagyaróvár, MÁV állomás
7601 Pécs, Mecsekalja-Cserkút Pelledi u. 5.
7200 Dombóvár, Gunarasi u. 16.
7400 Kaposvár, Jutai u. 26.
7130 Mőzs 916 tul. lap HRSZ: 857
5081 Szajol 6 tul. lap HRSZ: 096/4
5000 Szolnok, Ságvári E. krt. 4.
6700 Algyő 2212 tul. lap HRSZ: 01749
6001 Kecskemét, Mészöly u. 21.
6500 Baja 6306 tul. lap HRSZ: 5661
5600 Békéscsaba 3064 tul. lap HRSZ: 3117
2703 Cegléd 15376 tul. lap HRSZ: 5732
5900 Orosháza, Csizmadia u. 1.
3527 Miskolc, Bessenyői u. 16.
3501 Miskolc 9189 tul. lap HRSZ: 35421/2
3980 Sátoraljaújhely 8154 tul. lap HRSZ: 1815/2
2440 Százhalombatta, Olajmunkás u. 2.
3580 Tiszaújváros, Mezőcsáti u. 1.
8900 Zalaegerszeg, Zrínyi út 6.
1063 Budapest, Benczúr u. 13.
1211 Budapest, Petróleum u. 5-7.
2600 Vác, Mária udvar, Gödöllői út 0372/1-3 hrsz.
4511 Nyírbogdány, Gyártelep 0253/21 hrsz.
5081 Szajol, belterület 2401/1 hrsz.
6000 Kecskemét, Klebelsberg Kunó u. 46.
7635 Pécs, Állomás u. 21.
7570 Barcs, Nyugati Gázelőkészítő 0594/1 hrsz.

9751 Vép, Kassai u. 54.
9023 Győr, Serfőződombi dűlő 2390 hrsz.
8751 Zalakomár, Vasút u. 2.
4211 Ebes, Debreceni útfél 065 hrsz.
5525 Füzesgyarmat, Ipartelep 0416/35 hrsz.
3390 Füzesabony, Szihalmi u. 973/1 hrsz.
3300 Eger, Kistályai út 9840 hrsz.
5945 Kardoskút 0146 hrsz.
2921 Komárom, Kőolaj u. 2.
6750 Algyő 01748/23 hrsz.
6750 Algyő 01780 hrsz.
6750 Algyő 01884/10 hrsz.
6750 Algyő 01884/11 hrsz.
6750 Algyő 01884/4 hrsz.
8753 Balatonmagyaród 054 hrsz.
8753 Balatonmagyaród 065 hrsz.
6412 Balotaszállás 039/50 hrsz.
5830 Battonya 0768/22 hrsz.
8887 Bázakerettye 0182/7 hrsz.
8887 Bázakerettye 057/1 hrsz.
8887 Bázakerettye 130 hrsz.
8985 Becsvölgye 0613 hrsz.
8943 Bocfölde 0145/1 hrsz.
5527 Bucsa 022/5 hrsz.
3395 Demjén 077/5 hrsz.
6781 Domaszék 062/1 hrsz.
3300 Eger, Vasút út 10.
5525 Füzesgyarmat. 0416/35 hrsz.
8981 Gellénháza 083/2 hrsz.
8981 Gellénháza 085/2 hrsz.
8981 Gellénháza 076/2 hrsz.
8981 Gellénháza 418/1 hrsz.
2217 Gomba 0396/1 hrsz.
4200 Hajdúszoboszló 027 hrsz.
4200 Hajdúszoboszló 7628 hrsz.
5945 Kardoskút, Olajbányász út 1.
5331 Kenderes 0215/2 hrsz.
6400 Kiskunhalas 0782/10 hrsz.
5321 Kunmadaras 0468/5 hrsz.
8888 Lispeszentadorján 021 hrsz.
8878 Lovászi 0110 hrsz.
5400 Mezőtúr 0696 hrsz.
4064 Nagyhegyes 0159/1 hrsz.
8800 Nagykanizsa, Vár út 8.
8983 Nagylengyel 071/21 hrsz.
8983 Ormándlak 030/8 hrsz.
8983 Ormándlak 060 hrsz.
6784 Öttömös 016/22 hrsz.
6131 Szank 1161/2 hrsz.
6131 Szank 1162 hrsz.
6131 Szank 1163/1-4 hrsz.
6131 Szank 1164 hrsz.
6131 Szank 1165 hrsz
6131 Szank 1166 hrsz.

7700 Mohács, Eszéki út 0132 hrsz.
7700 Mohács, Pécsi út 225/10 hrsz.
2200 Monor, 4.sz. fkl. út 0246 hrsz.
8060 Mór, Nemes utca 3312 hrsz.
9221 Levél, M 1 autópálya 1. 041/4 hrsz.
9221 Levél, M 1 autópálya 2. 041/4 hrsz.
7500 Nagyatád, Lábodi út 2552 hrsz.
9485 Nagycenk, 84.sz.fkl. út 0136/5 hrsz.
8800 Nagykanizsa, Balatoni út 3032 hrsz.
8800 Nagykanizsa 4926/4 hrsz.
8800 Nagykanizsa, Elkerülő út 635/20 hrsz.
2760 Nagykáta, Ady Endre u. 3493/2 hrsz.
2626 Nagymaros, Váci út 119.
5931 Nagyszénás, Orosházi út 1763 hrsz.
8291 Nagyvázsony, Templom kert 0412 hrsz.
4300 Nyírbátor, Császári út 4676 hrsz.
4400 Nyíregyháza, Pazonyi út 2547/1 hrsz.
4400 Nyíregyháza, Széna tér 421/2 hrsz.
4400 Nyíregyháza, Tokaji út 0433/28 hrsz.
5900 Orosháza, Kettőssánc tér 2187/1 hrsz.
5900 Orosháza, Vásárhelyi út 1404 hrsz.
3600 Ózd, Vasvár út 7976/1 hrsz.
7030 Paks, 6. sz. fkl. út 3651 hrsz.
8500 Pápa, Győri út 0225/2 hrsz.
8500 Pápa, Jókai út 63.
3245 Recsk, 24. sz. fkl. út 055 hrsz.
2119 Pécel, Köztársaság tér 1327/2 hrsz.
7615 Pécs, 6.sz.fkl. út 42239/28 hrsz.
7633 Pécs, Endresz út 521 hrsz.
7600 Pécs, Komlói út 36792/1 hrsz.
7624 Pécs, Szigeti út 3285/1 hrsz.
7632 Pécs, Lahti út 21169/6 hrsz.
7673 Kővágószőlős 0217 hrsz.
7720 Pécsvárad, 6. sz. fkl. út 1819/16 hrsz.
3250 Pétervására, Orgona u. 9.
2085 Pilisvörösvár 10. sz. fkl. út 0140/31 hrsz.
4090 Polgár, Hajdú u. 16.
3630 Putnok, 26. sz. fkl. út 039/11 hrsz.
2300 Ráckeve, Kossuth L. u. 66 hrsz.
9224 Rajka, Bem József u. 598/5 hrsz.
8978 Rédics, 86.sz.fkl. út 575 hrsz.
2651 Rétság, 2. sz. fkl. út 11 hrsz
3770 Sajószentpéter, Kossuth Lajos út 076 hrsz.
3100 Salgótarján, Budapesti u. 6350 hrsz.
3100 Salgótarján, Rákóczi út 77-89.
7000 Sárbogárd, Köztársaság út 147.
5720 Sarkad, Vásár tér 1-3.
3950 Sárospatak, Wesselényi Miklós út 1915 hrsz.
9600 Sárvár, Vágóhíd u. 1.
7370 Sásd, Noszlopy Gáspár u. 013/6 hrsz.
3980 Sátoraljaújhely, Várhegy utca 10917/16 hrsz.
7960 Sellye, Dózsa György út 93.
7800 Siklós, Szent István tér 1211/9 hrsz.
8600 Siófok, 70.sz.fkl. út 3420 hrsz.

6320 Solt, Vecsei u. 52.
9400 Sopron, Határátkelő 1. 0923/3 hrsz.
9400 Sopron, Határátkelő 2. 0892/7 hrsz.
9400 Sopron, Kőfaragó tér 2459 hrsz.
8330 Sümeg, Alkotmány u. 163/1 hrsz.
6080 Szabadszállás, Petőfi Sándor út 19.
5540 Szarvas, Békéscsabai út 3563 hrsz.
7349 Szászvár, Bonyhádi út 2 hrsz.
2440 Százhalombatta, Bekötő út 2063/18 hrsz.
3170 Szécsény, Salgótarjáni út 0159 hrsz.
6750 Szeged, 47.sz.fkl.út 01748/5 hrsz.
6724 Szeged, Csongrádi sugárút 16004/5 hrsz.
6728 Szeged, Dorozsmai út 20.
6725 Szeged, Kálvária sugárút 96.
6771 Szeged, Makai út 323/4 hrsz.
5520 Szeghalom, Ady Endre út 503 hrsz.
8000 Székesfehérvár, Sárkeresztúri út 8.
8000 Székesfehérvár, Seregélyesi út 8197/1 hrsz.
7100 Szekszárd, Csatári Torok út 0322/49 hrsz.
7100 Szekszárd, 56. sz. fkl. út 7407/1 hrsz.
7100 Szekszárd, 56. sz. fkl. út 3/8 hrsz.
2000 Szentendre, Vasúti villasor 6.
6600 Szentes, Attila út 3965/3 hrsz.
9970 Szentgotthárd, Rábafüzesi út 1.
3900 Szerencs, 37.sz. fkl. út 064/3 hrsz.
2315 Szigethalom, Petőfi Sándor u. 2308/1 hrsz.
7900 Szigetvár, József Attila u. 66.
3800 Szikszó, Vásár tér 1279/2 hrsz.
2628 Szob, Zebegényi út 924 hrsz.
5000 Szolnok, Elkerülő út 19703/6 hrsz.
5000 Szolnok, Abonyi út 7740 hrsz.
5000 Szolnok, Gábor Áron tér 1221/2 hrsz.
5000 Szolnok, Pozsonyi út 2765/58 hrsz.
9700 Szombathely, Ady Endre tér 6027/2 hrsz.
9700 Szombathely, Zanati út 15202 hrsz.
9700 Szombathely, Zanati út 7273/48 hrsz.
8660 Tab, Siófoki út 1142 hrsz.
7090 Tamási, Szabadság u. 90.
8300 Tapolca, Keszthelyi u. 1971 hrsz.
8300 Tapolca, Kossuth út 574 hrsz.
2890 Tata, Vértesszőlősi út 4142/6 hrsz.
2800 Tatabánya, Győri út 11002/39 hrsz.
2800 Tatabánya, Kossuth Lajos u. 5359/2 hrsz.
4243 Téglás, 4. sz. fkl. út 0181/4 hrsz.
5350 Tiszafüred, Ady Endre út 1376/12 hrsz.
6060 Tiszakécske, Szolnoki u. 1489 hrsz.
4450 Tiszalök, Táncsics Mihály u. 86.
3580 Tiszaújváros, 35 sz. fkl. út 1120 hrsz.
3910 Tokaj, Tarcali út 86.
7130 Tolna, Szedresi u. 1096/1 hrsz.
2045 Törökbálint, M 0 autópálya 0199/2 hrsz.
5200 Törökszentmiklós, Kossuth Lajos út 92-94.
5420 Túrkeve, Kisújszállási u. 1745/2 hrsz.
4244 Újfehértó, 4.sz. fkl. út 012/2 hrsz.

2600 Vác, Balassagyarmati út 1917/4 hrsz.
2600 Vác, Diadal tér 3695 hrsz.
7838 Vajszló, Széchenyi István út 34.
4287 Vámospércs, Debreceni út 55/2 hrsz.
8100 Várpalota, 8. sz. fkl. út 0342 hrsz.
8100 Várpalota, 8. sz. fkl. út 3352 hrsz.
4800 Vásárosnamény, Nyíregyházi út 1.
9800 Vasvár, Dr. Tretter László u.52.
2481 Velence, M 7 autópálya 1. 539/13 hrsz.
2481 Velence, M 7 autópálya 2. 625 hrsz.
2112 Veresegyház, Fő u. 1489 hrsz.
8200 Veszprém, Budapesti u. 3213 hrsz.
7773 Villány, Virágosi út 0101/7 hrsz.
2025 Visegrád, 11. sz. fkl. út 169/4 hrsz.
4625 Záhony, 4.sz. fkl. út 030/20 hrsz.
8900 Zalaegerszeg, Balatoni út 2726/2 hrsz.
8900 Zalaegerszeg, Balatoni út 2736/2 hrsz.
8900 Zalaegerszeg, Zrínyi Miklós út 20.
8749 Zalakaros, Thermál út 1.
8999 Zalalövő, Bajcsy-Zsilinszky E. út 3.
8621 Zamárdi, Endrédi út 2267/1 hrsz.
8420 Zirc, Kossuth Lajos út 433 hrsz.

4. Selected data on consolidated companies of MOL Group

Investments in consolidated companies as of June 30, 2004

Company name	Country	Range of activity	30 June 2004	2003
Exploration and Production				
GES Kft.	Hungary	Geophysical surveying and data processing	100%	100%
Geoinform Kft.	Hungary	Hydrocarbon exploration	100%	100%
Kunpetrol Kft.	Hungary	Maintenance services	Merged into Explant	100%
MOL CIS	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Greece Ltd	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
Rusi Ltd / MOL Nile	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOLCaspian Oil and Gas Limited	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	not consolidated d
MOL Pakistan Ltd	Netherlands	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL BHM OIL-Invest Ltd/ MOL Quatar	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Syria Ltd	Netherlands	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Tunisia Ltd	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Yemen Ltd	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
UBA Services Ltd	Cyprus	Exploration investment management	100%	100%
ZMB Ltd.	Russia	Exploration and exploitation of foreign natural gas and oil fields	50%	50%
Natural gas				
MOL Földgázellátó Rt.	Hungary	Natural gas supply and trading	100%	100%
MOL Földgázszállító Rt.	Hungary	Natural gas transportation	100%	100%
MOL Földgáztároló Rt.	Hungary	Natural gas storage	100%	100%
Balatongáz Kft.	Hungary	Gas-utility development and management	77%	77%
Kiskungáz Rt.	Hungary	Gas-utility development and management	-	sold
Turulgáz Rt.	Hungary	Gas-utility development and management	-	sold
Generál Gomsz Kft.	Hungary	Maintenance Services	Merged into Explant	100%
Refining and Marketing				
Boksz Kft.	Hungary	Maintenance services	Merged into Explant	100%
Mineralkontor GmbH	Germany	Trade of oil products	74%	not consolidated
MOL-LUB Kft	Hungary	Production and trade of lubricants from 2002	100%	100%
MOL Austria GmbH	Austria	Wholesale trade of lubricants and oil products	75%	75%
MOL Romania PP s.r.l.	Romania	Retail trade of fuels and lubricants	100%	100%
MOL Slovenija d.o.o.	Slovenia	Retail trade of fuels and lubricants	100%	not consolidated
Moltrans Kft.	Hungary	Transportation of mineral oil products	100%	100%
MOLTRADE Mineralimpex	Hungary	Importing and exporting energetical products	100%	100%
Terméktároló Rt.	Hungary	Oil product storage	74%	74%
Petrolszolg Kft.	Hungary	Maintenance services	100%	100%
Slovnaft a.s.	Slovakia	Refinery and marketing of oil and petrochemical products	98%	70%
Apollo Oil and Rohstoffhandels GmbH	Austria	Crude oil trading	66%	47%
MOL Slovensko s.r.o	Slovakia	Wholesale and retail in 2002, wholesale in 2003	98%	70%
Slovnaft Ceska Republika s.r.o	Czech Republic	Wholesale and retail	98%	70%
Slovnaft Montáže a opravy a.s.	Slovakia	Repairs and maintenance	98%	70%
Slovnaft Polska S.A.	Poland	Wholesale and retail	98%	70%
Slovnaft Trans a.s.	Slovakia	Transport	98%	70%
Slovnaft VÚRUP a.s.	Slovakia	Research & development	98%	70%
Slovnaft Ukrajina s.r.o.	Ukraine	Wholesale trade	88%	62%

Ukrslovnaft	Ukraine	Retail trade	83%	59%
SWS s.r.o	Slovakia	Transport support services	50%	35%
Petrochemicals				
TVK Rt	Hungary	Petrochemical production	52%	44%
TVK Austria GmbH	Austria	Polymer sales	27%	23%
Inno-Comp Kft.	Hungary	Plastic production	-	sold
TVK Inter-Chemol GmbH	Germany	Polymer sales	52%	44%
TVK Italia Srl.	Italy	Polymer sales	52%	44%
TVK-MOL-Chem S.a.r.l.(1)	France	Polymer sales	52%	72%
TVK UK Ltd.	England	Polymer sales	52%	44%
Corporate and other				
Explant	Hungary	Maintenace	100%	-
Hermész Kft.	Hungary	Wholesale trade and consultancy	100%	not consolidated
MOL Reinsurance Ltd.	Cyprus	Providing reinsurance services for the MOL Group	100%	100%
Slovnaft Rekreacentrum a.s.	Slovakia	Operation of recreation facilities	98.4%	70%
TVK Ingatlankezelő Kft.	Hungary	Real estate management	52%	44%

(1) Renamed to TVK France S.a.r.l. since 2003

Investments in major associated companies and other investments as of June 30, 2004

Company name	Country	Activity	2004 June 30	2003
AKA Rt.	Hungary	Motorway operation	2.5%	2.5%
Chémia Bratislava a.s.	Slovakia	Services	48%	34%
DÉGÁZ Rt.	Hungary	Regional gas distribution	sold	27%
ÉGÁZ Rt.	Hungary	Regional gas distribution	sold	35.5%
Hexán Kft.	Hungary	Refining and trade of oil	100%	100%
INA Group	Croatia	Integrated oil and gas company	25%	25%
IN-ER Eromu Kft.	Hungary	Planning power plants	30%	30%
Messer Slovnaft s.r.o	Slovakia	Production of technical gases	48%	34%
Panrusgáz Rt.	Hungary	Natural gas trading	50%	50%
SlovnaftA. S.	Slovakia	Refinery and marketing of oil products	consolidated	consolidated
Turbó Team Kft	Hungary	Maintenance services	25%	25%
Tűzoltó és Műszaki Mentő Kft.	Hungary	Fire and technical rescue services	46%	43%
TVK Erőmű Kft.	Hungary	Power plant	under divestiture	11%
VIBA-TVK Kft.	Hungary	Petrochemical production and sales	21%	18%
Villas Hungária Kft.	Hungary	Bitumen production	40%	40%

5. Definitions and abbreviations

"A" Series Shares	Series "A" ordinary registered shares of the Company with par value of HUF 1,000
APEH	the North Budapest Directoracte of the Hungarian Tax and Financial Control Office
ÁPV Rt	Állami Privatizációs és Vagyonkezelő Részvénytársaság (Hungarian State Privatisation Agency)
Articles of Association	Articles of Association of the Company
Auditor, E&Y	Ernst & Young
"B" Series Shares	Special registered share with par value of HUF 1,000 and held by ÁPV Rt, and carries certain preferential rights
Bank Handlowy	Bank Handlowy w Warszawie S.A.
Barrel	The key imperial measure used in the oil industry, one tonne is equivalent to approximately 7.55 barrels of crude oil for Hungarian crude and 7.27 for Russian crude
Board of Directors	Board of Directors of the Company
Boe	Barrel of crude oil equivalent – volume equivalent received by calculation of caloric value of natural gas and crude oil. The calculation takes into account the amount of heat in the gas. Practically, 1 boe equals 6000 square feet (170 m^3 in normal conditions) of natural gas
BSE	Budapest Stock Exchange
BUX Index	Budapest Stock Exchange Index
Cash Flow at Risk (CFAR)	Risk measurement methodology. This considers risk factors and volatility of certain types of MOL business activities.
"C" Series Shares	Series "C" registerd shares of the Company with par value of HUF 1,001
CEE region	Central and Eastern European region
CEO	Chief Executive Officer
CIS countries	Countries belonging to the Commonwealth of Independent States
CoCa	Company-owned commissioned agent
CoCo	Company-owned company operated
Company, MOL Plc, MOL	MOL Magyar Olaj- és Gázipari Részvénytársaság – MOL Hungarian Oil and Gas Plc.
Condensate	General name for the liquid phase of hydrocarbons, where dominate light ingredients.
Confirmed production reserved	Reserves, that are exploitable from existing wells in the dedicated time.
Corporate Governance Code	The rules of corporate governance in public companies, adopted by the authorieties of Warsaw Stock Exchange and included in the appendix to the WSE Board resolution Nr 48/942/2002, dated September 4, 2002
Duna Refinery	MOL Plc. refinery located in Száznhalombatta, Hungary
EBIT	Earnings before interests and taxes
EBITDA	Earnings before interests, taxes, depreciation and amortization
EOR	Enhanced Oil Recovery methods. Processes/ technologies that allow larger production of crude oil than primary and secondary methods.
EU	European Union
EUR	Euro, the legal tender of the European Monetray Union
FIOC	First International Oil Company
FCC	Fluid Cathalyc Crack
FOTEX	Fotex Group is one of the leading companies dealing with retail trading with almost 300 points of sales. The Group concentrates its activities on retail sales of photographic and visual equipment, clothes,

	furnitures and cosmetics.
The Gas Act	The Hungarian Act XLII of 2003 on Gas Supply, published in issue Nr 73/2003 of the Hungarian Official Gazette on 25 June 2003
Gas Subsidiaries	(i) MOL Natural Gas Supply Plc., pursuing public utility wholesale and competitive trade of natural gas; (ii) MOL Natural Gas Transmission Plc., pursuing the transmission of natural gas; and (iii) MOL Natural Gas Storage Plc., pursuing the storage of natural gas; collectively
GDP	Gross Domestic Product
GDRs	Global Depositary Receipts
General Shareholders' Meeting	General Shareholders' Meeting of the Company
HAG	Hungary - Austria Gasleitung
HAS	Hungarian Accounting Standards
HDPE	High-density polyethylene
HEO	Hungarian Energy Office
HUF	Forint, the legal tender in Hungary
The Hungarian Capital Markets Act	The Hungarian Act CXX of 2001 on the Capital Markets, published in issue Nr 154/2001 of the Hungarian Official Gazette on 25 December 2001
The Hungarian Companies Act	The Hungarian Act CXLIV of 1997 on Business Associations, published in issue Nr 114/1997 of the Hungarian Official Gazette on 18 December 1997
The Hungarian Mining Act	The Hungarian Act XLVIII of 1993 on Mining, published in issue Nr 61/1993 of the Hungarian Official Gazette on 13. May 1993
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IOB	International Offering Book
IMF	International Monetary Fund
INA	The Principal oil and gas company in Croatia, in which MOL has 25% + one share stake
ISDA	International Swaps and Drvatives Association, Inc.
ISIN	International Securities Identification Number
JANAF	Jadranski Naftovod, the operator of Croatian pipeline, dealing also with handling and storage of oil and oil products
KDPW	National Depository of Securities, NDS
KELER	Központi Elszámolóház és Értéktár (Budapest) Rt. (Central Depositary and Clearinghouse)
KKKSZ	Association of crude oil and oil products stockpiling in Hungary
LDPE	Low-density polyetylenepolyethylene
Liquid gas associated with crude oil deposits	Liquid hydrocarbons isolated from the natural gas, including various components from propans to bensins, as well as heavy components.
LPG	Liquefied petroleum gas
MAA	Maleic Anhidride
Market Capitalisation	Number of shares (issued equity capital) multiplied by the current market share price
MCF	Million cubic feet
MFB	Hungarian Development Bank
MKB	Magyar Külkereskedelmi Bank
MOL Group or The Group	MOL Plc. with all its consolidated subsidiaries;

MTBE	Methyl Tertiary Butyl Ether
Nabucco Project	The project managed by Nabucco consortium. Established in October 2002 to assess investment opportunities for building and operating of new gas pipeline linking Caspian Sea region, Middle East with Europe. The consortium consists of MOL Földgázszállító Rt., OMV Erdgas GmbH Botas, Boru Hatlari ile Petrol Tasima AS (Turkey), Bulgargaz EAD (Bulgaria) and SNTGN TRANSGAZ S.A. (Romania).
NDS	National Depository of Securities (Krajowy Depozyt Papierów Wartościowych S.A. w Warszawie – KDPW)
Nelson Complexity Index	The Nelson Complexity Index (NCI) - index developed by W. L. Nelson in the 1960s, which compares the costs of various upgrading units - such as a fluid catalytic cracking (FCC) unit or a catalytic reformer - to the cost of crude distillation unit. Computation of the index is an attempt to quantify the relative cost of a refinery based on the added cost of various upgrading units and the relative upgrading capacity
Net Profit	Profit after tax increased by the share of the Group in the associated companies and decreased by the minority shareholders.
NIS	Naftna Industrija Srbjie
Offering Agent, Dom Maklerski Banku Handlowego S.A. , DMBH	Dom Maklerski Banku Handlowego S.A., with its registered Office in Warsaw, Chałubińskiego 8, 00-613, the entity offering Shares, as provided for in art. 33 of the Law of the Public Trading of Securities
OGJ	Oil&Gas Journal
OECD	Organisation for Economic Cooperation and Development
OGDCL	Oil and Gas Development Company Limited
OKGT	Országos Koolaj - és Gázipari Tröszt, Hungarian Oil and Gas Corporation
OMV	OMV Erdgas GmbH
OPSA	Oil products storage association
ORLEN	Polski Koncern Naftowy ORLEN S.A.
OTP	The Hungarian National Savings Bank
PAP	Polska Agencja Prasowa (the Polish Press Agency)
PSA	Production Sharing Agreement – agreement about shared production from the given gas or oil field that split production between the State and investors.
PVC	Polyvinyl chloride
PIMS	Project Information Management System – software system utilized for optimalisation solutions in management.
State Supervision of Financial Organizations	Hungarian State Supervision of Financial Organizations (Penzugyi Szervezetek Allami Feliigyelete)
PLN	Polish zloty, the legal tender in the Republic of Poland
POL	Pakistan Oilfield Limited
Poliethylen	The group of polyolefins: LDPE and HDPE.
Polish Act on the Protection of Competition and Consumers	Act on the Protection of Competition and Consumers (unified text published in *Dziennik Urzędowy* in 2003, No. 86, item 804, with subsequent amendments)
Polish Corporate Income Tax Act,	Act of 15th February 1992 on Corporate Income Tax (unified text published in *Dziennik Urzędowy* in 2000, No. 54, item 654, with subsequent amendments)
Polish Foreign Exchange Law	Act of 27th July 2002 on Foreign Exchange Law (unified text published in *Dziennik Urzędowy* in 2002, No. 141, item 1178, with subsequent amendments)
Polish Personal Income Tax Act	Act of 26th July 1991 on Personal Income Tax (unified text published in *Dziennik Urzędowy* in 2000, No. 14, item 176, with subsequent amendments)
Polish SEC	The Polish Securities and Exchange Commission (Komisja Papierów Wartościowych i Giełd, - KPWiG)

PP Polypropylene

PPL Pakistan Petroleum Limited

PPM Measure of concentration of substance in the liquid, used, when low concentration takes place.

Profit to Shareholders Profit resulting from the changes of share prices and dividend paid out

Prospectus This prospectus which is the only legally binding document setting forth information concerning the Shares drawn up in accordance with the Prospectus Ordinance

Prospectus Ordinance Ordinance of the Polish Council of Ministers of August 11th 2004, on the detailed terms and conditions to be met by Issue Prospectus and Abridged Prospectuses (Dz. U. of 2004, No. 186, item 1921)

Reserves Estimated quantity of crude oil, condensate, natural gas and other components, in which case it is possible to assume production level for the commercial purposes utilising known production methods.

ROA Return on assets

ROACE Return on Average Capital Employed

ROE Return on equity

SAPPO Slovak Association of Producers of Oil Products

Securities Law Law on the Public Trading of Securities, Act of 21st August 1997 (unified text published in *Dziennik Ustaw* in 2002, No. 49, item 447, with subsequent amendments)

Shares One, some or all of the Company's Series A shares with par value of HUF 1,000

SIPC Shell International Petroleum Co.

SKK Slovak Crown, the legal tender in the Slovak Republic

Slovnaft Subsidiary of MOL operating in petrochemical business mainly in Slovak Republic

Special Share One series "B" Share with preferential voting rights

Stimulation of Residue Processing of residue (heavy fuel oils) into more valuable white products

Supervisory Board Supervisory Board of the Company

TMR System of Performance Management

Toe Tonne of crude oil equivalent

Treaty Double tax treaty between Hungary and Poland of 1995 (published in *Dziennik Ustaw*, No. 125, items 601 - 602)

TVK Subsidiary of MOL operating in petrochemical business

UGS Underground Gas Storage

UOKIK The Polish Antimonopoly Authority (Urząd Ochrony Konkurencji i Konsumentów UOKiK)

USD The United States Dollar, legal tender on the territory of the United States of America

White products Products (liquid gas, bensins, diesels and light fuel oils), that are obtainable from crude oil, that are characterised by lower viscosity (generally products of higher value).

WSE The Warsaw Stock Exchange (Giełda Papierów Wartościowych w Warszawie S.A., - GPW)

ZMB Zapadno-Malobalyk Ltd. – MOL's joint venture with Yukos operating in exploration and production of natural gas and oil fields